ENERGY FUELS INC.

2013 ANNUAL INFORMATION FORM

DATED MARCH 26, 2014

IN RESPECT OF THE FINANCIAL YEAR
ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

CHANGE OF FINANCIAL YEAR END	1	MARKET FOR SECURITIES	210
CURRENCY	1	DIRECTORS AND OFFICERS	213
SHARE CONSOLIDATION	1	THE AUDIT COMMITTEE	222
BASIS OF PRESENTATION	2	INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	226
CAUTIONARY NOTE REGARDING FORWARD-		TRANSFER AGENTS AND REGISTRARS	227
LOOKING INFORMATION	2	MATERIAL CONTRACTS	227
CAUTIONARY NOTE TO UNITED STATES		INTERESTS OF EXPERTS	228
INVESTORS CONCERNING ESTIMATES OF		ADDITIONAL INFORMATION	229
MINERAL RESERVES AND MINERAL ESTIMATES	6
INCORPORATION AND SUBSIDIARIES	7
GENERAL DEVELOPMENT OF THE BUSINESS	9	APPENDIX A: Charter of the Audit	A-1
		Committee
ENERGY FUELS’ BUSINESS	16		B-1
Mineral Projects	30	APPENDIX B: Glossary of Terms
Summary of Mineral Reserves and
Resources	30
The Henry Mountains Complex	36
Roca Honda Project	47
The Arizona Strip	62
The Daneros Mine	76
The Sheep Mountain Project	87
Gas Hills Project	100
La Sal Project	113
Juniper Ridge Project	131
The Whirlwind Mine	143
The Sage Plain Project	151
Copper King Gold/Copper Project	162
Non-Material Mineral Properties	175
Other New Mexico Projects:	181
Other Wyoming Projects	184
Exploration Properties	185
Quality Assurance and Quality Control
Procedures and Protocols	188
Environmental and Safety Matters	191
White Mesa Mill	191
The Piñon Ridge Mill	192
Mines	193
Employees	193
Government Regulation	194
U.S. Uranium Industry	194
Land Tenure	195
RISK FACTORS	197
DIVIDENDS	209
DESCRIPTION OF CAPITAL STRUCTURE	209

CHANGE OF FINANCIAL YEAR END

Energy Fuels Inc. (“Energy Fuels” or the “Company”) changed its fiscal year-end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. As a result of this change, the Company’s most recent financial year is the fifteen (15) month period beginning on October 1, 2012 and ending on December 31, 2013.

CURRENCY

All amounts stated in this Annual Information Form (“AIF”) are in United States dollars, unless otherwise indicated.

SHARE CONSOLIDATION

Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). All data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and warrants, exercise prices of stock options and warrants and conversion prices of convertible debentures set forth in this AIF have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding actual amounts may differ. Unless otherwise indicated, references in this AIF (but not necessarily the documents incorporated by reference herein) to “Common Share” are to the common shares of the Company after giving effect to the Share Consolidation.

BASIS OF PRESENTATION

Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The definitions of certain terms used in this AIF are set forth in Appendix B – Glossary.

This AIF is dated March 26, 2014. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this AIF and in the documents incorporated herein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to:

  the Company’s business objectives and plans;
  exploration and development plans and expenditures;
  estimation of Mineral Resources and Mineral Reserves;
  mineral grades;
  Energy Fuels’ expectations regarding additions to its Mineral Resources and Mineral Reserves through acquisitions and development;
  success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments;
  possible impacts of regulatory actions;
  capital expenditures;
  expansion plans;
  success of the Company's mining and/or milling operations;
  availability of equipment and supplies;
  availability of alternate feed materials for processing;
  the Company’s processing technologies;
  future production costs, including costs of labor, energy, materials and supplies;
  future effective tax rates;

  future benefits costs;
  future royalties payable;
  the outcome and possible impacts of disputes and legal proceedings in which the Company is involved;
  the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant;
  sales volumes and future uranium and vanadium prices and treatment charges;
  future trends in the Company’s industry;
  global economic growth and industrial demand;
  global growth in and/or attitudes towards nuclear energy;
  changes in global uranium and vanadium and concentrate inventories;
  expected market fundamentals, including the supply and demand for uranium and vanadium;
  the Company’s and industry expectations relating to future prices of uranium and vanadium;
  currency exchange rates;
  environmental risks;
  reclamation costs, including unanticipated reclamation expenses;
  collateral requirements for surety bonds;
  property status, including holding costs, disputes or claims;
  the adequacy of insurance coverage; and
  legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in, or incorporated by reference into, this AIF should not be unduly relied upon. This information speaks only as of the date of this AIF.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the exploration, development and operation of mineral properties and processing facilities such as:

  risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices or other market conditions;
  uncertainties and liabilities inherent in mining operations;

  geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions;
  risks associated with labour costs, labour disturbances and unavailability of skilled labour;
  risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes;
  risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels;
  actions taken by regulatory authorities with respect to mining and processing activities;
  risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services;
  title risks;
  the adequacy of insurance coverage;
  uncertainty as to reclamation and decommissioning liabilities;
  the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations;
  the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings;
  the ability of Energy Fuels to meet its obligations to its creditors;
  risks associated with the Company’s relationships with its business and joint venture partners;
  failure to obtain industry partner, government and other third party consents and approvals, when required;
  competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;
  incorrect assessments of the value of acquisitions;
  risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
  risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels;
  fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations;
  risks associated with asset impairment as a result of decreases in uranium prices;
  risks associated with lack of access to markets and the ability to access capital;
  the market price of Energy Fuels’ securities;
  public resistance to nuclear energy or uranium mining;
  uranium industry competition and international trade restrictions; and
  the other factors discussed under “Risk Factors” in this AIF.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this AIF.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:

  that there is no material deterioration in general business and economic conditions;
  that there is no unanticipated fluctuation of interest rates and foreign exchange rates;
  that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected;

  that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected;
  that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis;
  that the Company is able to operate its mineral properties and processing facilities as expected;
  that existing licenses and permits are maintained and renewed as required;
  that the Company is able to obtain financing for the Company’s development projects on reasonable terms;
  that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
  that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances;
  that costs of closure of various operations are accurately estimated;
  that there are no unanticipated changes in collateral requirements for surety bonds;
  that there are no unanticipated changes to market competition;
  that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable;
  that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and
  that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors”. The forward-looking statements and forward-looking information contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "Mineral Reserves" or "Mineral Resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the Mineral Reserves and Mineral Resources described may be profitably produced in the future.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF, and in the documents incorporated by reference herein, have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this AIF, and in the documents incorporated by reference herein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or prefeasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Disclosure of “contained pounds” or “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

INCORPORATION AND SUBSIDIARIES

INCORPORATION

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. On November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every 50 pre-consolidation Common Shares.

The registered and head office of Energy Fuels is located at 2 Toronto Street, Suite 500, Toronto, Ontario, M5C 2B6, Canada. Energy Fuels’ principal place of business and corporate office is located at 225 Union Blvd., Suite 600, Lakewood, Colorado 80228, USA. Energy Fuels’ website address is www.energyfuels.com.

Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”. In addition, Energy Fuels’ convertible debentures are listed on the TSX under the symbol “EFR.DB”. See “Market for Securities – Debentures”. Options on Energy Fuels’ common shares are traded on The Chicago Board Options Exchange. The Designated Primary Market Maker for the options is Group One Trading, LP.

The Company conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of the Company and its active subsidiaries, including the name, country of incorporation and proportion of ownership interest, is included as Exhibit 1 to this AIF. Energy Fuels also owns a number of inactive subsidiaries which have no material liabilities or assets and do not engage in any material business activities.

SUBSIDIARIES

All of the Company’s U.S. assets are held directly or indirectly through the Company’s wholly-owned subsidiaries Energy Fuels Holdings Corp. (“EF Holdings”) and Strathmore Minerals Corp. (“Strathmore”). See “Exhibit 1”. EF Holdings and Strathmore hold all or a portion of their uranium mining and milling assets through a number of additional subsidiaries. The principal assets of the Company are held as follows:

  the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing facility near Blanding, Utah (the “White Mesa Mill” or “Mill”) through EFR White Mesa LLC;
  the Colorado Plateau mines, including the Whirlwind Mine, the Sunday Complex, the La Sal Complex, and the Sage Plain Project, through EFR Colorado Plateau LLC (“EFR Colorado Plateau”), Energy Fuels Resources Corp. (“EFRC”), West Lisbon, LLC and Colorado Plateau Partners LLC (“CPP”);
  the Gas Hills Project, Juniper Ridge Project, and 60% interest in the Roca Honda Project through Strathmore Resources (US) Ltd. (“Strathmore US”);
  the Sheep Mountain Project through Energy Fuels Wyoming Inc. (“EF Wyoming”);
  the Daneros Mine in the White Canyon district of southeastern Utah, and other exploration properties through EFR White Canyon Corp (“EFR White Canyon”);

  the Arizona Strip properties, including the Arizona 1 Mine, the Pinenut Mine, and the Canyon Project, through EFR Arizona Strip LLC (“EFR Arizona Strip”), Arizona Strip Partners LLC (“ASP”) and Arizona Strip Resources JV, LLC (“ASR”);
  the Henry Mountains Complex in southern Utah and other exploration properties through EFR Henry Mountains LLC (“EFR Henry Mountains”);
  the San Rafael Uranium Project through Magnum Minerals USA Corp. (“Magnum USA”);
  the Copper King Project through Wyoming Gold Mining Company Inc. (“Wyoming Gold”);
  the Piñon Ridge Mill project through EFRC; and
  miscellaneous properties through EFRC and EFR Properties LLC.

All of the U.S. properties are operated by Energy Fuels Resources (USA) Inc. (“EFUSA”), a wholly-owned subsidiary of EF Holdings, or by EFRC or Strathmore US.

In addition, the Company holds a 16.5% equity interest in Virginia Energy Resources Inc. (“Virginia Energy”) (TSX.V:VUI; OTCQX:VEGYF).

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

Fiscal Year Ended September 30, 2011

During the year ended September 30, 2011, the Company completed a public offering for net proceeds of Cdn$10.84 million net of cash costs. A total of 460,000 units were issued at a price of Cdn$25.00, with each unit comprised of one Common Share and one-half of one warrant. Each whole warrant entitles the holder to purchase one Common Share at a price of Cdn$32.50 per share until March 31, 2015. The proceeds were used to continue advancing the licensing and construction planning process for the Piñon Ridge Mill, to maintain existing permits and facilities, for resource expansion on mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of Energy Fuels’ uranium property consolidation strategy.

On January 5, 2011 the Company received conditional approval, and on March 7, 2011 final approval, from the CDPHE for a Radioactive Materials License (the “Piñon Ridge License”) for the 500 ton per day Piñon Ridge Mill facility, allowing Energy Fuels to build and operate a conventional uranium mill. On October 26, 2011, the Company received approval from the United States Environmental Protection Agency (the “EPA”) for construction of the tailings impoundment and evaporation pond facilities for the Piñon Ridge Mill.

The Company expanded its uranium property position adjoining the Energy Queen mine by acquiring two Utah School and Institutional Trust Lands Administration (“SITLA”) Leases and 13 unpatented claims from Uranium One Inc. in November 2010. In February 2011, the Company issued 20,921 Common Shares valued at $1.21 million to purchase the rights for ten unpatented mining claims (the “Hollie Claims”), located in Emery County, Utah from Titan Uranium USA, Inc. The Hollie Claims are located about 150 highway miles from the White Mesa Mill and are surrounded by the Company’s San Rafael Uranium Project.

Energy Fuels also assembled sufficient contiguous historical resource acreage to begin permitting its Sage Plain uranium and vanadium project in the Uravan Mineral Belt with Utah’s Division of Oil, Gas, and Mining (“UDOGM”). In November 2010, CPP, in which Energy Fuels held a 50% interest at that time, acquired 94 contiguous unpatented mining claims (1,942 acres) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt, along with a Utah SITLA Lease on two nearby properties (733 acres). They are located in close proximity to two other SITLA Leases that were already owned by CPP and are about 54 highway miles from the White Mesa Mill. The properties were acquired for a nominal cash payment and overriding royalties. In February 2011, the Company issued 21,298 Common Shares valued at $1.01 million to purchase the mining lease and all related data for the Calliham mine, located in the Sage Plain area. The property was contributed to CPP after Energy Fuels’ joint venture partner, Lynx-Royal JV LLC (“Lynx-Royal”), agreed to a plan to reimburse Energy Fuels for the contribution. On July 27, 2011, Energy Fuels paid $0.50 million to purchase the mining lease (“Crain Lease”) and all related data for the Crain Property, located in the Sage Plain area, from Uranium Energy Corporation. The property was contributed to the CPP joint venture after Lynx-Royal agreed to the contribution and paid EFRC $0.25 million for its share of the cost. In October 2011, Energy Fuels purchased a 20-year mining lease in the Sage Plain District from privately held Nuclear Energy Corporation for $1.50 million (the “Skidmore Lease”). The Skidmore Lease is located on approximately 709 acres in San Juan County, Utah, and includes large portions of the historic Calliham mine that is adjacent to the Calliham Lease, the Crain Lease, and other mining claims and SITLA Leases already owned or controlled by Energy Fuels through CPP. All of these properties now comprise the Sage Plain project. See “Mineral Projects - Sage Plain” below.

Energy Fuels did not have any properties in production during FY-2011, and therefore produced no U3O8 or V2O5 during the fiscal year.

Fiscal Year Ended September 30, 2012

During the year ended September 30, 2012, the Company and Titan Uranium Inc. (“Titan”) entered into a Business Combination Agreement dated December 5, 2011 whereby Energy Fuels agreed to acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan. The acquisition was completed on February 29, 2012. Titan’s principal asset was the Sheep Mountain Project in Wyoming. The Company issued an aggregate of 1,781,280 Common Shares in connection with the acquisition of Titan.

On March 1, 2012, Energy Fuels completed the Updated Preliminary Feasibility Study dated April 13, 2012 for the Sheep Mountain Project (“2012 PFS”), which reported the Probable Mineral Reserve for the Sheep Mountain Project at 18.4million lbs. U3O8 contained in 7.5 million tons at an average grade of 0.123% eU3O8. Total Indicated Resources are 12.9 million tons containing 30.3million lbs. U3O8 at an average grade of 0.117%e U3O8, which includes the Probable Mineral Reserve number described above. See “Mineral Projects – Sheep Mountain Project” below.

On June 21, 2012, the Company completed a private placement of 710,010 subscription receipts at a price of Cdn$11.50 per subscription receipt for gross total proceeds of $8.01 million. Each subscription receipt was exchangeable upon completion of the acquisition of Denison’s US Mining Division described below for one Common Share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of Cdn$13.25 until June 22, 2015. The Company used the net proceeds of Cdn$7.11 million for working capital and general corporate purposes related to operations of the US Mining Division, defined below.

On June 29, 2012, the Company completed the acquisition of all of the mining assets and operations located in the United States (the “US Mining Division”) of Denison Mines Corp. (“Denison”). The Company acquired the US Mining Division through the acquisition of all of the issued and outstanding shares of Denison’s subsidiaries, Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Limited (“WCUL”), and the assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, WCUL or any direct or indirect subsidiary of DMHC), in exchange for the issuance of an aggregate of 8,508,817 Common Shares. Upon completion of the acquisition, two additional directors were appointed to the Board of Directors of Energy Fuels. After completion of the acquisition, Energy Fuels changed the name of DMHC to Energy Fuels Holdings Corp. (“EF Holdings”). The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction Energy Fuels now met the criteria of a business.

As a result of the Denison acquisition, the Company acquired the White Mesa Mill (the “Mill”), an operating mill central to its existing Colorado, Utah and Arizona holdings, as well as significant producing, developmental and exploration properties in the same area, including the Henry Mountains Project, the Daneros Mine, the La Sal Properties and the Arizona Strip Properties. See “Mineral Projects” below. The Mill, along with the properties in the proximate area, represents the Company’s cash generating unit.

On July 3, 2012, the Company entered into an underwriting agreement with a syndicate of underwriters whereby the underwriters agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (“Debentures”) at a price per Debenture of Cdn$1,000 for total gross proceeds of $21.55 million. The transaction closed on July 24, 2012, and the Company received net proceeds of $19.19 million, net of the underwriters’ fees and expenses. The principal amount of the Debentures are convertible into Common Shares at a conversion price of Cdn$15.00 per share. The Company used the net proceeds of the offering for sustaining capital for the Company's existing mine operations, mine permitting and development of the Company's existing properties, repayment of certain indebtedness, and for working capital and general corporate purposes. The Debentures mature on June 30, 2017 and are convertible into Common Shares at any time prior to maturity at a conversion price of Cdn$15.00 per Common Share.

As a result of the acquisition of the US Mining Division from Denison on June 29, 2012, Energy Fuels became a producing company. Energy Fuels’ uranium production in the period from the acquisition (June 29, 2012) through September 30, 2012 was 310,480 pounds of U3O8. During this same period, uranium sales totaled 447,000 pounds of U3O8 at an average realized price of $55.83 per pound of U3O8. There was no vanadium produced or sold during this same period.

At the time of the acquisition, the Company was producing uranium ore at its Arizona 1 Mine in Arizona and Daneros Mine in Utah, and was producing uranium and vanadium ore at its La Sal Complex in Utah, which includes the Beaver and Pandora mines.

Also at the time of the acquisition, the Company was developing and refurbishing its Pinenut mine in Arizona.

Period from October 1, 2012 to December 31, 2013

During the period from October 1, 2012 to December 31, 2013, the Company acquired the interests of Aldershot Resources Ltd. (“Aldershot”) in the Sage Plain Project for $0.75 million in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 70,551 shares of Common Stock. In the transaction, Energy Fuels acquired Aldershot’s ownership interest in CPP and ASP, two 50/50 joint ventures between subsidiaries of Energy Fuels and Aldershot. CPP holds a portion of the properties in the Sage Plain Project area, including the Calliham lease, the Crain lease, four SITLA Leases and 94 unpatented mining claims on land managed by the U.S. Bureau of Land Management (“BLM”). As a result of the acquisition, Energy Fuels now owns 100% of the Sage Plain Project, which is located about 15-miles northeast of Monticello, Utah and about 54 road miles from Energy Fuels’ White Mesa Mill. In addition, Energy Fuels acquired Aldershot’s interest in ASP which holds several prospective exploration properties in northern Arizona. See “Mineral Projects – Sage Plain Project” below.

During the quarter ended December 31, 2012, the Company placed the Daneros Mine and the Beaver and Pandora mines in the La Sal Complex on standby status due to lower uranium spot market prices.

On January 28, 2013, Energy Fuels acquired a 16.5% interest in Virginia Energy Resources Inc. (“Virginia Energy”) (TSX.V:VUI; OTCQX:VEGYF) as part of a non-brokered private placement financing. Energy Fuels acquired 9,439,857 common shares of Virginia Energy at a price of Cdn$0.42 per share, for an aggregate subscription price of $4.16 million. The subscription price was satisfied by a combination of $0.25 million of cash and the issuance of 437,028 common shares of Energy Fuels.

Shaft sinking operations at the Company’s Canyon Project in Arizona commenced in early April 2013, and were placed on standby in November 2013, due to market conditions and to simplify and lessen the expense of litigation. Up to that point, the shaft had been sunk to a depth of 280 feet, and all surface development on the project had been completed, including the head-frame, the hoist, the evaporation ponds, environmental monitoring facilities and all buildings. The Company agreed to maintain such activities on standby until the earlier of a decision by the Arizona District Court on the merits of the current litigation at the Canyon Project or December 31, 2014. See “Legal and Regulatory Proceedings – Canyon Project” below.

On June 11, 2013, the Company entered into a definitive arrangement agreement to acquire by way of a plan of arrangement all of the issued and outstanding shares of Strathmore Minerals Corp. (“Strathmore”). The transaction was completed on August 30, 2014. See “Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” below.

On June 13, 2013, the Company announced the completion of a bought deal private placement of units of the Company (“Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 947,616 Units were issued at a price of Cdn$7.00 per Unit for total gross proceeds of $6.52 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn$9.50 at any time until June 15, 2015.

On June 26, 2013, Energy Fuels’ Common Shares began trading in the United States on the OTCQX under the symbol “EFRFF”. The Company’s Common Shares traded on the OTCQX until they were approved for listing on the NYSE MKT. See below for discussion of NYSE MKT listing.

On October 16, 2013, the Company completed a public offering (“Offering”) of 625,000 common shares at a price of Cdn$8.00 per share for aggregate gross proceeds of $4.83 million. The Offering was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters comprised of Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (the “Underwriters”). In addition, 30,963 compensation warrants were issued to the Underwriters.

The Company changed its fiscal year-end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. As a result of this change, the Company’s most recent financial year is the 15-month period beginning on October 1, 2012 and ending on December 31, 2013.

In order to facilitate a listing of the Company’s Common Shares on the NYSE MKT, effective November 5, 2013, the Company completed a consolidation of its Common Shares on the basis of 50 pre-consolidation Common Shares for each one post-consolidation Common Share. The Share Consolidation was approved by the shareholders of the Company at a special meeting of shareholders held on October 30, 2013 The Common Shares of Energy Fuels began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidated basis on November 5, 2013.

On December 4, 2013, Energy Fuels’ Common Shares began trading on the NYSE MKT stock exchange, under the ticker symbol “UUUU”.

On December 17, 2013, Energy Fuels announced that it had entered into a Strategic Relationship Agreement (“SRA”) with Korea Electric Power Corporation (“KEPCO”). KEPCO is the largest electric utility in South Korea, responsible for 93% of South Korea’s electricity generation and the development of nuclear projects worldwide. The key objectives of the SRA are to establish a long-term and strategic collaborative relationship and to promote the development of each company’s businesses. The SRA addresses a number of areas of interest for both Energy Fuels and KEPCO, including the development of Energy Fuels’ Wyoming projects, KEPCO’s seat on the board of directors of Energy Fuels, visitation and secondment rights, and future qualified bidding by Energy Fuels on uranium concentrate supply contracts for KEPCO and its affiliates.

Other Events Since December 31, 2013

Effective February 15, 2014, Mr. Graham G. Moylan resigned from his position as Chief Financial Officer of the Company in order to pursue an investment banking opportunity. Mr. Daniel G. Zang, previously, the Company’s Vice President, Controller and Chief Accounting Officer assumed the role of Chief Financial Officer of the Company effective February 16, 2014. Mr. Zang has many years of experience as Chief Financial Officer, Controller, Chief Accounting Officer and other positions with a number of public and private companies, including Controller and Treasurer of General Moly, Inc. and Vice President and Controller of Cyprus Copper Company, an operating division of Cyprus Minerals Company that earned annual revenues in excess of $1 billion.

On March 3, 2014, the Company completed the replacement of its $28.17 million regulatory bonding portfolio, utilizing three different qualified sureties. As a result of replacing the bonds, the Company released $12.34 million of previously restricted cash. Prior bonding arrangements, covering all of the Company’s mines and mills, required the Company to post 100% cash collateral to back the currently outstanding $26.78 million undiscounted decommissioning liability.

SIGNIFICANT ACQUISITIONS

Acquisition of Strathmore Minerals

On August 30, 2013, Energy Fuels acquired, by way of a plan of arrangement (the “Arrangement”), all of the issued and outstanding shares of Strathmore Minerals Corp. ("Strathmore"). Energy Fuels filed a business acquisition report dated September 27, 2013 in respect of the acquisition of Strathmore. Under the Arrangement, Strathmore shareholders received 0.0294 Common Shares of Energy Fuels for each common share of Strathmore held. In total, Energy Fuels issued 3,665,395 Common Shares to shareholders of Strathmore, plus 63,024 Common Shares to certain officers and directors of Strathmore in satisfaction of Strathmore’s restricted share units. Haywood Securities Inc. and Dundee Securities Ltd. acted as joint financial advisors to Energy Fuels.

Effective as of the closing of the Arrangement, Energy Fuels increased the size of its board of directors to eleven (11) directors. Steven Khan, the former President and a Director of Strathmore, and Eun Ho Cheong, the Vice President Overseas Resources Project Development for Korea Electric Power Corporation (“KEPCO”) were appointed as directors. Mr. Cheong resigned as a director effective January 13, 2014, and was replaced by Tae Hwan Kim, General Manager of Overseas Resources Project Development for KEPCO.

The Arrangement enabled Energy Fuels to acquire the following key projects: a 60% interest in the Roca Honda Project, a uranium development project located in northwest New Mexico; the Gas Hills Project, a uranium development project located in central Wyoming, the Juniper Ridge Project, a uranium development project located in south central Wyoming; and the Copper King Project, a gold/copper project located in southeast Wyoming.

Under the Arrangement, the Company acquired a subsidiary of Strathmore, called Roca Honda Resources LLC (through Strathmore US) which holds a 60% interest in the Roca Honda Project. The other 40% of Roca Honda Resources LLC is held by affiliates of Sumitomo Corporation of Japan. The Roca Honda Project is one of the largest and highest grade uranium development projects in the United States. An NI 43-101 Preliminary Economic Analysis (“PEA”) was prepared by Roscoe Postle Associates for the Roca Honda Project in August 2012, which can be found on SEDAR. The report estimates that the project contains 2.08 million tons of Measured and Indicated Mineral Resources with an average grade of 0.404% U3O8 containing 16.8 million lbs. of U3O8. In addition, the report estimates that the project contains another 1.45 million tons of Inferred Mineral Resources with an average grade of 0.411% U3O8 containing 11.9million lbs. of U3O8. The PEA also shows attractive project economics including a nine year mine life, estimated operating costs of $24/lb. and annual production of 2.6million lbs. of U3O8 per year. The Company believes that significant synergies could be achieved by trucking resources from the Roca Honda Project to the Company’s White Mesa mill near Blanding, Utah, rather than constructing a new mill in New Mexico.

Strathmore had previously been permitting and developing the Gas Hills Project in a strategic venture with KEPCO. The Company believes that synergies can be achieved by combining aspects of the Gas Hills Project with the Company’s Sheep Mountain Project, located only 28 miles away. An NI 43-101 Technical Report for the Gas Hills Project was prepared by Chlumsky, Armbrust & Meyer LLC in March 2013. The report estimates that the project contains 2.3 million tons of Indicated Mineral Resources with an average grade of 0.13% U3O8 containing 5.4 million lbs. of U3O8. In addition, the report estimates that the project contains another 3.9 million tons of Inferred Mineral Resources with an average grade of 0.07% U3O8 containing 5.5 million lbs. of U3O8.

The Company is evaluating the development of the Juniper Ridge Project as a stand-alone uranium project or as part of a regional uranium project with the Sheep Mountain and/or Gas Hills projects. The Company has received an independent technical report containing an updated mineral resource estimate and preliminary economic assessment for the Juniper Ridge Project (the “Juniper Ridge Technical Report”), prepared in accordance with NI 43-101. The Technical Report is dated January 27, 2014, and has been filed on the Company’s website and under its profile on SEDAR. The Technical Report was prepared by Douglas L. Beahm, P.E., P.G. and Terrence P. McNulty, P.E., D.Sc., each of whom is an independent qualified person under NI 43-101. According to the Technical Report, the project has 5.23 million tons of Indicated Mineral Resources containing 6.12million lbs. of eU3O8 with an average grade of 0.058%. Furthermore, the Technical Report estimates that the project has 107,000 tons of Inferred Mineral Resources containing 182,000 lbs. of eU3O8 with an average grade of 0.071% . Mineral resources are reported at a minimum thickness of two feet; a minimum grade of 0.02% eU3O8; and a minimum Grade time Thickness (GT) of 0.10. According to the PEA, the Juniper Ridge Project has a net present value of $21.3 million (at an 8% discount rate) and is expected to generate an internal rate of return of 22% prior to US income tax. The PEA assumes an open pit mine operation with heap leach uranium recovery having a 10-year mine life; average annual production of 515,000 lbs. of U3O8; and an average uranium price of US$65/lb. for the assumed period of production (2019-2028). The project is expected to require initial capital expenditures of US$33.3 million.

Under the Arrangement, the Company also acquired Wyoming Gold (through Strathmore, Strathmore US, and Saratoga Gold). Wyoming Gold holds the Copper King Project, a gold/copper project located in southeastern Wyoming. An NI 43-101 Technical Report on the Copper King project was prepared by Mine Development Associates in August 2012. The report estimates that the project contains 59.75 million tons of measured and indicated mineral resources with average grades of 0.015 oz/ton Au and 0.187% Cu containing 926,000 oz. of Au and 223 million lbs. of Cu. The report also estimates that the project contains 15.62 million tons of inferred mineral resources with average grades of 0.011 oz/ton Au and 0.20% Cu containing 174.000 oz of Au and 62.53 million lbs. Cu.

ENERGY FUELS’ BUSINESS

OVERVIEW

Energy Fuels is engaged in uranium mining, milling, development, permitting and exploration with an operating uranium mine, mines on standby, projects in permitting and development, and exploration properties located in the United States. Energy Fuels’ assets include its 100% ownership of the White Mesa Mill in Utah. Energy Fuels also produces vanadium as a co-product from some of its mines in Colorado and Utah. In addition, Energy Fuels recycles other uranium-bearing materials, not derived from conventional ore, referred to as "alternate feed materials", for the recovery of uranium, alone or in combination with other metals, at its White Mesa Mill.

The Company entered the uranium industry in 2007 with a mission to build a fully-integrated uranium and vanadium production company through exploration, development, mining, milling and sales: primarily targeting immediately economic uranium properties on the Colorado Plateau and in the broader western United States.

The Company’s principal assets as of December 31, 2013 include the following:

  the White Mesa uranium and vanadium mill, a 2,000 ton per day uranium and vanadium processing facility located near Blanding, Utah (the “White Mesa Mill”);
  the Arizona Strip uranium properties, in north central Arizona (the “Arizona Strip”), including the Pinenut mine (the “Pinenut Mine”), a producing uranium mine, the Arizona 1 mine (the “Arizona 1 Mine”), a recently producing uranium mine which was placed on standby due to the depletion of its economic mineral resource, and the Canyon Project (the “Canyon Project”), which is a fully permitted and partially developed mining project, currently on standby;
  the La Sal Project and other Colorado Plateau uranium/vanadium properties, straddling the southwestern Colorado and southeastern Utah border (the “Colorado Plateau”), in addition to nearby exploration properties;
  the Daneros mine in the White Canyon district in southeastern Utah (the “Daneros Mine”) in addition to nearby exploration properties;
  the Henry Mountains Complex uranium properties, in south central Utah near the town of Ticaboo (the “Henry Mountains Complex”);
  the Roca Honda property, in New Mexico, near the town of Grants (the “Roca Honda Project”);
  the Sheep Mountain Project, located near Jeffrey City, Wyoming (the “Sheep Mountain Project”), which includes a proposed open pit mine, an underground mine, and the operation of a uranium processing facility utilizing heap leach recovery;
  The Gas Hills property (“Gas Hills”) and Juniper Ridge (“Juniper Ridge”) projects in Wyoming; and
  uranium sales contracts, alternate feed processing contracts, toll milling agreements and joint venture agreements.

Company Strategy

Energy Fuels intends to continue to strengthen its position as the leading conventional uranium producer in the United States. The Company expects to accomplish this through:

1)	Continuing production from its currently operating mineral production facilities through mid- 2014.
2)

After mid-2014, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations as market conditions and contract delivery requirements may warrant.

3)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.
4)	Ongoing business development activities, including permitting and development of existing projects.
5)	Evaluating the potential to further acquire uranium properties in the United States.

For the short-term, given the stagnant low spot price of uranium discussed above, Energy Fuels intends to cut back production quantities to approximately 500,000 pounds of U3O8 for FY-2014 and has secured purchases of uranium. These sources of uranium along with present finished goods on hand will allow the Company to meet all of its contractual commitments through at least December 31, 2015. During the first half of FY-2014 Energy Fuels will continue to mine at the Pinenut mine. Mining at the Company’s Arizona 1 mine was placed on standby in February 2014, upon depletion of the currently economic uranium resource at that time. During the first half of FY-2014 the Company intends to continue processing alternate feed materials as well as mill and process stockpiled ore from the Pinenut and Arizona 1 mines at the White Mesa Mill. The Company then expects to place all mine production and mineral processing at the White Mesa Mill on standby during the second half of FY-2014. The Company will continue to receive alternate feed materials at the White Mesa Mill for future processing.

With respect to its sales strategy in the short-term, as a result of the relatively weak uranium spot price, Energy Fuels will primarily focus on sales pursuant to its term contracts, which require deliveries of 800,000 lbs. during FY-2014, of which 300,000 pounds will be from purchased material. The Company expects its sales to result in average realized prices of $58.42/lb., which would be well-above the expected spot market price. At current prices, the Company does not expect to produce any product for sale at spot prices, nor does the Company expect to sell any existing product at spot prices. Also, if low prices continue, the Company may not restart mineral processing activities at the White Mesa Mill during 2015. The Company intends to closely monitor U3O8 prices, and may change operating plans under actual or expected market conditions as necessary.

Though prices in the short and medium term are under intense pressure from excess supplies, as reported in the The Ux Consulting Company, LLC (“UxC”), “Uranium Market Outlook – Q1 2014”, in the longer term, Energy Fuels believes prices will improve and intends to continue to strengthen its position as a leading uranium company in the United States, through business development activities, including development of existing projects, as market conditions warrant. Energy Fuels will also look to further acquire uranium properties in the United States, if favorable opportunities arise. Environmental and permit compliance and maintenance activities will continue at the White Mesa Mill in order to maintain the facility to be able to restart mineral processing operations as required. Energy Fuels currently intends to maintain several mines on standby and continue to permit other new projects, thereby positioning the Company to increase production as market conditions warrant.

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. In March 2014 UxC published its “Uranium Market Outlook – Q1 2014”. In this report UxC reduced its annual price projections for the period from 2014 to 2025 compared with their Q4 2013 report (published in December 2013). The Company is currently evaluating the revised forecast, along with other industry forecasts, to determine the Company’s expectation of future uranium prices. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material, and may adjust its operations.

MARKETING

The Uranium Industry

Over the medium- to long-term, nuclear power capacity and power generation are growing, while uranium production will likely struggle to meet this growing demand. As a result, it should be expected that prices will need to rise to higher, sustained levels to support the new mines that will be required to meet increasing demand. However, in the short- to medium-term, there is uncertainty about uranium prices as a result of ample worldwide uranium inventories and the slower-than-expected restart of Japan’s nuclear reactors. As a result of current market conditions, many producing uranium mines have been placed on standby, and uranium development projects are being delayed around the World.

Future Uranium Demand

World net electricity consumption is expected to increase by 69% by 2035, according to the World Energy Outlook 2013 (the "WEO 2013"), a report issued by the International Energy Agency. Total demand for electricity is projected to increase on average by 2.2% per year from 19,004 terawatt-hours in 2010 to 32,150 terawatt-hours in 2035. This increased demand appears to be driven by both economic and population growth. China and India account for over 49%, and OECD countries make up less than 17% of the new demand. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

According to the World Nuclear Association (“WNA”), as of February, 2014, there are 434 nuclear reactors operable worldwide in 30 countries, generating 374.3 gigawatts of electricity. Of perhaps greater significance, 70 nuclear reactors are under construction in 14 countries including 49 under construction in China, India, South Korea and Russia. The 70 reactors under construction are expected to require over 100 million pounds of U3O8 for initial cores and an additional 38 million pounds of U3O8 annually once they are in operation. China, in particular, has a very aggressive new build program underway, including 28 reactors under construction and 176 on order, planned or proposed. Overall, there are 483 new reactors on order, planned or proposed around the World.

Nevertheless, the industry continues to feel the after-effects of the March 2011 Japanese earthquake and tsunami, and resulting nuclear incident. However, while some countries, such as Germany, have announced intentions to reduce their reliance on nuclear power, most countries have reaffirmed their support for nuclear power. Japan is expected to begin to restart some of its existing reactors during 2014, and political support for nuclear power in Japan continues to increase. Seventeen reactors in Japan have applied for restarts. However, the process has been slower than expected. Due to the slow restart of Japan’s nuclear fleet, stockpiles of uranium in that country have built to significant levels. The loss of ongoing demand in Japan along with the inevitable build-up of inventory resulting from Japanese delivery commitments under long term contracts have imposed both a real and a psychological overhang on the uranium market. Many estimates for Japanese reactor restarts during 2014 can be found in the financial press. Most expect at least some restarts during the year, but Energy Fuels estimates the actual number is probably somewhere between two units and six units. Any restarts at all should bolster the uranium market, and this effect is believed by the Company to have been seen in late February 2014 with a resurgence in uranium equity values.

Significantly, the governments of China, India, South Korea and Russia have all announced their intention to move ahead with their nuclear plans. In addition, several non-nuclear countries are moving ahead with their plans, such as Saudi Arabia which plans to build up to 16 reactors, Poland with plans to build 6, and the United Arab Emirates which has two under construction and contracts for two more. The 70 new reactors now under construction worldwide are expected to require approximately 38 million pounds of uranium per year, and those that are on order, planned or proposed are expected to require approximately 268 million pounds of uranium per year. Contrasting this with expected 2014 global reactor demand of just over 171 million pounds clearly illustrates the growth anticipated in the uranium business.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production now accounts for approximately 90% of demand, and more mines will be required to meet the increasing future demand and to replace mines that are being depleted.

UxC has estimated in its “Uranium Market Outlook – Q1 2014” that existing mine production plus new planned and potential mine production will increase primary uranium supply from 154 million pounds in 2013 to 200 million pounds in 2020. Kazakhstan was earlier perceived to be increasing production by as much as 21% between 2012 and 2020. However, current estimates by UxC place that Kazakh production growth at only about 10%. In order to reach these estimated primary uranium supply levels to the extent not filled by current production and secondary sources, it is anticipated that a number of large new mines, around the world, will also need to be developed and brought into production. It is reasonable to expect that prices will need to increase appreciably to support the additional production and significant capital expenditures required to develop and build the mines to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 90% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, and inventories held by governments. The down-blending of highly-enriched uranium (“HEU”) from nuclear weapons programs was by far, the most significant of the secondary supplies, providing 18 to 24 million pounds per year. The HEU program was officially terminated at the end of 2013. As excess inventories due to the Japanese reactor shutdown are brought into balance, it is expected that the supply gap created by the HEU termination will have to be made up from new primary mine production or other secondary sources.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, are believed to have largely been consumed (other than the stockpiles of uranium in Japan that have accrued as a result of the Fukushima incident). However, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although the rate and timing of this material entering the market is uncertain. The market is however currently being affected by the release of DOE material related to continued cleanup operations at USEC Inc.

Reprocessing of spent fuel is another source of secondary supply, but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities, which the Company believes could only be supported by a significant increase in long-term uranium prices.

The shutdown of nuclear reactors in Japan as a result of the Fukushima incident has also resulted in a reduction in enrichment demand, which has allowed enrichment facilities to use their excess capacity to produce more fuel from the same amount of uranium feed, at little or no additional cost. UxC estimates that this will effectively place 12 – 18 million pounds per year of additional U3O8 into the market for as long as excess capacity remains in the enrichment business.

However, in the longer term, UxC expects that secondary sources of supply will fall from 52 million pounds to 29 million pounds per year from now to 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors. Their electric utilities must secure their required uranium supply by entering into medium- and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, which are important to the producer's or supplier’s ability to fulfill long-term supply commitments. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they generally will purchase on the spot market, which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

Historically, spot prices are more volatile than long-term prices. The spot price began 2013 at $43.50 per lb. and fell steadily throughout the first half of the year reaching the $35.00 per lb. level in late July where they have generally remained.

The long-term price ranged from $56.00 per pound U3O8 at the beginning of 2013, and cycled between $55.00 and $57.00 until September. At the end of September 2013, long-term prices fell to $50.00 per pound where they are currently. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories, but even long-term prices have fallen due to the lack of long term contracting activity by the utilities.

Competition

Uranium production and marketing are international in scope and characterized by a relatively small number of companies operating in only a few countries. The top eight producers accounted for about 82% of the world’s primary mine supply in 2012.

About 80% of the world’s production came from five countries, namely Kazakhstan, Canada, Australia, Niger, and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

The uranium market is truly global in scope. The value of the commodity is so high per unit weight that it can literally be shipped anywhere. A shipping drum of U3O8 will have a typical gross weight of about 920 pounds, of which about 850 pounds will be U3O8. At a price of $35.00 per pound, a short ton of U3O8 would have a market value of $70,000. Typical freight costs for an overseas uranium shipment would represent only 1 - 2% of the current spot market value of the product delivered.

Energy Fuels has sold its uranium under a combination of long-term and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales were priced at or near published industry spot prices.

During the 15 months ended December 31, 2013, approximately 80% of Energy Fuels’ total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract is for 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 350,000 lbs. per year after 2015 subject to certain conditions. The second contract is for delivery of 1,100,000 pounds of U3O8 over a period of six years beginning in 2011. The third contract was re-negotiated in 2013 and now provides for the delivery of 300,000 pounds of U3O8 per year for 2014 through 2017 inclusive.

Energy Fuels will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets as well as to seek out spot sales opportunities that make financial sense for the Company.

Sales of U3O8 for 2014 are expected to be 800,000 pounds in FY 2014, all pursuant to existing long-termcontracts at an average realized price of $58.42 per pound. The Company may consider additional U3O8 sales as market conditions and concentrate supplies warrant.

Vanadium

In the past, Energy Fuels has sold its vanadium both as both V2O5 and as ferrovanadium (“FeV”) through  spot sales to industry end-users and trading companies. Vanadium sales by Energy Fuels during FY-2013 were 1.5 million pounds. However, because all of Energy Fuels’ vanadium producing uranium mines are currently on standby due to low uranium prices, there will be no vanadium sales in 2014.

OPERATIONS

White Mesa Mill

The White Mesa Mill is a fully licensed uranium and vanadium processing facility located in southeastern Utah, near the Colorado Plateau District, the Henry Mountains Complex, the Ambrosia Lake District, the Arizona Strip and the White Canyon district. The Mill is approximately six miles south of the city of Blanding, Utah. Access is by U.S. Highway 191.

Construction of the Mill began in 1979, and conventionally-mined uranium/vanadium ore was first processed in May 1980. The Mill uses sulfuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The Mill has been operated on a campaign basis since its initial start-up due to variable uranium market conditions.

In addition to the conventional ore circuit, the Mill has a separate vanadium co-product recovery circuit. The Mill also has a third circuit for the processing of certain types of alternate feed materials, which was built in 2009. This circuit enables the Mill to process both conventional ore and alternate feed materials simultaneously. See “Operations – White Mesa Mill – Alternate Feed Materials” below.

The Mill is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0 million pounds of U3O8 per year. In full operation, the Mill employs approximately 150 people.

Current Condition and Operating Status

In late 2006, the previous owner of the White Mesa Mill, began a program to refurbish the mill. The refurbishment program included the purchase of mobile equipment, restoration of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the mill’s instrumentation and process control systems, and completion of the relining of tailings Cell 4A. The total cost of the refurbishment program was approximately $31.0 million and was completed in 2008.

In April 2008, the Mill began processing uranium/vanadium conventional ore and producing uranium concentrate in the form of U3O8. Production of vanadium began in July 2008 after completion of the refurbishment of the vanadium circuit. Processing of conventional ore continued through the end of March 2009 when the Mill was shut down for approximately thirty days for relining of the semi-autogenous grinding Mill and other critical maintenance activities. Processing of conventional ore recommenced near the end of April 2009; however, conventional ore processing was discontinued near the end of May for the remainder of 2009 due to the decline in uranium prices. The Mill began processing conventional ore again in March 2010 and continued through to June 2011. Conventional ore processing recommenced in November 2011 and continued until early March 2012, at which time conventional ore processing ceased for routine maintenance at the Mill. Conventional ore processing recommenced at the Mill in August 2012 and continued until early June 2013. The White Mesa Mill is expected to begin processing conventional ore again in May 2014 until July 31, 2014. The alternate feed circuit is expected to process materials until April of 2014.

Energy Fuels acquired the Mill on June 29, 2012. All production after that date has been for the account of Energy Fuels. From June 30, 2012 through December 2012, the Mill processed approximately 16,016 tons of ore from the Arizona 1 Mine, 25,543 tons from the Daneros Mine, 16,046 tons from the Pandora Mine (La Sal Complex), and 32,122 tons from the Beaver Mine (La Sal Complex).

During calendar 2013 the Mill processed 18,370 tons of Arizona 1 ore, 2,052 tons of Pinenut ore, 11,181 tons of Daneros ore, 41,782 tons of Pandora ore, 40,669 tons of Beaver ore, and 8,894 tons of purchased ore. See “Operations – White Mesa Mill – Ore Purchase and Toll Milling” below.

The processing of four different alternate feed materials has occurred since June 29, 2012, using the separate alternate feed circuit built in 2009, as well as the main Mill circuit after conventional ore processing was completed in June of 2013

Production at the Mill over the past six years is shown below. (Note, only production since June 30, 2012 has been for the account of Energy Fuels).

	2013	2012	2011(1)	2010(1)	2009(1)
Alternate Feed Milled (tons)	3,492	6,998	12,040	310	177

Conventional Ore Milled (tons)	126,342	125,485	172,000	194,440	144,434

Uranium Production (‘000’s pounds U3O8)
· Alternate Feed	351	433	200	299	191
· Conventional Ore	655	836	811	754	423
Total Uranium Production	1,007	1,269	1,011	1,053	614

Vanadium Production (‘000’s pounds V2O5)	1,303	235	1,290	2,347	501
Year-end Ore Stockpile (tons)	16,722	114,997	91,430	92,821	174,358

Tolled Ore Milled (tons)	--	--	--	39,289	--

Notes:
(1)	Production since June 30, 2012 has been for the account of Energy Fuels. Production prior to that date was for the account of the previous owner.

Mill License

The Mill operates under a Radioactive Materials License issued by the State of Utah (the “White Mesa License”). The White Mesa License came up for renewal on March 31, 2007. A License Renewal Application was submitted to the Utah Department of Environmental Quality (“UDEQ”), Division of Radiation Control (the “DRC”) on February 28, 2007. The White Mesa License renewal process remains underway. The White Mesa License remains in effect in its current form during the renewal process.

Tailings Disposal & Evaporation Ponds

Synthetic lined cells are used to contain tailings and solutions for evaporation. The Company operates two tailings cells during normal operations. As each tailings cell is filled, the water is drawn off and pumped to an evaporation pond and the tailings solids are allowed to dry. As each tailings cell reaches final capacity, reclamation begins with the placement of interim cover over the tailings. Additional cells are excavated, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.

In June 2007, refurbishment of Cell 4A, which was originally built in 1989, commenced. The refurbishment was completed in August 2008 and an operating permit from the DRC was issued in September 2008. The cell has been in operation since that time and provides approximately 2.0 million tons of tailings capacity.

The licensing process for tailings Cell 4B was commenced in 2009. In late October 2009, UDEQ issued its approval to commence the earthwork for Cell 4B. Approval to complete the earthwork and commence placement of the cell liners was received in June 2010. Construction of the cell was completed in December 2010 and final approval to begin use of the cell was received in January 2011. Cell 4B is currently only being used for additional evaporation capacity and will provide approximately 2.0 million tons of tailings capacity.

Environmental

In 1999, some chloroform contamination was detected in the groundwater at the White Mesa Mill site that appears to have resulted from the operation of a temporary laboratory facility located at the site prior to and during the construction of the Mill and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. Elevated concentrations of nitrate and chloride were also observed in some monitoring wells at the Mill site in 2008, a number of which were up-gradient of the mill’s tailings cells. In addition, the Mill has reported consecutive exceedances of Groundwater Compliance Limits (“GWCLs”) under the Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there is a decreasing trend in pH in a number of wells across the Mill site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the Mill facilities and are currently being evaluated. See “Mineral Projects – Environmental and Safety Matters in the United States” below.

Alternate Feed Materials

The White Mesa License gives the Company the right to process other uranium-bearing materials known as “alternate feed materials” pursuant to an Alternate Feed Guidance adopted by the U.S. Nuclear Regulatory Commission (“NRC”). Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by the generators of the materials. Requiring a routine amendment to the White Mesa License for each different alternate feed, the Company can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, the generators of the alternate feed materials are willing to pay a recycling fee to the Company to process these materials to recover uranium and then dispose of the remaining by-product in the mill’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. By working with the Company and taking the recycling approach, the suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States. Alternate feeds are particularly attractive to Energy Fuels because they carry no associated mining costs.

To date, the Mill has received 15 license amendments, authorizing the Mill to process 18 different alternate feed materials. Of these amendments, nine involve the processing of feeds provided by nuclear fuel cycle facilities and private industry, and one has involved the processing of material from the United States Department of Energy (“DOE”). These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow the Mill to process uranium-bearing soils from former defense sites, known as FUSRAP sites, which were being remediated by the U.S. Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume.

Energy Fuels’ Mines & Projects

In the United States, Energy Fuels is involved primarily in eight mining districts: the Colorado Plateau, the Henry Mountains, White Canyon, the Arizona Strip, Crooks Gap, Gas Hills, Poison Basin, and Grants Districts. The mineral properties that are currently material to the Company are: the La Sal Complex (Energy Queen, Beaver, and Pandora Mines) the Whirlwind Mine, and Sage Plain Project, in the Colorado Plateau District; the Tony M Mine and the Bullfrog property (both in the Henry Mountains Complex), in the Henry Mountains District; the Daneros Mine, in the White Canyon District; the Arizona 1 Mine (now on standby due to the depletion of the economic resources), the Pinenut Mine, the Canyon Project, and EZ1 and EZ2 properties, in the Arizona Strip District; the Sheep Mountain Project in the Crooks Gap District of central Wyoming, the Gas Hills Project in the Gas Hills District of central Wyoming, the Juniper Ridge Project in the Poison Basin District of south central Wyoming; and the Roca Honda Project, in the Grants District in northwest New Mexico. The mines are shown on the map and are described in further detail below.

Colorado Plateau

In June 2006, Denison, the previous owner and operator of some mines on the Colorado Plateau, announced that it was restarting mining activity in the United States with the re-opening of several mines in the Colorado Plateau District. Over a twelve month period, Denison reopened five mines in the Colorado Plateau District. In late 2008, Denison began rehabilitation of the Beaver mine and this mine began shipping ore to the White Mesa Mill in February 2009. As a result of declining uranium prices, Denison placed the Topaz mine on standby in

January 2009. In March 2009, Denison placed the Rim and Sunday/St. Jude mines on standby, followed by the West Sunday mine which was placed on standby in October 2009. In October 2012, Energy Fuels placed the Beaver mine on standby, due to decreases in commodity prices. The Pandora mine was placed on standby in December 2012. All of the mines are maintained so that they can be restarted with little relative effort or development costs. The Whirlwind Project was refurbished by the Company in 2008. The Energy Queen and Sage Plain Projects have not operated in recent years. See “Mineral Projects - Whirlwind”, “Mineral Projects – La Sal Complex”, “Mineral Projects – Sage Plain Project”, “Non-Material Mineral Properties – Sunday Complex” below.

Henry Mountains

The Tony M mine commenced mining in 2007 and continued through March 2009, at which time the mine was placed on standby, due to market conditions. During that period, mined ore, as well as ore from historic stockpiles at the site, was shipped to the White Mesa Mill. The mine remains on care and maintenance at this time. See “Mineral Projects – Henry Mountains Complex” below.

Arizona Strip

Mining of the Company’s Arizona 1 Mine commenced in December 2009, and continued until the mine was placed on standby in February 2014 due to the depletion of the currently identified resource. Mining at the Company’s Pinenut Mine commenced in July of 2013 and is expected to continue until mid-2014 at which time ore production is expected to be placed on standby. Development at the Canyon Project was suspended in November of 2013. See “Mineral Projects – Arizona Strip” below.

Daneros

The first ore from the Daneros Mine in the White Canyon District was delivered to the White Mesa Mill in December 2009, when the project was owned by Utah Energy Corp. and a toll milling campaign was conducted in the second half of 2010. In June 2011, Denison acquired Utah Energy Corp. and continued to operate the mine. The Daneros Mine is now owned by Energy Fuels, and ore from the mine was delivered to the White Mesa Mill until the mine was placed on standby in October 2012. See “Mineral Projects – Daneros Mine” below.

Sheep Mountain

No ore has been mined at the Sheep Mountain Project in Wyoming since the Company’s acquisition in February 2012. The last mining on the property occurred in the 1980’s. See “ Mineral Projects – Sheep Mountain Project” below.

Gas Hills

No ore has been mined at the Gas Hills Project in Wyoming since the Company’s acquisition in August 2013. The last mining on the property occurred in the 1980’s. See “Mineral Projects – Gas Hills Project” below.

Juniper Ridge

No ore has been mined at the Juniper Ridge Project in Wyoming since the Company’s acquisition in August 2013. The last mining on the property occurred in the 1970’s. See “Mineral Projects – Juniper Ridge Project” below.

Roca Honda

No ore has been produced from the Roca Honda Project in New Mexico since the Company’s acquisition in August 2013 No commercial mining has ever occurred on the property. See “Mineral Projects – Roca Honda Project” below.

Mine Production

The following table shows ore production from the mines currently owned by the Company from 2009 to December 31, 2013:

Mine	2013	2012	2011	2010	2009
Beaver (1)
Tons	-	38,843	48,176	42,941	33,701
% U3O8	-	0.23%	0.23%	0.21%	0.18%
% V2O5	-	1.22%	1.22%	1.11%	0.97%
Pandora(1)
Tons	-	36,536	41,254	48,099	79,750
% U3O8	-	0.21%	0.22%	0.21%	0.23%
% V2O5	-	1.18%	1.18%	1.15%	1.23%
Rim(4)
Tons	-	-	-	-	3,475
% U3O8	-	-	-	-	0.07%
% V2O5	-	-	-	-	0.70%
Sunday/St. Jude(2)(4)
Tons	-	-	-	-	16,073
% U3O8	-	-	-	-	0.18%
% V2O5	-	-	-	-	0.97%
Topaz(2)(4)
Tons	-	-	-	-	1,506
% U3O8	-	-	-	-	0.09%
% V2O5	-	-	-	-	0.48%
West
Sunday(2)(4)
Tons	-	-	-	-	26,132
% U3O8	-	-	-	-	0.18%
% V2O5	-	-	-	-	0.97%
Tony M(3)
Tons	-	-	-	-	-
% U3O8	-	-	-	-	-
Tony M stockpile(3)
Tons	-	-	-	-	29,737
% U3O8	-	-	-	-	0.11%
Arizona 1(5)
Tons	16,280	30,311	39,900	21,500	-
% U3O8	0.58%	0.62%	0.66%	0.56%	-
Pinenut
Tons	7,597	120	-	-	-
% U3O8	0.53%	0.48%	-	-	-
Daneros
Tons	-	42,532	34,368	46,150	-
% U3O8	-	0.27%	0.28%	0.31%	-

Notes:
(1)	The Beaver and Pandora mines are mineral properties within the La Sal Complex.
(2)	The Sunday/St. Jude, Topaz, and West Sunday mines are mineral properties located within the Sunday Complex.
(3)	The Tony M mine is a mineral property located within the Henry Mountains Complex.
(4)

No mineral reserve or resource estimates have been prepared in accordance with NI 43-101 for any of the following mines: Rim, Sunday/St. Jude, Topaz or West Sunday. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa Mill. The vanadium grades are based on historical uranium/vanadium ratios.

(5)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the currently identified resources.

Ore Purchase and Toll Milling

In July 2007, an ore purchase program was initiated to provide additional mill feed for the White Mesa Mill, including a schedule listing the price to be paid per ton and adjusted periodically in response to changing factors such as uranium and vanadium prices, milling cost, and uranium and vanadium recoveries. The Company expects to continue this program, as market conditions warrant.

The Mill received 2,423 tons in 2008 at an average grade of 0.19% U3O8 and 1.0% V2O5. In 2009, a total of 9,077 tons were received at an average grade of 0.32% U3O and 0.66% V2O5 from 11 different mines. 110 tons of ore were received under the ore purchase program in 2010, and 589 tons were received in 2011. 1,602 tons of ore were received under this program in FY-2012, with the ore lots closed out and paid for in October 2012, at an average grade of 0.265% U3O8. In FY-2013, the Company purchased 8,500 tons of ore at an average grade of 0.23% U3O8 from two sources in Colorado and Utah.

Mineral Exploration

Energy Fuels holds a number of exploration properties in the Colorado Plateau, White Canyon, Gas Hills, Wyoming, Grants, and Arizona Strip Districts. Exploration drilling has been conducted in the Colorado Plateau and Wyoming Districts in recent years, with the majority of the work directed toward brown fields drilling to extend active mining areas.

Energy Fuels has conducted intermittent exploration drilling on 18 different projects in the period from February 2007 through December 2013. The projects include: the Whirlwind Mine; Energy Queen Mine, the Torbyn property (on Tenderfoot Mesa); the Farmer Girl property; HC claims and DOE Lease C-G-26 (on Calamity Mesa) – New Verde Mine; DOE Lease C-CM-24 and the Henry claims (on Club Mesa); Willhunt claims (contiguous with the Sunday Mines Complex); the Luke claims (since abandoned); the DOC claims (since abandoned); the MCT claims (since abandoned); the MO claims (since abandoned); Bush Canyon (since abandoned); the Sage Plain Project (includes drilling on the Sage claims, Calliham lease, Crain lease, and Skidmore lease); Hop Creek (since abandoned); amd four breccia pipe targets in Arizona (Cyclone, Weap, Wu and Pocket). In addition, prior to Energy Fuels’ acquisition of these projects, Denison performed exploration drilling on a number of the properties in the US Mining Division, including the Sunday Complex and La Sal Complex and underground core drilling at Arizona 1 Mine. The Company’s predecessors conducted exploration drilling at several additional properties, including Sheep Mountain (by Titan) and Juniper Ridge and Gas Hills (by Strathmore).

In 2014, limited exploration drilling is planned at Arizona 1 Mine and Pinenut Mine (underground core drilling). In the Arizona Strip District, Energy Fuels holds 100% interest in several claims blocks, all of which host confirmed breccia pipes features. Mineralization has been encountered in past drilling on a number of these features, and additional deep drilling is required to confirm mineral resources. Energy Fuels plans to drill six deep exploration holes in the future, to confirm a known discovery and to support mineral resource estimation, on a breccia pipe known as DB-1, although no drilling is planned for FY-2014. See “Mineral Projects – Non-Material Mineral Properties – Exploration Properties” below.

Other Projects

In addition to the foregoing, the Company has conducted operations in the following two projects:

Sheep Mountain Project:

The Company is permitting the Sheep Mountain Project, an underground and open pit uranium development project located in Wyoming. In FY-2013, the Company submitted a revised Plan of Operations (“PO”) to the BLM, which included redesign of the heap leach processing area and potential transportation of the ore to an off-site processing facility. The revision is expected to give the Company more flexibility in processing of the resource. The Environmental Impact Statement (“EIS”) for the project is being prepared by the BLM and a third-party contractor. A revision to the Wyoming mine permit was submitted to the Wyoming Land Quality Division in January 2014 and is currently being reviewed by the agency. Baseline studies and design of the processing and heap leach facility have been completed for the NRC license application. Submittal of the license application has been temporarily deferred as the Company evaluates alternatives for processing the ore.

The Company is also conducting care and maintenance activities on the Sheep Mountain Project site and collecting baseline data. See “Mineral Projects – Sheep Mountain Project” below.

Roca Honda Project:

The Roca Honda project is at an advanced stage of permitting. The Draft Environmental Impact Statement (“DEIS”) was completed by the USFS in April 2013, and the company expects the Final Environmental Impact Statement (“FEIS”) to be published in early 2015. Other major permits required for Roca Honda include a Permit to Mine issued by the New Mexico Mining and Minerals Division, a Discharge Permit issued by the New Mexico Environmental Department, and a Mine Dewatering Permit issued by the New Mexico State Engineer’s Office. The Mine Dewatering Permit was approved in December 2013. The two other major permits are in the agency review stage with a draft Discharge Permit expected in the first half of 2014, and the Permit to Mine expected after approval of the FEIS in mid- to late-2015. Permit approvals from the U.S. Army Corps of Engineers and the U.S. Environmental Protection Agency are also required for discharge of treated mine water associated with mine development and operation. Applications for these two permits are also presently undergoing agency review. The Company is also conducting care and maintenance activities on the Roca Honda Project site. See “Mineral Projects – Roca Honda Project” below.

Henry Mountains Project:

The Company is currently preparing mine plans for permitting purposes for the Bullfrog portion of the project, and plans to initiate baseline studies of the property in the spring of 2014. The approved permitting schedule is based on having the BLM Plan of Operations (“PO”), the UDOGM Large Mine Notice of Intent (“NOI”), and other required state and federal permit applications submitted in 4th Quarter 2014. The Company is also conducting care and maintenance activities on the Henry Mountains Project site. See “Mineral Projects – Henry Mountains Project” below.

Piñon Ridge Mill:

The Company has permitted the proposed Piñon Ridge uranium and vanadium mill located in the Paradox Valley of Colorado. This proposed 500 tpd mineral processing facility would be the first uranium mill constructed in the U.S. in over 30 years. In FY-2012, the Company assisted the State of Colorado in defending a legal challenge to the Piñon Ridge License (which was granted in March 2011) from nongovernmental organizations. In June 2012, a court ruled in favor of the State and Company on the ten substantive environmental, health and safety claims. However, the court also set aside the Piñon Ridge License pending the completion of an administrative hearing, which occurred in November 2012. In April 2013, the State of Colorado reissued the Piñon Ridge License. The Company is now defending a new legal challenge from non-governmental organizations.

The Company is conducting care and maintenance activities on the Piñon Ridge Mill site. See “Mineral Projects – Piñon Ridge Mill” below.

MINERAL PROJECTS

Richard White, CPG#08792, the Company’s Chief Geologist, is a “Qualified Person” in accordance with the requirements of NI 43-101, and is responsible for the disclosure of scientific or technical information concerning mineral projects in this AIF.

Summary of Mineral Reserves and Resources

The following tables show the Company's estimate of Mineral Reserves and Mineral Resources as of December 31, 2013. NI 43-101 requires mining companies to disclose Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Energy Fuels reports Mineral Reserves and Mineral Resources separately.

Probable Mineral Reserve Estimates -- Uranium

Deposit	Tons (,000)	Grade % U3O8	Pounds U3O8 (,000)
Sheep Mountain –Congo Pit Probable Reserve	3,955	0.115	9,117
Sheep Mountain – Underground Probable Reserve	3,498	0.132	9,248
White Mesa - Ore Stockpile(1)	17	0.53	177
Total Mineral Reserves (Lbs. eU3O8)			18,542

Mineral Resource Estimate --Uranium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)
Energy Queen (La Sal)	262	0.19%	971	81	0.17%	268	43	0.09%	79
Redd Block (La Sal)	336	0.19%	1,260	35	0.07%	47	95	0.09%	171
Beaver/LaSal	215	0.19%	800	9	0.18%	33	29	0.11%	67
Pandora (La Sal)	196	0.18%	701	7	0.14%	19	18	0.12%	44
Whirlwind				169	0.30%	1,003	437	0.23%	2,000
Sage Plain	616	0.22%	2,657	27	0.32%	177	49	0.18%	181
Sheep Mountain(5)				12,895	0.12%	30,285
Gas Hills				2,300	0.13%	5,400	3,900	0.07%	5,500
Juniper Ridge				5,233	0.06%	6,120	107	0.09%	182
Henry Mountains				2,410	0.27%	12,800	1,610	0.25%	8,080
San Rafael				758	0.22%	3,405	454	0.21%	1,860
Arizona 1(7)							4	0.55%	39
Canyon							83	0.98	1,629
Pinenut							72	0.43%	612
EZ Complex							224	0.47%	2,105
Roca Honda(8)	284	0.40%	2,247	1,793	0.41%	14,536	1,448	0.41%	11,894

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
Dalton Pass	446	0.09%	839	1,176	0.10%	2,232	908	0.08%	1,530
Nose Rock	310	0.15%	906	575	0.15%	1,688	167	0.14%	452
Marquez	999	0.13%	2,512	2,612	0.13%	6,618	2,160	0.11%	4,907
Sky				669	0.07%	948	55	0.05%	54
Daneros							156	0.21%	661
Other(6)	72	0.19%	275	86	0.21	367
Total Mineral Resources (Lbs. eU3O8)			13,169			85,946			42,048

Mineral Resource Estimate – Vanadium(2)(3)(4)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)
Energy Queen	262	0.97%	5,100	81	0.87%	1,409	43	0.48%	417
Redd Block	336	0.98%	6,615	35	0.35%	249	95	0.47%	900
Beaver/LaSal	215	0.98%	4,199	9	0.96%	173	29	0.60%	352
Pandora	196	0.94%	3,682	7	0.73%	99	18	0.66%	232
Whirlwind				169	0.97%	3,293	437	0.72%	6,472
Sage Plain	616	1.36%	16,724	27	2.02%	1,105	49	1.89%	1,854
San Rafael				758	0.30%	4,596	454	0.28%	2,511
Other (6)	72	0.95%	1,376	86	1.01%	1,729
Total Mineral Resources (Lbs. V2O5)			37,696			12,653			12,738

Mineral Resource Estimate – Gold and Copper

Measured and Indicated Resources(2)

Au!equiv. Cutoff		Tons (millions)	Tonnes (millions)	oz Au /ton	g Au /t	oz Au	% Cu	lbs Cu (millions)
oz AuEq/ton	g AuEq/t
0.015	0.51	59.8	54.2	0.015	0.53	926,000	0.187	223

Inferred Resources(2)

Au-equiv. Cutoff		Tons (millions)	Tonnes (millions)	oz Au /ton	g Au /t	oz Au	% Cu	lbs Cu (millions)
oz AuEq/ton	g AuEq/t
0.015	0.51	15.6	14.2	0.011	0.38	174,000	0.200	62.5

Notes:

(1) “White Mesa – Ore Stockpile” includes stockpiled U3O8 which has been mined from the Arizona 1 and Pinenut Mines, wheremineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.
(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3) The Measured and Indicated Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(4) The Inferred Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(5) The Sheep Mountain Indicated Mineral Resource includes Probable Mineral Reserves of 18,365,000 lbs. eU3O8 in 7,453,000 tons at a grade of 0.123%.
(6) “Other ” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.
(7) The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.
(8) The number shown represents the total mineral resources for the Roca Honda Project.  Energy Fuels controls 60% of the project.

Except as stated below, the Mineral Reserve and Mineral Resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Technical Reports”) by qualified persons employed by Peter Geosciences, BRS Engineering, Chlumsky, Armbrust, and Meyer, Alinco GeoServices, Charles D. Snow, North American Exploration, Inc., and Roscoe Postle Associates Inc. See “Mineral Projects” below.

The White Mesa – Ore Stockpile consists of ore mined from the Arizona 1 Mine and the Pinenut Mine and was prepared from mill feed and mine production data. Mineral Reserve and Resource information in the Technical Reports has been adjusted to reflect ore mined into Ore Stockpile and updated, in the case of Arizona 1 and Pinenut Mines, by Company personnel.

The reconciliations shown below detail the changes from the Company’s Mineral Reserve and Mineral Resource estimates reported as of September 30, 2012.

Reconciliation of Energy Fuels’ Uranium Mineral Reserves

Reserve	EFI Ownership %	Oct. 1, 2012 Reserves (,000 Lbs. U3 O8 )	2013 Production(2) / Received(2) (,000 Lbs. U3 O8 )	Throughput(1) (,000 Lbs. U3 O8 )	Net Reserve Change (,000 Lbs. U3 O8 )	Dec. 31, 2013 Reserves (,000 Lbs. U3 O8 )
Sheep Mountain - Congo Pit Probable Reserve	100	9,117	---	---	---	9,117
Sheep Mountain - Underground Probable Reserve	100	9,248	---	---	---	9,248

White Mesa Mill Ore Stockpile(3)	100	129	336	288	48	177
Total Reserves		18,494				18,542

Notes:
(1)	Corresponds to mill feed.
(2)	Additions or deletions of Reserves include ore mined to stockpile and adjustments provided from mining and milling results.
(3)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 or V2O5 which has been mined from deposits in the Colorado Plateau or White Canyon where no Mineral Reserve and Mineral Resource estimates have been prepared in accordance with NI 43-101.

Reconciliation of Energy Fuels’ Uranium Mineral Resources

Operation / Project	EFI Ownership %	Oct. 1, 2012 Resources (,000 lbs. U3 O8 )	Production(1) / Depletion (,000 lbs. U3 O8 )	Exploration / Engineering Change (,000 lbs. U3 O8 )	Acquired/ Disposed Resources (,000 lbs. U3 O8 )	Net Resource Change (,000 lbs. U3 O8 )	2014 Resources (,000 lbs. U3 O8 )
WYOMING
Gas Hills	100%
Indicated		---	---	---	5,400	5,400	5,400
Inferred		---	---	---	5,500	5,500	5,500
Sheep Mountain	100%
Indicated		30,285	---	---	---	---	30,285
Juniper Ridge	100%
Indicated		---	---	---	6,120	6,120	6,120
Inferred		---	---	---	182	182	182
Sky	100%

Operation / Project	EFI Ownership %	Oct. 1, 2012 Resources (,000 lbs. U3 O8 )	Production(1) / Depletion (,000 lbs. U3 O8 )	Exploration / Engineering Change (,000 lbs. U3 O8 )	Acquired/ Disposed Resources (,000 lbs. U3 O8 )	Net Resource Change (,000 lbs. U3 O8 )	2014 Resources (,000 lbs. U3 O8 )
Indicated		---	---	---	948	948	948
Inferred		---	---	---	54	54	54
UTAH
Energy Queen(9) (La Sal)	100%
Measured		789	---	971	---	182	971
Indicated		605	---	268	---	-337	268
Inferred		366	---	79	---	-287	79
Redd Block (La Sal)	100%
Measured		---	---	1,260	---	1,260	1,260
Indicated		---	---	47	---	47	47
Inferred		---	---	171	---	171	171
Beaver/LaSal	100%
Measured		---	---	800	---	800	800
Indicated		---	---	33	---	33	33
Inferred		---	---	67	---	67	67
Pandora (La Sal)	100%
Measured		---	---	701	---	701	701
Indicated		---	---	19	---	19	19
Inferred		---	---	44	---	44	44
Whirlwind	100%
Indicated		1,095	---	---	---	---	1,095
Inferred		2,000	---	---	---	---	2,000
Sage Plain	100%
Measured		2,657	---	---	---	---	2,657
Indicated		176	---	---	---	---	176
Inferred		181	---	---	---	---	181
San Rafael	100%
Indicated		3,405	---	---	---	---	3,405
Inferred		1,860	---	---	---	---	1,860
Henry Mountains	100%
Indicated		12,800	---	---	---	---	12,800
Inferred		8,080	---	---	---	---	8,080
Daneros	100%
Inferred		661	---	---	---	---	661
ARIZONA
Arizona 1(10)	100%
				(166)(3)	---
		594	(255)(1)			-555	39
Inferred				(134)(4)
Canyon	100%
Inferred		1,629	---	---	---	---	1,629
Pinenut	100%
		1,037	(81)(1)	(344)(5)	---	-425	612
Inferred
EZ Complex	100%
Inferred		2,105	---	---	---	---	2,105
NEW MEXICO
Roca Honda	60%
Measured		---	---	---	2,247	2,247	2,247
Indicated		---	---	---	14,536	14,536	14,536
Inferred		---	---	---	11,894	11,894	11,894

Operation / Project	EFI Ownership %	Oct. 1, 2012 Resources (,000 lbs. U3 O8 )	Production(1) / Depletion (,000 lbs. U3 O8 )	Exploration / Engineering Change (,000 lbs. U3 O8 )	Acquired/ Disposed Resources (,000 lbs. U3 O8 )	Net Resource Change (,000 lbs. U3 O8 )	2014 Resources (,000 lbs. U3 O8 )
Dalton Pass	100%
Measured		---	---	---	839	839	839
Indicated		---	---	---	2,232	2,232	2,232
Inferred		---	---	---	1,530	1,530	1,530
Nose Rock	100%
Measured		---	---	---	906	906	906
Indicated		---	---	---	1,688	1,688	1,688
Inferred		---	---	---	452	452	452
Marquez	100%
Measured		---	---	---	2,512	2,512	2,512
Indicated		---	---	---	6,618	6,618	6,618
Inferred		---	---	---	4,907	4,907	4,907
OTHER(8)	100%
Measured		275	---	---	---	---	275
Indicated		367	---	---	---	---	367
Inferred		---	---	---	---	---	---

Notes:
(1)	Includes all production from October 1, 2012 to Dec. 31, 2013.
(2)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3)

Large areas of the original resource were inaccessible to reconciliation due to the nature of the mining method (open stoping). This number represents an estimate of that part of the original resource removed based on production sent to the mill.

(4)	Noneconomic/unrecoverable at market conditions prevalent at Dec. 31, 2013.
(5)	Reflects adjustment due to deviation error discovered as mining began. Also reflects economic conditions requiring elevation of 0.2% U3O8 cut-off to 0.3% U3O8.
(6)

The Sage Plain project is held by Colorado Plateau Partners LLC, which, as at September 30, 2011 and September 30, 2012 was a joint venture owned as to 50% by a subsidiary of the Company and as to 50% by a subsidiary of Aldershot Resources Ltd. On October 1, 2012, the Company acquired Aldershot’s 50% interest in CPP, thereby acquiring 100% of the Mineral Resources. See “Mineral Projects – Sage Plain Project” below.

(7)	Henry Mountains – includes the Bullfrog (Indian Bench and Copper Bench deposits) and Tony M (Southwest and Tony M deposits). See “Mineral Projects – Henry Mountains Complex” below.
(8)	“Other” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.
(9)

As Redd Block and Energy Queen share a common boundary, calculations resulting in the resource at Redd Block have resulted in an engineering/classification change for Energy Queen. The table reflects the results with resources apportioned according to the boundary placement.

(10)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.

Reconciliation of Energy Fuels’ Vanadium Mineral Resources

Operation / Project	EFI Ownership %	2012 Resources (,000 lbs. V2O5)	2013 Production / Depletion (,000 lbs. V2O5)	Exploration / Engineering Change (,000 lbs. V2O5)	Net Resource Change (,000 lbs. V2O5)	2014 Resources (,000 lbs. V2O5)
Energy Queen(5) (La Sal)	100%
Measured		3,447	---	5,100	1,653	5,100
Indicated		2,583	---	1,409	-1,174	1,409
Inferred		1,804	---	417	-1,387	417
Redd Block (La Sal)	100%
Measured		---	---	6,615	6,615	6,615
Indicated		---	---	249	249	249
Inferred		---	---	900	900	900
Beaver/LaSal	100%

Operation / Project	EFI Ownership %	2012 Resources (,000 lbs. V2O5)	2013 Production / Depletion (,000 lbs. V2O5)	Exploration / Engineering Change (,000 lbs. V2O5)	Net Resource Change (,000 lbs. V2O5)	2014 Resources (,000 lbs. V2O5)
Measured		---	---	4,199	4,199	4,199
Indicated		---	---	173	173	173
Inferred		---	---	352	352	352
Pandora (La Sal)	100%
Measured		---	---	3,682	3,682	3,682
Indicated		---	---	99	99	99
Inferred		---	---	232	232	232
Whirlwind	100%
Indicated		3,598	---	---	---	3,598
Inferred		6,472	---	---	---	6,472
Sage Plain(2)	100%
Measured		16,724	---	---	---	16,724
Indicated		1,105	---	---	---	1,105
Inferred		1,854	---	---	---	1,854
San Rafael	100%
Indicated		4,596	---	---	---	4,596
Inferred		2,511	---	---	---	2,511
Other(3)	100%
Measured		1,376	---	---	---	1,376
Indicated		1,729	---	---	---	1,729

Notes:
(1)	Additions or deletions of Mineral Resources include acquisitions, dispositions, reassessment of geological data and new or updated technical reports.
(2)

The Sage Plain project is held by Colorado Plateau Partners LLC, which, as at September 30, 2011 and September 30, 2012 was a joint venture owned as to 50% by a subsidiary of the Company and as to 50% by a subsidiary of Aldershot Resources Ltd. On October 1, 2012, the Company acquired Aldershot’s 50% interest in CPP, thereby acquiring 100% of such Mineral Resources. See “Mineral Projects – Sage Plain Project.”

(3)	“Other” includes defined resources on the Willhunt, Torbyn and Farmer Girl exploration projects.
(4)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(5)

As Redd Block and Energy Queen share a common boundary, calculations resulting in the resource at Redd Block have resulted in an engineering/classification change for Energy Queen. The table reflects the results with resources apportioned according to the boundary placement.

The Henry Mountains Complex

The Henry Mountains Complex is 100% owned by Energy Fuels. It is comprised of the Bullfrog property, hosting the Indian Bench and the Copper Bench deposits, and the Tony M property, hosting the Southwest deposit and the Tony M deposit and mine.

Except as noted, the following description of the Henry Mountains Complex is based on the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc. (“RPA”) in accordance with NI 43-101 (the “Henry Mountains Technical Report”). Each of the authors of the Henry Mountains Technical Report is “independent” of Energy Fuels and a “qualified person” for purposes of NI 43-101. The report contains mineral resource estimates for the Indian Bench, Copper Bench, Southwest and Tony M deposits. The Henry Mountains Technical Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Henry Mountains Complex is a single contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the town of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property (which includes the Copper Bench and Indian Bench deposits) located to the north and the Tony M property located to the south (which includes the Southwest and Tony M deposits).

The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims totaling approximately 3,665 acres and one 640 acre SITLA Lease. All Henry Mountains property holdings are in good standing. All unpatented mining claims are subject to an annual federal mining claim maintenance fee of $140 per plain plus approximately $10 per claim for county filing fees. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. The SITLA Lease renews annually for as long as the annual rental payment ($640) and the advanced minimum royalty payment is made. The surface rights are owned by the federal government and administered by the BLM, with the exception of the SITLA Lease which has associated State surface rights. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The SITLA Lease has an annual rental of $640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions. However, the vanadium grade is too low to be economic at current or reasonably foreseeable market conditions.

There are no outstanding environmental liabilities to which the project is subject.

When Denison operated the Tony M Mine in 2007-2008, a number of surface facilities were constructed, including a power generation station, compressor station, fuel storage facilities, maintenance building, offices, and dry facilities. An evaporation pond which was originally constructed when the Tony M Mine was in operation in the 1980s, and which is used for storage and evaporation of mine water, was reconstructed by Denison to allow for dewatering of the mine.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the southern end of the property. An unimproved county road passes by the portal of the Tony M mine and extends northerly across the property. A network of unimproved, dirt exploration roads provide access over the property except for areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains Complex. The Henry Mountains Complex is located in a relatively remote area of Utah, and infrastructure is somewhat limited. The distance to Energy Fuels’ White Mesa Mill is 117 miles.

During operation of the Tony M Mine, electricity was generated locally, as is the case for Ticaboo. Skilled labour can be recruited from the region, which has a tradition of uranium mining. Materials and supplies are transported to the site by truck about 275 miles from Salt Lake City, and about 190 miles from Grand Junction, Colorado. The distance to the Energy Fuels’ White Mesa Uranium-Vanadium Processing Facility near Blanding, Utah, is 117 miles.

The climate is distinctly arid, with average annual precipitation of approximately eight inches. Local records indicate the temperature ranges from a minimum of -10°F to a maximum of 110°F. The vegetation consists primarily of small plants, including some of the major varieties of blackbrush, sagebrush, and rabbit brush. A few small junipers are also present. Year-round operations are expected.

Relief over the combined Bullfrog and Tony M properties is about 2,250 feet. The elevation ranges from 4,550 feet above sea level at the portal of the Tony M mine, near the southern end of the property, to 6,800 feet above sea level over the northern end of the properties. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern half of the properties.

The Tony M Mine is accessed by a double entry system with two parallel declines spaced 50 ft. apart on centres. The portals of the two 9 ft. high by 12 ft. wide main haulageways are located on the northwesterly side of Shootaring Canyon near the south center of Section 16 T35S R11E SLM with a sill elevation of about 4,546 ft. asl. The declines follow a minus three percent grade (i.e., 3 ft./100 ft.) along a trend of N22°W. They generally follow the long axis of the mineralized trend and extend approximately 10,200 ft. from the portal. The declines intersected the natural water table about 5,300 ft. from the portal. Plateau Resources Ltd. (“Plateau”) developed over 18 miles of underground workings in the Tony M Mine. In 1985, when pumping was suspended, the mine was allowed to flood. When U.S. Energy Corporation (USEC) abandoned the Tony M property in the late 1990s, the portals to the mine were closed and the ventilation shafts were capped as part of mine closure and reclamation activities. Following rehabilitation work at the Tony M Mine and re-establishment of surface facilities in 2006, Denison received operational permits, reopened the mine and commenced mining in September 2007. Production from exiting workings in the mine ramped up to approximately 400 tons per day by October 2008. In November 2008, Denison announced that the operations at the Tony M Mine would be suspended due to uranium and economic market conditions. Denison announced the Tony M Mine will be on care and maintenance until it determines that the mine is once again economically viable.

Surface rights held are sufficient for expected mining operations and waste disposal areas. No milling operations are expected to occur on the site. Therefore, no areas for tailings storage, heap leach pads or processing plants are expected to be required.

History

The Bullfrog property was initially explored by Exxon Minerals Company (“Exxon”), while the Tony M property was explored and developed by Plateau Resources Inc. (“Plateau”), at that time a subsidiary of Consumers Power Company of Michigan.

Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of Energy Fuels Nuclear (“EFN”) in 1997. In February 2005, Denison acquired the Tony M property, thus bringing it under common ownership with the Bullfrog property. Energy Fuels acquired the Bullfrog and Tony M properties on June 29, 2012, when it acquired the US Mining Division from Denison.

Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. The Bullfrog and Tony M properties are therefore discussed separately, except where correlations and comparisons are made.

Bullfrog Property:

Exxon conducted reconnaissance in the area in 1974 and 1975, and then staked its first Bullfrog claims in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of what became known as the “Southwest” uranium deposit. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.

From July 1982 to July 1983, 112 drill holes were completed by Atlas Minerals Corp., (“Atlas”) under a purchase option with Exxon, delineating the Southwest and Copper Bench deposits on approximately 100 foot centers. From July 1983 to March 1984, a core drilling program was completed throughout the Bullfrog property with 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centers.

In late 1992, EFN purchased the Bullfrog property from Exxon and conducted a geologic review and internal economic analysis of the property. In 1997, Denison became the owner of the Bullfrog property, and Energy Fuels became owner of the Bullfrog property in June 2012.

Tony M Property:

Exploration drilling in the Shootaring Canyon area was initiated by Plateau during 1976 in the vicinity of outcropping uranium mineralization. In February 1977, drilling commenced in what was to become the Tony M mine. More than 2,000 rotary drill holes totalling about one million feet were drilled.

Development of the Tony M mine started in September 1977. By mid-1984, nearly 17 miles of underground workings had been developed in the Tony M mine. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of material with an average grade of 0.121% U3O8 was extracted and stockpiled.

In 1989, 30 to 40 rotary holes were drilled to delineate zones of high grade uranium mineralization.

More recent mining activity is described under “Mineral Projects – Henry Mountains Complex – Mining Operations” below.

Geological Setting

The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.

The Bullfrog and Tony M deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog property and the Tony M deposit extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.

Mineralization in the Bullfrog property deposits occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.

The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits.

Exploration

Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M properties.

During development of the Tony M mine, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long-hole drilling to test target zones up to about 150 feet from mine openings. The results of this program were recorded on a systematic set of cross sections through the Tony M mine developed at a scale of 10 feet to the inch. RPA did not have access to the detailed information collected underground in the Tony M mine.

Denison carried out no work on the Bullfrog and Tony M properties, with the exception of a review of available data and critical evaluation, until the end of 2005 when certain activities including underground reconnaissance and permitting were initiated. See “Operations – U.S. Mines – Henry Mountains Complex” above.

Energy Fuels has carried out no exploration work on the property since acquisition in June 2012.

Mineralization

The uranium/vanadium mineralization in the Henry Mountains Complex is similar to ores observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and organic associated masses. Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.

Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table, (i.e., the northern portion of the Tony M property). Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.

In the southern Henry Basin, including the Henry Mountains Complex Property, the Salt Wash Member ranges from 400 ft. to 510 ft. thick. In the northern part of the Tony M deposit, core hole 91-8-14c intersected 444 ft. of the Salt Wash Member. The lower Salt Wash sandstones are finer grained, while the upper Salt Wash sandstones consist of more coarse grained clastics. The lower Salt Wash is approximately 150 ft. thick in the Property area, thinning and becoming less sandy northward from the project area. Sandstones comprise 80% of the sequence, with siltstones and mudstones making up the remainder. Significant uranium mineralization occurs only in this lower unit. Figure 7-4 shows a representative stratigraphic section from the Property. The Tony M deposit is developed in the lowermost 35 ft. to 40 ft. of the Salt Wash, while mineralization in the Southwest deposit reaches 60 ft. above the Salt Wash Member base. The sand sequence occurring in the Tony M deposit also occurs in the Southwest deposit. Mineralization of the Frank M deposit occurs between 60 ft. and 100 ft. above the base of the Salt Wash Member and is correlative with the Copper Bench–Indian Bench deposit. The lower 100 ft. of the Salt Wash Member have been subdivided into an upper and a lower unit, and each of these subunits, in turn, have been subdivided into upper, middle, and lower horizons. The Tony M–Southwest deposit occurs in the lower, middle, and upper mineralized horizons of the lower 40 ft. thick sand unit. Each of the horizons is 10 ft. to 15 ft. thick. The analysis of the mineralization, however, shows that a high percentage of the mineralization occurs within two units designated in the Henry Mountains Technical Report as the Lower Lower and the Upper Lower units, with the Middle Lower unit included in the Upper Lower unit. The Copper Bench–Indian Bench deposit occurs in the upper, middle, and lower horizons of the Upper unit (i.e., 60 ft. to 100 ft. above the base).

The Henry Mountains Complex vanadium-uranium deposits consist of two extensive elongate, tabular zones containing a large concentration of mineralization. The Tony M–Southwest deposit extends for a distance of approximately 2.5 miles along a north-south trend and has a maximum width of about 3,000 ft. The larger Copper Bench-Indian Bench deposit extends approximately 3.5 miles along a northwesterly trend to the northeast of the Tony M–Southwest deposit. More specifically, the mineralization making up the indicated and inferred resources documented in this report form high grade zones within the two mineralized trends. The Tony M–Southwest deposit occurs within an arcuate zone over a north-south length of about 15,000 ft. and a width ranging from 1,000 ft. to 3,000 ft.. The Copper Bench-Indian Bench deposit extends northwesterly over a length of approximately 15,000 ft. and a width of 1,000 ft. to 2,500 ft. Mineralization occurs in a series of three individual stratiform layers included within a 30 ft. to 62 ft. thick sandstone interval. Mineralization in the Tony M deposit occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, when a minor zone in the Tidwell is included in the lower zone. The Tony M-Southwest deposit occurs in the lowermost 35 ft. to 62 ft. of the Salt Wash Member sandstone. Mineralization within the Upper Lower unit is offset to the east as compared to mineralization in the Lower unit. Mineralization forming the Copper Bench–Indian Bench deposit occurs between 60 ft. and 100 ft. above the base of the Salt Wash Member.

Drilling

The mineralization on the Property is approximately horizontal, and all of the drilling was vertical. Deviation surveys were conducted on most drill holes in the Southwest deposit, providing an indication of how far the holes have drifted from vertical. The vertical holes provide a reliable estimate of the thickness of the deposits.

Bullfrog Property:

Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits on the Bullfrog property was conducted by rotary drilling using a tricone bit. Additional drilling was done to collect core samples.

The Indian Bench deposit is delineated by drilling on approximately 200 foot centers, while the Southwest and Copper Bench deposits were drilled on 100 foot centers. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern. A total of 2,232 drill holes were completed on the Bullfrog property.

The mineralization is approximately horizontal on the Bullfrog property, so vertical holes provide a reliable estimate of the thickness of the deposits.

Tony M Property:

In February 1977, drilling commenced in what was to become the Tony M deposit. Plateau drilled more than 2,000 rotary drill holes totalling about 1.0 million feet. The holes were drilled using rotary tricone technology. The rugged terrain over much of the Tony M property made drilling access difficult, resulting in an irregular drill pattern. The drilling includes 24 core holes. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.

Records indicate that a total of 81 core holes were drilled in the Southwest, Copper Bench, and Indian Bench deposits, while 25 core holes were drilled in the vicinity of the Tony M deposit Drilling on the Tony M area includes 24 core holes completed by Plateau and one core hole completed by NFS/BP Exploration Inc. Of the 25 holes, only 11 are located within the mineralized area comprising the Tony M deposit. The core holes provided samples of the mineralized zone for chemical and amenability testing, as well as flow sheet design for the Ticaboo uranium processing facility (or mill). The samples were also used to determine geologic and engineering properties of the mineralized zone. RPA did not have access to core for the Tony M deposit. Energy Fuels, Denison, and predecessor IUC carried out no surface drilling on the properties.

Sampling and Analysis

Bullfrog Property:

Downhole gamma logging of surface holes was done on the Bullfrog property. Standard logging suites included radiometric gamma, resistivity and self potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.

Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.

Mineral Resource estimates for the Bullfrog property are based on the eU3O8% gamma log conversionvalues used to identify the mineralized zone, its thickness and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off GT product for Mineral Resource estimation are described below under the heading “Cut-Off Grade and Mining Considerations.”

Tony M Property:

The same suite of logging surveys and procedures as employed at the Bullfrog property were conducted for the Tony M property. Assays of samples from core drilling were collected and submitted for analysis. Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.

Status of Chemical Equilibrium of Uranium

Bullfrog Property:

Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8% to log radiometric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Other investigations had identified no significant disequilibrium problem.

Tony M Property:

Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. In 1989, a previous operator reported that an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from the Tony M mine, was completed in 1983. Based on that analysis, it was concluded: (i) the state of disequilibrium varies from location to location within the deposit; (ii) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; (iii) low grade material with less than 0.06% U3O8 is depleted in uranium; and (iv) higher grade material containing more than 0.06% U3O8 is enriched in uranium.

Roscoe Postle Associates Inc. (“RPA”) is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.

Data Verification

Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog property and is of the opinion that the gamma logging results for the Bullfrog property provide a reliable, but conservative, estimate of the uranium content. The review suggests that the mineral resource estimate may underestimate the uranium content of the Bullfrog property by up to about 5%.

Security of Samples

Procedures followed during exploration were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.

Mineral Resource Estimation

In the Henry Mountains Technical Report, RPA audited the 1993 EFN mineral resource estimate of the Copper Bench and Indian Bench deposits on the Bullfrog property and the Southwest deposit on the Tony M property, accepted them as a current Mineral Resource estimate and classified them as Indicated Mineral Resources and Inferred Mineral Resources in accordance with CIM definitions.

The basis for this Mineral Resource estimation is the gamma logs from 1,801 rotary drill holes located on the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on these deposits. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted by past owners, prior to Energy Fuels’ tenure. See “Mineral Projects – Henry Mountains Complex – Drilling” above.

The grades of the mineralized zones were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the Mineral Resource estimate weighted by tonnage.

In the preparation of the Henry Mountains Technical Report, RPA audited the Mineral Resource estimates of the Tony M and Southwest deposits prepared by Denison using the contour method in 2008 and accepted them as a current Mineral Resource estimate, and has classified them as Indicated and Inferred Mineral Resources in accordance with CIM definitions.

The results of 1,671 drill holes were used to prepare the Mineral Resource estimates for the Tony M and the Southwest deposits. A total of 32 core holes were drilled to recover samples for chemical and geologic analysis and to establish a stratigraphic relationship. All of the drilling and analyses were conducted by past owners, prior to Energy Fuels’ tenure. See “Mineral Projects – Henry Mountains Complex – Drilling”above.

The following table lists the Mineral Resources by deposit for the entire Henry Mountains Complex.

Henry Mountains Complex Mineral Resource Estimates(1) (2) (3)

Deposit	Category(1)	Tons (million)	Grade eU3 O8 (%)	Contained eU3 O8 (million pounds)
Tony M (2)	Indicated	1.03	0.24	4.83
Southwest(2)	Indicated	0.66	0.25	3.30
Indian Bench(3)	Indicated	0.22	0.40	1.74
Copper Bench(3)	Indicated	0.50	0.29	2.93
Total		2.41	0.27	12.80

Tony M	Inferred	0.65	0.17	2.17
Southwest	Inferred	0.21	0.14	0.58
Indian Bench	Inferred	0.25	0.42	2.09
Copper Bench	Inferred	0.50	0.32	3.24
Total		1.61	0.25	8.08

Notes:
(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The Tony M and Southwest Mineral Resources were estimated at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 feet and a minimum GT of 0.2 feet-%.
(3)

The Indian Bench and Copper Bench Mineral Resources were estimated at a cut-off grade of 0.20% eU3O8, a minimum thickness of 4 feet and a minimum GT of 0.8 feet-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.

Cut-Off Grade and Mining Considerations

The selection of a 0.20% eU3O8 cut-off for the Copper Bench and Indian Bench was made by RPA based on evaluations of current mining and processing costs made by both Denison and other operators in the region.

The 0.20% eU3O8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value. Based on the extensive review of the drilling, RPA noted that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.

For the Tony M and Southwest deposits, Energy Fuels established minimum grade, thickness and GT parameters based on conventional Colorado Plateau mining practices and recent operating costs at the Tony M mine.

As an initial step for compositing the drill hole assays, minimum grades of 0.10%, 0.08%, 0.05% and 0.03% eU3O8 were used over a minimum thickness of two feet, with a two foot minimum for exclusion of waste intervals. This resulted in minimum GT values of 0.20 feet-%, 0.16 feet-%, 0.10 feet-% and 0.06 feet-%, respectively. The two-foot thicknesses are based on the mining technique of split shooting, which is commonly used in the Colorado Plateau District. For inclusion of blocks in the Mineral Resource estimate, Energy Fuels used a cut-off grade of 0.10% eU3O8.

Upon receipt of the initial exploration permit, the previous operator engaged Dynatec Mining Corporation (“Dynatec”) as its mine contractor for the Tony M operation. In May 2007, Dynatec began limited rehabilitation work on the existing Tony M workings.

Permitting

Bullfrog Property:

The Company is currently preparing mine plans for permitting purposes and plans to initiate baseline studies of the property in the spring of 2014. The approved permitting schedule is based on having the BLM Plan of Operations (“PO”), the UDOGM Large Mine Notice of Intent (“NOI”), and other required state and federal permit applications submitted in 4th Quarter 2014.

Tony M Property:

The original Tony M mine permit was allowed to lapse. Subsequently, the previous operator filed for exploration permits with UDOGM and the BLM. These permits were granted by UDOGM and the BLM on December 2, 2005 and March 6, 2006, respectively, which enabled the previous operator to regain access, inspect and begin rehabilitation of the Tony M underground workings. The previous operator also began the permitting process for the Tony M mine. The permit application was submitted in November 2006 and a Record of Decision (“RoD”) and approved Plan of Operations were received in September 2007.

The PO was challenged by the Center for Water Advocacy and the Utah Chapter of the Sierra Club, which requested a Utah State BLM Director Review and a stay of the decision approving the Final PO for the Tony M mine. On November 21, 2007, the BLM State Director issued a decision vacating the previously issued permit and remanded the case to the Field Office in order that the Environmental Assessment (“EA”) for the Tony M Mine PO could be amended and a new RoD issued. As a result of this decision to vacate and renew, the request for stay was considered moot. The new decision was issued by the BLM on November 23, 2007 approving the PO for the mine. The new decision was once again appealed by the Center for Water Advocacy and the Utah Chapter of the Sierra Club. The Utah State Director issued a decision denying the appeal and upholding the PO on February 19, 2008.

Permit applications for a Phase 2 expansion were submitted to the BLM and UDOGM in 3rd Quarter 2008, but the previous operator subsequently requested that agency review of the applications be deferred given the market conditions at that time. The Company is planning to re-submit the applications in 2014, but for a much smaller expansion plan consisting of additional ventilation shafts, associated access roads, and expansion of the evaporation pond.

Mining Method

With the receipt of the operating permit in September 2007, Dynatec shifted from rehabilitation work to mining of the Tony M deposit. As of the end of 2007, 9,368 tons of ore grading 0.10% U3O8 had been shipped to the White Mesa Mill from the Tony M mine. The reason for the initial low grade was that it was related to development work to access the higher grade deposits.

In addition to re-opening the mine, the previous operator also constructed a number of surface facilities including a power generation station, compressor station, fuel storage facilities, maintenance building, offices and dry storage. An evaporation pond, which was originally constructed when the Tony M mine was in operation in the 1980’s, and which is used for storage and evaporation of mine water, was reconstructed to allow for dewatering of the mine. All surface facilities are well-maintained and in good condition.

In 2008, 87,421 tons grading 0.15% U3O8 were shipped to the White Mesa Mill, as well as 64,755 tons of ore from the historic stockpiles, grading 0.11% U3O8. In November 2008, the previous operator announced that operations at the Tony M mine were being placed on temporary standby due to high operating costs and the weakening of the uranium spot price. Shipping of ore from the historic stockpiles continued after the mine was placed on standby.

In March 2009, shipping of the historic ore stockpile to the White Mesa Mill was completed with 29,737 tons of ore grading 0.11% U3O8, shipped. The vanadium grades were too low to be recovered under the market conditions at that time.

The mine remains on care and maintenance.

Metallurgical Process

Metallurgical testing included leach amenability studies, settling, and filtration tests. Drill core from the Bullfrog deposits was tested by Atlas in 1983 to determine metallurgical parameters. Amenability results for a strong acid leach indicated overall recoveries of 99% U3O8 and 90% V2O5. Additional testing of a mild acid leach and an alkaline leach gave recoveries of 97% U3O8 and 40% V2O5 for both. Acid consumption for the strong acid leach was 350 pounds per ton. In 1982, the Shootaring Canyon mill processed some 27,000 tons of mineralized material from the Tony M Mine, but details were not available to RPA. A USNRC report lists a recovery of 90% for the milling operation. From November 2007 to December 2008, a total of 162,384 tons at 0.131% eU3O8 containing 429,112 pounds U3O8 were trucked to the White Mesa Mill at Blanding, Utah, for processing. Of this material, 90,025 tons at 0.165% eU3O8 (297,465 pounds) were extracted by Denison from the Tony M Mine and 72,359 tons at 0.091% eU3O8 (131,647 pounds) came from stockpiled material mined by previous operators.

The White Mesa Mill is located six miles south of Blanding in southeastern Utah. Its construction by EFNI was based on the anticipated reopening of many small low-grade mines on the Colorado Plateau, and the mill was designed to treat 2,000 tons of ore per day. The mill has operated at rates in excess of the 2,000 tons per day design rate. Construction commenced in June 1979 and was completed in May 1980. The mill has been modified to treat higher grade ores from the Arizona Strip, as well as the common Colorado Plateau ores. Processing of Arizona Strip ores is typically at a lower rate of throughput than for the Colorado Plateau ores. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft. thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75oC. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in mpregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment

Roca Honda Project

Except as noted, the following description of the Roca Honda Project is based on a technical report entitled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated August 6, 2012, prepared by Patti Nakai-Lajoie, P.Geo., Robert Michaud, P.Eng., Stuart Collins, P.E., and Roderick Smith, P.Eng., all of Roscoe Postle Associates (“RPA”) in accordance with NI 43-101 (the “Roca Honda Technical Report”). The technical report includes an updated mineral resource estimate and the results of a Preliminary Economic Assessment ("PEA") for the uranium resources outlined to date at the Roca Honda Project in New Mexico. Each of the authors of the Roca Honda Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Roca Honda Project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above.

Property Description and Location

The Roca Honda Project is a 60%-40% joint venture among Energy Fuels and affiliates of Sumitomo Corporation of Japan (“Sumitomo”). The project is held in an entity called Roca Honda Resources, LLC, a Delaware limited liability company (“RHR”), of which Energy Fuels indirect wholly-owned subsidiary Strathmore Resources (US) Ltd. (“Strathmore US”) holds a 60% interest and Sumitomo holds a 40% interest. RHR was established on July 26, 2007, when Strathmore Minerals Corp. (“Strathmore”) formed a limited liability company with Sumitomo and transferred the Roca Honda property into RHR.

The Roca Honda Project is located approximately three miles northwest of the community of San Mateo, New Mexico, near the southern boundary of McKinley County and approximately 22 road miles northeast of Grants, New Mexico. The property is located in the east part of the Ambrosia Lake sub-district of the Grants Mineral Belt in northwest New Mexico and comprises nearly all of Sections 9, 10, 16 and a sliver of Section 11, all in Township 13 North, Range 8 West (T13N-R8W), New Mexico Principal Meridian.

The Roca Honda property covers an area of 1,886.5 acres, including 63 unpatented lode mining claims in Sections 9, 10 and 11 covering an area of 1,248.5 acres on and a New Mexico State General Mining Lease, as amended (the “Roca Honda State Lease”) located in Section 16. Strathmore acquired the mining claims on March 12, 2004, from Rio Algom Mining LLC (“Rio Algom”), a successor to Kerr-McGee Corporation (“Kerr-McGee”), which staked the claims in 1965. The claims have been continuously maintained since 1965. Mining claims RH 252, RH 279, RH 306, and RH 333, located in the southern portion of Section 10, partially overlap the northern part of Section 15, which is privately-owned land. The overlapping portion of these claims are not valid. However, the overlapping portions of the claims do not constitute any part of the Roca Honda Project or its Mineral Resources. The Roca Honda property boundary only extends to the Section 15 boundary.

The 63 unpatented, contiguous mining claims, covering an area of 1,248.5 acres, are located on Sections 9, 10, and 11, which are federally owned lands within the Cibola National Forest administered by the US Forest Service (“USFS”). The claims are listed in the U.S. Bureau of Land Management (“BLM”) Mining Claim Geographic Index Report (“LR2000”) with a location date of June 29 and 30, 1965. The latest assessment year is 2013 and the LR2000 shows the claims as “Active”. Holding costs for the 63 claims include a claim maintenance fee of US$140.00 per claim payable to the BLM before September 1 of each calendar year and the recording of an affidavit and Notice of Intent to Hold with the McKinley County, New Mexico Clerk, costing approximately $10.00 per claim. All Roca Honda property holdings are in good standing. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing the appropriate documents and paying the fees as described above.

The Roca Honda State Lease (No. HG-0036-002) is located on Section 16 and covers an area of 638 acres. The surface of Section 16 is leased to Fernandez Company, Ltd. (“Fernandez”) as rangeland for grazing. The area covered by the Fernandez lease is also referred to as “Lee Ranch”. The lease has a primary, secondary, tertiary, and quaternary term, each with rentals to be paid in advance. The lease is currently in the tertiary term of five years (expiring on November 29, 2014). If minerals are not produced or mined during the tertiary term, the lease may be extended by the lessee for a quaternary term of five years (expiring on November 29, 2019) and for so long as minerals are produced or mined. The lease contains a 5% gross returns royalty to the State of New Mexico, less smelting or reduction costs, for production of uranium, which is designated as a “special mineral” in the lease. If there is no production or mining during the primary, secondary or tertiary terms, then advance royalties are required during the quaternary term, in addition to annual rentals, as follows: US$10 per acre in the 11th year (November 30, 2014 to November 29, 2015), and increasing by US$10 per acre per year for the next four years of the quaternary term until the lease expires on November 29, 2019.

There is a New Mexico mining royalty payable on the “value” of mineral production for New Mexico state leases. The royalty is based upon the operating cash flow less a development allowance, depreciation and a processing allowance. New Mexico mining and private royalties on value of minerals extracted includes Landowner Access (1%), Section 9 Gross Royalty (1%), and Section 16 New Mexico State Lease Royalty (5%).

There are no outstanding environmental liabilities to which the project is subject.

Old drill roads were previously established across the property, and an electrical line transects the northern half of Section 16 in the project area. The line continues on the west side of the project area into Section 17, where it terminates, and on the east side of Section 16 through the northwest quarter of Section 15 and along the southern section boundary of Section 10. Three monitor water wells were drilled by RHR in 2007, and are located on Section 16.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Roca Honda Project is currently accessed by public roads, highways and across private land held by Fernandez. It is located approximately 17 air miles and 22 road miles northeast of Grants, New Mexico.

The southern portion of the project, on Section 16, can be reached by traveling north from Milan on New Mexico State Highway 605 toward the town of San Mateo to mile marker 18 and then north on a public gravel road. Access rights from Highway 605 onto Section 16 are subject to negotiations with the surface lease-holder, Fernandez. The previous access agreement expired on December 31, 2012, but a long-term access agreement across the Fernandez properties is in process, and the landowner is currently allowing access on a limited basis. The north part of the project can be reached by traveling 23.5 miles from Milan, New Mexico, on paved public Highway 605, and then west on US Forest Service roads to the southeast corner of Section 10. There are numerous drill roads that provide access to different portions of Sections 9 and 10, many of which will require maintenance. Surface rights held are sufficient for expected mining operations and waste disposal areas. No milling operations are expected to occur on the site. Therefore, no areas for tailings storage, heap leach pads or processing plants are expected to be required.

The climate in the Roca Honda project area may be classified as arid to semi-arid continental, characterized by cool, dry winters, and warm, dry summers. On average, the Roca Honda property receives approximately 11 inches of precipitation annually, most of which occurs during thunderstorms in July and August. Winter is the driest season with an average of approximately 13 inches of snow falling annually, mostly during December through February. Grants, New Mexico has an annual average temperature of 50°F, with an average summer high of 87°F and low of 52°F, and average winter high of 47°F and low of 18°F. Year-round operations are expected.

The community of Grants, New Mexico, located in Cibola County, is the largest community near the Roca Honda Project. As of the 2010 census, there are 8,772 people residing in Grants, where supplies can be obtained and personnel experienced in open pit and underground mining, construction and mineral processing are available.

There is no infrastructure on the Roca Honda property other than old drill roads and an electrical line that transects the northern half of Section 16. A monitoring well network of three wells, completed in the Westwater Canyon Member of the Morrison Formation, was installed in 2007 and 2008 by RHR. Other items installed by RHR include a permanent electrical weather station and a high volume TSP and PM10 air samplers. Three, dry man-made impoundments are also located on Section 16. More than 400 historic drill exploration holes were completed on the property from the late 1960’s to the early 1980’s.

The Roca Honda Project area is sparsely populated, rural and largely undeveloped. The predominant land uses include low density grazing and cultivation, and recreational activities such as hiking, sightseeing, and seasonal hunting. The Roca Honda property has moderately rough topography in Sections 9 and 10 and consists of shaly slopes below ledge-forming sandstone beds, as mesas, that dip 7° to 11° northeast. Elevations range from 7,100 feet to 7,800 feet. Section 9 consists mostly of steep slopes in the west and south, with a large sandstone mesa in the north central part. Section 10 consists mostly of the dip-slope of a sandstone bed that dips from 8° to 11° east. Section 16 has less topographic relief, with elevations ranging from 7,100 to 7,300 feet and easterly dipping slopes. Vegetation in the Roca Honda project area consists of grasses, piñon pine and juniper trees.

History

Kerr-McGee staked the Roca Honda unpatented mining claims in Sections 9 and 10 on June 29-30, 1965. Kerr-McGee, its subsidiaries, and its successor-in-interest, Rio Algom, held the claims until the property was acquired by Strathmore on March 12, 2004. Section 16, on which the Roca Honda State Lease sits, is owned by the State of New Mexico. State mining leases have been issued to various companies over the years; including Rare Metals Corporation in the 1950’s who performed the first drilling on Section 16, Western Nuclear which held leases from 1968 to 1971 and 1979-1994. Quivery Mining Company, a wholly-owned subsidiary of Kerr-McGee, acquired lease no. Q-1414 in 1990 with a 15-year term. However, Kerr-McGee cancelled this lease prior to expiration in 2000. David Miller, the former CEO of Strathmore, acquired the current lease in November 2004 and assigned it to Strathmore. Currently, the unpatented mining claims and the lease are held by RHR.

Kerr-McGee performed a rotary drill hole exploration program beginning in 1966. The drill holes were taken through the Westwater Canyon Member and several feet into the underlying Recapture Member (non-host). In Section 9, the first drill hole was completed in 1966, and discovery was made on August 2, 1970, encountering high-grade mineralization. From that time to September 1977, 184 drill holes were completed in Section 9. From 1979 to 1982, three additional drill holes were completed. A total of 388,849 feet of drilling was completed in these 187 holes.

In Section 10, the first hole was completed in 1967, and discovery was made on March 19, 1974, encountering high-grade mineralization. From that time to 1977 170 drill holes were completed. Between 1979 and 1985, five additional holes were completed. A total of 450,838 feet of drilling was completed in these 175 holes.

In Section 16, the first drilling was completed in the 1950’s by Rare Metals, which drilled 13 holes. Subsequently, Western Nuclear began a drill program in 1968 and their second drill hole intercepted high-grade uranium mineralization. From 1968 to 1970, Western Nuclear drilled 63 holes totaling 121,164 feet. A number of resource estimates were prepared for the property over the years, each of which are detailed in the NI 43-101 report for the Roca Honda project.

In January 1978, Kerr-McGee proposed a Roca Honda mine plan using a shaft with a maximum depth of 2,750 feet. The mine plan assumed that excess water would be a major factor in underground mining. A 14-foot diameter shaft was sunk to a depth of approximately 1,700 feet on Section 17 (adjacent to Section 16). Section 17 is currently held by Uranium Resources Inc. (“URI”) That shaft was abandoned prior to mining due to falling uranium prices.\

No ore production has previously occurred on the property.

Geologic Setting

The Roca Honda Project area is located in the southeast part of the Ambrosia Lake sub-district of the Grants uranium district and is near the boundary of the Chaco slope and the Acoma sag tectonic features. This sub-district is in the southeastern part of the Colorado Plateau physiographic province and is mostly on the south flank of the San Juan Basin. Less than five miles to the east and south of the project area, Neogene volcanic rocks of the Mt. Taylor volcanic field cap Horace Mesa and Mesa Chivato.

Rocks exposed in the Ambrosia Lake sub-district include marine and non-marine sediments of Late Cretaceous age, unconformably overlying the uranium-bearing Upper Jurassic Morrison Formation. The uppermost sequence of conformable strata consists of the Mesaverde Group, Mancos Shale, and Dakota Sandstone. All rocks that outcrop at the Roca Honda project area are of late Cretaceous age. Geologic structures on the property are associated with regional reformation that occurred during the late Cretaceous, following deposition of the geologic strata seen on the property. There is no evidence of recent activity. The primary structures are high-angle, north to northeast trending normal faults that cut across the western portion of Sections 9 and 16, with no major faults evident on Section 10.

The uranium found on the Roca Honda project is contained in five sandstone units of the Westwater Canyon Member (Jmw). Zones of mineralization vary from approximately one foot to 32 feet thick, 100 feet to 600 feet wide, and 100 feet to 2,000 feet long. Uranium mineralization in the project area trends west-northwest, consistent with trends of the fluvial sandstone structures of the Westwater Canyon Member, and the general trend of mineralization across the Ambrosia Lake sub-district.

Uranium mineralization consists of unidentifiable organic-uranium oxide complexes. The uranium in the project area is dark gray to black in color and is found at depths of approximately 1,650 to 2,600 feet below the surface. Admixed and associated with the uranium are enriched amounts of vanadium, molybdenum, copper, selenium, and arsenic, in order of decreasing abundance. Primary mineralization pre-dates, and is not related to, present structural features. There is a possibility of some redistribution and stack ore along faults; however, it appears that most of the Roca Honda mineralization is primary. Paleochannels that contain quartz-rich, arkosic, fluvial sandstones are the primary mineralization control associated with his trend. Previous mining operations within the immediate area suggest that faults in the Roca Honda area associated with the San Mateo fault zone post-date the emplacement of uranium. Therefore, it can be expected that mineralized zones in the Roca Honda area are offset by faults.

Primary mineralization deposits are generally irregular, tabular, flat-lying bodies elongated along an east to southeast direction, ranging from thin pods a few feet in thickness and length to bodies several tens of hundreds of feet long. Primary mineralization in the Ambrosia Lake sub-district consists mostly of uranium-enriched humic matter that coats sand grains and impregnates the sandstone, imparting a dark color to the rock.

Exploration

Historical exploration consisted of drilling, as the uranium deposits in the Ambrosia Lake and Roca Honda have no surface expression and require drilling for discovery and delineation. There are no surface methods for detecting uranium deposits at the depths exhibited on the Roca Honda property.

RHR has conducted additional exploration work, including: reinterpretation of historic drill logs during 2006 and 2007; preparation of a baseline data report in 2009 (revised in 2011) to support a mine permit application (including archaeological, biological, air, radiometric, soil, meteorological, and water surveys); installation of monitor wells and pump testing; aerial surveys; groundwater flow modeling; geotechnical survey, and the completion of a drill hole at the Section 16 shaft location.

Exploration potential exists in Section 16, as the potential quantity and grade of mineralization are conceptual in nature. There has been insufficient exploration in Section 16 to define a Mineral Resource, and it is uncertain if further exploration will result in the reclassification of the exploration target as a Mineral Resource.

A few widely spaced holes in the central part of Section 16 contain mineralization in the A and B1 sands, above 0.1% U3O8 across a minimum thickness of six feet. Six mineralized intersections are located in the A sand, and appear to align along an approximate 100° azimuth trend, parallel to the A zone trend identified in the north part of Section 16. This includes 0.56% U3O8 over a 15-ft thickness, intersected by the recent RHR hole, S2-Jmw-CH-07. Although this an isolated intersection in the central part of Section 16, potential for additional mineralization exists along the approximated trend. Potential also exists eastward, where Hole 16055 intersected 0.145% U3O8 over an 11-ft thickness. Hole 16058 is another isolated hole in the central part of Section 16, which intersected 0.136% U3O8 over a 15-ft thickness in the B1 sand. Potential exists for additional mineralization east and west of this intersection, and parallel to the adjacent potential A zone trend. Available data from Section 17 (west of Section 16) and Section 15 (east of Section 16), indicate this trend extends beyond Section 16 into each of these sections. Based on maximum lengths and widths determined from existing A and B1 zone mineralization models, a tonnage factor of 15-ft3/st, and an average 6-ft thickness, total exploration potential is estimated at 600,000 tons to 800,000 tons at 0.30% to 0.40% U3O8, containing approximately four million pounds U3O8. Exploration potential is located in Section 16. The potential quantity and grade of the central part of Section 16 are conceptual in nature. There has been insufficient exploration to define a Mineral Resource, and it is uncertain if further exploration will result in the reclassification of the exploration target as a Mineral Resource.

Drilling

Drilling on the Roca Honda project has been conducted in phases by Rare Metals, Kerr-McGee, Western Nuclear and RHR from 1966 to 2011, and consists of 443 drill holes totaling 970,954 feet. A drill summary table by section is included below.

  Section 9: Kerr-McGee (1966 to 1982), 187 holes, 388,849 feet
  Section 10: Kerr-McGee (1967 to 1985), 175 holes, 450,838 feet
  Section 16: Western Nuclear (1968 to 1970), 63 holes, 121,164 feet
  Section 16: Rare Metals (1950s), 13 holes, unknown footage
  Section 16: RHR (2007), 4 holes, 8,050 feet
  Section 16: RHR (2011), 1 hole, 2,053 feet

Previous drilling on the Roca Honda property was performed by Kerr-McGee on Sections 9 and 10, and by Rare Metals and Western Nuclear on Section 16 using rotary mud drilling with truck-mounted drills contracted by local drilling companies. Kerr-McGee files contain detailed records of drilling results. Drill logs are available for three holes completed by Rare Metals in the 1950’s. For the Western Nuclear drilling, complete files of drill summary sheets containing intercepted grade, thickness, zone, and alteration (oxidation) for each mineralized interval is available.

Kerr-McGee files contain detailed records of probe truck equipment characteristics for each logging unit, including truck number, probe number, crystal size, dates of use, k factors, calibration tests, and resulting factors. Each gamma log contains a footer with a calibration run and a header sheet with the rerun factors and probe unit number. An initial program of 13 drill holes was completed by Rare Metals in the 1950s on Section 16. The name of the contract drilling company is not available; however, records indicate Century Geophysical conducted geophysical logging of holes. Drill logs are available for three holes, however, recorded collar locations and downhole data are questionable. Western Nuclear drilled Section 16 using Clyde Jones Drilling Company. Logging was performed by Geoscience Associates, Inc. (Geoscience), an independent contract logging operator, based in Denver, Colorado. Geoscience recorded calibration, instrument number, and k-factor on their logs and header sheets attached to each lot. Calibration runs were recorded on all available reduced-size logs. A complete file of drill summary sheets containing interpreted grade, thickness, zone and alteration (oxidation) for each mineralized interval is available. Drill hole drift surveys are also recorded; however, original surveys are not available. A geologist examined the drill cuttings in the field and recorded lithology and alteration on a drill log form. Holes were drilled through the Westwater Canyon Member and into the underlying Recapture Member. Upon completion of drilling, the hole was logged with a gamma-ray, spontaneous-potential, and resistivity probe by either a contract logging company or by Kerr-McGee. After running the log, a drift tool (film-shot) was lowered into the drill hole for survey at 50-ft to 100-ft intervals. In Section 9, the first drill hole was completed in July 1966. Discovery was made in drill hole number 7, completed on August 2, 1970, which encountered potentially economic mineralization at a depth of 1,900 ft. A total of 184 drill holes were completed by September 1977. Subsequently, three drill holes were completed from 1979 to 1982, with a total of 388,849 ft completed in 187 holes. In Section 10, the first drill hole was completed in October 1967. Uranium was discovered in drill hole number 6, completed March 19, 1974, mineralization at a depth of 2,318 ft. A total of 170 drill holes were completed by October 1977. Subsequently, five drill holes were completed between 1979 and 1985, with a total of 450,838 ft completed in 175 holes. In Section 16, the first drill holes were completed in the late 1950s and intersected uranium mineralization in drill hole number 3. In August 1968, Western Nuclear completed the first of a series of drill holes, encountering uranium mineralization in the second hole drilled. Western Nuclear drilled 63 holes totaling 121,164 ft. through 1970, not including six abandoned holes totaling 7,835 ft that did not reach the target bed.

RHR drilled four pilot holes, on Section 16, of which three were completed as monitor wells totaling 8,050 ft for environmental baseline and monitoring purposes in Section 16 from June through November 2007. One drill hole was located outside of known mineralization and three holes were located within mineralized areas. Drill sites were also chosen based on proximity to existing roads in order to limit disturbance. Drilling was conducted by Stewart Brothers Drilling, based in Grants, New Mexico. The entire thickness of the Westwater Sandstone, except for zones with no recovery, was cored in the pilot holes for these wells. The cores are PQ diameter (3 9/32 in.) and were taken principally for laboratory testing of hydraulic conductivity, effective porosity, density, and chemical analysis. The four pilot holes were probed by Jet West Geophysical Services, LLC (Jet West), Farmington, New Mexico, for gamma, resistivity, deviation, standard potential, and temperature. RHR has developed and implemented stringent standard operating procedures for lithologic logging of cuttings and core, and core handling (Strathmore 2008). In November 2011, a core hole was drilled at the Section 16 shaft location. The hole was drilled to a depth of 2,053 ft. Core retrieved from this hole is currently being used in geotechnical studies. The RHR logging procedure provides a uniform set of instructions on how to describe cuttings and core samples, establish accurate and consistent geologic descriptions, and ensure that proper steps, quality controls, and required documentation are performed. A systematic methodology for the description of lithology will ensure consistency in descriptions between individual loggers. The RHR Lead Geologist is responsible for implementing this procedure. Drill hole cuttings are collected at regular intervals (typically five feet) during the drilling of a boring or well. Cuttings are collected by the driller or designate. A portion of the cuttings are set aside for logging in piles laid out from left to right, in groups of four piles, containing cuttings over a total of 20 ft. Each group of four piles is separated by a space then followed by another group of four piles. After a total of 20 piles have been completed, a new row of cuttings is started. The Field Geologist logs the cuttings after they have been collected and enters the data on standard logging forms. The description of cuttings and core includes stratigraphic assignment, lithologic type, color, matrix composition, inclusion composition, texture, induration, alteration, presence of fractures, and other characteristics including any unusual conditions. Rock Quality Designation (RQD) of core is included in the standard operating procedure and measured to provide information on the mass quality of the rock. RHR employed the services of Jet West Geophysical Services, LLC, headquartered in Farmington, New Mexico, for all gamma logging of its drill holes. Jet West used its own internal company procedures to calibrate and operate the gamma-ray probe, and provided a digital and graphic log of the readings for each drill hole. An RHR project geologist was onsite during these activities. RHR drill hole collar locations were surveyed in 2008 by Apogen Technologies R&D, based in Los Alamos, New Mexico, and resurveyed in 2010 by Land Surveying Company, LLC, based in Santa Fe, New Mexico. Both companies surveyed drill hole collars in State Plane coordinates, NAD 83, New Mexico Western Zone 3003.

Jet West conducted downhole surveys using a deviation tool, which utilizes an accelerometer and magnetic compass to determine tool inclination and corrected direction from magnetic to true north. Downhole measurements were taken at 20-ft, 25-ft, or 50-ft spacing. Easting, northing, and elevation points were also computed for each azimuth and dip measurement. Jet West conducted periodic checks on the deviation tool for operational accuracy.

When completing the four monitor well pilot holes on the Roca Honda property, RHR cored the Westwater Sandstone in each of the holes. Core recovery measurements were taken following the core logging procedure and recorded on the lithologic log. Core recoveries within the RHR drill holes are as follows:

  S1: Over the interval from 1880 ft to 2,092 ft, core recovery varied locally from approximately 62% to 100% in the Jmw A sand exclusive of two intervals (1,909.4 ft to 1,916 ft and 2,005.6 ft to 2,007 ft) that had 0% recovery. Below the Jmw A, core recoveries in the A-B1 shale to Jmw B sand range from 77% to 100%.
  S2: Over the interval from 1,651 ft to 1,855 ft, core recoveries within the Jmw A sand varied from 55% to 97%, with 0% recovery from 1,743 ft to 1,756 ft, 1,774 ft to 1,778-ft, 1,809.9 ft to 1,814 ft, 1,818.5 ft to 1,834 ft, 1,835.1 ft to 1,836.5 ft, and 1,848 ft to 1,855 ft. Below the Jmw A sand, 0% to 50% recovery was recorded down to the B1-B2 shale.
  S3: Recoveries of 91% to 93% were recorded in the Jmw A sand and 98% to 100% below in the A-B1 shale and Jmw B2 sand. Recovery was not recorded below Jmw B2. No recovery of core from 1,840 ft to 1,942 ft.
  S4: Over the interval from 1,775 ft to 2,004.9 ft, no recovery from 1,812.0 ft to 1,825.0 ft, 1,860.0 ft to 1,861.0 ft, 1,886.3 ft to 1,902.5 ft, 1,921.7 ft to 1,922.5 ft, and 1,961.0 ft to 1,975.0 ft. Recoveries of 50% to 100% were recorded in the A-B1 shale to Jmw D sand. Jmw A sand was not recorded on the lithologic log.

Pilot hole S-1 was cored and chemically assayed, but due to hole stability issues a gamma-log was not run. S-1a was drilled approximately 30-ft from S-1. Core was not retrieved, but a gamma-log of the mineralized zone was run. The purpose of drilling S-1 and S-1a was to retrieve core and install a monitoring well. Issues encountered during the drilling of S-1 led to the decision to drill, log and install a well without coring S-1a. Pilot holes S-2, S-3, and S-4 were cored. Chemical assays were conducted for all mineralized zone core.

Mineralization

The uranium found in the Roca Honda mine project area is contained within five sandstone units of the Westwater Canyon Member. Zones of mineralization vary from approximately one foot to 32 ft thick, 100 ft to 600 ft wide, and 200 ft to 2,000 ft long. Uranium mineralization in the project area trends west-northwest, consistent with trends of the fluvial sedimentary structures of the Westwater Canyon Member, and the general trend of mineralization across the Ambrosia Lake subdistrict. Core recovery from the 2007 drilling program indicates that uranium occurs in sandstones with large amounts of organic/high carbon material. Non-mineralized host rock is much lighter (light brown to light grey,) and it has background to slightly elevated radiometric readings. Uranium mineralization consists of unidentifiable organic-uranium oxide complexes. The uranium in the project area is dark grey to black in color and is found between depths of approximately 1,650 ft to 2,600 ft below the surface. Although coffinite and uraninite have been identified in the Grants Mineral Belt, their abundance is not sufficient to account for the total uranium content in a mineralized sample. Admixed and associated with the uranium are enriched amounts of vanadium, molybdenum, copper, selenium, and arsenic in order of decreasing abundance. Primary mineralization pre-dates, and is not related to, present structural features. There is a possibility of some redistribution and stack ore along faults; however, it appears that most of the Roca Honda mineralization is primary. Redistributed, postfault, or stack mineralization occurs in the Ambrosia Lake subdistrict of the Grants Mineral Belt, but is not apparent in the Roca Honda area.

Paleochannels that contain quartz-rich, arkosic, fluvial sandstones are the primary mineralization control associated with this trend. Previous mining operations within the immediate area suggest that faults in the Roca Honda area associated with the San Mateo fault zone post-date the emplacement of uranium, therefore, it can be expected that mineralized zones in the Roca Honda area are offset by faults. The mineralization is typically confined to sandstones in the Westwater Canyon Member, although there is some overlap into the shales that divide the sandstones, and also some minor extension (less than 10 ft) into the underlying Recapture Member. The mineralization is contained in the Westwater Canyon Member sandstones across the project area, but in Sections 9 and 16, the mineralization is typically found in the upper sandstones (A, B1, and B2). In Section 10, the A and B1 sandstones pinch out in some areas due to thickening of the overlying Brushy Basin Member. Mineralization in the middle and western portions of Section 10, and it is typically in the lower sandstones (sands C and D). Sedimentary features may exhibit control on a small scale. At the nearby Johnny M mine, a sandstone scour feature truncates underlying black mineralization, indicating nearly syngenetic deposition of uranium mineralization with the sandstone beds. Uranium mineralization in places is related to clay-gall (cobbles) layers within the host sandstone.

The presence of pyrite and bleaching alteration is also important. Alteration bleaching forms a halo that encloses mineralization. The bleaching caused by the removal of reddish ferric-iron pigmentation imparts a light grey color to the sandstone, and a greenish rim on red-colored claystone cobbles or galls.

Sampling and Analysis

All mineralized intercepts used for historical resource estimates were calculated by Kerr-McGee from gamma-ray logs probed for each drill hole. Each log consists of gamma-ray, resistivity, and spontaneous-potential curves plotted by depth. The equivalent U3O8 (eU3O8) content was calculated by Kerr-McGee following the industry-standard method developed originally by the U.S. Atomic Energy Commission (the “AEC”), a precursor to today’s U.S. Nuclear Regulatory Commission (the “NRC”).

Uranium grade is determined radiometrically by measuring the radioactivity levels of certain daughter products formed during radioactive decay of uranium atoms. Most of the gamma radiation emitted by the nuclides in the uranium decay series is not from uranium, but from daughters in the series. Where daughter products are in equilibrium with the parent uranium atoms, the gamma-ray logging method will provide an accurate measure of the amount of parent uranium that is present. A state of disequilibrium may exist where uranium has been remobilized and daughter products remain after the uranium has been depleted, or where uranium occurs and no daughter products are present. Where disequilibrium exists, the amount of parent uranium present can be either underestimated or overestimated. Therefore, it is important to obtain representative samples of the uranium mineralization to confirm the radiometric estimate by chemical methods. Based on Kerr-McGee’s extensive operating experience in the Ambrosia Lake sub-district, there were no historical concerns regarding disequilibrium for gamma ray results. Additionally, RHR cores showed no major negative disequilibrium.

RHR completed four pilot holes in 2007 and one geotechnical hole in 2011. RHR has developed stringent in-house standard operating procedures for core handling and decontamination of small equipment used for sampling. Detailed results of the RHR drilling are contained in the NI 43-101 report for Roca Honda.

The standard operating procedures provide guidance for proper and consistent core collection practices, and to ensure that proper core handling procedures, quality control, and required documentation are undertaken. The RHR Lead Geologist was responsible for implementing the core handling and sampling procedures. The RHR Field Geologist was responsible for ensuring that all standard operating procedures were conducted in accordance with Strathmore standards, under the direction of the RHR Lead Geologist. The Field Geologist observed the core from the time it was pulled from the hole until it was transported to a locked storage facility adjoining RHR’s Grants geology office. Core intervals selected for sampling were split in half lengthwise with a hydraulic splitter. One half was sent for analysis, with the other half logged and archived with the remaining core. Core samples were inserted into sample bags labelled with the well identification, core run number, date, and core interval. Core intervals sampled for laboratory analysis were sealed to preserve the natural state of the core. A sample block is placed in the location of the sampled core and labelled with the boring or well identification, date, depth intervals, sample identification, sample type, and the name of the individual or organization receiving the sample. Each core box is photographed using a digital camera and includes a color bar, scale and label containing the borehole designation, box number, box interval, and the date of the photograph. All photography logs and photographs are archived by RHR. Core Box and Custody Record Forms are completed before the core box is closed and sealed. All records and forms are reviewed by the Field Geologist for accuracy and completeness.

Pilot hole S-1 was cored and assayed, but it was not possible to run a gamma-log. Pilot hole S-1a was drilled approximately 30 ft from S-1, but was not cored. Pilot holes S-2, S-3, and S-4 were cored. The gamma-ray probe intercepted zones of moderate to significant uranium mineralization in S-1a, S-2, and S-3.

RHR has completed four pilot holes for monitor wells and cored the Westwater Sandstone in each of the holes. The cored intervals are listed in Section 10 Drilling under Recovery. RHR also completed a geotechnical hole in 2011 that is not included in the resource data base. Selected intervals of core were split and sampled for multi-element chemical analysis (uranium, vanadium, organic carbon) by inductively coupled plasma mass spectrometry (ICP-MS) and atomic emission spectrometry (ICP-AES) or for hydrologic studies. Chemical analyses were performed by Energy Laboratories, Inc. (ELI), Casper, Wyoming, by ICP-MS and ICP-AES methods, and by The Mineral Lab, Inc., Lakewood, Colorado, using X-ray fluorescence methods (XRF). Uranium is reported as U (ppm), and converted to % U3O8 (ppm U* 1.17924/10,000) . Additional sampling continued in 2008. Samples were taken adjacent to the 2007 core samples. Closed can analyses were also conducted on samples for comparison with ICP and XRF results. The closed can method involves calculating the “radiometric assay” of the sample by determining the amount of gamma radiation given off by the daughter products of natural uranium radioactive decay. The difference between the “radiometric assay” and the chemical assay determined using ICP and XRF is what is referred to as disequilibrium. The core sample results are summarized on Pages 11.8 to 11.11 in the Roca Honda Technical report.

It is important to establish an understanding of the expected state of equilibrium of uranium in the Roca Honda deposit. As previously discussed in this section, chemical equilibrium of uranium versus radiometric values is nearly in balance or slightly positive for mineralization in the Westwater Canyon Member in the southeastern part of the Ambrosia Lake subdistrict of the Grants Mining District. RHR has results of analyses of chemical equilibrium from four samples from three core holes (totaling 17-ft of mineralized core) located in Section 16. Results indicate positive average equilibrium (chemU3O8/ eU3O8) for the four samples. Based on a review of available reports describing the state of chemical equilibrium for uranium in the vicinity of the Roca Honda deposit and in similar deposits with primary type uranium mineralization, RPA considered it probable that the Roca Honda deposit taken as a whole, will have an average state of equilibrium that is slightly favorable with regard to chemical uranium versus eU3O8. RPA is of the opinion that there is a low risk of negative equilibrium (chemical uranium lower than radiometrically determined uranium) in the Roca Honda deposit. Additional sampling and analyses are recommended to supplement results of the limited disequilibrium testing conducted by RHR.

Security of Samples

RHR implemented and followed strict standard operating procedures as documents in Standard Operation Procedure 006 “Sampling handling, packaging, shipping, and chain of custody” (2008). The Standard Operating Procedure outlines the preparation of environmental and waste characterization samples for shipment to the offsite analytical laboratory, and the chain of custody procedures to follow from the sample collection stage to the entry of results into the RHR database.

Mineral Reserve and Resource Estimates

RPA prepared an updated NI 43-101 compliant Mineral Resource estimate for the Roca Honda deposit in the Roca Honda Technical Report. The following table summarizes the total Mineral Resources for the Roca Honda Project. The Mineral Resource estimate and classification are in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions) incorporated in NI 43-101.

Classification	Tons (,000)	Grade % eU3O8	Pounds U3O8 (,000)

Measured Resources	284	0.395	2,247
Indicated Resources	1,793	0.405	14,536
Total Measured & Indicated Resources	2,077	0.404	16,783
Inferred Resources	1,448	0.411	11,894

Notes:
1.	Mineral resources are estimated at a cut-off grade of 0.13% U308.
2.	A minimum mining thickness of 6 feet was used.
3.	Numbers may not add due to rounding.

There are currently no Mineral Reserves for the Roca Honda project.

RHR generated lithology wireframe models for the hangingwall and footwall of the Jmw A, Jmw B1, Jmw B2, Jmw C, and Jmw D sand units across the Roca Honda property. Integrated stratigraphic grid models based on modelling algorithms were generated in Vulcan® for lithology surface wireframes using the drill hole intervals corresponding to the respective sand unit horizons. RPA reviewed the lithology surfaces and noted that the modelling algorithms do not always adhere to the sand unit intervals in the drill holes. Small local variances exist, and are most noticeable where mineralization is located adjacent to, but outside of a sand unit wireframe model, yet the drill hole log indicates that the mineralization is located inside the sand unit. Although there are no overall significant discrepancies between the models and the logged lithology intervals, RPA recommends revising the lithology surfaces in the future, once additional drill data have been collected. The Roca Honda property was subdivided into two modelling zones based on sand unit and mineralization extents. The Northeast zone includes mineralization in the C and D sands in Section 10. The Southwest zone includes mineralization in the A and B sand units crossing the Section 9, 10, and 16 boundaries. Block model and modelling boundaries are illustrated in Figure 14-1. All mineralization surfaces were generated by RPA in ARANZ Geo Limited’s Leapfrog® version 2.1.1.209. Mineralized drill hole intervals were selected by sand unit, with a minimum thickness of six feet and a minimum grade of 0.1% U3O8. Additional intervals below the minimum thickness and grade were selected in holes adjacent to the mineralized holes, to restrict the extent of the wireframe models. Surfaces were generated for the hanging wall and footwall of mineralized zones within each sand unit. These surfaces were used to create solids for each mineralized zone. A 0.1% U3O8 grade contour was created around mineralized intervals with a minimum thickness of six feet in plan view. Solids were generated from the grade contours and used as boundaries to “cookie cut” individual mineralization solids.

Roca Honda mineralization wireframes contain a total of 197 mineralization intercepts from 105 drill holes. Grade statistics are shown in the Roca Honda Technical Report.

All mineralization intercepts located inside the mineralization wireframes were used together to determine an appropriate capping level for all mineralized zones. Mineralization intercept data were analyzed using a combination of histogram, probability, percentile, and cutting curve plots. All mineralization intercepts flagged inside the mineralization wireframes are plotted in Figure 14-7. Although drill hole 10124 contains a high grade of 2.35% U3O8, located in the C sand, it is located adjacent to and along the same horizon as other high grade mineralization intercepts. RPA is of the opinion that high grade capping is not required at this time, however, capping should be reviewed once additional data have been collected.

Run-length composites were generated at six foot lengths inside the domain wireframes and flagged by mineralization domain. The Southwest zone composite database includes a small percentage of composites less than 1.5 ft. These accounted for a small percentage of the total composites and will not significantly affect the resource estimate. RPA recommends reviewing and removing all small length composites in future resource composite databases.

Two composite databases were generated for resource estimation, rhr_sw_6ft.cmp.isis for the A and B zones and rhr_ne_6ft_.cmp.isis for the C and D zones. Detailed statistics for the final composite database are presented in the Roca Honda Technical report.

Two Roca Honda non-rotated block models were generated in Vulcan®. The NE_Ore_Body.bmf includes mineralization in the C and D sand units. The SW_Ore_Body.bmf includes mineralization in the A, B1, and B2 sand units. Parent blocks are 50-ft (x) by 50-ft (y) by 30-ft (z) in size. Blocks inside mineralization wireframes were limited to a maximum of 10-ft (x) by 10-ft (y) by 6-ft (z) with one foot by one foot by one foot sub-blocks generated along mineralization domain wireframe boundaries. Block model extents are listed in the Roca Honda Technical Report.

No records of sampling for bulk density determinations were found from work performed prior to RHR’s recent core drilling project. Fitch assumed a tonnage factor of 15 ft3/st for the June 30, 2010 resource estimate (Fitch 2010). This is the typical tonnage factor used by most operators including Kerr-McGee in the Ambrosia Lake subdistrict and the Mt. Taylor deposit, for mineralized intervals in the Westwater sandstone unit. This tonnage factor was derived by the AEC and the major operators from years of actual mining and milling based on over 300 million pounds of U3O8 that was produced in the Ambrosia Lake subdistrict. The recently completed density determinations by RHR of 11 core samples from the four pilot holes S1, S2, S3, and S4 yield an average tonnage factor of 15.9 ft3/st for mostly barren sandstone of the Westwater Canyon Member. One sample, RH07-0009 is from a mineralized interval and has a tonnage factor less than (i.e. density greater than) 15 ft3/st. Fitch (2008) recommended carrying out density determination of the remaining core samples containing uranium mineralization to better characterize the specific gravity for subsequent resource estimations. RPA concurs with this recommendation, but suggests additional density determinations should be carried out using mineralized material, to confirm and support future resource estimates.

Block grades were estimated using the Inverse Distance Cubed (ID3) method. Domain models were used as hard boundaries to limit the extent of influence of composite grades within the domains. Suitable variograms could not be generated for individual or combined domain models due to the small number of contained sample composites. Search ranges were determined visually based on continuity of mineralization and drill hole spacing. Search directions were determined visually for each domain. Isotropic search ranges in the major and semi-major directions following the trend of individual domain models were applied. Minor search ranges were also determined visually and were shorter. Search directions and trends are listed the Roca Honda Technical Report. Two grade estimation passes were run with the major, semi-major, and minor search ranges increased by a factor of 1.5 in the second estimation run. Estimation flags were stored for each estimation run based on increasing search distances. The number of samples and holes were stored in separate block variables for use in determining resource classification. Octant restrictions were not enforced in order to preserve local grades. Only the closest composites to block centroids (adhering to defined trends) were used. Grade estimation parameters are listed in the Roca Honda Technical Report.

Visual validation comparing mineralization intercepts and composite grades to block grade estimates showed reasonable correlation with no significant overestimation or overextended influence of high grades apparent. A vertical longitudinal section through the C4 model is presented in the Roca Honda Technical Report. Final block grades were compared to nearest neighbor block grades by domain. Nearest neighbor grade estimates were run with run-length composites generated across the thickness of the mineralization models. The comparison showed good correlation with less than 10% difference in average grade for most domains. A few domains showed larger grade differences. B2_6 had higher average nearest neighbor grades due to widely spaced high grade composites influencing a higher number of blocks. B1_9 contained only one hole, with a higher run-length composite grade compared to lower grade six-foot composites. No significant discrepancies were identified with the block grade validation.

Roca Honda resource classification within mineralization domains is primarily based on drill hole spacing and continuity of grade, and was manually completed after review of the geology and mineralization. Blocks estimated by drill holes with a maximum spacing of approximately 100-ft, and well established geological and grade continuity, were classified as Measured Resources. Blocks estimated by drill holes with a maximum spacing of approximately 200-ft, and sufficient geological and grade continuity, were classified as Indicated Resources. Manual adjustments were made to eliminate the unusual artifacts generated from the estimation passes. Inferred Resources have been defined by the wide spacing of drill holes and resultant uncertainty in geological and grade continuity.

Mining Operations

To arrive at the Mineral Resources that are potentially mineable at the Roca Honda project, RPA used a diluted cut-off grade of 0.110% eU3O8, a minimum mining thickness of six (6) feet, the historical mining recovery of 85% for the step room-and-pillar mining method and 90% recovery for the drift-and-fill mining method. Measured and Indicated Mineral Resources that are potentially mineable are estimated to be 2.033 million tons at a diluted grade of 0.365% U3O8. Inferred Resources that are included in the PEA are estimated to be 1.400 million tons at a diluted grade of 0.355% U3O8. Mineral Resources that are potentially mineable are based on an underground mine design and stope schedule. The mineralization is relatively flat-lying, and will be mined with a combination of step room-and-pillar and drift-and-fill stoping.

In the Roca Honda Technical Report, RPA indicated that the mining plan is relatively simple, and the mining conditions are expected to be fair after the ground is sufficiently dewatered.

Feasibility and Resource Studies

The economic analysis contained in the Roca Honda Technical Report is based, in part, on Inferred Mineral Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production, and economic forecasts on which this PEA is based will be realized.

A pre-tax cash flow projection has been generated from the LoM schedule and capital and operating cost estimates. A summary of the key criteria is provided below.

Revenue

  Measured and Indicated Mineral Resources included in the economic analysis are 2.033 million tons at a diluted grade of 0.365% eU3O8. Inferred Mineral Resources included in the economic analysis are 1.400 million tons at a diluted grade of 0.355% eU3O8.

  Processing of an average 1,085 stpd of Roca Honda material (base case).
  Waste mining of 0.82 Mt.
  Pre-production period of 54 months.
  Mine life of nine years.
  Mill recovery averaging 94%.
  Toll milling charge of $169.21 per ton.
  Metal price: $75.00 per pound U3O8.
  Revenue is recognized at the time of production.

Capital and Operating Costs

  Pre-production capital cost of $343 million including contingency of $61 million, and construction of a new uranium processing facility in New Mexico (which Energy Fuels expects to avoid by trucking the resources to its wholly-owned White Mesa Mill).
  Sustaining capital costs of $96 million.
  Closure capital cost of approximately $12 million.
  Total mine life capital cost of $445 million including contingency.
  Total LoM operating cost of $555 million.

Royalties

  There is a New Mexico mining royalty payable on the “value” of mineral production for New Mexico state leases. The royalty is based upon the operating cash flow less a development allowance, depreciation and a processing allowance.
  New Mexico mining and private royalties on value of minerals extracted as shown below:

  Landowner Access (1%);

  Section 9 Gross Royalty (1%); and

  Section 16 New Mexico State Lease Royalty (5%).

Cash Flow Analysis

Considering the Project on a stand-alone basis, the base case undiscounted pre-tax cash flow without toll milling and including contingency totals $713 million over the mine life, and payback occurs early in the fifth year of production. The annual uranium production during operation is 2.6 million pounds per year and a maximum annual production of 3.9 million pounds.

The pre-tax IRR is 19.2% and the pre-tax net present value (NPV) is as follows:

  $713.1 million at a 0% discount rate;
  $350.8 million at a 5% discount rate;
  $220.1 million at an 8% discount rate; and
  $106.0 million at a 12% discount rate.

The net revenue per pound of product is expected to be $73.55, and the operating cost per pound of product is expected to be $23.82.

Permitting

The Roca Honda project is at an advanced stage of permitting. The Draft Environmental Impact Statement (“DEIS”) was completed by the USFS in April 2013, and the company expects the Final Environmental Impact Statement (“FEIS”) to be published in early 2015. Other major permits required for Roca Honda include a Permit to Mine issued by the New Mexico Mining and Minerals Division, a Discharge Permit issued by the New Mexico Environmental Department, and a Mine Dewatering Permit issued by the New Mexico State Engineer’s Office. The Mine Dewatering Permit was approved in December 2013. The two other major permits are in the agency review stage with a draft Discharge Permit expected in the first half of 2014, and the Permit to Mine expected after approval of the FEIS in mid- to late-2015. Permit approvals from the U.S. Army Corps of Engineers and the U.S. Environmental Protection Agency are also required for discharge of treated mine water associated with mine development and operation. Applications for these two permits are also presently undergoing agency review.

Processing

In November 2006, Strathmore purchased 620 acres of land in the Ambrosia Lake area known as Peña Ranch for a potential conventional mill development. The planning process for the construction of a mill in New Mexico to support the Roca Honda resource began in 2007. Initial site studies for the mill and tailings, as well as mill process design studies were completed.

With Energy Fuels’ acquisition of Strathmore in August 2013, studies are underway to evaluate trucking all or a portion of the Roca Honda Project’s resources to the White Mesa Mill, thereby avoiding the time and cost of constructing a new mill in New Mexico.

The Arizona Strip

Except as noted, the following descriptions of the Pinenut Mine, Arizona 1 Mine, and Canyon Project are based on a technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, dated June 27, 2012, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101 (the “Arizona Strip Technical Report”). Each of the authors of the Arizona Strip Technical Report are a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Except as noted, the following description of the EZ Complex is based on a technical report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, dated June 27, 2012, prepared by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D, P.Geo. of RPA in accordance with NI 43-101 (the “EZ Technical Report”). Each of the authors of the EZ Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

Energy Fuels has a 100% interest in a number of breccia pipe uranium deposits in the Arizona Strip District of northwestern Arizona, including: Arizona 1, Canyon, Pinenut, EZ 1, EZ 2, WHAT, DB 1, Kanab North, John, Lisa, Otto, Why and Not. These breccia pipe deposits, in addition to another deposit in Arizona called Moonshine Springs, were acquired by Denison from Pathfinder Mines Corp. (“Pathfinder”) in 2007. Moonshine Springs is a sandstone hosted deposit near the surface, gradually becoming deeper toward the north. All of these properties were subsequently acquired by Energy Fuels in its June 2012 acquisition of Denison’s US Mining Division.

The Arizona Strip is an area largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

Since 1980, when mine development first began at the Hack Canyon II mine, the Arizona Strip has produced in excess of 19 million pounds of uranium from seven mines. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are depleted and have been reclaimed. In addition, the Kanab North mine is depleted and in reclamation. The Arizona 1 mine was placed on standby by the Company in February 2014 due to the depletion of the economic resource.

Ore from the Arizona Strip mines is hauled by truck from the mine sites to the Company’s White Mesa Mill. The Arizona 1 and Pinenut Mines are approximately 307 road miles, and the Canyon Project is 325 road miles from the Mill.

The Arizona Strip mines are held by Energy Fuels on unpatented claims located on land managed by the BLM and U.S. Forest Service (“USFS”), except for the Moonshine Springs deposit, which is held by a combination of mineral claims and a mineral lease. There is a 3.5% yellowcake royalty on the Canyon property.

Mining operations began at Arizona 1 in late 2009 and continued until February 2014 at which time the project was placed on standby. At Pinenut, mine development activities began in late 2010. Ore production commenced in the summer of 2013 and is expected to continue until mid-2014 at which time ore production is expected to be placed on standby. At Canyon, all surface facilities for shaft sinking are in place, and (subsequent to the filing of the Technical report) shaft sinking commenced in February 2013, at a depth of 50 feet below the surface. Development progressed to a depth of 280 feet during 2013. In November 2013, shaft sinking at Canyon was placed on standby. Reclamation has begun at the Kanab North mine and all that remains is to remove surface waste rock, grade the surface and re-vegetate. The EZ Complex is currently in the permitting process. The What, DB-1, Why, John, Not, Lisa, Otto and Moonshine Springs properties have no development on site or plans for permitting at this time.

Property Description and Location

Prior to its bankruptcy in 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in northwestern Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip.” Most of Energy Fuels’ breccia pipes are between the town of Fredonia, on the Arizona-Utah state line, and Grand Canyon National Park. One deposit, Canyon, is located south of the national park.

Arizona 1 is located in Mojave County, Arizona, about 45 miles southwest from Fredonia, Arizona by unsurfaced road. Energy Fuels’ property position consists of 10 unpatented mining claims covering approximately 207 acres, located on land managed by the U.S. Bureau of Land Management (“BLM”).

Pinenut consists of 10 unpatented mining claims encompassing 207 acres, located on land managed by the BLM. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.

The Canyon project is in north central Arizona, 153 miles north of Phoenix and six miles south of Tusayan, Arizona in the Kaibab National Forest, Coconino County and is accessible by an unsurfaced road. The Canyon site consists of nine unpatented mining claims encompassing approximately 186 acres, located on land managed by the U.S. Forest Service (“USFS”). There is a 3.5% yellowcake royalty on the Canyon property.

The EZ Complex is also located in Mohave County, Arizona, about 30 miles southwest of Fredonia, Arizona. The EZ Complex is comprised of 12 unpatented mining claims covering approximately 248 acres, located on land managed by the BLM. There is a 1.0% yellowcake royalty on the EZ Complex properties.

Holding costs for the Arizona 1, Pinenut, Canyon and EZ properties are minimal and consist entirely of annual fees for unpatented mining claims ($140 per claim per year) and county filing fees ($10 per claim per year). Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. In addition, holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities.

There are no outstanding environmental liabilities to which the project is subject.

Arizona 1 is a fully developed mine, with the production shaft having been completed for about 1,250 ft. of its proposed final 1,650 ft. depth. In February 2014, the Arizona 1 was placed in standby due to the depletion of the economic resource. Drill stations were cut near the current shaft bottom and some 40,000 ft. of drilling, including 34,000 ft. of percussion and 6,000 ft. of core drilling, were completed from that point. The mine is located in Sections 22 and 23, T36N, R5W, Mojave County, Arizona, about 45 mi. southwest of Fredonia by unsurfaced road. A headframe, hoist, compressor, and fully-sunk shaft are in place. Haulage distance from Arizona 1 to the White Mesa mill at Blanding, Utah, is 307 mi.

The Canyon Project is a partially developed mine with: a headframe, a hoist, a compressor and a partially sunk shaft. The site is located in Sections 19 and 20, T29N, R3E, Coconino County, Arizona. The haulage distance from Canyon to the White Mesa mill at Blanding, Utah, is 325 mi.

Pinenut is a fully developed underground mine which produced 25,807 tons of ore at an average grade of 1.02% U3O8 containing 526,350 pounds U3O8 in 1989. The Pinenut Mine was placed into production by Energy Fuels in the summer of 2013. A hoist, headframe, fully developed shaft and compressor are in place. Pinenut is located in an unsurveyed portion of T36N, R4W, Mojave County, Arizona, about 45 mi. south of Fredonia by unsurfaced road. The haulage distance from Pinenut to the White Mesa mill at Blanding, Utah, is 317 mi.

There is no infrastructure currently on the EZ property. The proposed disturbance for the EZ property will be between 20 acres and 40 acres. A series of permits and approvals will be required from the BLM, ADEQ, Mohave County and other agencies.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Local Resources, Physiography and Infrastructure

Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open piñon juniper woodland and shrubs. Mining operations can be conducted on a year around basis.

The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centers to the Kanab and Fredonia area are the towns of St. George and Cedar City, Utah, both approximately 88 miles to the northwest by road. The White Mesa Mill is approximately 275 miles by road from Fredonia and about 325 miles by road from the Canyon Project.

History

Uranium exploration and mining of breccia pipe uranium deposits started in 1951 when a geologist employed by the U.S. Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon of Northern Arizona. The prospect was inside the Grand Canyon National Park, but on fee land that predated the park. A mining firm acquired the prospect and then mined a significant high grade uranium deposit, called the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.

After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid-1970s, Western Nuclear Inc. (“Western Nuclear”) acquired the Hack Canyon prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found approximately one mile away.

EFN acquired the Hack Canyon property from Western Nuclear in December 1980. Development started promptly, and the Hack Canyon mine was in production by the end of 1981.

The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December 1990 when it was placed on standby.

Production totalled about 2.8 million pounds of U3O8 at an average grade of just over 0.50% U3O8. The site was placed in reclamation by the Company in late 2013.

EFN explored the Arizona 1 deposit with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 feet; 17 rotary holes from surface with a total footage of 25,289 feet; and 218 long holes from underground drill stations with a total footage of 36,189 feet. Mine development of the Arizona 1 ore body began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.

The Canyon deposit is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a significant deposit. EFN drilled an additional 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.

The Pinenut Mine was developed in 1989 after 29 holes were drilled from the surface. A shaft was then sunk to 1380 feet and five development drifts were excavated. Four hundred and eighty three long holes were drilled to define the ore body and mining of a large, high grade ore zone was commenced on the lowest level. In 1991, due to dropping uranium prices, the mine was put on standby.

The EZ Complex was drilled in the 1980s by Pathfinder. Pathfinder drilled 81 holes for a total of 139,118 feet. Pathfinder entered into a joint venture with EFN and prepared mineral resource estimates for the two deposits in 1988. At the time of International Uranium Corporation’s (“IUC”) acquisition of EFN’s mining properties in 1997, the EFN/Pathfinder joint venture was terminated and control of the EZ 1 and EZ 2 projects reverted back to Pathfinder. Denison acquired the EZ 1 and EZ 2 projects from Pathfinder in 2007.

EFN identified and investigated more than 4,000 circular features in northern Arizona. About 110 of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine deposits were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.

Most of the EFN assets were acquired by Denison’s predecessor IUC in 1997 and by the Company in June 2012 upon acquisition of the US Mining Division. Since that time, Denison and then Energy Fuels has maintained ownership of the Kanab North, Pinenut, Arizona 1, and Canyon deposits. All other EFN breccia pipe prospects were dropped by Denison. In addition to the EFN breccia pipe deposits, Denison acquired several additional breccia pipe deposits (EZ 1, EZ 2, WHAT, WHY, NOT, John, Lisa, Otto and DB 1) and one sandstone type deposit (Moonshine Springs) from Pathfinder, all of which were acquired by Energy Fuels as part of the US Mining Division.

Geological Setting

Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range province in the southern and western edge of the state, and the Colorado Plateau province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau province.

Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from upper Paleozoic to Quaternary; the area is largely underlain by Mississippian through Triassic sedimentary rocks. However, exposed within the Grand Canyon are older rocks reaching Precambrian in age.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations where the throat diameter is on the order of 200 feet to 300 feet. Vertical displacement in the throat averages about 175 feet. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 feet mainly at the level of the Hermit Shale formation to a maximum depth of about 1,400 feet from surface.

At the Canyon deposit, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 feet, but it is considerably narrower through the Coconino and Hermit horizons (80 feet). The cross sectional area is probably between 20,000 and 25,000 square feet. The deposit extends for at least 2,300 feet from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the deposit is unknown at this time.

Mineralization extends vertically over about 1,700 vertical feet, with ore grade mineralization found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the deposit in fracture zones. Sulphide zones are found scattered throughout the deposit but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 feet thick and consists of pyrite and bravoite, an iron-nickel sulphide. The ore assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.

Uranium mineralization in the EZ 1 and EZ 2 deposits is located primarily in the Coconino and Hermit horizons.

Deposit Types

Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. These deposits are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes about 4,000 feet of section. However, because of erosion and other factors, no single deposit has been observed cutting through the entire section. No deposit is known to occur above the Chinle Formation or below the Redwall Limestone.

Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Hence, many geologists consider these deposits to have been formed by solution collapse of underlying calcareous rocks, such as the Redwall Limestone. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented by silicification and calcification for the most part.

Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression; and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.

Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between breccia pipes ranges from hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread breccia pipes in the region.

Exploration

Denison did not carry out any exploration on the properties since the acquisitions in 1997 and 2007, respectively, nor has the Company to date. Please see “History” above for information on historic drill programs.

Mineralization

In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende. Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. In addition to uranium, an extensive suite of elements is reported to be anomalously concentrated in mineralized rock within breccia pipes throughout northern Arizona. Within many pipes, there is a definite mineralogical zoning in and around the uranium ore body.

The breccia pipes are surrounded by bleached zones, particularly notable in the Hermit Formation where unaltered red sediments contrast sharply with grey-green bleached material. Both age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a deposit tend to be in equilibrium, but with depth disequilibrium in the ore bodies increases in favour of the chemical assays.

Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% eU3O8 or more are not uncommon. The maximum continuous surface drill hole intersection was 92.5 feet at an average grade of 1.55% eU3O8. On average, the 17 drill holes from surface which had intersected uranium mineralization recorded 75 feet of 0.62% eU3O8.

Uranium mineralization at the Pinenut deposit includes ore bearing intercepts, the uppermost of which is at an elevation of 4563 ft. above sea level (depth from surface = 879 ft.); and the lowermost of which occurs at 4074 ft. (1,372 ft. depth)

The uppermost part of the mine consists of several isolated ore bodies which may be associated with a “ring fracture” system. Other, less prolific mineralized material occurs within the pipe body proper but remains isolated and sporadic down to elevation 4440 ft.

Below 4440 ft. elevation and to the bottom of the mineralization the central part of the ore body remains consistent. At it’s widest it measures 220 ft. in long dimension and 140 ft. in short dimension. This main section tapers slowly down to dimensions 100 ft. by 40 ft. at an elevation of approximately 4220 ft., below which historical mining has removed all ore grade material.

Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 feet to over 2,100 feet. Intercepts range widely up to several tens of feet with grades in excess of 1.00% eU3O8. Twenty-two drill holes from surface encountered uranium mineralization averaging 100 feet of 0.45% eU3O8.

Uranium mineralization in EZ1 occurs at two distinct vertical intervals. The Upper zone is contained within a 400-foot interval 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The Lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ2, the mineralization occurs in three distinct zones: an Upper, Middle and Lower zone. The larger Upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The Middle zone is made up of two central deposits surrounded by multiple ring deposits. The Middle zone array of deposits occurs between depths of 1,194 to 1,356 feet. The Lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.

Drilling

Shallow drilling was often conducted to locate the centre of the collapse feature as a guide to the throat of the underlying breccia pipe. The basic tool for exploring breccia pipes in northern Arizona is deep rotary drilling supplemented by core drilling, to a depth of 2,000 feet or more from surface. Prospective pipes were usually first tested with three drill holes. If no mineralization was present, the effort was abandoned.

Exploration drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 feet, small targets, approximately 200 feet in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid; as a result, much drilling is conducted “blind.” Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.

If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilizes large bore percussion drills. The resulting drill holes, out to as much as approximately 300 feet or so, are then gamma logged and surveyed as a supplement to surface drilling.

Energy Fuels’ drilling activities at the Arizona 1 and Pinenut mines have focused on underground drilling. No recent drilling has occurred at the Canyon or EZ properties.

EFN explored the Arizona 1 pipe with a total of 253 drill holes, including: 18 core holes from underground drill stations with a total footage of 6,122 ft.; 17 rotary holes from surface with a total footage of 25,289 ft., and 218 long holes from underground drill stations with a total footage of 36,189 ft. Thus, total drill footage drilled at Arizona 1 amounts to about 67,600 ft. Mine development of the Arizona 1 deposit began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 ft. Denison recommenced development work on the Arizona 1 deposit in April 2007 and restarted mining operations in 2009 when the air quality permit was received. The Canyon deposit is located on mining claims that EFN acquired from Gulf Mineral Resources Company (“Gulf”) in 1982. Gulf drilled eight exploration holes at the site from 1978 through May 1982 but found only low-grade uranium in this pipe. Additional drilling completed by EFN in 1983 identified a major deposit. EFN drilled a further 36 holes from May 1983 through April 1985 to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994.

Sampling Method and Approach

All the historical drill holes on Energy Fuels’ Arizona Strip breccia pipe properties were gamma logged and surveyed for deviation. These data provide the basic building blocks from which quantities of mineralized material are estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. This process was consistent with industry standards at the time and the work carried out by EFN is judged by RPA to have been of superior quality.

All of the basic data for calculation of quantities and grades of mineralized material for the Arizona 1, Pinenut, Canyon, and EZ1 and EZ2 deposits was derived directly by gamma log interpretation. Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.

RPA noted in the two technical reports that all gamma log grades listed and discussed utilize an eU3O8 characterization. The “e” preceding U3O8 indicates that the respective grades are “equivalent” U3O8 grades based on an assumed direct correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content. Such is not always the case and the correlation must always be checked by chemical and radiometric assays of core samples or by direct neutron activation means. EFN performed extensive checks on core and the available results seem to confirm the general correlation, but detailed test results are not available for review. In layman’s terms, the “e” prefix indicates that somewhat less reliance can be placed on the reported grades than if sufficient data was available to provide greater assurance on the correlation. It is at least partially for this reason that Mineral Resources listed herein are classified as Inferred.

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.

EFN used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the AEC. The essence of the method is a trial and error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an overall anomaly which would closely match the real anomaly under analysis. Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. EFN operations in the Arizona Strip were judged by RPA in both technical reports to have met or exceeded industry standards. Complete sets of basic drill hole data, such as gamma logs and chemical assay data for the Arizona 1, Canyon, Pinenut and EZ breccia pipe deposits, were not available for RPA’s inspection. However, some of the gamma logs and chemical assay data that were available for inspection by RPA confirm the validity of a vast majority of these data. The checks by RPA included reinterpretation of selected gamma logs and comparison of chemical assay data with log interpretations. Certain items of data could not be confirmed due mainly to lack of a complete set of chemical assay data for core holes. Notwithstanding the foregoing, most mismatches in data or interpretation seemed to err on the conservative side; i.e., lower grade, less tons, fewer pounds. RPA noted, however, that for the Arizona 1 deposit, where substantial information is available from both surface and underground drilling, the two data sets show a pattern of divergence, with surface gamma log results showing generally higher values than gamma log results for the underground drilling. Certainly, the surface gamma logging tools and procedures were in all respects standard for the period, with no major bias expected. Nevertheless, a comparison of available chemical assay data with gamma log interpretations suggests the possibility of overestimation of uranium grades by surface hole gamma logs. This potential overestimation is tempered somewhat by questions from EFN personnel concerning the validity of chemical assays for this particular data set. Re-assay data available to RPA do not seem to diverge greatly from the original data. Underground gamma logging at Arizona 1 is understood to have utilized newly developed tools which may or may not have been as well calibrated as the surface tools. Given, however, that the underground gamma results are generally lower than the surface gamma results, any potential bias seems to be conservative. Thus, surface gamma data at Arizona 1 is not fully supported by either underground data or by chemical assay data. A potential exists, therefore, that grades developed by surface gamma logging could be overstated. The situation is reversed at both Canyon and Pinenut where available data indicate substantial grade understatement by gamma logging in comparison to chemical assays. Available chemical assay data at Canyon and Pinenut show chemical grades to be in the order of 60% higher than gamma logging grades. It should be stressed that chemical assay data for all pipes is incomplete, unverified and, in some cases, conflicting. This situation contributes substantially to the use of an Inferred classification for Mineral Resources within all pipes. RPA concludes that, although not all data were available for checking, EFN followed standard industry practices of the time and that the results of those practices are likely to be a reasonable guide to mineralization available for resource estimation and exploitation. RPA is of the opinion that available data are insufficient to make a definitive judgment on the differences between gamma values and chemical assays. We recommend that Energy Fuels attempt to pursue these discrepancies in greater detail in order to clarify the situation.

Security of Samples

There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owners are deemed to have met or exceeded industry standards for the exploration process.

Mineral Resource and Mineral Reserve Estimates

Initial Mineral Resource estimates were prepared for the Arizona 1, Canyon, Pinenut and EZ Complex deposits using historical drill hole data provided by Energy Fuels. RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8. Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shell wireframes, regardless of grade, were included in the Mineral Resource estimate. There are no Mineral Reserves estimated at any of the five deposits at this time. In June 2012, RPA estimated the Inferred Mineral Resources as shown below.

Arizona Strip Inferred Mineral Resource Estimates (1)(4)

	Tons (,000)	Grade (%) eU3O8 (2)(3)	Contained eU3 O8 (,000 lbs)
Arizona 1(5)	54	0.64	685
Canyon	82.5	0.98	1,629
Pinenut	95	0.55	1,037
EZ 1	110.5	0.51	1,127
EZ 2	113.7	0.43	978

Notes:
(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8).
(3)	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, and 8% at Pinenut, EZ 1 and EZ 2.
(4)	See Tables below for updated remaining resources following the 2013-FY mining at Arizona 1 and Pinenut
(5)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.

The Mineral Resource estimates for the EZ1, EZ2, and Canyon mines may be materially affected by with mineral withdrawal described in “Energy Fuels’ Business – Government Regulations – Land Tenure” below. In the event the EZ1, EZ2, and/or Canyon properties are found to not have valid, existing rights, the Mineral Resource estimates for those properties may be reduced to zero.

Cut-off Grade

In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by RPA to all the breccia pipe deposits.

Mineral Resource and Reserve Update

Since the Mineral Resource estimates were prepared by RPA, the Mineral Resources have been updated for the Pinenut and Canyon operations by the Company. Furthermore, at Arizona 1, mining operations have been underway since late 2009. In February 2014, the Arizona 1 Mine was placed on standby due to the depletion of the economic resources. As a result of the updates and the mining operations, the following illustrates the current Mineral Resource estimates for the Arizona Strip properties.

Arizona Strip Inferred Mineral Resource Estimate Update

Resources	Oct. 1, 2012 Resources (,000 lbs.) U3 O8	Production(1) / Depletion (,000 lbs.) U3 O8	Exploration / Engineering(2)(3) Change (,000 lbs.) U3 O8	Net Resource Change (,000 lbs.) U3 O8	2014 Resources (,000 lbs.) U3 O8
Arizona 1(4)	594	(255)	(300)	-555	39
Canyon	1,629	0	0	0	1,629
Pinenut	1,037	(81)	(344)	-425	612
EZ 1	1,127	0	0	0	1,127
EZ 2	978	0	0	0	978

Notes:
(1)	Includes production from October 1, 2012 through December 31, 2013.
(2)

Large areas of the original resource were inaccessible to reconciliation due to the nature of the mining method (open stoping). At Arizona 1, this number represents an estimate of that part of the original resource removed based on production sent to the mill.

(3)

At Pinenut, this number reflects an engineering adjustment due to a deviation error [in database] discovered as mining began. At the same time, the economic cut-off has been raised from 0.2% U3O8 to 0.3% U3O8 cut-off.

(4)	The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.

Mining Operations

The Arizona 1 Mine was substantially developed in the 1990’s with the production shaft completed to 1,250 feet of the proposed final 1,650 foot depth. Drill stations were cut near the current shaft bottom, and about 40,000 feet of drilling was completed from those stations. The previous owner decided to ramp down from the bottom of the existing shaft rather than deepen the shaft to access the lower parts of the ore body. A headframe, hoist and compressor are in place. As of February 2014, ore production at Arizona 1 has been placed on standby due to the depletion of the economic resource.

The Arizona 1 deposit was mined using a combination of long hole and shrinkage stoping methods at a mining rate of up to 300 tons per day, four days per week. In 2010, Arizona 1 produced approximately 21,500 tons at an average grade of 0.56% U3O8, in 2011 produced 39,900 tons at an average grade of 0.66% U3O8. Subsequent to the Technical report, production in 2012 amounted to about 30,300 tons at an average grade of 0.62% U3O8. In calendar 2013 the mine produced almost 16,300 tons at a grade of 0.58% U3O8. From 2009 through December 31, 2013 the Arizona 1 Mine has produced 107,936 tons at an average grade of 0.615% U3O8, containing approximately 1,327,500 lbs U3O8. An additional 3,651 tons of ore were produced in early 2014, prior to the mine being placed on standby on January 28, 2014. There will remain an estimated resource of approximately 26,000 tons at a grade of 0.257% eU3O8 for 134,000 lbs. uranium. The mine is now on care and maintenance.

The Pinenut Mine is a producing underground uranium mine. The Pinenut Mine was partially developed in the late 1980’s, and a limited amount of selective mining was conducted. A shaft was sunk to a depth of 1,350 feet and a high grade pod was mined in late summer 1988, yielding 25,500 tons grading 1.03% U3O8 containing 526,000 pounds. Following extraction of the high grade pod, the mine was placed on standby in 1989. In November 2010, a production decision was made on the Pinenut Mine. Expansion of the storm water storage pond and rehabilitation of the surface facilities were completed in 2011. Following filing of the Technical Report, first ore production resumed in June 2013. From the resumption of mining to the end of calendar year 2013, production amounted to about 7,700 tons at an average grade of 0.527% U3O8.Uranium production is expected to total approximately 693,000 pounds U3O8.The amount expected to be produced in FY 2014 is 84,000 pounds.

The Canyon Project is a fully-permitted and partially-developed uranium mine. Surface facilities were constructed in 1986, and the shaft was collared and sunk to approximately 50 feet, prior to the mine being placed on standby in 1992. After the Technical Report was written, Energy Fuels resumed development of the Canyon Project in 2013. Activities included refurbishment of the evaporation pond and recertification of site mechanical and electrical installations. Shaft sinking begin in February 2013, with a total of 224 feet of shaft advanced during FY 2013. The development was stopped in November 2013 due to the continuing low market price of uranium and a stipulation entered into with the Plaintiffs in a case challenging the Canyon Project. See “Legal and Regulatory Proceedings – Canyon Project” below.

The Kanab North mine remains on care and maintenance and a closure plan has been approved for reclamation of the mine site. Reclamation is currently underway.

There are no infrastructure or mining operations in place at the EZ Complex or other of Energy Fuels Arizona Strip properties.

Permitting

Prior to 2009, the Arizona 1 Mine had received all permits necessary to mine, with the exception of an air quality permit. The air quality permit was issued by the Arizona Department of Environmental Quality (“ADEQ”) after a period of public comment in September 2009. This permit is expected to be renewed in 2014. The Arizona 1 Mine has an Individual Aquifer Protection Permit with ADEQ and an approved PO with the BLM. A National Emissions Standards for Hazardous Air Pollutants (NESHAPs) application for radon emissions was submitted to the EPA in April 2013 when it became apparent that the life of mine ore production would exceed the exemption threshold of 100,000 tons. The application was approved by the EPA on July 1 2013.

The Pinenut Mine and Canyon Project are located on public lands managed by the BLM and USFS, respectively. Both mines have approved POs with these agencies. In September 2009, the groundwater General permits were received for the stormwater storage ponds for both mines. Air Quality Permits for the Pinenut and Canyon projects were issued by ADEQ in March 2011. EPA’s approval of the Pinenut Mine NESHAP for radon emissions was obtained in April 2011.

The BLM had previously accepted the PO for the EZ1/EZ2 deposits as complete; however, the PO is currently being revised to reflect a new mining plan in which the EZ1 deposit will be mined first rather than concurrently with the EZ2 deposit. The revised PO will need to be determined complete by the BLM and a Mineral Examination will need to be completed by the BLM for the project before an Environmental Impact Study (“EIS”) can be initiated.

In July 2009, the BLM issued a Notice of Proposed Withdrawal (“2009 Notice”). See “Government Regulation – Land Tenure – United States” below. In January 2012, the Secretary of the Interior implemented the withdrawal of approximately one million acres of public land in the Arizona Strip from mineral entry proposed in the 2009 Notice, subject to valid existing rights. To confirm the rights to proceed with development and mining on its existing valid rights, the USFS completed a Mineral Examination for the Canyon Project, which confirmed that the mineral claims underlying the Canyon Project are valid existing rights. Mineral examinations have been completed on the Arizona 1 and Pinenut mines as well. Mineral examinations need to be completed by the BLM for the EZ Complex and other = Company projects within the withdrawal area, prior to further permitting on those projects.

Metallurgical Testing

Mill amenability tests on mineralized material from core drilling at Arizona 1 prior to 1993 indicated that 96% extraction could be attained with a leach retention time of 48 hours. Acid consumption was 540 pounds per ton of material with the addition of 1.75 pounds of sodium chlorate.

Test work completed on samples from the Canyon pipe during 1984 indicated 99% leach extraction with 25 g/l of free acid at a pH of 0.8. Leach retention time was 48 hours at 70oC with a sodium chlorate addition of 16 pounds per ton.

Details on Pinenut amenability were not available at the time of the Arizona Strip Technical Report, but some 25,800 tons of material at an average grade of 1.02% U3O8 from Pinenut were processed at the White Mesa mill at Blanding, Utah, during 1989 and 1990. On the basis of the results from that milling, EFNI expected to recover 96% of the uranium contained in the remaining material.

Mining Methods

The Arizona 1 and Pinenut deposits are mined using a combination of long hole and shrinkage stoping as described in Section 6 “History” contained in the Arizona Strip Technical Report. The Pinenut mine is projected to operate through the 2nd quarter of 2014, at which time the project is likely to be placed on standby. The Arizona 1 Mine was placed on standby in February 2014 due to the depletion of the economic resources.

Recovery Methods

All mineralized material produced from the Arizona 1, Pinenut and Canyon deposits on the Arizona Strip will be processed at Energy Fuels’ White Mesa mill at Blanding, southeastern Utah. The White Mesa mill is located six miles south of Blanding. EFNI anticipated reopening of many small low-grade mines on the Colorado Plateau, and the mill was designed to treat 2,000 short tons of ore per day. Construction commenced in June 1979 and was completed in May 1980. Due to uranium market variability, the mill has frequently operated on a campaign basis in order to provide intervals for stockpiling sufficient ore to operate the mill at capacity. Treatment of higher grade ores from the Arizona Strip required certain minor modification to the leaching circuit and is at a rate somewhat lower than nominal capacity. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft. thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75°C. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200°F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

Current and Contemplated Exploration and Development Activities

Energy Fuels plans to continue mining at the Pinenut mine until mid-2014, at which time the mine is expected to be placed on standby. No additional exploration activities are expected at this project. Sustaining development is expected to continue to occur.

At the Canyon Project, shaft-sinking activities were placed on standby in November 2013. Pursuant to a stipulation entered on litigation occurring in connection with the Canyon Project, the Company has agreed to not perform any shaft sinking activities until December 31, 2014, or such time that a decision on the merits of the litigation has been rendered by the District Court. The Company expects to maintain the surface facilities on care and maintenance. The Company is not planning to perform any exploration activities.

At the Arizona 1 Mine, ore production has ceased due to the depletion of the economic resource. The Company plans to complete additional drilling to determine if additional resources remain on the property. If not, the mine will be placed into reclamation.

The Company will continue permitting and assessment activities at the EZ Complex. The BLM is currently conducting a Mineral Examination of the project, which has to be completed before preparing an EIS.

The Daneros Mine

Unless otherwise stated, the following description of the Daneros Mine is derived from a technical report entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, dated July 18, 2012, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Daneros Mine Technical Report”). The author of the Daneros Mine Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Daneros Mine Technical Report is available on SEDAR at www.sedar.com.

Project Location and Description

The Daneros Mine is located in the White Canyon District, which is an historic uranium district located in southeastern Utah within the Colorado Plateau District. The White Canyon District generally encompasses the local geographic areas of Red, White and Fry Canyons, and Elk Ridge along State Highway 95 between Blanding and Hite, Utah. Energy Fuels holds a 100% interest in various groups of mining claims and SITLA Leases comprising its White Canyon District holdings, including the Daneros Mine and adjoining historical mine sites, such as the Spook, Bullseye, Lark and Royal properties, which can be developed in conjunction with the Daneros project. The White Canyon District holdings also include the Company’s exploration properties named Geitus, Hideout, Blue Jay, and Marcy Look.

The total acreage of the project area is 4,300 acres. The mining claims are maintained by making annual payments of US$140 per claim to BLM due September 1st each year and a nominal filing fee at the county level, within 30 days of the BLM filing, of about $10 per claim. Work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims. EFI’s holdings in the White Canyon District include the actively producing Daneros Mine and adjoining and nearby exploration properties.

A number of the claims bear production royalties. Claims hosting Daneros deposit are subject to royalties ranging between 15% of "market value" of the ore and 2.5% of gross proceeds as described in further detail in the Daneros Mine Technical report. Other claims are owned by EFI without encumbrances.

The Daneros Mine portal area is accessed by a gravel-covered side road off of Radium King Road (a county-maintained gravel road). The mine facilities consist of a modular trailer for the mine office, two reinforced mine portals, a generator building, and an equipment storage and maintenance building. Two ventilation shafts daylight on the topographic bench above the mine. The bench above the mine, where past drilling also had been conducted, is accessed by a dirt road connecting to the mine access road south of the mine portal area.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daneros Mine is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. The Daneros Mine was developed and placed into active production by Utah Energy Corporation (“UEC”), the U.S. operating entity for WCUL at the time (both UEC and WCUL are now wholly-owned subsidiaries of Energy Fuels with UEC now known as EFR White Canyon Corp., and WCUL in the process of being deregistered). The ore shipping distance from Daneros to the Company’s White Mesa Mill is 65 miles along county roads and state highways.

The semi-arid climate of the White Canyon area is characterized by large daily and yearly temperature ranges and total annual precipitation of approximately 10 to 16 inches, mostly as sporadic, intense summer thunderstorms typical of the Colorado Plateau region. Winter snowfall is moderate and rarely stays on the ground very long. Weather conditions pose no impediment to year round work on the property.

Apart from previous mining activities, the only commercial land use purposes are cattle grazing and tourism activities such as hiking and mountain biking. Due to a shortage of water and thin soils, much of the White Canyon area is unsuitable for agriculture.

The project area is remotely located relative to water and power infrastructure. Housing for mine workers is mostly in camp trailers in Fry Canyon or they commute from Blanding, Utah 65-miles to the east or farther. Blanding is a town large enough to host regional industrial activities including stores and supply houses of sufficient size and inventory to meet most of the needs of an operation the size of the Daneros mine.

The project area is located along a north-south trending canyon which is a tributary to Red Canyon, also known as Bullseye Canyon. The Red Canyon drainage flows westerly for approximately 25 miles to the Colorado River where it joins Lake Powell at the head of Good Hope Bay. The mine portal area comprises steeply sloping, rocky ground and scree along the eastern slope of Bullseye Canyon. Very steep to vertical, and at times overhanging, cliffs 400 feet high rise from the slope about 250 feet above the portal.

Vegetation in the project area consists of sagebrush, juniper and piñon in the hills and slopes, while desert grasses, forbs, and shrubs are evident within the valley floors and on the mesa tops. Elevations in the region range from about 5,300 feet at the Fry Canyon townsite to over 7,000 feet on the surrounding mesa tops. The mine portal is at about 5,750 feet above sea level.

Sufficient surface rights are in place for contemplated mining operations and waste storage. Since no milling activities are contemplated on the project, no areas are required for tailings storage, heap leach pads, or processing plant sites.

History

The White Canyon mining district has a long history of exploration and mining. From 1949–1987 production from the district was 2,259,822 tons at an average grade of 0.24% U3O8 for a total of 11,069,032 lbs. placing it second, behind Lisbon Valley, for uranium production from the Chinle Formation on the Colorado Plateau.

Prospecting for copper in the White Canyon area is thought to have begun possibly as early as 1880 by early gold prospectors. During 1906 and 1907 there was intense activity for copper exploration in the area when there was an unusually high price for copper, but no production resulted. The properties in the area remained idle again until 1946 when miners shipped two truckloads of copper ore from the Happy Jack Mine to a smelter in Garfield, Utah but they were rejected due to uranium content. In 1948 a truckload of ore was sent to the U.S. Atomic Energy Commission (“AEC”) Mill in Monticello, Utah and it was rejected due to its copper content. In August 1949 Vanadium Corporation of America (“VCA”) began operating a small mill in White Canyon that could recover copper and uranium and that opened up uranium mining in the White Canyon area. From 1948 until 1951, White Canyon and the nearby Red Canyon and Deer Flat areas were subject to intense exploration. Production slowly increased until 1953 when it nearly tripled over previous years. The AEC White Canyon Mill was closed in December 1953 and producers started shipping to an ore buying station built by the AEC in 1954 on a site near the Happy Jack Mine. The number of active mines during 1954 in the White Canyon District increased from 19 to 36. On July 31, 1957, the AEC closed its White Canyon Buying Station after purchasing 179,635 tons of ore averaging 0.25% U3O8 and containing 915,696 pounds U3O8. The stockpiled ore was later sold to Texas-Zinc Minerals Corporation (“Texas-Zinc”).

In the summer of 1956, Texas-Zinc began operating their mill at Mexican Hat, Utah. The mill initially processed 775 tons of ore per day and was expanded to 1,000 tons per day in 1958. Due to changes in the AEC buying program, reducing its procurement program, production in the district started to decline in 1959. In June 1959, five uranium companies were merged to form Atlas Minerals, a subsidiary of Atlas Corporation. Atlas Minerals acquired Texas-Zinc Minerals in July 1963 and continued to operate the Mill in Mexican Hat through its subsidiary, A-Z Minerals Corporation. Due to reduced buying by the AEC AZ Minerals closed the Mexican Hat Mill in February 1965. The closing of the Mexican Hat Mill and previous closing of the AEC ore-buying station and closing of the AEC facility at Monticello, Utah, left the independent operators in the district with the only market for their low-vanadium ores at the Atlas Minerals mill at Moab, Utah, a 110-mile longer haulage which caused production to continue its decline. The AEC ore procurement program ended on December 31, 1970 and during the early 1970s minimum production was recorded from the district. Production from the district started picking up again by 1974 when the demand for uranium picked up due to nuclear power generation. Atlas Minerals started buying ore from independent producers. Exploration and production once again increased in the White Canyon District. In 1974, Utah Power and Light Company (“UP&L”) began to acquire properties in the White Canyon District, which included 100% interest in the Spook-Bullseye property and 60% interest in the Lark-Royal property both located near the Daneros property in Red Canyon. UP&L conducted exploration drilling from 1975 through 1983, drilling a total of 2,417 holes, which resulted in the discovery of several new uranium deposits. UP&L never started mining operations in the White Canyon District due to the collapse of the uranium price by 1982. By 1987 the last mines in the White Canyon district closed due to declining economics, socio-political factors and competition from lower cost producers. Following 1987, the properties were idle and little or no exploration activity took place in the White Canyon District. In 1993 UP&L dropped their mining claims in the White Canyon District. In October 1993, Eugene and Merwin Shumway staked the Daneros and Geitus claims that covered two of the deposits UP&L had discovered. Eugene and Merwin Shumway quitclaimed their claims to predecessors of White Canyon Uranium (WCU), Wilene and Mike Shumway, Terry Leach, and James Lammert in March, 1994. No exploration or development took place between 1994 and 2005. From 2005 to 2007, these predecessors of WCU began acquiring properties with known historic mineral deposits in the White Canyon District. In 2007, Utah Commodities Pty, Ltd. who later changed their name to White Canyon Uranium Limited, which operates in the United States through its wholly owned subsidiary Utah Energy Corporation, acquired 100% interest of the Daneros and Geitus claims. In December 2008, White Canyon purchased 33 claims, known as the Lark-Royal Project, an extension of the Daneros Project, from Uranium One.

Between 1975 and 1985, Utah Power & Light conducted several phases of drilling leading to definition of the Lark, Royal, and Bullseye deposits near the modern day Daneros Mine. Following the Utah Power & Light era, the properties were idle and little or no exploration activity took place in the White Canyon District. With the resurgence in the uranium market in the 2005 – 2007 period, predecessors of WCUL began acquiring properties, with known historic mineral deposits, in the White Canyon District. After consolidating a portfolio of properties and prospects, WCUL initiated confirmation and definition drilling at the Daneros Mine in June 2007. Based on the success of this initial drilling, 38 more holes were drilled in 2008, providing the basis for mineral resource estimates relied upon by WCUL to commence mine development work at Daneros.

In January 2010, Denison entered into a toll milling agreement with UEC, which was then a wholly-owned subsidiary of WCUL. See “Energy Fuels’ Business – Operations – Ore Purchase and Toll Milling” above.

In 2011, Denison acquired all of the issued and outstanding shares of WCUL. In June 2012, Energy Fuels acquired all of the issued and outstanding shares of WCUL as part of its acquisition of the US Mining Division, including the Daneros Mine and WCUL’s subsidiary UEC (which is now called EFR White Canyon Corp.)

The assets of UEC are comprised of all of its mining claims and mineral leases in Utah, which includes 547 claims and five Utah state leases, totaling about 5,670 hectares (14,000 acres), all in southeastern Utah. The land holdings of the Company in the White Canyon District include 341 unpatented mining claims and two SITLA Leases, in total about 3,000 hectares (7,400 acres). Mining claims are maintained by making annual payments of $140 per claim, and the SITLA Leases generally cost $1 per acre annually.

A number of the properties bear production royalties. Claims hosting a portion of the Daneros Mine are subject to royalties ranging between 15% of “market value” of the ore and 2.5% of gross proceeds. A portion of the area mined in 2012 was free of any royalty. The exploration properties also have royalties in some cases, including SITLA Leases which provide for royalties of 8% on uranium and 4% on vanadium.

Geological Setting

Major uranium deposits of the east-central Colorado Plateau District occur principally in two fluvial sandstone sequences. The older is located at or near the base of the Upper Triassic Chinle Formation and the other occurs in the Late Jurassic Salt Wash Member of the Morrison Formation. Nearly all of the ore deposits in the White Canyon District occur in fluvial channel deposits of the Shinarump Member of the Chinle Formation.

The Shinarump Member consists of predominantly trough-crossbedded, coarse-grained sandstone and minor gray, carbonaceous mudstone and is interpreted as a valley-fill sequence overlain by deposits of a braided stream system. Uranium mineralization appears to be related to low-energy depositional environments in that uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium.

Exploration

The White Canyon District includes unpatented mining claims and SITLA Leases covering historical mineral deposits in the Elk Ridge and Deer Flats areas. Exploration Notices for surface drilling were obtained by UEC for the Geitus, Blue Jay, and Marcy Look areas. Energy Fuels is evaluating historic information on these areas to assess plans for exploration drilling.

Exploration Notices have also been approved for brown fields drilling around the Daneros mine. These Notices cover the Daneros and the Lark and Royal claim areas. Energy Fuels is reviewing plans for additional surface drilling in the Daneros mine area.

Mineralization

Uranium deposits consist of closely-spaced, lenticular ore pods which are generally concordant with bedding in paleochannel sediments. Single ore pods range from a few feet to a few hundred feet in length and from less than one to more than 10 feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. The Shinarump deposits generally have low vanadium content, and are therefore not processed for vanadium recovery. Historical production from the White Canyon District exceeds 11 million pounds U3O8.

The ore production from Daneros for 2010, 2011 and 2012 is shown below:

Source	June 30 to October 17, 2012(1)	Jan 1 to June 29, 2012(1)	2011(1)	2010(1)
Production:
Tons	13,608	25,930	34,368	46,150
% U3O8	0.275%	0.272%	0.28%	0.31%

Notes:
(1)	Production since June 30, 2012 has been for the account of Energy Fuels. All other production has been for the account of the previous owners, Denison and WCUL.

Energy Fuels placed the Daneros mine on standby on October 17, 2012, pending improvements in commodity prices. It remained in that status throughout 2013.

Drilling

Between 1975 and 1985 Utah Power & Light (“UP&L”) explored within and around Bullseye Canyon area resulting in a number of promising uranium discoveries. The area in and around Bullseye Canyon, where Daneros is located, has been a target of this exploration drilling since that time. Also during the AEC exploration programs, companies were encouraged to mine exploration drifts along promising geologic trends or channels. As part of this exploration drifting, a company would drill “exploration long-holes” underground, to better define a chosen mineralized zone. Several of these prospects around the EFI property were drilled in this manner. The Spook Prospect, the Bullseye Prospect and the Cove (Lark) Prospect were all mined and drilled in this manner along the Cairns Channel (Texas Zinc and Minerals Map of 1961). Between 1975 and 1985 Utah Power & Light (UP&L) explored within and around Bullseye Canyon. UP&L drilled 595 diamond drill holes with an average depth of 510 feet and, following industry standard procedures, logged all holes using down-hole geophysical (gamma) probes to identify radioactive horizons. Anomalous horizons were sampled and analyzed for uranium. WCU began drilling programs in Bullseye Canyon during 2007. The first program drilled 8 holes within the five Daneros claims. A second program, in 2008 drilled 16 diamond drill holes and 1 rotary drill hole. Finally, a third program, also in 2008, drilled 11 diamond drill holes and 9 rotary drill holes.

Energy Fuels received an electronic database from WCUL containing both the results of their recent drilling programs (Daneros holes) as well as a spread-sheet containing name, location and interval grade data of the historic UP&L data. The UP&L data were in the Utah State Plane coordinate system (UT-S, NAD 27) and the Daneros collar data was in UTM Zone 12-S meters, NAD83. Energy Fuels maintains all its drilling, mining and survey data in Utah State Plane NAD83, South zone feet for all its projects in southern Utah. Therefore, it was necessary to convert all data, both recent and historic to the current coordinate system. The database received contained a confusing set of tables of these two data sets, as both datasets had had their drill hole collars converted from state plane to UTM (by previous workers). Energy Fuels used its own state certified surveyors to survey in the collars of as many of the drill holes as they could find. All the DAN holes were easily found as well as several of the historic drill hole collars on the east side of Bullseye Canyon. The surveyed Daneros collars were compared to the surveyed collars provided by WCU for the DAN drill holes and were found to agree. Energy Fuels also received and electronic file; “UPL_Drillholes_Formatted_Final_LK.xlsx” which contained the collar information for the UP&L drill holes in their original coordinate system; UT-S. AutoCAD Civil 3D was then used to convert the drill hole collars of the historic drill holes to the current coordinate system and compared the results to the current survey of several historic drill hole collars. After slight adjustments for rotation between the two state plane coordinate systems, it was found that the converted drill hole collars fell within two feet of the surveyed collars. Energy Fuels considers its conversion method, as well as its survey method, sound, and as a result considers the historic UP&L data set satisfactory for use in the Daneros Mine Technical Report.

Energy Fuels has combined both the recent drilling by WCU with the appropriate historic drill hole data from UP&L to create the database used for the Daneros Mine Technical Report. All historic drill holes not in the immediate vicinity of the Daneros claim group have been removed from consideration. No hard copy information could be found (drill logs) for the historic UP&L drill hole data therefore the data could not be verified. Energy Fuels imported the dataset into Vulcan 3D Mine Modelling software and ran validation checks on the down hole data (repeating intervals, overlapping intervals, increasing values, etc.) as well as the collars (2D checks for unique coordinate locations and 3D checks for collars at the surface) and minimal corrections were needed to make the data set sound. The data set was then used to create the following resource estimate for the Daneros Prospect.

All down hole grade data used for the Daneros Mine Technical Report is based on gamma probe results. Energy Fuels received the raw data file for the Daneros drill hole set from Hawkins Geophysical. The data were processed using Gamlog which converts cps (counts per second) data into equivalent eU3O8. All factors affecting the gamma flux down hole are accounted for using the Gamlog program and the results are industry standard acceptable.

Sampling and Analysis

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: 1) frequent calibration of logging tools, 2) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; 3) possible closed-can analysis as an adjunct to chemical assays; and 4) possible gamma logging by different tools and/or companies. Energy Fuels used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is a trial-and-error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an over-all anomaly which would closely match the real anomaly under analysis. Energy Fuels accepts the validity of the GAMLOG program. There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owner, Denison Mines, is deemed to have met or exceeded industry standards for the exploration program.

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Energy Fuels staff and consultants.

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made. The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma counts per second (“cps”) data. If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" or "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE's Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor", and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance ("radiometric disequilibrium"); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2½ – 3¼ inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters). Core samples are prepared at White Mesa. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.

Drill hole logging is conducted by Energy Fuels in-house personnel, in general. The logging capabilities are designed specifically to meet Energy Fuel's logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. EFI has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States' operations. All tools are checked and calibrated before being used, and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data is periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Energy Fuel's Denver office, where all data is checked and reviewed. Samples of core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either White Mesa or an analytical lab for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability.

Mineral Resource Estimate

Energy Fuels published an Inferred Mineral Resource for the Daneros property on July 19, 2012, soon after the property was acquired from Denison, reporting 156,000 tons of mineralized material at an average grade of 0.263% eU3O8 for a total of 824,100 lbs. of U3O8. The current resource estimate, after taking into account production from 2010 through October 17, 2012, is 155,724 tons at an average grade of 0.212% eU3O8 for a total of 661,000 lbs. of U3O8.

Energy Fuels has prepared resource estimates for the Daneros Project, located in Bullseye Canyon of southeastern Utah. This resource estimate was prepared using both historical as well as recent data. The Daneros Mine Technical report presents the raw data and model wireframe creation methods. The suitability of the interpolation technique and search strategies is also presented. Energy Fuels created a wireframe model of the mineralized zone based on the outside bound of a 0.15% eU3O8 GT contour as well as the stratigraphic boundaries within which the known mineralization occurs; the Shinarump Sandstone member of the Triassic Chinle Formation. The raw data in the DAN database was composited over 2 foot run-length intervals to generate a preliminary database necessary to create a preliminary block model. A 0.15% eU3O8 grade-shell was created and superimposed upon the boundaries of the GT contour and the stratigraphic surfaces to create a wireframe model of the mineralized zone in which to place the following block model and grade interpolation. The Energy Fuels Daneros database contains two sets of drill holes totaling 300 drill holes, totaling 141,087 feet. Drill holes in the DAN series have had downhole as well as collar surveys, down-hole gamma and resistance surveys and, where available, have had their core assayed. The second set of drill holes are named the “125” series and the “LR” series holes. This last set of holes is historic in nature and their locations, as well as their reported gamma-logged intervals are historic and the down-hole data contained could not be verified.

The historic database was received in both paper form, as a table, as well as in electronic form as an excel spreadsheet compiled by WCU. Several collars of the historic holes were surveyed by Energy Fuels surveyors and the group was adjusted in Vulcan to reflect the translation between UT-S (NAD 27, Utah South, State Plane) and UT83-SF (NAD 83, Utah South, State Plane) coordinate systems. After the adjustment, several holes were checked to validate the collar locations. All surveyed collars fell within a two foot radius of the adjusted collars and Energy Fuels considers this acceptable accuracy for placing the collars of the second, historic set of drill holes. Energy Fuels finds the complete database acceptable for use in the resource estimation. All drill holes in both sets makeup the drill hole database for the inferred resources reported herein. The database is made up of the four files; DAN_COLLARS_CLN.csv, DAN_GRADE_CLN.csv, DAN_SURVEY_CLN.csv and DAN_STRAT_CLN.csv. EFI imported these files into Vulcan 3D Mine Modeling software to perform the resource estimation. The database was verified with the following checks; unique collar location, proximity to the surveyed surface, overlapping intervals and increasing and decreasing values (depth, from and to). All drill holes passed all validations before the database was considered sound. The 1,251 eU3O8 values reflect gamma readings along the length of the drill holes. The readings were taken at regular 0.5 foot intervals for the Daneros dataset. It is assumed that the “125” and “LR” datasets were also logged in the same manner, however, grade was only reported for the mineralized interval. As of 07-17-12 the operating costs for uranium production from Daneros are approximately $300.00 per ton of ore grade material. Energy Fuels assumes a reasonable price for their product, U3O8 at $60.00/lb .. Therefore, 0.25% U3O8 is considered a reasonable cutoff grade. Energy Fuels considers the base of the Shinarump Sandstone to be the lowest horizon at which economic mineralization occurs in the Bullseye Canyon area and therefore represents a solid boundary beyond which (above) compositing of the Daneros database should begin. The data were composited on two foot run-length intervals within the solid model of the Shinarump Sandstone and not beyond. In this manner only that material within the model is considered for the resource estimate. The GT contour provided a convenient guide showing where the most promising mineralized intercepts were located relative to one another. There are several population breaks present with the most significant being at the approximately the 97th percentile corresponding to a grade of 0.8% eU3O8. Energy Fuels considers this a reasonable capping level to avoid the adverse effects of high grade outliers on the data population. Grades above 0.8% eU3O8 were assigned this value and remain a part of the working dataset. Capping the raw grade dataset at 0.8% eU3O8 set back fifty values or 4% of the individual data in the dataset. Energy Fuels used Vulcan 3D Mine Modeling software to create the resource estimate. A block model was created where each block was 50 ft by 50 ft by 5 ft, with 5 ft by 5 ft by 2.5 ft subblocks. The model origin is at 2021000 ft. E, 10177000 ft. N, and 5730 ft. elevation in the Utah State Plane Coordinate System, NAD 83, South zone. The preliminary block model is oriented at 42 degrees azimuth to reflect the direction of the suspect channel splay and extends for 10,000 ft in the northeast direction, 10,000 ft in the northwest direction and 400 ft in elevation. The final block model was restricted to within the gradeshell. Average grades of the blocks. For Daneros, the respective values are 0.15%, 0.227 % and 0.244%. It is recommended that further study is done with respect to the search strategy and interpolation method.

The ore mined from the Daneros Mine has been successfully milled at the White Mesa Mill. The milling operation involves grinding the ore into a fine slurry and then leaching it with sulfuric acid to separate the metals from the remaining rock. Uranium and vanadium are then recovered from solution in separate solvent extraction processes. The uranium is precipitated as a U3O8 concentrate, “yellow cake”, which is dried and sealed in 55-gallon steel drums for transport off-site. The White Mesa Mill owned by Energy Fuels is located six miles south of Blanding, Utah, 65 road miles from the Daneros Mine. Its construction by Energy Fuels Nuclear Inc. was based on the anticipated reopening of many small low-grade mines on the Colorado Plateau, and the mill was designed to treat 2,000 tons of ore per day. The mill has operated at rates in excess of the 2,000 tons per day design rate. Construction commenced in June 1979 and was completed in May 1980. The mill has been modified to treat higher grade ores from the Arizona Strip, as well as the common Colorado Plateau ores. Processing of Arizona Strip ores is typically at a lower rate of throughput than for the Colorado Plateau ores. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. Since 1980, the mill has operated intermittently in a series of campaigns to process ores from the Arizona Strip as well as from a few higher grade mines of the Colorado Plateau, and alternate feed materials during intervals when mine production is small or nonexistent. Overall, the mill has produced approximately 30 million pounds U3O8 and 33 million pounds V2O5. Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (“SAG”) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (“CCD”) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft.thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75°C. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high-capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks. The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200°F. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

Mining Operations

UEC gathered the necessary environmental data and obtained the approvals to open an underground uranium mine at Daneros. A Plan of Operations (“PO”) was submitted to the BLM and approved in May 2009, following which UEC commenced active mine development, including driving a decline into the main Daneros deposit. The first loads of ore from the Daneros Mine were delivered to the White Mesa Mill in December 2009, and a toll milling campaign was conducted in the second half of 2010. The Daneros Mine is now operated by Energy Fuels, and, prior to being placed on standby, ore from the mine was delivered to the White Mesa Mill and processed for Energy Fuels’ account.

The initial mine plan at Daneros involved driving twin declines (with the second decline for emergency escape and ventilation) into the center of the Daneros deposit and developing away from the entry point. Random room and pillar mining is employed, as is typical for the deposits in the local region. Mining utilizes rubber tired loaders and small trucks to transport ore to the surface, where it is loaded into over-the-road trucks, covered by a secure tarpaulin and transported to the White Mesa Mill.

Permitting

The primary permits required for mining operations at Daneros include a Mine Permit issued by UDOGM and a PO approved by the BLM. The BLM PO required document preparation and public notice of an EA. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. The Daneros Mine does not discharge any water, so no discharge permit is required.

Following approval of the PO by the BLM, an appeal of the BLM approval was filed by Uranium Watch and associated non-government organizations. The appeal was ultimately denied by the Utah BLM State office, and appealed by Uranium Watch (and others) to the Department of Interior Board of Land Appeals, which denied the appeal on September 26, 2012.

Permitting for mine expansion began in 2012 with the submittal of a construction application to the Utah Division of Air Quality (“UDAQ”) and EPA for radon emissions. This application, which was approved in 2nd Quarter 2012 requires monitoring and annual reporting of radon emissions from the mine’s ventilation system. An air permit application was submitted to UDAQ for other regulated air emissions (e.g., fugitive dust, volatile organic compounds) in 4th Quarter 2012. In 1st Quarter 2013, an amended PO and a Large Mine NOI were submitted to the BLM and UDOGM, respectively. An EA is currently being conducted for the proposed mine expansion.

Current and Contemplated Exploration and Development Activities

Energy Fuels has no current exploration plans at the Daneros Mine. The mine is fully permitted and developed. The Company is maintaining the project on care and maintenance. Additional permitting is ongoing as described above.

The Sheep Mountain Project

Unless otherwise stated, the following description of the Sheep Mountain Project is derived from a technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, dated April 13, 2012 and, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (the “Sheep Mountain Technical Report”, also referred to herein as the “2012 PFS”). The author of the Sheep Mountain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Sheep Mountain Technical Report is available on SEDAR at www.sedar.com.

Overview

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between Energy Fuels and Titan. Titan acquired the Sheep Mountain Project in two transactions in 2009. A 50% working interest was acquired when Titan completed a business combination with Uranium Power Corp. (“UPC”) on July 31, 2009. UPC is now a wholly-owned subsidiary of Energy Fuels. At that time, UPC and UPC’s US subsidiary (then called UPC Uranium (USA) Inc. and now called Energy Fuels Wyoming Inc.) became wholly-owned subsidiaries of Titan. The remaining 50% was owned by Uranium One Inc. which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One Inc.’s 50% interest in the property, giving Titan a 100% interest. On February 29, 2012, Energy Fuels acquired Titan (and its subsidiaries) at which point the Sheep Mountain Project became 100% owned by the Company. See “General Development of the Business – Significant Acquisitions – Acquisition of Titan Uranium Inc.“ above.

Project Description and Location

The Sheep Mountain Project is located eight miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The project is located in portions of Sections 8, 9, 15, 16, 17, 20, 21, 22, 27, 28, 29, 30, 31, 32, and 33, Township 28 North, Range 92 West. The mineral properties are comprised of 192 unpatented mining claims (the Company added 13 claims to the 179 reported in the Technical Report) on land administered by the BLM, approximately 640 acres of State of Wyoming leases and approximately 630 acres of private lease lands. In February 2012, Energy Fuels purchased 320 acres of private surface overlaying some of the Federal minerals covered by 18 of the claims. The combination of land holdings (including the 13 new claims) comprises approximately 4,675 acres and gives Energy Fuels mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

To maintain these mineral rights, The Company must comply with the state lease provisions including annual payments with respect to the State of Wyoming leases; private leases; BLM and Fremont County, as well as Wyoming filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims as follows. Mining claims are subject to annual filing requirements and payment of a fee of $140.00 per claim or an aggregate annual cost of $25,060.00 for the unpatented mining claims currently held. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. ML 0-15536 will expire on 1/1/2024. Annual Payments to maintain ML 0-15536 are $2,560 per year. Private lease will expire 11/20/2015 (and for as long as minerals are being produced). The private lease may be extended for an additional ten year term by the Company making a delay rental payment of $10,000. Properties covered by Private Lease include: Township 28 North, Range 92 West, 6th PM; Section 20: S½SW¼; Section 29: NW¼, SW¼SW¼; Section 30: SE¼NE¼, E½SE¼; Section 31: E½NE¼; Section 32: E½NE¼; Section 33: S½NW¼. Payments $10,000 per year as annual delay rentals. Per examination of original private lease dated 11/20/1975 between McIntosh Cattle Company and Western Nuclear Inc.

The project is subject to an overall sliding scale royalty of 1% to 4% due to Western Nuclear, based on the Nuclear Exchange Corporation Exchange Value. This royalty is currently at its maximum rate of 4%. A Royalty under a private lease is due to McIntosh (to Ellen Fox and Jennifer McIntosh, as heirs) of 7.5% of the mined value of uranium ores in raw, crude form (which equals 50% of the average sales price of uranium concentrate made during the previous month). According to a Surface Owners Agreement, to William and Jennifer McIntosh, 1% of the proceeds received from the sale of all uranium mined, shipped and sold from claims under the surface owned by the grantors. Per the “Surface Owners Agreement” dated 1/27/1970 between Bessie McIntosh, Phyllis DeWalt, William McIntosh, and John McIntosh (grantors) and Western Nuclear Inc. (grantee), amended on 4/14/1981 by “Amendment of Surface Owner’s Agreement” between William and Jennifer McIntosh (as successors to grantors above) and Western Nuclear Inc. and ratified by “Ratification of Surface Owner's Agreement" on 4/16/2007 by Ellen Fox (as heir of William McIntosh) and US Energy (as successor to Western Nuclear). Under Wyoming state lease ML 0-15536, there is a royalty of 5% of the quantity or gross realization value of the U3O8, based on the total arms-length consideration received for uranium products sold for shipping point.

Additional information regarding land tenure is described in the Sheep Mountain technical Report.

A Plan of Operation (“PO”) was submitted and has been accepted as complete by the U.S. Bureau of Land Management (“BLM”), and preparation of an Environmental Impact Statement (“EIS”) is underway with completion anticipated for mid-2013. The Company has submitted a revision of its existing Mine Permit 381C to the Wyoming Department of Environmental Quality (“WDEQ”). The permit revision will address improvements to the mine plan, including the proposed uranium recovery facility. Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow the Company to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. Due to various delays and planning evaluations, the Company now plans to submit the license application in mid-2014 unless other processing options become better choices. The subsequent review and approval process for this license by NRC is anticipated to take approximately 24 months.

The Company is subject to liabilities for mine and exploration reclamation at the Sheep Mountain Project. The Company maintains four (4) bonds with the State of Wyoming as security for these liabilities. The Company files annual reports with the State of Wyoming, and the amount of the bonds may be adjusted annually to endure sufficient surety is in place to cover the full cost of reclamation. Uranium mining in Wyoming is subject to both a gross products (county) and mineral severance tax (state). At the federal level: aggregate corporate profit from mining ventures is taxable at corporate income tax rates, i.e. individual mining projects are not assessed federal income tax but rather the corporate entity is assessed as a whole. For mineral properties: depletion tax credits are available on a cost or percentage basis whichever is greater. The percentage depletion tax credit for uranium is 22%, among the highest for mineral commodities, IRS Pub. 535.

Accessibility, Climate, Local Resources, Infrastructure, and Physiology

The Sheep Mountain Project is located at approximate Latitude 42°24’ North and Longitude 107° 49’ West, within the Wyoming Basin physiographic province in the Great Divide Basin at the northern edge of the Great Divide Basin. The project is approximately eight miles south of Jeffrey City, Wyoming. The nearest commercial airport is located in Riverton, Wyoming approximately 56 miles from Jeffrey City on a paved two-lane state highway. The project is accessible via 2-wheel drive on existing county and two-track roads.

The Sheep Mountain Project falls within the intermountain semi-desert weather province, with average maximum temperatures ranging from 31.1 °F (January and December) to 84.9 °F (July), average minimum temperatures ranging from 9.1 °F (January) to 49.2 °F (July), and average total precipitation ranging from 0.36 -inches (January) to 2.04 -inches (May). The Company has established an on-site remote weather station and has recorded temperature, precipitation (rain and snow), barometric pressure, and wind speed since 2010. The topography consists of rounded hills with moderate to steep slopes. Elevations range from 6,600 feet to 8,000 feet above sea level. The ground is sparsely vegetated with sage and grasses and occasional small to medium sized pine trees at higher elevations. Year-round operations are contemplated for the Sheep Mountain Project.

Telephone, electric and natural gas service adequate for the planned mine and mineral processing operations have been established at the Sheep Mountain Project. Electric service and a waterline have been extended via right-of-way issued by the BLM in 2011 to both the Sheep 1 and 2 shafts. Adequate water rights are held by the Company for planned mining and mineral processing operations but need to be updated with the Wyoming State Engineer with respect to type of industrial use, points of diversion, and points of use.

The Company believes that sufficient surface rights are in place for all contemplated mining operations including tailings storage areas, waste disposal, heap leach pads, and potential processing sites.

History

Uranium was first discovered in the Crooks Gap district, which includes the Sheep Mountain Project, in 1953 (Bendix, 1982). While the original discoveries were aided by aerial and ground radiometric surveys, exploration activities were primarily related to drilling and exploratory trenching. Three companies dominated the district by the mid-1950’s: Western Nuclear Inc. (“Western Nuclear”), Phelps Dodge Corporation (“Phelps Dodge”), and Continental Uranium Corporation (“Continental”). Western Nuclear built the Split Rock mill at Jeffrey City in 1957 and initiated production from the Paydirt pit in 1961, Golden Goose 1 in 1966, and Golden Goose 2 in 1970. Phelps Dodge was the principal shareholder and operator of the Green Mountain Uranium Corporation’s Ravine Mine which began production in 1956. Continental developed the Seismic Pit in 1956, the Seismic Mine in 1957, and Reserve Mine in 1961 and the Congo Decline in 1968. In 1967, Continental acquired the Phelps Dodge properties and in 1972, Western Nuclear acquired all of Continental’s Crooks Gap holdings. During the mid-1970’s Phelps Dodge acquired an interest in Western Nuclear which began work on the Sheep Mountain I in 1974, the McIntosh Pit in 1975, and Sheep Mountain II in 1976. Western Nuclear ceased production from the area in 1982. Western Nuclear production from the Sheep Mountain I is reported to have been 312,701 tons at 0.107% U3O8. Subsequent to the closure of the Sheep Mountain I by Western Nuclear, during April to September 1987, Pathfinder Mines Corporation (“Pathfinder”) mined a reported 12,959 tons, containing 39,898 lbs. of uranium at an average grade of 0.154% U3O8 from Sheep Mountain I. U.S. Energy-Crested Corp. (“USECC”) acquired the properties from Western Nuclear in 1988 and during May to October 1988, USECC mined 23,000 tons from Sheep Mountain I, recovering 100,000 lbs. of uranium for a mill head grade of 0.216% U3O8. The material was treated at Pathfinder’s Shirley Basin mill, 130 miles east of the mine. The Sheep Mountain I mine was allowed to flood in April 2007. In December 2004, UPC (then known as Bell Coast Capital) acquired a 50% interest in the property from USECC in late 2007. USECC later sold all of its uranium assets to Uranium One Inc. Titan acquired UPC’s 50% interest in the property when it acquired UPC by a plan of arrangement in July 2009. Titan acquired Uranium One Inc.’s interest in the Sheep Mountain Project in September 2009.

Geological Setting

A primary component of the geology for the Sheep Mountain Project is the Battle Spring Formation. Battle Spring is Eocene in age. Prior to deposition of the Battle Spring Formation and subsequent younger Tertiary formations, underlying Paleocene, Cretaceous, and older formations were deformed during the Laramide Orogeny. During the Laramide Orogeny, faults, including the Emigrant Thrust Fault at the northern end of the project area, were active and displaced sediments by over 20,000 feet. Coincident with this mountain building event, Paleocene and older formations were folded in a series of echelon anticlines and synclines, generally trending from southeast to northwest. The Battle Spring Formation was deposited unconformably on an erosional landscape influenced by these pre-depositional features. Initial stream channels transporting clastic sediments from the Granite Mountains formed in the synclinal valleys. The geologic setting of the Sheep Mountain Project is important in that it controlled uranium mineralization by focusing movement of the groundwaters which emplaced the uranium into the stream channels which had developed on the pre-tertiary landscape. The Battle Spring Formation and associated mineralization at Sheep Mountain is bounded to the east by the western flank of the Sheep Mountain Syncline and to the west by the Spring Creek Anticline. To the north the system is cut off by erosion. To the south the Battle Spring continues into the northern portions of the Great Divide Basin. Mineralization occurs throughout the lower A Member of the Battle Spring Formation and is locally up to 1,500 feet thick. The upper B Member is present only in portions of the project and may be up to 500 feet thick. Although arkosic sandstone is the preferred host, uranium has been extracted from all lithologies. Grade and thickness are extremely variable depending on whether the samples are taken from the nose or the tails of a roll front. Typically the deposits range from 50 feet to 200 feet along a strike, five feet to eight feet in height, and 20 feet to 100 feet in width. Deposits in the Sheep Mountain area occur in stacked horizons from 7,127 feet in elevation down to 6,050 feet in elevation.

Exploration

During the National Uranium Resource Evaluation (“NURE”) program conducted by the DOE in the late 1970’s and early 1980’s, the project area and vicinity were evaluated. This evaluation included aerial gamma, magnetic, and gravimetric surveys, soil and surface water geochemical surveys and sampling, and geologic studies and classification of environments favorable for uranium mineralization. Additional information on exploration is included in the “Drilling” subsection below.

Mineralization

Most of the mineralization in the Crooks Gap district occurs in roll-front deposits. Roll fronts have an erratic linear distribution but are usually concordant with the bedding. Deposits have been discovered from the surface down to a depth of 1,500 feet. The two major uranium minerals are uranophane and autunite. Exploration drilling indicated that the deeper roll-type deposits are concentrated in synclinal troughs in the lower Battle Spring Formation. Three possible sources for uranium have been suggested: post-Eocene tuffaceous sediments, leached Battle Spring arkoses, and Precambrian granites. Structural controls of uranium occurrences along roll fronts include carbonaceous siltstone beds that provide a local reducing environment for precipitation of uranium-bearing minerals, and abrupt changes in permeability along faults, where impermeable gouge is in contact with permeable sandstones.

Drilling

Approximately 4,000 holes were drilled in the project area historically (prior to 1988), most of which were open-hole rotary drilling, reliant upon down-hole geophysical logging to determine %eU3O8. However, some core drilling for chemical analysis was also completed. The drill maps show hole locations at the surface and downhole drift, the thickness and radiometric grade of uranium measured in weight percent U3O8, elevation to the bottom of the mineralized intercept, collar elevation, and elevation of the bottom of the hole.

In 2005, UPC completed a drilling program consisting of 19 holes totaling 12,072 feet. Two of the 19 holes were located in Section 28 with the purpose of confirming the mineralization within the Sheep Underground mine area. The remaining 17 holes were completed in the planned Congo Pit to test both shallow mineralization and to explore a deeper mineralized horizon. This 2005 drilling has confirmed the presence of mineralization in the shallow horizons of the Congo Pit area and has identified and extended roll front mineralization in the 58 sand along strike.

Following the acquisition of UPC by Titan, five holes were drilled in the Congo Pit area in 2009 for a total of 1,700 feet. These were completed by rotary air drilling to depths exceeding 300 feet using a top drive rotary drilling rig. The drill cuttings were collected continuously during the drilling process, in two foot increments. Over 500 pounds of mineralized material was collected for metallurgical testing. In situ mineral grades for 2009 drilling were determined by geophysical logging including both conventional gamma logging and state of the art Uranium Spectrum Analysis Tool. Titan, now known as Energy Fuels Wyoming Inc. also drilled in the Congo Pit area in 2010 and 2011. There were a total of 142 holes drilled between 2009 and 2011, which total about 44,000 feet.

The Congo mineralized thickness ranges from one foot to over 19 feet. Grade varies from the minimum grade cutoff of 0.1% eU3O8 to a maximum reported grade of 1.87% eU3O8.

The Sheep Underground data set is composed of a total of 485 drill holes based on data from 483 historic drill holes and two confirmatory drill holes completed in 2005. Of the 485 drill holes, only 33 were barren and 452 contained mineralization of at least 0.5 -feet of 0.05% eU3O8. Sheep Underground mineralized thickness ranges from 0.5 feet to over 26.5 feet. Grade varies from the minimum grade cutoff of 0.05% eU3O8 to a maximum reported grade of 2.19% eU3O8.

Estimated trend width and length were based on the geologic model and actual mine workings as follows. The Sheep typical trend width is approximately 100 ft. The mine maps available for the Sheep area show development drifts, ready for extraction, with widths greater than 100 ft. In the limited areas where full extraction occurred, mined out rooms were 50 to 100 feet or in some cases wider. The Sheep trend length varies from a few hundred feet to a maximum length of about 5,500 feet based on correlation of geophysical logs.

Sampling and Analysis

The majority of the sample data available for the evaluation of resources for the Sheep Mountain Project is the historic geophysical log data. Titan has the complete hard copy data set which was passed through the chain of property title from Western Nuclear Corporation; through US Energy Crested Corporation (“USECC”); through the joint venture between UPC and U1; to Titan through its acquisition of UPC and acquisition of U1’s share of the property; and ultimately to Energy Fuels, though its acquisition of Titan. For the Congo Pit, Sheep Underground, and Sun Mc areas, the majority of the hard copy logs were reviewed both for data verification and for geologic interpretation. The majority of the Sheep Underground logs were also available as scanned images. In addition, the data includes an extensive collection of detailed mine and drill maps, both surface and underground. The underground maps show the extent of mining by date and include rib and longhole data. All pertinent maps with respect to mine design, extent of mining, drill maps, and mapping related to the mine permit have been scanned and rectified digitally. This data is stored at BRS’ Riverton, Wyoming office Mineral resource and reserve estimates for the Sheep Mountain Project are based on radiometric data. As discussed in Sections 14 and 24 of the Sheep Mountain Technical Report, available data indicates that variations in radiometric equlibrium are local in their effect which impacts the mining grade control program but does not appreciably affect the overall mineral resources or reserves. Confirmatory drilling in accordance with NI 43-101 began in 2005. The author did not observe this drilling but has reviewed the geologic and geophysical log data and finds the data to have been collected in accordance with current industry practice and to be reliable. This data confirms historical drilling results and is current and applicable to this Preliminary Feasibility Study.

With respect to the 2009 drilling program completed by Titan, drilling and sampling was observed by and/or completed by Titan and BRS personnel, including the author and employees under his direct supervision. Drill samples were collected not for verification of radiometric assay but for overburden testing per WDEQ regulations and for metallurgical testing. Drill samples for overburden testing were split with a standard rifling splitter with half of the sample sent to Energy Laboratories Inc. of Casper, Wyoming, an independent certified commercial analytical laboratory, for testing in accordance with WDEQ guidelines and the remainder was sealed in plastic bags and is currently stored in an on-site warehouse facility. Drill samples for metallurgical testing were stored and sealed in new 5 gallon plastic buckets. Samples within the mineralized zones as determined by gamma and USAT logging were delivered to Lyntek’s facility in Denver, Colorado for further assay and testing by BRS personnel. A chain of custody was established. Representative sample splits were prepared for chemical assay and were delivered to Energy Laboratories Inc. of Casper, Wyoming, an independent certified commercial analytical laboratory, for assay utilizing standard protocol and adhering to a chain of custody. These assays were used in the selection of samples for metallurgical testing. In addition to the samples from the Congo Pit drilling, mineralized stockpiles from mine material at the Sheep I shaft was sampled, assayed, and utilized for metallurgical testing. Seven samples of the Sheep I stockpile were collected ranging in grade from 0.022 to 0.067 %U3O8 and averaging 0.045 % U3O8. Bottle roll leach tests have been completed for composite samples selected to represent mineralization at both the Congo Pit and Sheep Underground. The remaining samples, with the exception of reserves sample splits, were utilized in the column leach testing for heap leach amenability. Assays of blind duplicates of select samples and check assays, at Hazen Research, a separate and independent commercial laboratory were completed. The results of the assays compared favorably. The assay data was generally not used to verify the radiometric data as this had already been done using the USAT data. A general comparison of assay data to USAT data was completed and the results were comparable. Radiometric equilibrium determinations are discussed in Section 24. No samples were collected during the 2010 drilling program. Drill cuttings were logged in the field. All holes were logged by a commercial geophysical logging company. Geophysical log data was provided in both hard copy and electronic format with the down-hole count data converted to ½ foot equivalent %U3O8 grades. In 2011 both rotary and reverse circulation drilling was completed. Bulk samples from the reverse circulation drilling have been retained in sealed containers stored at the site for further metallurgical testing but no chemical assays have been completed as of the effective date of the Sheep Mountain Technical Report. The reader should note that it is common industry practice for the exploration and evaluation of uranium mineralization in the US to rely upon downhole geophysical log data for the determination of the thickness and grade of mineralization. The sampling and assay methods described herein were for the purposes of developing bulk composite samples for metallurgical testing and environmental testing. Downhole geophysical log data was converted to equivalent uranium assays in half foot increments for geophysical logs with digital data. Geophysical logs with only analog data were interpreted using standard methods set out originally by the AEC. The primary method employed for this project is referred to as the half amplitude method. In the case of the half amplitude method the sample thickness is determined by the log signature and while interpreted to the nearest half foot the thickness of the sample varies. The author of the Sheep Mountain Technical Report was trained in this methodology through a short course conducted by Century Geophysical Corporation of Tulsa, Oklahoma and has extensive experience in the interpretation of geophysical logs.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimation geological interpretation methods methodology described herein have been employed by the author while working at similar operating uranium mines in the Gas Hills. The mining methods and factors recommended have been employed successfully at the project in the past. Successful uranium recovery from the mineralized material at Sheep Mountain and similar areas such as the Gas Hills has been demonstrated via both conventional milling and heap leach recovery. The project is a brown-field development located in a state which tends to favor mining and industrial development. The project has been well received locally and will also provide substantial revenues to both Fremont County and the State of Wyoming in addition to providing long term employment for the region. The author was not aware of any factors including environmental, permitting, taxation, socio-economic, marketing, political, or other factors which would materially affect the mineral resource estimate, herein. The estimate of mineral resources for the Sheep Underground and the Sun Mc area are unchanged from the previous reports (BRS, 2011). With respect to the open pit area: mineral resources for the Congo, North Gap and South Congo areas were combined into a single comprehensive mineral resource model. Additional areas of mineralization, based on historical data, are known within the project area but have not been included in the mineral resource estimate at this time.

The mineral resource estimates presented herein have been completed in accordance with CIM Standards and NI 43-101. Based on the drill density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, a review of historic mining with respect to current resource projections, and verification drilling, the Mineral Resource estimate herein meets CIM criteria as an Indicated Mineral Resource.

Below is a summary of the total Indicated Mineral Resource estimated for the Sheep Mountain Project:

Sheep Underground	GT Cutoff	>0.30
	Pounds eU3 O8	13,245,000
	Tons	5,640,000
	Avg. Grade % eU3 O8	0.117
Congo Pit Area	GT Cutoff	>0.10
	Pounds eU3 O8	15,040,000
	Tons	6,176,000
	Avg. Grade % eU3 O8	0.122
Sun-Mc	GT Cutoff	>0.10
	Pounds eU3 O8	2,000,000
	Tons	1,080,000
	Avg. Grade % eU3 O8	0.093
Total Indicated Mineral Resource	GT Cutoff	As Above
	Pounds eU3 O8	30,285,000
	Tons	12,895,000
	Avg. Grade % eU3 O8	0.117

This estimate includes deletion of the portions of the mineral resource model which falls within the historic mine limits which equated to approximately 25% of the initial resource estimate. Historic mining limits were imported into the resource model by individual sand horizons in three dimensions. The extent of mining was taken to be the actual mapped underground mine limit or the GT boundary representing the historical mining cutoff (8 feet @ 0.095 or a GT of 0.76), whichever was greatest. Although in many cases the mine maps showed remnant pillars, none of these areas were included in the mineral resource estimate. Thus, the estimate of current mineral resources is conservative with respect to the exclusion of areas affected by historic mining. Estimated mineral resources for potential open pit areas were diluted to a minimum mining thickness of two feet.

Geologic interpretation of the mineralized host sands was used, along with the intercepts that met the minimum cutoff grade and thickness, to develop a geologic model in which to estimate the mineral resources at the Sheep Mountain Project. The three-dimensional locations along the drill hole drift of all mineralized intercepts were plotted in AutoCAD TM. Each intercept was evaluated based on its geophysical log expression and location relative to adjacent intercepts. Whenever possible, geophysical logs were used to correlate and project intercepts between drill holes. Intercepts that met the minimum grade cutoff but were isolated above or below the host sand horizons; where data sets were incomplete; which did not fully penetrate the host sand were excluded from the mineralized envelope. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource estimate GT method. Drill spacing within the Project is not uniform due in part to the steep and irregular surface terrain and in part to the somewhat random drift or deviation of the drill holes from vertical. Drill spacing in the Congo (open pit areas) range from roughly 50 foot centers to greater than 100 foot centers. Drill spacing at Sheep Underground area varies from roughly 200 foot centers to over 400 foot centers. Drilling depths at Congo are typically less than 400 feet in the northern portions of the area to generally over 600 feet to the south. Drilling depths at Sheep exceed 1,000 feet but are typically less than 1,500 feet. Drilling depths at Sun Mc are variable depending on terrain but are typically less than 1,000 feet. In development of the initial geologic envelope, both surface drill data and data from underground mine maps was reviewed. For the Sheep Underground and other underground mines, such as the Seismic and Reserve mines adjacent and partially within the limits of the planned Congo Pit, the underground development and cross cut drifts were typically on 100 foot centers. Mining within the development drifts and cross cuts was completed by random room and pillar methods, extracting the mineralized material meeting the mine cutoff applicable at the time and leaving the lower grade material as pillars. In most cases entire 100x100 foot or larger blocks were mined and/or, in the case of the Sheep Underground, delineated by face sampling and longhole drilling but not yet mined. The current geologic and resource model is a 3D model based on geologic interpretation of 18 mineralized zones in the Congo area and 17 mineralized zones in the Sheep area. Mineralized zones from Sheep were projectable down dip to the Sun Mc Area. The estimate of mineral resources and/or mineral reserves for the Sheep Underground Sun Mc area in unchanged from the previous Technical Report (BRS, 2011). For the Sheep Mountain Technical Report, the North Gap, South Congo, and Congo mineralized zones as reported by BRS, 2011 were combined into a single unified mineral resource model. Based on the former, once the data were separated by zone an initial area of influence of 50 feet (maximum 25 foot radius or 50 foot diameter) was applied to each drill hole by zone at its drifted location to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole by hole basis. This interpretation was completed BRS staff and personally reviewed by the author of this technical report. The mineral resource estimate was completed using the GT (Grade x Thickness) Contour Method on individual mineralized zones as defined in a full 3D geological model of the deposit. The Contour Method, also known as the Grade x Thickness (GT) method, is a well-established approach for estimating uranium resources and has been in use since the 1950’s in the US. The technique is most useful in estimating tonnage and average grade of relatively planar bodies where lateral extent of the mineralized body is much greater than its thickness, as was observed in drilling of the Congo and Sheep deposits. For tabular and roll front style deposits the GT method provides a clear illustration of the distribution of the thickness and average grade of uranium mineralization. The GT method is particularly applicable to the Congo and Sheep deposits as it can be effective in reducing the undue influence of high-grade or thick intersections as well as the effects of widely spaced, irregularly spaced, or clustered drill holes, all of which occur to some degree in the Congo and Sheep deposits. This method also makes it possible for the geologist to fit the contour pattern to the geologic interpretation of the deposit. The GT contour method is used as common practice for Mineral Reserve and Mineral Resource estimates for similar sandstone-hosted uranium projects (“Estimation of Mineral Resources and Mineral Reserves”, adopted by CIM November 23, 2003, p 51.). It is the opinion of the author that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained pounds of uranium. The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging. The industry standard protocol for reporting uranium in sandstone hosted deposits in the US has been validated for the Sheep Mountain Project by test drilling at the deposit, as well as by correlation with previous mining activities.

In the fall of 2009, five rotary percussion holes were drilled on the property to study disequilibrium. Downhole logging of the drill holes was completed using standard gamma technology as well as a Uranium Spectral Analysis Tool (USAT), both supplied by Century Wireline of Tulsa OK. The USAT tool gives a direct measurement of uranium content and therefore allows determination of the equilibrium state of the uranium mineralization intersected in the hole. A total of 34 intervals were measured, showing an overall moderate positive disequilibrium (thus the true chemical grade of the mineralization is slightly higher than the equivalent grade determined by the gamma tool). The results of the resource estimates were not adjusted to account for this positive disequilibrium. Equilibrium data does show some local distribution of uranium values within mineralized zones. The ore control program recommended for this project, as described in Section 16 of the Sheep Mountain Technical Report, will account for such variations.

The estimate of mineral reserve for the Sheep Underground is unchanged from the previous reports (BRS, 2010 and 2011). With respect to the open pit mineral reserves, mineral resources for the Congo, North Gap, and South Congo areas were combined into a single comprehensive mineral resource model. Open pit mine designs and sequencing was completed for all areas, and the resultant mineral reserve estimate reflects the current open pit mine designs and economic evaluations.

Below is a summary of the total Probable Mineral Reserve estimate for the Sheep Mountain Project:

	GT minimum	Lbs. eU3O8	Tons	Average Grade % eU3O8
Open Pit	0.10	9,117,000	3,955,000	0.115

Underground	0.45	9,248,000	3,498,000	0.132

Total		18,365,00	7,453,000	0.123

The Probable Mineral Reserves are fully included in the total Indicated Mineral Resources for the Congo Pit and are not additive to that total. The Probable Mineral Reserve is that portion of the Indicated Mineral Resource that is economic under current cost and pricing conditions. This estimate includes deletion of the portions of the mineral resource model which falls within the historic mine limits. Historic mining limits were imported into the resource model by individual sand horizons in three dimensions. The extent of mining was taken to be the actual mapped underground mine limit or the GT boundary representing the historical mining cutoff (7 feet @ 0.10 or a GT of 0.7), whichever was greatest. Although in many cases the mine maps showed remnant pillars, none of these areas were included in the mineral reserve estimate. Both the estimated mineral resources and mineral reserves were diluted to a minimum mining thickness of two feet. The reported Probable Mineral Reserve is that portion of the reported Indicated Mineral Resource that is within the current open pit design. The cutoff grade of 0.05% eU3O8 at a minimum mining height of 2 foot equates to a 0.10 GT cutoff. The following table summarizes the portion of the Congo Pit that is economically mineable and meets the open pit cutoff criteria.

As the operating cost per ton varies substantially between the open pit and underground it is appropriate to have separate grade cutoff criteria for the two operations. The following table provides a calculation of breakeven cutoff grades for both the open pit and underground mines based on current cost forecasts and a sales price of $65 per pound. The costs per ton reflect operating costs only and do not include capital write off. The calculation of breakeven cutoff grade allows for a constant tail or loss in the mineral processing of 0.01 %U3O8. Note that staff and support costs are included in the open pit mining costs. Incremental underground mining costs are solely related to underground mining and mineral processing costs.

From this evaluation, and other factors such as minimum mining thickness, the mine design cutoffs were set above the minimum breakeven cutoff grades at:

  Open Pit

  Minimum 2 foot thickness

  Minimum grade .05 %U3O8

  Minimum GT 0.10

  Underground

  Minimum 6 foot thickness

  Minimum grade .075 %U3O8

  Minimum GT 0.45

Based on these parameters, the average grade mined from a combined open pit and underground operation is estimated at 0.123 e%U3O8. As mining proceeds, mineralized material encountered below the mine GT cutoff, which has to be excavated as part of the mine plan and would otherwise be disposed of as mine waste, could be salvaged at grades as low as the calculated breakeven grades of 0.024 %U3O8 and 0.046 %U3O8 for the open pit and underground mines, respectively. Without an increase in sales price or a decrease in operating costs, material salvaged at lesser grade would not be profitable. The mineral reserve as stated herein does not include the potential mineralized material, which may be salvaged, which meets the breakeven grade cutoff but is less than the design GT cutoff.

Mining Operations

The Sheep Mountain Project was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17%U3O8. Mining was suspended in 1988 and the mine has been on care and maintenance since that time.

Feasibility and Resource Studies

On March 1, 2012, Energy Fuels announced the results of the 2012 PFS for the Sheep Mountain Project which updated a previous prefeasibility study on the property prepared in 2010. The 2012 PFS increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8, which includes the Probable Mineral Reserve of 18.4 million lbs. U3O8(7.5 million tons at an average grade of 0.123%eU3O8). Under the 2012 PFS, the base plan design provides for concurrent development of both the underground and open pit deposits. The base plan generates an expected pre-tax Internal Rate of Return (“IRR”) of 42%, with an expected pre-tax Net Present Value (“NPV”) of $201 million at a 7% discount rate, and an expected pre-tax NPV of $146 million at a 10% discount rate. Initial Capital Expenditures (“CAPEX”) are expected to be $109 million.

The Company is considering a modified plan which would be expected to require a much reduced initial CAPEX of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would be expected to generate a pre-tax IRR of 35%, with pre-tax NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS base plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. of U3O8;
  The financial model is based on a long-term uranium price of $65.00/lb. based on historical average prices over the three years prior to the date of the 2012 PFS, and supported by published reports of securities analysts at the time;
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. of U3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. of U3O8, an increase of 29.6% in Probable Mineral Reserve over the 2010 prefeasibility study;
  Initial mine life: 15 years, compared to the originally reported 11 years;
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined;

  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;
  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million; and
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%.
  Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate.

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (US$/pound)	$60.00	$65.00	$70.00

Pre-tax NPV @ 5% discount rate	$202 MM	$249 MM	$296 MM
Pre-tax NPV @ 7% discount rate	$161 MM	$201 MM	$240 MM
Pre-tax NPV @ 10% discount rate	$115 MM	$146 MM	$176 MM
Pre-Tax IRR	36%	42%	48%

In summary, the primary changes in the 2012 PFS that improve economics as compared to the previous 2010 prefeasibility study:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally;
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve;
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve; and
  Average grade for the project increased from 0.111% eU3O8 to 0.123% eU3O8.

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 prefeasibility study. The 2012 PFS was filed on SEDAR on April 13, 2012.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a Plan of Operations (“PO”) for the BLM. Baseline studies included wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO was accepted as complete by the BLM, and an EIS was initiated in August 2011. Energy Fuels revised the PO in July 2012, consistent with the modified plan presented in the 2012 PFS. In July 2013, the PO was again revised to reflect a new waste rock disposal layout for the open pit mine and an improved and more economical heap leach and processing facility. The revised PO also included the option of transporting ore off-site for processing. Work on the EIS is ongoing with a draft EIS scheduled to be released for public comment in 2014.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision was completed in 2013 and resubmitted in January 2014. The revision includes expansion of surface and underground mining operations and an updated reclamation plan consistent with current reclamation practices.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is in an advanced stage of preparation. This license will allow Energy Fuels to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. Energy Fuels anticipates the final application will be submitted in 2014. The review and approval process for this license by the NRC is anticipated to take approximately 3 years. Energy Fuels is also evaluating off-site processing options for this project.

Gas Hills Project

Unless stated otherwise, the following description of the Gas Hills Project is derived from a technical report entitled “National Instrument 43-101 Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”, dated March 22, 2013 (the “Gas Hills Technical Report”), prepared by Richard L. Nielsen, PhD., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E., and Matthew P. Reilly, P.E., in accordance with NI 43-101 (the “Gas Hills Technical Report”). The technical report includes an updated NI 43-101 compliant mineral resource estimate. Each of the authors of the Gas Hills Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. The Gas Hills Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com.

The Gas Hills Project was acquired on August 29, 2013 as a result of the merger transaction between Energy Fuels and Strathmore. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above.

Property Description and Location

The Gas Hills project, located in Fremont and Natrona Counties, Wyoming, totals approximately 19,000 acres and consists of 918 unpatented lode mining claims, one State of Wyoming mineral lease, and one private mineral lease. The properties are in central Wyoming within Townships 31-33 North, Ranges 89-91 West, 6th Principal Meridian.

Of the 918 claims, 763 are unpatented lode mining claims owned 100% by the Company and are located on public lands administered by the U.S. Bureau of Land Management (“BLM”). Ninety-four (94) of the claims are located on split estate lands where the surface is privately owned, but the federal government owns the mineral rights. The claims are listed in the BLM Mining Claim Geographic Index Report (“LR2000”) with a location date of June 29 and 30, 1965. The latest assessment year is 2013 and the claims are shown as “Active”. Holding costs for the claims include a claim maintenance fee of US$140.00 per claim payable to the BLM before September 1 of each calendar year and the recording of an affidavit and Notice of Intent to Hold with the Fremont or Natrona County, Wyoming clerk (as applicable) at a cost of about $10 per claim. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above

Strathmore entered into an agreement with Elmhurst Financial Group Inc. (“Elmhurst”) on October 31, 2007 to purchase 155 unpatented lode mining claims located in the Rock Hill part of the Gas Hills Project and additional nearby claims were staked on behalf of Elmhurst, of which 178 are still held by the Company. A net production royalty of 5% was assigned to Elmhurst on these claims. No other royalties encumber any other claims in the Gas Hills project.

Strathmore acquired the State of Wyoming Mineral Lease No. 0-42121 (the “Wyoming State Lease”) on April 2, 2007. The lease covers approximately 320 acres in Section 36, Township 33 North, Range 90 West. The Wyoming State Lease is in place until it expires on April 1, 2017. The Wyoming State Lease has a royalty of 5% payable to the State of Wyoming.

On July 28, 2010, Strathmore entered into a mineral lease agreement with James D. Sherlock, Mary Freezer and Donna Robeson as Trustees for South Pass Land and Livestock Company for two parcels of land: 40-acres at the Jeep Project and 40-acres at the Day Loma Project (the “Sherlock Lease”). The Sherlock Lease is effective for an initial 10-year period with indefinite 10-year renewal periods. The mineral owner was granted a 5% net production royalty. As the mineral lease holder does not hold title to the surface of these two parcels, Strathmore entered into a Surface Use and Access Agreement (“SUA”) with the surface holder, Philp Sheep Company. The SUA also includes additional lands at the Loco Lee and Rock Hill projects where Strathmore controls the mineral rights but not the surface estates.

The majority of uranium deposits targeted for eventual production lie at depths from surface to approximately 450 feet in the main part of the Gas Hills Project. Depths to mineralization reach 1,200 feet below the prospective Beaver Rim to the south. Significant previous drilling and mine production has occurred on and adjacent to the Company’s claims in the Gas Hills. These surface disturbances mainly consist of drill roads, drill sites, haul roads, spoil dumps, and reclaimed, mined-out open-pits. On the Company’s claims, the drill pits have been reclaimed as required by State law. All physical work performed by the company is covered by bonds filed with the Wyoming Department of Environmental Quality (“WDEQ”) and the BLM. Several legacy reclamation programs of historic mining activities are ongoing in the Gas Hills area, including on lands controlled by the Company. These programs are carried out by the WDEQ and its Abandoned Mine Lands Division (“AML”) with cooperation from the BLM. In addition, several former mill tailings sites on adjacent lands have been or will be reclaimed and transferred to the U.S. Department of Energy (“DOE”) for long-term care and maintenance. All of this reclamation activity is performed at the sole cost of the state and federal government.

Prior to any exploration or drilling activities in the Gas Hills project, the Company is required to apply for drilling permits with the WDEQ Land Quality Division (“WDEQ-LED”) and the BLM. Prior to the issuance of any permit, a reclamation bond is posted by the Company. Strathmore applied for and was granted eight drilling permits covering parts of six properties in the Gas Hills project. The State has combined some of the permits. Reclamation of the disturbed areas has resulted in significant reductions in the bonds. EFR has four permits still open; drilling can resume at any time, but will require increasing the bonds.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gas Hills project is highly accessible via public roads and highways. The Gas Hills uranium district is near the geographic center of Wyoming. It is partly in Fremont County and partly in Natrona County, midway between the cities of Casper and Riverton. Altitude ranges from about 6,000 feet to over 8,000 feet. A steep north-facing escarpment from 400 to 500 feet high above the surrounding lands, called the Beaver Divide, extends from the southwestern part of the district to the east-central and southeastern parts. The areas north and south of the Beaver Divide are gently rolling semi-arid sagebrush-covered desert.

Climate in the Gas Hills uranium district is continental semi-arid, with annual precipitation of 8-12 inches, mostly falling in the form of late autumnal to early spring snows. The summer months are typically hot, dry and clear except for infrequent rains. Because of the dry climate, almost all of the streams in the area are ephemeral, flowing only during storm events or spring snow melt. Winters are cold and summers are hot. Year-round open-pit mining operations were successfully carried out previously in the Gas Hills uranium district. Studies have found most common native vegetation is sagebrush and to a lesser extent, rabbit brush. No threatened or endangered plants were found on the properties. Mule deer and pronghorn antelope are common in the region, as are nesting raptors. Small rodents and rabbits are common. The Greater Sage Grouse, present in the general area of the project, is being considered for listing as a threatened or endangered species.

Extensive natural resources production in Wyoming provides a highly skilled labor force in the region. Population centers within two hours of the Gas Hills Project include Casper, Riverton, Lander and Rawlins, where labor, equipment and supplies may be obtained. Paved roads from these cities extend to the edge of the Gas Hills Project area. Access and haul roads within the project are graded gravel and are maintained by the State, County and mining companies operating in the area. Functioning power lines, natural gas lines, telephone and fiber optic cable are present or and near the Gas Hills Project area. Several wells producing water for domestic and industrial uses are on or close to the Gas Hills Project area.

History

The Gas Hills uranium district has historically been one of the major uranium mining and production regions of the United States. Total district-wide production totaled approximately 100 million lbs. of uranium from the mid-1950’s to the late 1980’s. Following the initial discovery of uranium in the district in 1953, a staking rush ensued, thousands of mining claims were staked within a few months, and exploration exposed numerous near-surface oxidized deposits. Shipments of ore were sent to Edgemont, South Dakota, or to Vitro’s mill in Salt Lake City, Utah. By 1959, there were five uranium mills operating in the region: Lucky Mc, Split Rock, Susquehanna, Federal-American Partners, and Globe, Inc. In the early-1980’s, the spot price of uranium dropped, and the Wyoming uranium mills were placed on standby and eventually dismantled. The last mill production in the Gas Hills uranium district occurred in 1988 at Lucky Mc. Extensive mill site mine reclamation occurred from the late 1980’s until the present time.

More than 100,000 exploration and development holes were drilled in the Gas Hills from the mid-1950’s to 1979. Since 1990 only a few hundred holes have been drilled, nearly all by Strathmore and Cameco. The various mining companies that explored for and developed uranium deposits in the Gas Hills during the 1950’s-1980’s used various estimation methods and terms for their estimates. Essentially all companies determined uranium values in drill holes with a gamma-ray probe. Tonnages were determined by various methods: some were done by polygons constructed around mineralized drill holes, other estimates were termed “statistical” where various circles of influence were constructed around mineralized drill holes and then statistically summed. Companies routinely used 16 cubic feet per ton for the tonnage factor.

The Day Loma uranium mineralization was discovered in the 1950’s and was later owned by Western Nuclear Inc., later acquired by Phelps-Dodge. Mining by open pit and underground continued to 1977 and resulted in the total production of 498,381 tons with a grade of 0.248%, yielding 3,284,593 pounds of U3O8. In 1978, Energy Fuels Nuclear (no relation to the Company) entered into an agreement to purchase the Day Loma properties from Western Nuclear and initiated an aggressive drill program in 1978. In April 1979, Pathfinder Mines completed 200 holes at Day Loma, confirming additional mineralization.

Three mining companies, Gas Hills Uranium, Federal Resources, and Radorock Uranium, formed a partnership and constructed the central Gas Hills uranium mill. Through various reorganizations, this group later became known as Federal-American Partners (“FAP”). FAP signed an agreement with the Tennessee Valley Authority (“TVA”) in the early 1970’s to develop uranium ores in the Gas Hills area. In the early 1980’s TVA acquired all of the mining interests of FAP and subsequently sold them to Power Resources Inc. (“PRI”, which was later acquired by Cameco Corporation) in 1991. Cameco maintained many of the claims until the early 2000’s, when they dropped their rights to mineralization deemed too shallow for in-situ recovery (Loco-Lee and Bullrush), in addition to those claims considered too close to previously mined open pits (Andria, George-Ver, Day Loma, Sunset) and mineralization at greater depths (Beaver Rim).

The Loco-Lee deposit lies adjacent to the Day Loma property and was part of the FAP property. Loco-Lee was sold to PRI/Cameco. Cameco dropped the mineral rights to Loco-Lee, which were later staked by Strathmore. Past production figures for Loco-Lee are not available. American Nuclear reportedly drilled 1,508 holes in Day Loma that provided information for the historical tonnage and grade estimates. Although, not complete, Strathmore was able to acquire information on 652 holes from Cameco. FAP designed a Loco-Lee pit in preparation for mining, and it is evident from shape and extent of the proposed pit that many of the missing holes contain significant uranium mineralization.

Bullrush consists of several separate uranium deposits about one to two miles west of George-Ver at the northwestern extreme of Strathmore’s Gas Hills area. They are located on property that once was part of FAP, Western Nuclear’s (acquired later by FAP), and Union Carbide’s historical land positions. There has been significant historical production from the property, predominantly by open-pit methods and to a lesser extent by underground mining. The FAP portion was sold to PRI in 1991. Cameco dropped the mineral rights to Bullrush, and these were later staked by Strathmore. FAP had previously acquired the Western Nuclear mineral rights in the 1960s. Production records are very limited; however, by 1961 Western Nuclear mined 105,300 tons grading 0.196% for 412,000 pounds of uranium from four shallow open-pit mines. Later, FAP mined additional deposits on their portion (Bullrush, Sagebrush, Tablestakes) of the current property; final production numbers are unknown. On the west side of the Bullrush Property, Union Carbide developed uranium deposits by open-pit mining. Their “George” pits were excavated in the early 1980s to a depth of ~200-250 feet; final production numbers are unknown.

Jeep is a relatively small uranium deposit located about three miles southwest of Day Loma. It is located on property that once was part of the FAP land position. There has been no historical uranium production from this property.

The Rock Hill deposits located in the northeast part of the Gas Hills project area lie north of Cameco’s planned in-situ mining area. The deposits were discovered in the 1950’s as surface outcrop radiometric anomalies. In the 1960’s Vipoint Mining Company’s (“Vipoint”) drilling defined several near surface uranium deposits. Adobe Oil and Gas Company (“Adobe”) in 1975 entered into an agreement with Vipont to develop an open pit mine. During 1977-1981, Adobe drilled about 500 development holes in addition to 50 core holes to delineate two deposits (Rock Hill and Red Horse) adjacent to several mined by Union Carbide and Utah Int’l/Pathfinder. Total past production from the Rock Hill property is unknown.

Strathmore’s property includes portions of the Beaver Rim area, which is located to the south of the target areas previously discussed herein. CAM estimated that approximately 500 to 750 holes were drilled above Beaver Rim prior to 1980. Cameco is currently drilling on their side of the Beaver Rim property line in an area known as the Allegretti uranium trend. The Allegretti claim group was previously owned by Adobe. Uranium mineralization in the Wind River formation was located by drilling in six horizons, each containing roll type uranium mineralization. Two separate areas about 5,000 feet apart were explored by historical drilling. Twenty exploration holes were drilled in the north area, some of which were located on Strathmore property. Of the twenty holes, 18 encountered evidence of mineralization on four levels. The depth of mineralization is about 1,200 feet.

Geologic Setting

The host for uranium mineralization in the Gas Hills District is the Eocene Wind River Formation, a continental fluvial sedimentary sequence consisting of arkosic sandstones with lesser amounts of siltstone, carbonaceous mudstone, and tuffaceous sandstone.

The uranium deposits are roll-front type, crescent-shaped in vertical cross section, and with a linear sinuous pattern in plan view. Reduced uranium minerals, uraninite and a little coffinite are concentrated in the sandstone matrix in the crescent roll. A concave contact separates the roll from adjacent bleached and oxidized host rock barren of uranium. This contact is the “roll-front”. Upper and lower boundaries of mineralization generally are beds of impermeable mudstone. Individual rolls can be a few feet to tens of feet thick. In plan, rolls can be traced for several thousand feet.

Roll-type uranium deposits are formed where oxidized and soluble uranium is carried down a permeable sandstone bed to a point where it meets reducing conditions. Uranium is reduced and deposited as uraninite and coffinite along the roll-front.

Application of current and historical exploration information, and known geological controls on mineralization, suggest that additional U3O8 could be present in already-identified trends, in addition toareas where sparse drill information is available, such as the exploration area south of Beaver Rim, where geological conditions appear favorable. The potential quantity and grade in these targets is conceptual in nature; exploration activity has not been sufficient to define a mineral resource, and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource under NI 43-101. The exploration targets identified in the Gas Hills Technical Report are not reported as a part of any Mineral Resource or Mineral Reserve. The targets either contain known mineralization as determined by historical exploration activities or lie adjacent to known uranium mineralization. Characteristics of each target such as grade, length of the mineralized trend, width or thickness can only be projected from nearby areas containing well defined mineralized bodies. These are potential exploration targets.

Exploration

Strathmore’s exploration activities focused primarily on the George-Ver, Frazier LaMac, Loco-Lee, Day Loma, Bull-Rush, Rock Hill, Andrea, Sunset, Table-Stakes areas within the main Gas Hills area. All of these properties have a significant historical resource and at least several hundred historical holes in each property. Beginning in 2007 and continuing to the present, Strathmore’s exploration for uranium in the Gas Hills has involved confirmation drilling of previously-explored areas, along with some step-out drilling in other areas. Definition of the water table, preliminary metallurgical tests, and design of a proposed heap-leach pad and recovery plant were initiated by Strathmore. Exploration and confirmation drilling, in addition to permitting activities were completed as part of a US$8 million program formally announced by Strathmore on June 26, 2012 as a part of a strategic venture with Korea Electric Power Corporation (“KEPCO”).

Strathmore utilized a prompt-fission-neutron (“PFN”) logging tool, gamma-ray probing tools, and select chemical assays for the measurement of uranium in the Gas Hills project. Equivalent uranium values, expressed as eU3O8, were obtained from down-hole gamma-ray probes, assuming that uranium and its daughter products are in radiogenic equilibrium. The probes were standardized and calibrated using test pits operated by U.S. Department of Energy, located in Casper, Wyoming and Grand Junction, Colorado.

Many drill holes completed subsequent to November 11, 2011 were logged using a PFN logging tool which gives a direct reading of uranium content.

Strathmore carried out confirmation and development drilling on the Day Loma, George-Ver, Loco-Lee, Jeep and Rock Hill properties. Each of these areas has been the site of past mine production and have historical mineral tonnage estimates. Most of the holes were rotary-drilled, with some reverse-circulation holes and a few cored sections. Strathmore drilling for each of the five areas is summarized below.

Day Loma

Strathmore initiated drilling at Day Loma during 2010, consisting of seven rotary confirmation holes and two monitor wells for base-line water quality tests. All holes encountered uranium mineralization varying from 0.012 to 0.355% eU3O8. In 2011, an additional 34 holes were drilled, including three holes drilled by a reverse circulation rig. These holes were logged by both gamma-ray and PFN probes. All holes encountered mineralization ranging from 0.011% to 0.293% eU3O8.

George-Ver

Drilling at George-Ver took place from 2007 to 2010. A total of 25 holes were drilled including seven core holes. Uranium mineralization varies from 0.007% to 0.261%eU3O8. Generally, chemical assays of core are higher than the gamma-ray probe measurements.

Loco Lee

The Loco-Lee property was drilled with 15 holes in 2010 and 2011 with three being core. Gamma-ray probe readings vary from 0.019 to 0.404%eU3O8. The 11 holes drilled in 2011 also were logged with a PFN probe to obtain disequilibrium information. The PFN readings generally were greater than the gamma-ray probe.

Jeep

Strathmore drilled 40 development holes at the Jeep property in 2007. All holes were logged by standard gamma-ray probe, and readings of up to 0.058% eU3O8 were obtained.

Rock Hill

Twelve holes were drilled by a reverse circulation rig at the Rock Hill property in 2011 to confirm historical drill data and collect bulk samples for metallurgical needs. Holes were logged with a standard gamma-ray and PFN probes. Generally PFN probe readings were higher in uranium values than provided by gamma-ray probes, and vary from 0.01% to 0.104%eU3O8.

CAM concluded from its study of all PFN and gamma readings data from Strathmore’s drilling that disequilibrium effects are present and that actual amount of uranium in the drilled deposits may be greater than those indicated by the gamma-ray probe.

Mineralization

Uranium mineralization in the Gas Hills is present in bodies usually referred to as “rolls.” In vertical cross section, they are irregularly crescent shaped. Rolls are the result of oxidized and soluble uranium being transported by ground water to a location within a permeable sandstone host where a reaction within a reducing environment occurs and insoluble reduced uranium minerals are deposited. The contact between oxidized and reduced conditions is called the “roll front”.

In the body of the crescent, individual rolls range from a few inches to many feet in vertical thickness. Average thickness of a well mineralized roll is 10 to 15 feet; many rolls thicker than 20 feet have been mined. The upper and lower horns of the crescent thin away from the body of the crescent. In the Gas Hills, the lower horn normally is greatly extended and thins gradually, whereas the upper horn is short and thins abruptly.

On the concave side of a crescent-shaped mineralized body, relatively light gray colored altered host rock is present. The contact is a slightly irregular narrow zone, and the change from uranium-bearing to bleached or altered rock normally takes place within a distance of three inches or less.

On the convex side of a crescent shape mineralized body, relatively dark greenish-gray unbleached (unaltered) rock is present. The contact between uranium-bearing and unbleached or unaltered rock is an extremely irregular interfingering, mostly gradational feature but the contact between individual fingers of mineralized rock and unbleached host may be moderately sharp. The fingers of mineralized rock point in the direction of unbleached rock; this direction can be thought of as the direction in which the roll is facing.

Upper-limb mineralization dies out away from the body of the crescent in an abrupt manner somewhat similar to that of the contact between uranium-bearing and bleached rock on the concave side of the crescent. In contrast, lower limb mineralization normally terminates gradually in the way that ore terminates on the convex side of a roll.

Rolls ordinarily are stacked en echelon, forming multiple mineralized bodies. A series of stacked rolls can be thought of a frontal system. The number of rolls and vertical separation between them can be large or small, and as a result, mineralization may occur through a large stratigraphic interval. In the central Gas Hills district, ore has been found in a stratigraphic interval almost 300 feet thick.

Un-oxidized mineralization is dark, and usually the darker the ore the higher the grade. The uranium minerals are very fine grained uraninite and a little coffinite. The only non-silicate gangue minerals present in significant amounts are fine-grained pyrite and marcasite, and they are intimately mixed with uranium minerals.

Uranium is not distributed uniformly throughout a roll, rather, it is typically concentrated in the body of the crescent close to the concave side. High-grade mineralization locally contains several percent U3O8 per ton. The grade progressively decreases away from the high-grade zone.

Drilling

Prior to the Company’s acquisition, Strathmore’s drilling was successful in better-defining mineralized areas and in defining NI 43-101 compliant mineral resources, as discussed in the following sections. CAM visited Strathmore’s active drilling sites in the main lower Gas Hills district and in the Beaver Rim area on April 24, 2012, August 7, 2012, and November 7 – 9, 2012 and verified the drilling procedures described below.

Strathmore’s practice was to drill holes using 4¾ to 5¼-inch diameter bits by conventional rotary drill rigs using air, foam or circulating drilling mud. The cuttings were collected over 5 foot intervals and laid out on the ground in rows of 20 samples (100 feet) by the driller. The site geologist examined cuttings in the field to determine rock type and geochemical alteration. The geologist also determined when the drill hole is terminated. Logging trucks are at the drill site and the holes were logged with a gamma probe and a probe containing a gamma detector and a PFN probe.

In May 2011, Strathmore started drilling in the Gas Hills, specifically on the Day Loma, George-Ver, Loco-Lee, Bullrush, and Rock Hill properties, using a reverse-circulation drill rig. A total of 41 holes were drilled and logged with gamma and PFN tools during the summer 2011. Samples were collected for mine and mill permitting requirements. This method allows bulk samples to be collected from surface to total depth (varies from 100-450 feet). The retrieved mineralized samples are substantial in size and can be used for mill amenability and column leach testing to determine the ideal leachant and mill scenario. Holes drilled for environmental monitoring of water are designated with a number followed by MW in the Gas Hills Technical Report and are included in the numbering sequence that includes all holes. All holes, including MW holes were logged by gamma probes, and at times, by the PFN probe. Late in 2011 and throughout the 2012 drilling campaign, Strathmore searched for historic drill holes in the principal target areas in the field. When found, these holes were reamed or re-drilled and logged with gamma ray probe and with the PFN tool. Locations of the holes were established with GPS surveying. These recovered historic holes are identified by WO in the respective hole number within the Gas Hills Technical Report. Beginning in May 2012, prior to the effective date of the Gas Hills Technical Report, Strathmore used GAA Wireline Inc. to log holes, and to verify the Strathmore gamma and PFN readings.

Strathmore drilled 60 rotary holes and three core holes in the Bullrush area in 2012. All holes were logged with a gamma ray probe and a PFN tool. Eleven confirmation rotary holes and one core hole were drilled in the area of the historic pit designed by FAP. Strathmore drilled 49 rotary exploration holes and two core holes in the Bullrush West-29 target area. These holes were drilled in a grid pattern, with lines spaced 200 feet apart and holes located at intervals of 200 feet along the lines.

In October 2010, Strathmore initiated drilling on the Day Loma Property. Nine holes were drilled; seven confirmation holes and two monitor wells. The seven holes were drilled to confirm mineralization at the Property and to extend the southeast trend into untested areas. The two monitor wells were drilled for baseline water quality data collection and analysis as required for mine permit submittal, and were all logged for uranium. Two areas within the Day Loma area are considered to have potential for commercial uranium mineralization. One area lies immediately east and south of the old open pit mine, called the Day Loma Southeast Extension target. Thirty-eight holes were drilled in this area, including one core hole in 2012. The second exploration target area drilled was the Northeast target and 25 holes were drilled in this area, including one core hole in 2012. Other holes were drilled across the greater property to confirm the mineralization indicated by the historical database.

Drilling at the George-Ver property in 2011 and 2012 was concentrated in three areas located north, west, and South of the historic Lucky Mc open pit. Twelve rotary holes and seven core holes were drilled in the area located north and northwest of the old Lucky Mc open pit. The holes were logged with both gamma probe and PFN tools. Twenty-four rotary holes were drilled west of the old open pit and 17 rotary holes were drilled south of the old Lucky Mc open pit. All rotary holes were logged with gamma-ray and PFN probes.

Sixty-five rotary holes and seven core holes were drilled at Loco-Lee in 2011 and 2012. Thirty-eight rotary holes and six core holes were drilled to confirm mineralization in the known area of extensive historic drilling located to the northeast of the old open pits. These holes were drilled on a grid with lines spaced 100 feet apart and holes located 100 feet apart along the lines. In addition, thirteen exploration rotary holes also were drilled in a potential mineral target area north and west of the known mineralized area with extensive historic drilling.

Strathmore started drilling the Rock Hill Property in April 2011. Twelve holes were drilled by reverse-circulation across the Rock Hill deposit to confirm existing historical drilling, retrieval of samples for overburden characterization (mine permit requirement), and for recovery of mineralized samples for mill amenability and column leach tests. The holes are located very close to the claim boundary against adjacent land controlled by others. Strathmore probed each of the twelve 2011 holes, using their standard gamma and PFN logging tools. Strathmore drilled 26 more confirmation rotary holes and four core holes in 2012 at the Rock Hill deposit; each of the holes was logged by gamma and PFN probes. An additional eight (8) confirmation rotary holes were drilled to the southwest of the Rock Hill mineralization in an area previously mined by Utah International and planned for mining by Union Carbide.

The Tablestakes Project Area is located southeast of Strathmore’s past-proposed Gas Hills uranium recovery facility. Part of the target is an area called Amazon by FAP. Strathmore drilled 13 holes in this Amazon target area in 2012. Holes are widely spaced and drilled on grid lines spaced 400 feet apart, and holes located 400 feet apart on the grid lines. Six (6) additional holes were drilled to the west, in an area of pit highwalls not mined previously by Union Carbide and FAP. All holes were logged with gamma and PFN logging probes.

Strathmore carried out exploration drilling at several targets south of the Beaver Rim Divide during the summer and autumn of 2012. Location, geologic favorability and previous historic drill testing justified additional exploration in the area. Strathmore drilled 12 rotary exploration holes in the West Diamond target and three rotary exploration holes in the East Diamond area. Nineteen rotary exploration holes were drilled in the South Black Mountain target area. All holes were logged with the gamma probe and several with the PFN tool. No core holes were drilled south of Beaver Rim.

Please refer to the Gas Hills Technical Report for the results of all drilling.

Sampling and Analysis

Sedimentary uranium deposits are most efficiently sampled by measuring the quantity of radiation emitted along the length of a drill hole and converting those measurements into equivalent grade and thickness of uranium mineralization. Such measurements are typically obtained through the process of down-hole logging with various instruments, supplemented by chemical assays.

Historical Data

The bulk of the drilling on the property was undertaken prior to 1980, and is considered “historical” under NI 43-101. Sedimentary roll uranium deposits were historically sampled by measuring the quantity of radiation emitted along the length of a drill hole, and converting these measurements into equivalent grade and thickness of uranium mineralization. Standard logs consist of recordings of gamma, self-potential and resistivity. Equivalent U3O8 content was calculated from gamma logs using industry-

standard methods developed by the U.S. AEC. Some check analyses were done by fluorimetric chemical analyses and closed-can radiometric analyses. Any differences between the two analyses would indicate a radiogenic disequilibrium situation where gamma logs did not provide an accurate analysis of the quantity of uranium present. Chemical analyses for uranium were historically done at ISO-certified laboratories.

Strathmore Data

Between 2007 and November 11 2011, Strathmore, logged all its holes with gamma-ray probes. A few core holes were drilled to supplement the gamma data, and to provide material for metallurgical testing. Strathmore implemented PFN logging, and select core assaying, in addition to gamma logging. PFN analysis assesses the quantity of uranium present surrounding a drill hole directly by measuring neutrons fissioned from the U235 isotope, thus aiding in determining any disequilibrium which may be present.

Data Verification

Validation of the drill hole database is a key element in preparation of an NI 43-101 report. The drill hole database for the Gas Hills project consists of thousands of historical drill holes with gamma logs, mostly from the 1970s, but also with some from as early as the 1950s. It is recognized that gamma logs are indirect measurements of the amount of uranium present and must be validated. Typically, this process consists of comparing equivalent uranium determined from gamma log interpretations with chemical analyses of rock core recovered from core holes. This process is subject to some degree of uncertainty because the gamma logs and the chemical assays are obtained from different samples: core from the drill hole itself and gamma readings from the material surrounding the hole.

CAM undertook a rigorous statistical comparison of Strathmore’s drilling results with those of historical operators, as shown in Section 12 of the Gas Hills Technical Report. The comparison also included comparison of historical chemical assays of historical drill core with gamma logs of the cored intervals, and comparison of Strathmore’s gamma and PFN logging of the dual-probed intervals. As a result of these studies, CAM concluded that the historical drilling at Day Loma and Rock Hill, augmented by Strathmore’s drilling, were suitable for use in Mineral Resource estimation. There was not sufficient comparative data from George-Ver, Loco Lee, or Jeep to allow estimation of compliant Mineral Resources in these three areas.

Metallurgical Studies

The Company’s concept is to mine uranium-bearing material by open-pit and underground methods, heap-leach the mined material, and recover uranium by ion exchange. Strathmore previously contracted Lyntek Inc. of Denver, Colorado, to conduct preliminary metallurgical tests by bottle-roll and column-leach to assess uranium recoveries. Eight composite samples were prepared from drill cuttings obtained from drilling at Bullrush-Tablestakes, Day Loma, George-Ver, Loco-Lee and Rock Hill properties. These were submitted to InterMountain Labs in Sheridan, Wyoming and to Lyntek for metallurgical test work. Results of preliminary bottle-roll tests indicate average recoveries of 89.2%; overall reagent consumption is low.

Security of Samples

The historical sampling, logging, and gamma-probing were subject to the normal industrial security controls typical of the 1950’s to 1970’s. Strathmore’s security practices involved: awareness of chain-of-custody issues, limited access to logging tools through locked storage as approved by the NRC, and continuing calibration of logging tools to assure that no tampering occurred. All drill hole physical samples were locked in storage until sent for laboratory testing.

Beginning in May 2012, Strathmore utilized third-party independent PFN and gamma logging provided by GAA Wireline Inc of Casper, Wyoming. GAA operated their own logging equipment and at times, provided loggers who operated Strathmore’s company-owned PFN logging truck. GAA provided calibration documentation of test pit runs, which were also reviewed by CAM.

Mineral Resource and Mineral Reserve Estimates

Below is a summary of the total Indicated Mineral Resources estimated for the Gas Hills Project:

Area	Thickness (Ft)	Cutoff Grade (eU3O8%)	Grade Thickness	Tons (1,000,000s)	Contained Lbs. (eU3O8) (1,000,000's)	Average Grade (eU3O8%)	Average Thickness (Ft)
Day Loma	1.0	0.035	0.035	1.4	4.0	0.14	4.4
George-Ver	1.0	0.035	0.035	0.9	1.4	0.08	4.1
Total	1.0	0.035	0.035	2.3	5.4	0.13	4.3

Below is a summary of the total Inferred Mineral Resources estimated for the Gas Hills Project:

Area	Thickness (Ft)	Cutoff Grade (eU3O8%)	Grade Thickness	Tons (1,000,000s)	Contained Lbs. (eU3O8) (1,000,000's)	Average Grade (eU3O8%)	Average Thickness (Ft)
Bullrush	1.0	0.035	0.035	0.9	0.9	0.05	5.7
Day Loma	1.0	0.035	0.035	0.6	1.2	0.10	3.2
George-Ver	1.0	0.035	0.035	0.4	0.5	0.07	3.2
Loco-Lee	1.0	0.035	0.035	1	1.2	0.06	3.2
Rock Hill	1.0	0.035	0.035	1.1	1.7	0.08	8.3
Total	1.0	0.035	0.035	3.9	5.5	0.07	5.1

The Gas Hills Project contains no NI 43-101 Mineral Reserves.

Key assumptions in the resource estimate are as follows:

  CAM reviewed gamma ray, PFN, closed can and chemical assay data for all five properties. For Day Loma and George-Ver CAM found that PFN, closed can and chemical assay data supported the assumption that the gamma ray eU3O8 could be used for calculation of indicated and inferred resources. For Bullrush, Rock Hill and Loco Lee the data are suitable for estimation of an inferred resource but believes that additional chemical, closed can and associated PFN and gamma ray data are required for the estimation of indicated and measured resources.
  CAM reviewed the geometry in three dimensions of mineral intercepts above the grade of 0.035 and a minimum thickness of 1 foot. A content of 0.035% eU3O8 corresponds to a contained uranium value of $35 per ton at a $50 uranium price. A foot is about the minimum thickness that can be selectively mined by open pit methods. This review indicated that likely open pit minable mineralization is confined by elevations or depths. These elevations or depths were used to define limits for a potentially open pit minable resource.
  Day Loma and George-Ver were historically mined by open pits and by underground workings. The areas of historic mining were excluded from resource tabulation based on the plan footprint of historic mining. Depending on backslope and vertical extent of underground workings, this may be conservative.
  Grade thickness and thickness contour maps were constructed using all the data and a zero nugget linear variogram. This gives a smooth contour map which honors the data. The contour maps were consistent with usual roll front deposit geometry but all contour maps showed the connectivity associated with potentially minable mineral deposits.
  Limits of mineralization in plan for each of the 5 areas were provided by Strathmore. CAM reviewed these and found them to be reasonable so resource reporting was additionally constrained to within these areas.
  Based on a the variogram ranges of a minimum about 200 feet and review of grade thickness contour maps CAM classified resources as inferred if values were interpolated up to 400 ft and extrapolated to 200 feet and were not indicated. Resources were classified as indicated if values were interpolated up to 282 ft and extrapolated to 141 ft. Note that indicated must also have an acceptable equilibrium factor.
  A specific volume of 16.9 cubic feet per ton is suitable for the estimation of tonnage and contained pounds. This is based on current measurements. Although additional specific volume information should be obtained, CAM believes this value is suitable for estimation of an inferred and indicated resource.

Using grade thickness contours to calculate resources is accepted engineering practice for roll front uranium deposits (e.g. NI 43-101 resource report on Sheep Mountain for Titan Uranium, March 2011). If a contouring algorithm which honors the data is used, the results in terms of totals are often not dissimilar to the widely-used Nearest-Neighbor method. However, there is no single contouring package which seems to be preferred in uranium. CAM examined several different contouring algorithms available in the public domain and commercially. CAM finally settled on estimation using all the data with a zero nugget linear variogram. The underlying mathematics of this estimation technique is the same as kriging but the zero nugget linear variogram assures that the input data is honored. This is a linear estimator and may be mathematically shown to give exactly the same total resource as if the roll fronts were split into individual rolls or by flitches or benches and estimated using the same contouring algorithm for each unit. This statement, while mathematically correct, requires careful attention to how individual intercepts are split between individual rolls or by flinches or benches and how cutoffs are applied.

Although grade-thickness and thickness maps are very useful as an aid in visualizing the plan geometry of the roll fronts, a smooth contour map which honors the data may present the following issues:

  It is possible to have values on the contour map that are greater than the maximum or less than the minimum. Typically values greater than the maximum are not unreasonable but however in some cases values on the contour map will be less than zero.
  If one vertically combines contour maps for several different zones the resulting map may not be the same as if one vertically combined the data and then re-contoured the totals. This is not a problem with linear estimators such as contouring all the data with a zero nugget linear variogram (used for the resource estimate), inverse distance and nearest neighbor.
  The behavior of values in front of the nose of the roll is significantly different than values behind the nose.
  A smooth contour map that honors the data is inconsistent with the geostatistics of roll front uranium which normally has a fairly high nugget. Part of this problem is a hit-or-miss nature when drilling near the nose of the roll. This inconsistency is also due to the fact that roll front uranium data is not covariance stationary (a fundamental geostatistical assumption: i.e. one averages things separated by a distance in certain directions and then assume these averages apply to everything in the dataset.) This was also alluded to in item 3.
  Manual contouring is very time-consuming with the amount of data associated with roll front uranium deposits and has a risk of bias.

Mining Operations

Mining operations have been carried out on areas of the Gas Hills Project at various times in the 1950’s to the 1980’s as discussed above. No current mining is occurring on the project.

Permitting

The Gas Hills Project consists of proposed open pit mines with ore to be processed onsite or at a centrally-located processing facility. The Company recently completed baseline studies for the Project. Most of the mining activities proposed for the Project are on Federal lands administered by the BLM. Strathmore previously submitted a Mine Permit Application and Plan of Operations (“PO”) to the WDEQ-LQD and the BLM, respectively, in August 2013. The BLM completed public hearings to advance work on the Environmental Impact Statement (“EIS”) pursuant to the National Environmental Policy Act (“NEPA”). In late 2013, Energy Fuels requested that WDEQ-LQD cease review of the Mine Permit Application and that the BLM temporarily delay the EIS process until the company can fully assess the Project’s economics. In March 2014, Energy Fuels withdrew the PO because it became apparent that the mining and processing plans would need to be significantly revised to optimize the project’s economic potential. Energy Fuels continues to cooperate with the AML Division of the WDEQ to advance reclamation of historic mining features within the Project area.

La Sal Project

Unless stated otherwise, the following description of the La Sal Project is derived from a technical report entitled "Technical Report on La Sal District Project (Including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.", dated March 25, 2014, prepared by Douglas C. Peters, CPG, of Peters Geosciences, in accordance with NI 43-101 (the “La Sal Technical Report”). The La Sal Technical Report includes an updated NI 43-101 compliant Mineral Resource estimate. The author of the La Sal Technical Report is a “qualified person” and “independent” of the Company within the meaning of NI 43-101. A copy of the La Sal Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

Energy Fuels had previously filed an NI 43-101 Technical Report for the Energy Queen mine in March 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project San Juan County, Utah March 15, 2011” by Douglas C. Peters. The Energy Queen property is located near the west end of the La Sal Mineral Belt, about three-to-five miles west of the town of La Sal, Utah. In June 2012, Energy Fuels acquired the US assets of Denison Mines Corp. (“Denison”), including the Pine Ridge, Pandora, Snowball, La Sal, and Beaver mines in the eastern part of the La Sal Mineral Belt, as well as property between the Beaver and Energy Queen mines, referred to in this section and in the La Sal Technical Report as the “Redd Block.”

Peters Geosciences was retained by Energy Fuels to prepare a new Technical Report to support disclosure of Mineral Resource estimates for the combined properties now controlled by Energy Fuels in the La Sal Mineral Belt, herein referred to as the La Sal project. The La Sal Technical Report replaced the Energy Queen Technical Report; however, it, in part, relies on information previously disclosed in the Energy Queen Technical Report.

Project Description & Location

The La Sal project consists of four core mineral properties, from east-to-west, the Pandora/ Snowball, Beaver/La Sal, Redd Block, and Energy Queen, all located in San Juan County, Utah near the town of La Sal. Other properties within the La Sal Project include the Pine Ridge property, east of Pandora, and unpatented mining claims and a Utah State Mineral Lease west of the Energy Queen mine. The property stretches for 11 miles in an east-west direction and covers all, or parts of the following Sections: Sections 31, 32, and 33, T28S, R25E; Sections 4, 5, 6, and 7, T29S, R25E; Sections 25, 26, 31, 32, 33, 34, 35, and 36, T28S, R24E; Sections 1, 2, 3, 4, 5, 6, 7, 11, and 12, T29S, R24E; Section 36, T28S, R23E; and Sections 1, 2, and 12, T29S, R23E, SLBM, San Juan County, Utah.

The La Sal project is held by Energy Fuels’ subsidiaries, EFR Colorado Plateau LLC and Energy Fuels Resources Corporation under private surface use and access leases, private mineral leases, Utah State Mineral Leases, San Juan County surface use, access, and mineral lease, and 272 unpatented mining claims on land managed by the U.S. Bureau of Land Management or U.S. Forest Service, that are either owned by Energy Fuels (110 claims), leased by Energy Fuels (129 claims), or under an option to lease or purchase (33 claims). The total land package consists of approximately 10,600 acres. The unpatented claims cover about 4,300 acres, the eight Utah State leases total approximately 2,800 acres, the San Juan County leased land contains just over 263 acres, and the six separate surface access and nine private parcel mineral leases apply to a total of 3,200 acres. The La Sal Project consists of four core properties, from east-to-west, Pandora/Snowball, Beaver/La Sal, Redd Block, and Energy Queen. Other properties within the La Sal Project include Pine Ridge east of Pandora and unpatented mining claims and a Utah State Mineral Lease west of Energy Queen. The property covers all, or parts of the following Sections: Sections 31, 32, and 33, T28S, R25E; Sections 4, 5, 6, and 7, T29S, R25E; Sections 25, 26, 31, 32, 33, 34, 35, and 36, T28S, R24E; Sections 1, 2, 3, 4, 5, 6, 7, 11, and 12, T29S, R24E; Section 36, T28S, R23E; and Sections 1, 2, and 12, T29S, R23E, SLBM, San Juan County, Utah.

All La Sal Project property holdings are in good standing. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing the appropriate documents and paying the fees as described above. Annual holding costs consist of rental fees to the BLM at $140/year/claim, due on or before September 1st each year. An affidavit of the payment to the BLM must be filed with the appropriate County each year for a nominal fee of about $10 per claim. This applies to all unpatented claims whether owned or leased by Energy Fuels.

Claims Owned by Energy Fuels:

Beaver/La Sal Area: Energy Fuels owns 21 unpatented claims covering parts of the Beaver/La Sal and Snowball Mines. These are Snowball 1 and 2; Beaver 22-28; Robin 1-5; Fisher and Fisher 1-3; Chuck 1 and 2; and Cal Fraction. The claims lie in Section 35, T28S, R24E, Section 31, T28S, R25E, and Section 1, T29S, R24E.

Energy Queen Area: Energy Fuels owns 56 unpatented claims covering part of the Energy Queen Mine Mineral Resources and west of the Energy Queen property. In March 2009, Energy Fuels purchased 29 claims from BZU Holdings (Mesa Uranium) in section 1, T29S, R23E. These are the RM/Judas group and include RM 2, 4, 6, 8, 10, 12, and 14, RM 16-20, RM 22-25, RM 27-30, and Judas 2-8. There are no royalties on these claims. The Sunnyside 3-8, Rattlesnake 3, 4, 7, and 8, Buck #1, and Jude #1 and #2 were purchased by Energy Fuels from Uranium One in December 2010. They lie in Sections 1 and 12, T29S, R23E. Uranium One reserved an overriding royalty of 1% on these claims which also are burdened by a 2.5% royalty due to a previous owner of the claims. Energy Fuels purchased the Judas 10-13, HEC 23, DOD 1-3, and Daisy 1-8 claims in March 2012 from Kimmerle Mining LLC. Energy Fuels will owe a production royalty (4% net smelter return) to the seller on those claims. These claims lie in Section 31, T28S, R24E, Sections 1 and 12, T29S, R23E, and Sections 6 and 7, T29S, R24E.

Pine Ridge Area: In April 2011, Denison purchased 37 claims on Pine Ridge from six separate claim owners. Due to some overlap and other irregularities, Denison amended the Notice of Location with the BLM on 18 of the claims. Energy Fuels abandoned the other 19 claims and replaced them with 15 new claims covering essentially the same ground. All of these claims are held without encumbrances and lie in Section 33, T28S, R25E and Section 4, T29S, R25E.

Claims Leased by Energy Fuels:

Pandora Claims: Energy Fuels is successor to the Mining Lease of June 16, 1967 and its several amendments between Robert H. Sayre, Jr. and American Metal Climax, Inc. and its successors (to Atlas in 1973; to Umetco in 1988) applicable to 104 Pandora unpatented claims. The claims lie in Sections 1 and 12, T29S, R24E, Section 31, T28S, R25E, and Sections 5, 6, and 7, T29S, R25E. Production from these claims is subject to a royalty to Sayre’s successors of 10% of the contained value of uranium and vanadium, less certain allowable deductions. Energy Fuels has made all payments due for production up through December 2012 when the Pandora Mine ceased production and went into a standby status. No annual advance royalties are due. The annual BLM fees are the responsibility of Energy Fuels.

Martha Claims: A Mining Lease between Robert H. Sayre, Jr. and Atlas dated July 11, 1973 applies to 10 Martha unpatented claims at the east end of the Pandora claims. Energy Fuels is successor to this lease. The terms of the Mining Lease, with respect to production royalty, are the same as the Pandora Mining Lease (above). Some production occurred on the Martha claims at the eastern end of the Pandora Mine. Energy Fuels has made all royalty payments due for production up through December 2012 when the Pandora Mine ceased production and went into a standby status. The Martha claims lie in Section 31, T28S, R25E and Section 5, T29S, R25E. The Mining Lease does not include any requirement for annual advance royalties. The annual BLM fees are the responsibility of Energy Fuels.

Mike Claims: The Mike claims are the subject of a Mining Lease between various individuals who are all part owners of the six Mike claims and Denison, dated August 1, 2011. That lease supersedes the original 1970 lease between Umetco and the owners. The claims lie in Section 1, T29S, R24E. Production royalties are on a sliding scale for both uranium and vanadium depending on the respective commodity’s market price. The uranium royalty varies from 3% to 8% and the vanadium royalty from 2% to 6% less allowable deductions. Energy Fuels has made all royalty payments due for production up through December 2012 when the La Sal Mine ceased production and went into a standby status. The annual BLM fees are the responsibility of Energy Fuels. There is no annual advance royalty due on these claims.

Crested Claims: Six Crested and two T and A claims are covered by a Mining Lease dated February 1, 2009 between the eight individual owners and Denison. These claims are located in Sections 33 and 34, T28S, R24E and Section 3, T29S, R24E. Energy Fuels pays an annual advance royalty determined by the long term uranium price in the preceding twelve months. Production royalties are on a sliding scale for both uranium and vanadium depending on the respective commodity’s market price. The uranium royalty varies from 3% to 8% and the vanadium royalty from 2% to 6% less allowable deductions. The annual BLM fees are the responsibility of Energy Fuels.

Claims Under Option to Lease:

Energy Fuels has an option on 33 unpatented claims contiguous with the Beaver claims, some of the Redd Royalties leased land, and Utah School, Institutional and Trust Lands Administration (SITLA) Mineral Lease ML-18301. These lie immediately north of the Beaver Mine in Sections 25 and 35, T28S, R24E. The claims, including SAL 1-24 and SPI 1-9, are under option to lease with a group of individuals. The option will expire August 31, 2014 if not exercised by Energy Fuels. If exercised, Energy Fuels will be obligated to pay the annual BLM claim fee of $140 per claim and an annual advance royalty of $20,000.

State of Utah School and Institutional Trust Lands Administration (“SITLA”) Leases:

ML-18301: The Utah State Mineral Lease covering all of the 640 acres in Section 36, T28S, R24E was originally issued to an individual, Robert Manly, on April 25, 1960. Through a series of assignments and amendments, the lease is now held by Energy Fuels. The current term of the lease runs through December 31, 2014; it is renewable for as long as minimum royalty and rental fees are paid. The surface of approximately 384 acres of the western part of the lease parcel is owned by Charles Hardison Redd. Energy Fuels has a surface access agreement with Redd. The eastern part of ML-18301 surface is owned by SITLA. Rights to necessary surface use are granted by the mineral lease. The eastern part of the Beaver/La Sal Mine lies within this lease. The lease is held by paying in advance an annual rental of $1.00 per acre and an annual minimum royalty based on the previous January through November’s average uranium and vanadium market prices. Energy Fuels has made the rental payment of $640 and the minimum royalty payment in the amount of $11,471for the 2014 lease year. Rentals and annual minimum royalties are credited against actual production royalties for the year in which they accrue. The production royalty on this and other Utah SITLA Leases is 8% on uranium and 4% on vanadium.

ML-27247: Mineral Lease ML-27247 covers 40 acres in the SW ¼ SW ¼ Section 35, T28S, R24E. The lease was originally issued on December 4, 1970 to an individual, Gregory Hoskin. Through a series of assignments and amendments, the lease is now held by Energy Fuels. The current term of the lease runs through December 31, 2014; it is renewable as long as minimum royalty and rental fees are paid. The surface of the western 20 acres of the lease parcel is owned by Redd Agri LLC and the eastern 20 acres is owned by La Sal Livestock. Energy Fuels has a surface access agreement with both Redd Agri and La Sal Livestock. Portions of the western part of the Beaver Mine occur on this lease parcel. The lease is held by paying in advance an annual rental of $1.00 per acre and an annual minimum royalty based on the previous January through November’s average uranium and vanadium market prices. Energy Fuels has made the rental payment of $40 and the minimum royalty payment in the amount of $1,094 for the 2014 lease year. Rentals and annual minimum royalties are credited against actual production royalties for the year in which they accrue. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-27248: As with ML-27247, the Mineral Lease ML-27248 was originally issued to Gregory Hoskin in December 1970 and is now held by Energy Fuels following several assignments and amendments. It covers 80 acres in the W ½ NW ¼ Section 2, T29S, R24E. With the exception of small parcels owned by San Juan School District and La Sal Recreation District, the surface is owned by Redd Agri. Energy Fuels has a surface use agreement with Redd Agri for the remainder. Portions of the western part of the Beaver Mine are located on this lease. Energy Fuels’ operations of the Beaver Mine and any expected exploration drilling are not affected by access restrictions to the School and Recreation districts’ acreage. The current term of the lease runs through December 31, 2014; it is renewable. The lease is held by paying in advance an annual rental of $1.00 per acre and an annual minimum royalty based on the previous January through November’s average uranium and vanadium market prices. Energy Fuels has made the rental payment of $80 and the minimum royalty payment in the amount of $1,636 for the 2014 lease year. Rentals and annual minimum royalties are credited against actual production royalties for the year in which they accrue. The production royalty on this and other Utah State Mineral Leases is 8% on uranium and 4% on vanadium.

ML-49313: In December 2010, Energy Fuels purchased ML-49313 from Uranium One with the seller retaining a 1% overriding royalty. Uranium One acquired the lease from the original assignee, William Sheriff. This lease covers about 484 acres in the S½, S½ of NW¼, and E½ of NE¼ Section 36, T28S, R23E. The southeast corner of this section is one mile west of the Energy Queen Shaft. It is connected with the Energy Queen Lease property by BLM land (W½ sec 31, T28S, R24E and part of NW¼ sec 6, T29S, R24E) currently covered by unpatented mining claims (Daisy-DOD) held by Energy Fuels. ML-49313 is contiguous to the north border of the RM/Judas claims. No mining has taken place here. The surface is owned by SITLA. Rights to necessary surface use are granted by the lease. This lease is held by payment of $500 per year rental. No annual minimum royalties apply. Energy Fuels has paid to hold this lease to the end of its first term, May 1, 2014. It is renewable, and Energy Fuels intends to renew it for a second ten-year term. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49314: This lease was issued April 30, 2004 to William Sheriff. Sheriff assigned it to Energy Metals Corporation in 2006, which then became Uranium One in 2009. In February 2011, Denison purchased it from Uranium One. Energy Fuels now is the lessee, having acquired this asset from Denison in June, 2012. The lease covers 640 acres, all of Section 32, T28S, R25E. This lies north of the eastern part of the Pandora Mine, but no mining has occurred. The surface is owned by Paul Redd. Energy Fuels has a surface access agreement with Redd to access a Pandora Mine ventilation hole. Holding cost for ML-49314 is $1.00 per acre. The rental of $640 was paid to hold the lease to the end of its first term, May 1, 2014. It is renewable, and Energy Fuels intends to renew it for a second ten-year term. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49315: The history of ownership of this lease is the same as that of ML-49314, mentioned above. ML-49315 covers almost 138 acres mostly in the NE ¼ and in parts of NW ¼ Section 5, T29S, R24E. Energy Fuels has paid the annual rental of $1.00 per acre to hold this lease until May 1, 2014. It will expire then, but it is renewable. Energy Fuels intends to renew this lease for a second ten-year term. Portions of the Redd Block Mineral Resources are located on this lease. No mining has yet occurred. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-49596: The State lease, ML-49596, comprises 640 acres in section 2, T29S, R23E. It was purchased from Uranium One in December 2010 with the seller retaining a 1% overriding royalty. Uranium One acquired the lease from the original assignee, William Sheriff. The surface is owned by SITLA. Rights to necessary surface use are granted by the lease. This lease joins the west border of the RM/Judas claims, which is one mile west of the Energy Queen private-mineral lease. Holding costs are currently $1.00/acre/year and have been paid to hold the lease until January 31, 2015, which will be the end of the first ten-year term. It is renewable, and Energy Fuels intends to renew it for a second ten-year term. The production royalty on this lease is 8% on uranium and 4% on vanadium.

ML-51440: In September 2008, Energy Fuels was the high bidder on lease ML-51440. The lease covers 160 acres in the N ½ S ½ Section 32, T28S, R24E. This lease borders the Redd Block Mineral Resources on the north side. Payment of $500 per year is required to hold this lease. Energy Fuels has made the payment to hold until August 31, 2014. The production royalty on this lease is 8% on uranium and 4% on vanadium.

Private Mineral Leases:

Superior Uranium - Energy Queen Mining Lease: Energy Fuels Resources Corporation entered into a 30-day option to lease the Energy Queen surface rights with Markle Ranch Holdings, LLC on November 15, 2006. A lease was signed on December 15, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. The lease gives Energy Fuels the right to use any of the 702 acres for exploration, development, or mining purposes. Rental is at the rate of $50.00 per acre for those acres disturbed by such activities, currently about 60 acres, and $10.00 per acre for the remaining undisturbed acreage. Markle also will be paid 1% of market value for any material mined on adjoining properties, if such minerals are removed by use of the mine shaft located on the Markle property. Energy Fuels also entered into a 30-day option to lease the Energy Queen mineral rights from Superior on November 15, 2006. A Mining Lease Agreement was signed on December 13, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. The mineral lease and surface lease cover the same 702 acres located in most of Section 6 and the N ½ NE ¼ and NE ¼ NW ¼ Section 7, T29S, R24E. There are annual payments due on the lease anniversary dates of $50,000, which are advance royalties that will be credited against production royalties. Production royalty will be paid on a sliding scale for both uranium and vanadium from 4% to 8%.

Redd Royalties Block 1-A Mining Lease: The leased parcel referred to as Redd 1-A covers 160 acres in the SE ¼ Section 31, T28S, R24E, immediately north of the Energy Queen Mine. This was once part of a much larger mining lease dated June 1, 1971 between Union Carbide Corporation and Redd Ranches, a partnership of 11 members of the Redd family. The other parcels were released in November 1999.

Through a succession of assignments, Energy Fuels became owner of the Mining Lease with the acquisition of Denison in June 2012. An advance royalty of $3.00 per net mineral acre is paid annually to hold the lease. Payment is current to hold the lease until July 1, 2014. It is the intent of Energy Fuels to continue to hold this lease. No mining has occurred on this parcel yet. Production royalty will be 12.5 % of “gross value”.

Redd Royalties Block 1-B Mining Lease: The lease referred to as the Redd 1-B was entered at the same time and in the same form as the Redd 1-A lease described above, but covering different parcels of land. The Redd 1-B Mining Lease applies to 1,400 acres lying in the following sections: E ½ SE ¼, SE ¼ NE ¼ Section 34 and W ½ NW ¼ Section 35, T28S, R24E; in Section 2, T29S, R24E all but the W ½ NW ¼; the SE ¼, E ½ SW ¼ and E ¼ NE ¼ of Section 3, T29S, R24E; and the N ½ Section 11, T29S, R24E. An annual advance royalty of $6,000 is paid to hold this lease. Payment is current to hold the lease until July 1, 2014. It is the intent of Energy Fuels to continue to hold this lease. The production royalty is 12.5 % of “gross value”.

Redd Royalties La Sal Unit Mining Lease: This lease was entered into on February 5, 2008 between Denison and Redd Royalties for a 20-year term to cover some of the land previously part of the Redd 1-A that had been released from the 1-A lease in 1999. The leased land lies in the following parcels: NE ¼ Section 31, T28S, R24E; S ½ NE ¼, SE ¼ Section 4, T29S, R24E, and the SE ½ Section 5, T29S, R24E. It totals about 683 acres. The annual advance royalty to hold this lease is dependent on the previous 12 month weighted average Ux Consulting Long Term U3O8 Price (Ux Long-Term price). At the recent average Ux Long-Term price of greater than $50/lb, the current annual payment is $13,500. Payment has been made to keep the lease current until February 5, 2015. No mining has occurred on the subject land. When it does occur, a “market value” production royalty will be due on a sliding scale ranging from a uranium royalty of 4% when the Ux Long Term price is less than $50/lb. to 10% when the Ux Long-Term Price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5 is more than $20.00/lb.

Redd Royalties Pine Lodge Unit Mining Lease: On January 31, 1968, Union Carbide entered a mining lease with Redd Ranches, a partnership of 11 members of the Redd family, for the rights to more than 3,680 acres north and east of La Sal, Utah. Partial drops occurred along with assignments resulting in the current lease held by Energy Fuels applicable only to 60 acres described as SE ¼ SW ¼, E ½ SW ¼ SW ¼, Section 31, T28S, R25E. Holding costs amount to an annual $12.00 per net mineral acre, which has been paid until February 2, 2015. A production royalty is due at the rate of 15% of “gross value”.

Redd Royalties West Pine Lodge Unit Mining Lease: Denison began a Mining Lease with Redd Royalties on February 5, 2008 to cover an area previously in the Pine Lodge Unit (above) that had been dropped from the older lease. The current lease held by Energy Fuels applies to 100.4 acres described as W ½ NE ¼ SW ¼; NW ¼ SW ¼ and Lots 2 and 3, Section 31, T28S, R25E. The annual advance royalty to hold this lease is dependent on the previous 12 month weighted average Ux Long-Term price. Annual advance royalties have been paid to hold this lease current until February 5, 2015 in the amount of $2,000. No mining has yet occurred on the subject land. When it does, a “market value” production royalty will be due on a sliding scale ranging from a uranium royalty of 4% when Ux Long-Term price is less than $50/lb. to 10% when Ux Long Term price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5 is more than $20.00/lb.

Redd Royalties portion of Redd-Mullins Mining Lease: Union Carbide entered a lease with Katheryn Anne Redd Mullins and ten other members of the Redd family on April 16, 1973. It covered 50% of the mineral ownership of 280 acres located in S ½ SW ¼ and S ½ SE ¼ Section 33, T28S, R24E and SE ¼ SW ¼ and W ½ SE ¼ Section 34, T28S, R24E. (See Crawford-Keller and Barton Estate, below for description of the other 50% mineral ownership of these parcels.) The lease has undergone assignments and amendments. An annual advance royalty equal to $30.00 per net mineral acre ($4,200) has been paid to hold this lease current until April 16, 2014. It is the intent of Energy Fuels to continue to hold this lease beyond that date. The production royalty on the 50% mineral ownership on this leased land is like that due on the other older leases, such as Redd 1-A. Production royalty is 12.5% of “gross value”.

Crawford-Keller portion of Redd Mullins Land: A 20-year mining lease was entered between Denison and the Erma Crawford Family Trust on April 1, 2008. It applies to the Crawford’s 25% mineral ownership of 240 acres of land situated in S ½ SW ¼ and SW ¼ SE ¼, Section 33, T28S, R24E and SE ¼ SW ¼ and W ½ SE ¼, Section 34, T28S, R24E. The annual advance royalty to hold this lease is currently paid in the amount of $625/year each to two individuals through April 1, 2015. This amount is based on a sliding scale determined by the 12-month weighted average Ux Long-Term price. Production royalty here is variable, based on a “market value” ranging from a uranium royalty of 3% when Ux Long Term price is less than $50/lb. to 8% when Ux Long-Term price is greater than $150/lb. The vanadium “market value” royalty varies from 2% at a Ryan’s Notes published value for V2O5 of less than $3.00/lb. up to 6% if the Ryan’s Notes published value for V2O5 is more than $20.00/lb.

Barton Norton Estate portion of Redd-Mullins Land: Denison entered a Mining Lease with Joel Norton, representative of the Thora Barton Norton Estate on April 25, 2008. The lease covers a 50% mineral ownership on 40 acres located in the SE ¼ SE ¼ Section 33, T28S, R24E. The other 50% mineral right resides with Redd Royalties, described above in the Redd-Mullins Mining Lease (Section 4.4.7) . The annual advance royalty payment to hold the Barton Norton mineral lease is based on the weighted average Ux Long-Term price in the previous 12 months, currently $4,000. The advance royalty is paid through April 25, 2014. It is the intent of Energy Fuels to continue to hold this lease beyond that date. Production royalty here is variable, based on a “market value” ranging from a uranium royalty of 3% when Ux Long-Term price is less than $50/lb. to 8% when Ux Long-Term price is greater than $150/lb.

San Juan County Mineral Lease: A Metalliferous Mineral Lease between San Juan County, Utah and Hecla Mining Company was signed April 17, 1967. This gave Hecla the right to explore and mine some 262.69 acres located in the S ½ S ½ Section 32, T28S, R24E and most of the NW ¼ Section 5, T29S, R24E. Two small private parcels in the NW ¼ Section 5 are excluded. A very small parcel, 0.18 acre in Section 10, T29S, R24E, is included in the lease. Hecla assigned 50% interest in the lease to Union Carbide in December 1976 as part of the Hecla-Union Carbide joint venture. The Hecla-Union Carbide JV operated the Hecla Shaft (now the Energy Queen Shaft) immediately to the west of Section 5 on the Superior Uranium Lease. The lease is held by an annual payment of $1.00 per acre. Energy Fuels has paid the lease to maintain it through December 31, 2014. It is the intent of Energy Fuels to continue to hold this lease beyond that date. An amendment to the lease in January 1968 changed the production royalty to match that used by the State of Utah on its metalliferous leases. When the Energy Queen Mine (Hecla Shaft) ceased operation in 1983, a development drift had advanced into the County land by a few tens of feet. Very little, if any, ore was produced at that time. The drift was developing toward mineral resources that are part of the Redd Block Mineral Resources described later in this section. The mineral lease allows for surface use necessary for exploration and mining.

There are no currently outstanding environmental liabilities to which the project is subject other than for reclamation for which bonds are in place.

Permanent structures existing at the Energy Queen site include the headframe and a metal building containing an office, shop, showers, warehouse, and the hoist. The compressor is located in a separate building. One cased vertical ventilation hole was established into the mine working level. A small water treatment building and settling ponds are located on the San Juan County land in Section 5. During earlier operations, water was treated with barium chloride to remove radium.

The Beaver and La Sal Mine are accessed through the La Sal decline with rubber-tired equipment. Men and supplies enter through this portal. The principal shop, offices, and warehouse facilities used by all mines in the district are housed at the surface facilities of the La Sal Decline. There are large fenced yards as well as buildings for equipment and supply storage. It is used as a central receiving site for bulk and large orders which are then distributed to the other Energy Fuels’ mines in the district and other parts of the region. The shop areas include facilities specific to electrical equipment, drills, mobile diesel equipment, and welding. Engineering, geology, safety, environmental, and mine supervisory and clerk offices are located here. There are also staff and mine crew’s dry rooms. Ample ore stockpile space is available for easy truck load-out for transporting ore to the White Mesa Mill. Electrical lines and substations exist and are adequately sized for any future production potential of the Mineral Resources. The La Sal Mine is dry, so no water treatment facilities are needed.

The surface infrastructure at the Beaver Shaft location consists of the hoist house, hoist, and headframe. The shaft is 690 feet deep to the underground haulage level at the loading pockets top grizzlies and 750 feet total depth. There are three pockets, two of 70 ton capacity and one of 90 ton capacity. This arrangement allows for separation of ore and waste. The skips dump into an ore bin from which the ore is trucked a short distance to a stockpile and subsequently loaded in to the trucks for haulage to the Energy Fuels Mill. The shaft conveyance system is certified for man trips, although the routine access for personnel is through the La Sal decline. Another building houses the compressors which supply compressed air for the underground workings in the Beaver Mine. Power lines and substations are in place. The Beaver Mine is a dry mine, therefore, no water treatment facilities exist.

Access into the Pandora Mine is through a decline with rubber-tired equipment. Surface facilities here are less than at the other mines. It consists of a small office and shop buildings. A third building with a dirt floor is used for storage of materials and equipment. Power lines exist to the mine with enough capacity for the required load of potential future mining. The Pandora Mine is a dry mine.

In 1980, Umetco was planning to sink another shaft to access the Redd Block Mineral Resource. The project did not progress too far. The infrastructure at the Redd Block associated with a possible new shaft consists of a cleared and leveled site large enough for future construction of all surface facilities that would be required. The power line and transformers are installed and the concrete base for a compressor building has been poured. As mining progresses, a water table in the Salt Wash sandstone host horizon will be between the current Beaver western mine advance and the east end of the Redd Block Mineral Resources. Seven monitor wells were installed by Denison around this proposed shaft site.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The all-weather Utah State Highway 46 is within the Project boundary for the western 8 miles. Unpaved Forest Service roads access the eastern part of the Project. All other portions of the Project are accessible via County or private dirt roads. Surface facilities sufficient to conduct mining operations exist at the Pandora, La Sal, Beaver, and Energy Queen Mines, with the exception of the head frame and hoist needing to be refurbished at the Energy Queen. A water treatment facility will be needed to mine the Energy Queen and Redd Block deposits. The mines are already serviced by adequate power lines and other utilities.

The area is semi-arid. Temperatures range between an average low of 41oFto an average high of 72oF. Less than 10 inches of precipitation falls per year. Winters are not too severe, although there are numerous snow storms, the temperature drops below 0oF at times, and snow can accumulate to over a foot in the lower areas and more than two feet at times on Pine Ridge. All elevations within 4 miles of the center and west end of the property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca, and grasses. Higher elevations contain juniper and piñon pine in the rocky soils along with scrub oak, aspen, and ponderosa pine on Pine Ridge to the east.

La Sal, Utah is a small town, currently home to about 200 people. It has been a hub to area ranchers, uranium and copper miners, and oil drillers for many years, as well as a supply stop for recreationists. A small grocery store and post office are located on the highway. The bulk of the residential sites are within the first mile south of the highway and two miles west of the store. The State of Utah and San Juan County both have road maintenance shops in La Sal. Larger population centers of Moab and Monticello, Utah are 22 miles north and 34 miles south, respectively, from La Sal Junction on Highway 191. Before the cessation of mining at the Beaver and Pandora Mines in late 2012, many of the workers also came from the Nucla-Naturita and the Dove Creek areas of Colorado, each about 55 miles away to the east and south, respectively. Larger cities with industrial supply houses include Cortez, Colorado 100 miles to the south and Grand Junction, Colorado about 140 miles to the north.

The region of the La Sal District Project central area is characterized by a broad shallow valley of hay fields and pasturelands at an elevation between 6,400 and 7,000 feet. Hills occur at the west end and even higher elevations of about 7,800 feet are reached at Pine Ridge on the east end. The north side of the La Sal area slopes south and southwest, radially away from the La Sal Mountains, which attain an elevation of 11,817 feet at South Mountain, six miles to the north (even higher elevations are found farther north at Mt. Peale, 12,721 feet). The slope consists of bouldery gravels shed from the mountains, variably covered by wind-blown sandy loam. Underlying sedimentary rocks dip to the southwest, ranging from steep dips near the mountains to shallow dips near Highway 46. The shaft at the Energy Queen Mine is near to and on the south side of the axis of a northwest-trending syncline, so the underlying rocks are dipping slightly to the northeast with northeasterly dip increasing progressively southward within the Energy Queen lease. In the area of the Beaver Mine, the rocks dip about 2.5° to the southwest. The near-surface gravels are thinner and finer-grained in the Energy Queen Lease area; however, near the Beaver Mine, the gravels attain a thickness locally of over 120 feet.

History

Numerous underground mines near outcrops in the eastern part of the La Sal trend (in the La Sal Creek Canyon District) were mined for vanadium and uranium during the early 1900s. Deeper deposits of the central La Sal trend (in the area of the La Sal Project) were discovered in the 1960s and developed for production in the 1970s through vertical shafts and declines. The La Sal project and La Sal Creek District production through 1980 amounted to about 6,426,000 pounds U3O8 (average grade of 0.32% U3O8) and nearly 29,000,000 pounds V2O5 (average grade of 1.46%) (Kovschak and Nylund, 1981). Most production in the district was derived from fluvial sandstones, mainly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. Sandstone lenses in the overlying Brushy Basin Member of the Morrison Formation host uranium-vanadium deposits in some locales. Sometime after World War II (approximately 1948-1954), exploration work on Morrison Formation outcrops in the west end of the district resulted in the discovery of the Rattlesnake mine (open pit) two miles west-southwest of the Energy Queen shaft (U.S. Atomic Energy Commission, 1959), on claims now owned by Energy Fuels. The Pandora mine was operated by Atlas Minerals in the 1970s and early 1980s. Umetco Minerals (Union Carbide) operated the Snowball, La Sal, and Beaver mines during the same time period. The Energy Queen mine, then known as the Hecla Shaft, was started in 1979 by the Union Carbide/Hecla Joint Venture. The mine stopped production in 1983 due to inadequate uranium prices. GEUMCO (General Electric Uranium Mining Company) operated the Pine Ridge mine in the late 1970s, producing from a sandstone lens in the Brushy Basin Member of the Morrison Formation. Pine Ridge was acquired by Minerals Recovery Corporation in 1981 which developed a decline to the Salt Wash Member of the Morrison Formation, but halted operations before any significant production. Low uranium and vanadium prices forced all production throughout the district to cease about 1991. Ores from these mines have been successfully processed at the now dismantled Uravan Mill (Umetco), the now dismantled Moab Mill (Atlas), and the operating White Mesa Mill, now owned by Energy Fuels.

Denison began producing from the Pandora Mine in 2006 and later from the Beaver Shaft/La Sal decline following its acquisition of International Uranium Corporation. The production by Denison, and Energy Fuels following its acquisition of Denison’s US assets, between 2006 and 2012 at the Pandora was 290,000 tons of ore. From 2008 through mid-2012, Denison drilled 225 exploration and fill-in (confirmation) holes in the project area. Energy Fuels drilled another 27 holes on the Energy Queen property and the State land to the northwest of the Energy Queen from 2007 through 2012. Due to declining uranium prices, production ceased in October 2012 at the Beaver/La Sal and in December 2012 at the Pandora. Both mines were put on a standby status and are currently maintained in conditions that would allow them to be placed back into production within a few months’ time.

Geologic Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region of the U.S. The La Sal project and other properties held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Colorado Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphics and igneous intrusions. The area was relatively stable throughout much of the Paleozoic and Mesozoic Eras with minor uplifts, subsidences, and tiltings resulting in fairly flat-lying sedimentary rocks ranging from evaporites, limestones, and marine clastic sediments, through eolian sandstones, to detritus of fluvial systems.

The significant uranium deposits in the La Sal project occur in the late Jurassic Morrison Formation. The Morrison comprises two members in the La Sal area. The lower member, the Salt Wash, is the main uranium host. The upper part of the Morrison is the Brushy Basin Member; it is from 350 to 450 feet thick. The Salt Wash, approximately 300 feet thick, consists of about equal amounts of fluvial sandstones and mudstones deposited by meandering river systems flowing generally toward the east. The Brushy Basin was deposited mostly on a large mud flat, probably with many lakes and streams. Much of the material deposited to form the Brushy Basin originated from volcanic activity to the west. The majority of the uranium production has come from the upper sandstones of the Salt Wash Member known as the Top Rim (historically referred to as the “ore-bearing sandstone” or OBSS), which ranges from about 60 feet to 100 feet thick.

Light-brown and gray sandstones and conglomerates of the 200-foot thick Cretaceous Burro Canyon Formation overlie the Brushy Basin. These crop out in the eastern part of the La Sal project (over the Pine Ridge, Pandora, and La Sal/Snowball areas). This formation contains interbedded green and purplish mudstones with a few thin limestone beds. The Burro Canyon Formation is exposed covering the Brushy Basin at the west end of the La Sal project, on the State sections and claims west of the Energy Queen. Locally, silicification altered the limestones to chert and some of the sandstones to orthoquartzite. Orthoquartzite cobbles and boulders litter the Brushy Basin slopes. In the central part of the La Sal Project (Beaver Mine, Redd Block, and Energy Queen), the Burro Canyon is covered by a layer of alluvium and gravels shed from the La Sal Mountains to the north. These gravels vary in thickness from a thin veneer to over 120 feet thick.

The La Sal District uranium-vanadium deposits are similar to those elsewhere in the Uravan Mineral Belt. Host rocks within the areas surrounding the La Sal Project consist of oxidized sediments of the Morrison Formation, exhibiting red, hematite-rich clastic rocks. Individual deposits are localized in areas of reduced, gray sandstone and gray or green mudstone (Thamm, et al., 1981). The Morrison sediments accumulated as oxidized detritus in the fluvial environment. However, there were isolated environments where reduced conditions existed, such as oxbow lakes and carbon-rich point bars. During early burial and diagenesis, the through-flowing ground water within the large, saturated pile of Salt Wash and Brushy Basin material remained oxidized, thereby transporting uranium in solution. When the uranium-rich waters encountered the zones of trapped reduced waters, the uranium precipitated. Therefore, deposits vary greatly in thickness, grade, size, and shape. Vanadium may have been leached from iron-titanium mineral grains and subsequently deposited along with or prior to the uranium.

The uranium- and vanadium-bearing minerals occur as fine-grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium claysand hydromica.

Exploration

Outcrops within a few miles of the La Sal project were explored by prospectors in the early 20th century for their radium and vanadium content. Prospecting was mostly done by exploring outcrops of the Morrison Formation in the canyon walls of the east end of the La Sal Trend and other parts of the Uravan Mineral Belt farther east and the Chinle outcrops to the south. Beginning about 1936, when several mills were built in the region to process the vanadium ores, prospecting intensified in the areas of the outcrops. Shallow drilling on the benches above the outcrops was beginning. Uranium exploration in the region began in the mid-1940s resulting in the discovery of the Rattlesnake deposit in about 1948. Improvements in equipment led to increased amounts and depths of drilling. The USGS conducted extensive uranium exploration and geologic evaluation in the entire region from the late 1940s, resulting in numerous publications. The Rattlesnake deposit is the only outcropping uranium deposit on the Energy Fuels La Sal Project property. All other exploration on the Project has been by drilling, described below. During the operation of the underground mines, longhole drill programs are essential to explore for mineralized material not found by the surface holes. This is especially helpful if the surface hole spacing is larger than about 100 feet.

Mineralization

The uranium- and vanadium-bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite.

Some stoping areas in the Beaver/La Sal and Pandora/Snowball Mines are well over 1,000 feet long and several hundred feet wide. The Indicated Mineral Resources of the Redd Block and Energy Queen mine identified through drilling are of similar size. Individual mineralized beds vary in thickness from several inches to over 6 feet. Throughout much of the La Sal District there are three horizons in the Top Rim that host the mineralization. They are 25-40 feet apart.

Kovschak and Nylund (1981) report no apparent disequilibrium problems in the other mining episodes of the La Sal area. Mining and milling by Denison and Energy Fuels shows that well-calibrated gamma probes used by the mining personnel equate well to the mill head grades indicating no significant disequilibrium exists. This is generally true of the Salt Wash uranium deposits because of the age of the mineralization and the hydrologic history of the host rocks. Therefore, Energy Fuels has no reason to anticipate any disequilibrium conditions within the unmined portions of the deposits on the project property.

Drilling

The area at and around the several mines on the La Sal project was extensively drilled from the late 1960s through early 1980s. The targets were the upper sandstones of the Salt Wash Member of the Morrison Formation. The drilling down dip from the Rattlesnake mine discovered mineralization locally in Section 1, T29S, R23E (mostly mined-out since then; Energy Fuels has not reviewed any information on the historic drilling in Section 1). Throughout the 1960s and into the 1970s, drilling progressed westward from the head of La Sal Creek canyon discovering Morrison uranium deposits under several hundred feet of cover (Pandora, La Sal, and Snowball mines). Drilling continued westward and intensified in the later 1970s, discovering large uranium-vanadium deposits which were developed by vertical shafts (Beaver Shaft and Hecla Shaft). The Redd Block deposit was located and mostly defined in the late 1970s.

In 2008, following the dormant period after Umetco stopped mining at the Beaver and Pandora Mines in 1991, Denison began a drill project at the Pandora mine in an attempt to extend ore being followed in the underground mining operation. The historic drilling provided the best guide to drill offset holes. From 2008 to 2012, Denison drilled a total of 220 rotary and core holes over the Pandora, Beaver/La Sal Mines and the Redd Block areas. These holes were drilled to verify historical drilling data and to test the favorable ground adjacent to the mines. Holes were drilled on approximately 100 foot centers where the terrain allowed. Drill site preparation, drilling operations, and site reclamation were contracted to Reliance Resource LLC. Denison’s exploration drilling at the La Sal Complex in 2008 and 2009 focused on the East Pandora mining area, southwest and northeast of the existing workings. One hole was drilled to offset a historical mineralized hole and the hole was cored through the upper level sandstone to assay both uranium and vanadium. During the two year exploration campaign significant mineralization was intercepted in and around the Pandora mine. During 2010, Denison completed 60 rotary holes in close proximity to mine workings around the Beaver mine and 11 holes at East Pandora. All surface drilling was restricted to areas of private surface ownership. Most of the holes were drilled in relatively close proximity to current mine workings with the purpose being to identify targets that could be quickly accessed, or to infill areas close to the mine with very spare historical drilling. In 2011 a total of 68 holes were completed, including nine monitor wells. Four holes were cored in the West Beaver area to assay for both uranium and vanadium. In 2012, a total of 40 rotary holes were drilled in the Redd Block area. No core was taken for the assay analysis. These holes were drilled along the east-west trend of mineralization in the La Sal project and offset historic mineralization drill hole.

Before purchasing Denison’s USA assets, Energy Fuels drilled 27 holes on the Energy Queen property and the State land to the northwest of the Energy Queen from 2007 through 2012. Energy Fuels’ drilling was done at 100 feet or greater centers. The purpose of the exploration drilling for Energy Fuels was to verify some of the older drilling, to obtain more stratigraphic information for mine planning of the Energy Queen mine, and to add more resources to the mine inventory. Drilling, logging and final reclamation were conducted similar to Denison’s exploration program. Energy Fuels’ drilling discovered uranium grades comparable to historical drill holes.

Twenty holes were drilled by Energy Fuels at the Energy Queen from October, 2007 to January 2008 totaling 14,450 feet. Energy Fuels’ drilling proved strong east-west and north-south trending mineralized areas in the Salt Wash member of the Morrison Formation. The following conclusions can be drawn by analyzing this current phase of drilling using the two cross-sections:

  Uranium and vanadium values and thicknesses discovered in the Energy Fuels drilling correlate well with the old (circa 1980) drilling done by Union Carbide.

  Carbon “trash” zones in the favorable 45-60-foot thick sandstone (this is commonly referred to as the “ore-bearing sandstone” or OBSS) were an important mechanism to fix the uranium- vanadium mineralization.
  Mineralization occurs in a favorable sand (OBSS); it is thick (~60 feet) with most of the mineralization forming within 25 feet of the base of the sand (~5790 foot elevation). Drill hole EQ-07-16 has a second mineralized zone 47 feet above the base of the sand (~5825 foot elevation). This is in line with the La Sal-Pandora main channel trend.
  Mineralization occurs in favorable sand (OBSS), about 45 feet thick. Holes EQ-07-15, 16, and18 have second mineralized zones above the base of the sand. Mineralization formed in this thinner sand is controlled by carbon trash (usually at the top of the trash zone) and the position of the altered mudstones. Mineralization occurred near the base of the OBSS in the north extents. Two strongly mineralized zones occur in the central portion, and in the south extents, the strong mineralization occurs in the upper portion of the OBSS. This is equivalent to the La Sal- Rattlesnake Pit Trend.
  Both channels are strong and well developed, as indicated by an average drill offset distance of over 100 feet (from old mineralized holes in the preferred direction along course). Alteration is strongest on the top and middle splits of the OBSS sand.
  The OBSS sand sub-unit is located 40 -60 feet below the contact with the Brushy Basin Member of the Morrison Formation. The uppermost part of the Top Rim of the Salt Wash Member lacks lateral continuity, is split by mudstone, is finer, and is less permeable. It ranges from semi- favorable to unfavorable for mineralization.

Sampling, Analysis and Security of Samples

EFR has not conducted widespread and definitive sampling related to exploration on the La Sal Project. The equivalent uranium content (eU3O8) can easily be estimated radiometrically with properly calibrated Geiger Counters and scintillation instruments. During underground mining, samples are often collected where the appearance of the rock suggests it is ore-grade, but the radioactivity is low. This usually represents low uranium content but higher vanadium content. The samples are assayed for both uranium and vanadium. Standard industry laboratory practices are used for chemical assaying of uranium and vanadium.

Core from drill holes is logged for its lithology, scanned with a Geiger Counter, and any zone of mineralization is split along the axis of the core. One half is sent for assaying and the other half is retained with the other core. These tasks were mostly performed by personnel of Union Carbide who were experienced in uranium exploration, sampling, and analytical methods, and the summary data appear to be in conformity with technological standards at the time. EFR and Denison follow similar practices on recent core and will continue such practices on future core samples.

Conventional rotary drilling produces sand-sized particles which cannot be assigned an exact footage interval by the time they reach the surface. Mixing with cuttings from higher in the drill hole can occur; therefore, they do not yield samples adequate for grade estimation. Instead, downhole electric and radiometric logging is relied on for rotary holes. However, assaying of cuttings from ore zones can give an approximate V2O5:U3O8 ratio.

Mineral Resources

Since the La Sal project covers a length of eleven miles and includes several mines from east to west, the project was divided into four blocks: Pandora, Beaver/ La Sal, Redd Block and Energy Queen. The mineral resource estimation for the La Sal project is based on the gamma logs from 1,993 historic rotary drill and core holes, 247 holes drilled by Energy Fuels and Denison from 2007 to 2012, and approximately 500 underground long holes. Mineral Resource estimates have been calculated using a modified polygonal method. A minimum composite intercept GT value (grade X thickness) of 0.10% ft eU3O8 was used as a cutoff. The mineralization in the La Sal project is interpreted as being hosted in the Top Rim sandstone of the Salt Wash Member of the Morison Formation. Total thickness of the host sandstone is between 60 and 100 feet.

Mineral Resource estimates have been made for the La Sal Project. The Mineral Resources are classified as defined in the National Instrument 43-101 and in accordance with CIM Standards on Mineral Resources and Mineral Reserves. They are grouped by logical mining unit subareas and summarized as follows:

Mines	Tons	U3O8 Lbs.	Avg. Grade (U3O8 )	V2O5 Lbs.	Avg. Grade (V2O5)
Energy Queen
Measured	262,000	971,000	0.19	5,100,000	0.97
Indicated	81,000	268,000	0.17	1,409,000	0.87
Inferred	43,000	79,000	0.09	417,000	0.48
Redd Block
Measured	336,000	1,260,000	0.19	6,615,000	0.98
Indicated	35,000	47,000	0.07	249,000	0.35
Inferred	95,000	171,000	0.09	900,000	0.47
Beaver/La Sal
Measured	215,000	800,000	0.19	4,199,000	0.98
Indicated	9,000	33,000	0.18	173,000	0.96
Inferred	29,000	67,000	0.11	352,000	0.60
Pandora
Measured	196,000	701,000	0.18	3,682,000	0.94
Indicated	6,700	19,000	0.14	99,000	0.73
Inferred	18,000	44,000	0.12	232,000	0.66

Total(Mea+Ind)	1,142,000	4,100,000	0.18	21,525,000	0.94
Total(Inf)	185,000	362,000	0.10	1,902,000	0.51

Mining assumptions were used in determining a cut-off grade for the resource estimates. Mining dilution is 1 foot of waste for mineralized thicknesses less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet. A resuing or split-shooting mining approach will be followed to minimize dilution when extracting thin zones. In the split-shooting method, the mineralization is usually thin (a few feet in thickness). The eventual stope height will be 7 feet or greater, but at the time of mining the waste above or below the mineralized horizon is blasted. This waste layer may be one or more feet thick. After the waste is blasted and removed, the mineral zone is blasted and removed, thus reducing the amount of dilution to the mineralized rock. At times, the mineralized zone is blasted before the waste. For the remaining Mineral Resources in the Project areas, 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at zero grade for the dilution because there is often lower-grade material adjacent to the target mineralized zones.

The Mineral Resource estimate for the La Sal Project is reported by mine areas. Since the Project covers a length of eleven miles and includes several mines from east to west, the project was divided into four blocks: Pandora, Beaver/ La Sal, Redd Block and Energy Queen (Plate). The Mineral Resource estimate for the Energy Queen was presented in the Energy Queen Technical Report and was revised with new drill holes in the La Sal Technical Report. Changes to the Energy Queen Mineral Resource from the previous report are not readily apparent, but result from applying a smaller area of influence to the drill hole intercepts, using a higher cutoff criteria, and including the SE ¼ Section 31, T28S, R24E

The Mineral Resource estimation for the La Sal project is based on the gamma logs from 1,993 historic rotary drill and core holes, 247 holes drilled by Energy Fuels and Denison from 2007 to 2012, and approximately 500 underground long holes. Mineral Resource estimates have been calculated using a modified polygonal method. A minimum composite intercept GT value (grade X thickness) of 0.10% ft eU3O8 was used as a cutoff. The mineralization in the La Sal project is interpreted as being hosted in the Top Rim sandstone of the Salt Wash Member of the Morison Formation. Total thickness of the host sandstone is between 60 and 100 feet. All available geologic data (resistivity, conductivity, grade, deviation, lithology and stratigraphy) are loaded into Rockworks software to generate cross sections and to correlate ore horizons between adjacent drill holes. Cross sections through mineralized zones within the target sandstone horizon are created with composited grade intercepts and available lithology data.The sandstone interval in each drill hole is then divided into three zones within the Top Rim, U1, U2, and U3 from bottom to the top. The interpretation of mineralized composition is used as the basis for mineral resources estimation.

In the La Sal Technical Report, a Measured Mineral Resource is estimated by an area of influence (circle of 50 feet radius) which is assigned to each drill-hole intercept. Intercepts in surface rotary and core holes, and underground long holes, were assigned as Measured Resource. Where portions of polygons are closer than 100 feet, the polygons are altered to half the distance between holes. The contained metal associated with that drill-hole is calculated from the thickness, grade and area of influence of the drill-hole intercept.

An Indicated Mineral Resource block is drawn between two drill holes or among several drill holes which have to meet two criteria: first, mineralization between and among drill holes has to correlate well within the same zones (U1. U2. U3), within which the mineralization is believed to be continuous between drill holes. Secondly, the distance between two drill holes cannot be over 200 feet apart. Otherwise an Inferred Mineral Resource will be assigned. No Indicated or Inferred Resources will be calculated between two holes when mineralization intercepts in these two holes are on different horizons which does not support the mineralization continuity. The grade and thickness assigned to a polygon of either Indicated or Inferred Resource blocks is the smallest grade and thickness of the particular drill holes’ intercepts that define each block. Therefore, the Indicated and Inferred Mineral Resource reported here is conservative.

A density factor of 14 cuft/ton was used in the La Sal Technical Report. One foot mining dilution is used when the intercept is less than seven feet thick, otherwise no dilution is assigned. 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at zero grade for the dilution, because there is often lower-grade material adjacent to the target mineralized zones. The average V2O5:U3O8 ratio from both Pandora and Beaver/ La Sal mines is 5.25:1 from the recent Energy Fuels’ Mill head grades and this ratio is used for the Vanadium Mineral Resources estimate.

Historically, good agreement between polygonal estimation and as-mined reserves has been found when drill-hole areas of influence are limited to drill-hole spacings of 100 ft. A review of more recent estimations, particularly NI43-101 Technical Report compliant resources in the uranium industry supports the use of this 100 ft. drill-hole separation limitation.

Mining Operations

Mining operations are currently on standby. The mining of all resources in the La Sal project have been by conventional underground methods for over 40 years and, once mining resumes, will continue by such methods. These methods have been used very successfully in the region for over 100 years. The nature of the Salt Wash uranium-vanadium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. It often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposits are accessed from the surface via declines depending on the depth to mineralization and geologically suitable sites for portals, as is the case for the La Sal and Pandora/Snowball mines. Deposits may also be accessed through vertical shafts such as at the Beaver and Energy Queen Mines. Depending on ground conditions, the shafts will be lined with concrete or with steel and timber-lagging methods. Most recently, the Beaver Shaft was used for hoisting ore, ventilation, and a secondary escape. It is connected underground to the La Sal mine which provided men and equipment access to the Beaver mine areas. The Salt Wash sandstones are usually quite competent rock and require only moderate ground support. The overlying Brushy Basin mudstones are less competent, so the declines are often supported by square set timber or steel arch and timber lagging, as is the case at the La Sal and Pandora mines. The Salt Wash uranium deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the mineralized material is often mined by employing a split-shooting method, which serves to separate ore and waste as it is broken.

Mineral Processing and Metallurgical Testing

The La Sal Trend has a long history of uranium and vanadium production. Deposits from this district have been successfully milled at several historic mills in the region including Union Carbide’s (Umetco) mill at Uravan, Colorado, the Climax Uranium mill in Grand Junction, Colorado, the Atlas mill at Moab, Utah and Energy Fuels’ White Mesa Mill in Blanding, Utah. Samples of mineralized material were collected from the Energy Queen Mine waste rock dump. These were used along with samples from other mines in the region for preliminary testing of amenability to the proposed Piñon Ridge Mill leaching conditions. These results and the historic milling of district ores suggest at this point that the Energy Queen deposit will present no unforeseen problems with either metallurgical testing or processing. Testing of Energy Queen mineralized material should be performed after the mine is dewatered and rehabilitated to the point that representative samples can be obtained from in-place rock.

Between November 2012 and April 2013, the Mill processed uranium/vanadium ores from stockpiles of the several previous months’ mining at Beaver /La Sal and Pandora/Snowball Mines. Recovery rates were greater than 95% for uranium and greater than 70% for vanadium.

Mining Methods

The mining of all resources in the La Sal Project have been by conventional underground methods for over 40 years and, once mining resumes, will continue by such methods. These methods have been used very successfully in the region for over 100 years. The nature of the Salt Wash uranium-vanadium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. It often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The Salt Wash uranium deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the ore is mined by a split-shooting method.

The split-shooting mining method involves assessing each face as the stopes advance by the mine geologist, engineer, mine foreman, or experienced lead-miner. Because the grades and thickness of the typical Salt Wash uranium-vanadium deposits are highly variable, they are usually unpredictable from one round to the next. (A round is a complete mining cycle of drill-blast-muck-ground support, if needed to be ready to drill again; a normal round advances a face about 6 feet.)

Typically, the thickness of the mineralized material is less than the height needed to advance the stope. As the stope face is being drilled, the blast holes are probed with a Geiger Counter probe in order to estimate the U3O8 grade. The uranium-vanadium mineralization is usually dark gray to black. The mineralization sometimes rolls, pinches or swells, or follows cross-beds within the sandstone. Therefore the miner will also use drill cutting color as a criterion to help guide blast hole direction and spacing. This irregular habit of the deposit can result in holes collared in mineralized material ending in waste, or, conversely, holes collared in waste will penetrate mineralized material much of their length.

Based on the results of the assessment of the blast holes drilled in the face, the round will be loaded and shot in two or more stages. Depending on the location and thickness of the mineralized material in the face (there may be multiple mineralized layers); the miner will attempt to blast either only mineralized material or only waste rock. They will muck it out as clean as possible, then shoot the remaining rock and muck it cleanly. In resource estimates, one foot of waste is added to the mineralized material for dilution because of this method. The amount of waste rock shot before or after the mineralized material results in typical stope heights of eight-to-nine feet. The minimum height needed to advance the stope is about seven feet, so any mineralized drill-intercept greater than seven feet does not receive dilution in resource estimate calculations.

As with the split-shooting method of mining, resuing mining involves very selective separation of the waste rock from the ore. Ore grade material is determined by probing drill holes in the face of the stope. In resuing, waste is blasted or otherwise removed from one side of the ore zone. The ore in that zone is then extracted, thereby leaving any waste on the other side of the ore zone in place. If additional stope space is needed or a second ore zone occurs behind the remaining waste, that waste is removed without dilution to the ore zones. The lower limit of waste volume that can be extracted without disturbing ore is a function of the precision with which waste areas of the drill pattern can be selectively blasted without unduly increasing mining costs.

Mining assumptions were used in determining a cutoff grade for the resource estimates. Mining dilution is 1 foot of waste for mineralized thicknesses less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet. A resuing or split-shooting mining approach will be followed to minimize dilution when extracting thin zones. In the split-shooting method, the mineralization is usually thin (a few feet in thickness). The eventual stope height will be seven feet or greater, but at the time of mining the waste above or below the mineralized horizon is blasted. This waste layer may be one or more feet thick. After the waste is blasted and removed, the mineral zone is blasted and removed, thus reducing the amount of dilution to the mineralized rock. At times, the mineralized zone is blasted before the waste. For the Energy Queen Mine, 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at zero grade for the dilution, because there is often lower-grade material adjacent to the target mineralized zones. Vanadium assays are available for some of the drill holes. Where no data exist on vanadium content, the intercept is assigned a value based on the historical Umetco Minerals resource estimate for the property which averages a V2O5:U3O8 ratio of 4.25:1 based on historic assays of core. This ratio cannot be guaranteed and must be used only as a historical estimator for vanadium mineralization potential.

Recovery Method

The White Mesa Mill is a fully licensed uranium and vanadium mill located in southeastern Utah, near the Colorado Plateau District, the Henry Mountains Complex, the Arizona Strip and the White Canyon uranium districts. The Mill is approximately six miles south of the city of Blanding, Utah. Access is by U.S. highway 191.

Construction of the White Mesa Mill began in 1979, and conventionally-mined uranium/vanadium ore was first processed in May 1980. The Mill uses sulfuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The Mill has been operated on a campaign basis since its initial start-up due to variable uranium market conditions.

In addition to the conventional ore circuit, the White Mesa Mill has a separate vanadium co-product recovery circuit. The Mill also has a third circuit for the processing of certain types of alternate feed materials, which was built in 2009. This circuit enables the Mill to process both conventional ore and alternate feed materials simultaneously.

The Mill is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0 million pounds of U3O8 per year. In full operation, the Mill employs approximately 150 people.

Between November 2012 and April 2013, the Mill processed uranium/vanadium ores from stockpiles of the several previous months’ mining at Beaver /La Sal and Pandora/Snowball Mines.

Permitting

The Energy Queen and Redd Block IV mines are located on private land and were permitted with UDOGM in the early 1980s by Union Carbide. The Energy Queen was developed and put into production, but the Redd Block IV project was discontinued soon after the start of construction. A mine and reclamation plan amendment for the Energy Queen was approved by the UDOGM on September 22, 2009. This amendment allows the Company to install water treatment and other new surface facilities to support mine production of up to 250 tpd. Water discharge permits to allow initial and ongoing discharge of underground mine water were also approved by the UDEQ in 2009. Energy Fuels initiated permitting plans for additional mine expansion in 2012, but then deferred these plans when the Redd Block IV resource was acquired in the Denison acquisition. Engineering studies are being conducted to determine if the Redd Block IV resource can be mined economically from the Energy Queen Mine shaft and surface facilities. If this proves to be the case, the Energy Queen UDOGM permit would be updated to include the Redd Block IV area as well as other resources that have been acquired since the 2009 amendment. A Small Source Exemption that is in place for air emissions would also need to be replaced with an air permit because of the increased surface disturbance.

The Pandora, Beaver, La Sal and Snowball mines are permitted with the State of Utah and the BLM/ USFS for current operations. Energy Fuels is in the process of obtaining combined permits for expansion of the Pandora, Beaver, and La Sal mines with both UDOGM and the BLM/USFS. Both permit amendments are in the late stage of permitting. A draft EA was issued for the La Sal Mines Complex by the BLM and USFS in 2012. A final EA is expected to be issued in mid-2014. All other permits needed for mine expansion, including the required air permit, are in place.

Juniper Ridge Project

Unless otherwise stated, the following description of the Juniper Ridge Project is derived from a technical report entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA," dated January 27, 2014, prepared by Douglas L. Beahm, P.E., P.G. and Terrance P. McNulty, P.E., D.Sc., in accordance with NI 43-101 (the “Juniper Ridge Technical Report”). The Juniper Ridge Technical Report includes an updated NI 43-101 compliant Mineral Resource estimate and Preliminary Economic Assessment (“PEA”). Each of the authors of the Juniper Ridge Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Juniper Ridge Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

The Juniper Ridge Project was acquired on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above.

Project Description and Location

The Juniper Ridge project is located in southwest Wyoming, between 6 and 10 miles west of the town of Baggs. Mineral rights associated with the project include 197 unpatented lode mining claims (the “Juniper Ridge Claims”) and one (1) Wyoming State Mineral Lease No. 0-41095 of 640-acres (the “Juniper Ridge Lease”). In total, these holdings comprise 4,710 acres. Mineral ownership of the Juniper Ridge Claims resides with the U.S. federal government, administered by the BLM. Some of the Juniper Ridge Claims are a split estate with the minerals held by the U.S. and the surface held by private owners. Mineral ownership of the Juniper Ridge Lease resides with the State of Wyoming, administered by Wyoming State Lands. The surface of the Juniper Ridge Lease is held by the U.S. Legal surveys of unpatented claims are not required. The Juniper Ridge Lease is valid through April 1, 2015, subject to renewal for successive terms. The Juniper Ridge Claims were originally located by Strathmore in 2008.

The Juniper Ridge Lease is for an initial term of ten (10) years, beginning on April 2, 2005, and expiring on April 1, 2015. For the first five years of the term (prior to commercial mining), the annual rental was $1.00 per acre ($640.00 per year), payable in advance. For years six to ten (the current period), the annual rental is $2.00 per acre ($1,280 per year), payable in advance. The State may increase the rental to any rental it believes is fair and equitable. The Juniper Ridge Lease includes a royalty of five percent (5%) of the gross value of the uranium bearing ore mined and removed from the land covered by the Juniper Ridge Lease (the “Juniper Ridge Royalty”). After a lease goes into production, the State may reduce the royalty as necessary to allow the lessee to undertake operations or continue operations with a reasonable expectation that the operations will be profitable.

In 2010, Strathmore entered into an agreement to convey the Juniper Ridge Project to Crosshair Energy Corporation (“Crosshair”), as detailed in a news release dated November 1, 2010 which can be found on Crosshair’s profile on SEDAR. The Crosshair transaction included a royalty payable to Strathmore. However, Crosshair failed to complete the purchase agreement, the property reverted back to Strathmore in December 2012, and the royalty was cancelled.

Except for the Juniper Ridge Royalty, no royalties, agreements or encumbrances exist on the Juniper Ridge Project. There are no significant factors known by the Company that may affect title, access or the right to perform work on the property.

Mine development will require a number of permits depending on the type and extend of development. Major permits are expected to include a mining permit issued by the WDEQ-LQD and a Plan of Operations approved by the BLM (likely requiring an EIS). In the event mineral processing occurs on the property (versus transporting the resource to another processing facility), a source materials license from the NRC will be required. No environmental permits have been obtained to date for the Juniper Ridge Project.

All Juniper Ridge property holdings are in good standing. All unpatented mining claims are subject to an annual federal mining claim maintenance fee of $140 per plain plus approximately $10 per claim for county filing fees. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents and paying the fees described above. The 1872 Mining Law grants certain surface rights along with the right to mine provided the surface use is incident to the mine operations. In order to exercise those rights the operator must comply with a variety of State and Federal regulations. For the mine operations, Energy Fuels has and/or can obtain, through permitting and licensing of site activities, sufficient surface rights for the planned operations.

There are no outstanding environmental liabilities to which the project is subject. There is little existing infrastructure on the property.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Juniper Ridge Project is highly accessible via public roads and highways, located between six and ten miles west of the town of Baggs, Wyoming and approximately 3-miles north of the Colorado-Wyoming border. The project is accessible via two-wheel drive on existing county and two-track roads by proceeding one mile north of Baggs on Highway 789, then west on Carbon County Road 144 (Poison Buttes Road), toward Poison Buttes. After approximately six miles, the road crosses into the Juniper Ridge Project for the next four miles. Mining personnel and supplies can be obtained from towns in the region including Baggs, Rawlins, Rock Springs and Craig, Colorado.

Historic climate records were available through a National Weather Service cooperative station in Baggs until 2000. The Juniper Ridge Project falls within the intermountain semi-desert weather province within the Green and Bear Drainage. Although winter conditions can be severe, including local ground blizzards, such conditions are not expected to preclude year-round mining or processing operations. The average annual maximum temperature is 58.6° F, and the average annual minimum temperature is 27.5° F, with maximum monthly average temperatures of 47.6° F to 85.9° F in July and minimum monthly average temperature of 5.8° F to 32.2° F in January. Average annual precipitation is 10.2 inches, with a maximum depth of snow cover of 2 inches in November to January.

The Juniper Ridge Project is located within the Wyoming Basin physiographic province within a small closed subsidiary basin on the southeast flank of the greater Washakie Basin. The elevation of the property is between 6,000 and 7,000 feet above mean sea level. The topography is characterized by gently rolling hills which are cut by ephemeral streams draining into the Little Snake River, located approximately 3 miles south of the property. The dominant vegetation consists of juniper trees, native grasses, sagebrush and other shrubs typical of the continental, arid climate of the western United States. The Juniper Ridge Project is easily accessed. However, project development and operations will require the installation of some infrastructure, including utilities and water supplies. Utility services, including natural gas, electricity and communications are located in Baggs. Water can be obtained from locally permitted and constructed wells or from nearby surface water sources, including the Little Snake River. Water rights for both surface and groundwater are administered by the Wyoming State Engineer’s Office and are subject to prior water rights.

History

Uranium was first discovered in the Juniper Ridge project area in 1951, and commercial uranium mining occurred intermittently from 1954 to 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time, a total of 156,000 tons of mineralized material with an average grade of 0.172% U3O8 was mined resulting in production of 536,000 lbs. of uranium. Some of the companies that operated in the region included Shawano Development Corporation, Trace Elements (later acquired by Union Carbide Corporation), Teton Minerals, Parker-Thomas, and Leckenby. Underground mining was conducted by Basin Engineering Company under contract with Teton Minerals. Mined ores were shipped to a variety of nearby mills including Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and ore buying stations administered by the U.S. Atomic Energy Commission (the “AEC”), a pre-cursor to today’s U.S. NRC. Site activities were limited during what is referred to as the “Stretch Out” period beginning in the mid-1960’s and continuing into the early 1970’s. During this period, AEC supply contracts were phased out, and private utilities began to enter the uranium mining market. In 1973, Homestead Mineral Corporation (“HMC”) controlled most mining claims and leases in the area, with the exception of those properties held by Union Carbide. Also in 1973, Minerals Exploration Company, in a joint venture with Urangesellschaft (“UG”), acquired the Juniper Ridge property from HMC. In 1981, AGIP Mining Group (“AGIP”) acquired the property from UG, after which mineral leases and claims were allowed to expire during the ensuing two-plus decade lull in the uranium market.

In 2005, Strathmore, through Miller and Associates, acquired the Juniper Ridge Lease and located the lode mining claims that comprise the Juniper Ridge Project. On January 30, 2007, Strathmore entered into a joint venture with Yellowcake Mining Inc. to develop the property, which was later dissolved in December 2008. On November 1, 2010, Crosshair entered into an agreement to acquire the property from Strathmore. However, Crosshair failed to complete the terms of the agreement, and the property reverted to Strathmore.

Geological Setting

The geological setting within the Juniper Ridge Project is well documented in the professional literature as well as in internal historical reports from past operators. The Juniper Ridge Project is located within a small subsidiary basin of the southeast flank of the Washakie Basin, encompassing the majority of the outcropping of the Browns Park Formation which was preserved in the basin over an area of approximately ten square miles. This basin and the larger Powder Spring Basin, about 15 miles to the west, appear to be small tectonic grabens down-dropped post-Eocene, but pre-Browns Park in time.

The dominant structure of the area, directly related to the grabens, are the east-west trending, high-angle, normal faults. These faults are mapped as bounding the north side of the basins, but in all probability they bound the south side as well. Although these east-west faults trend into the Poison Basin, they do not appear to affect the Miocene rocks, and thus are dated as being pre-Miocene.

While formations ranging in age from Cretaceous to Quaternary are exposed at the surface in the vicinity, only Eocene and Miocene formations play a significant role in the location and tenure of mineralization. Upper Eocene and Miocene age sediments fill the Poison Basin. Oligocene rocks are absent, having been completely eroded away before the Miocene deposition. Miocene rocks lie unconformably on the upper Eocene rocks in the basin and host the known uranium mineralization within the project area.

Exploration

The initial discovery of mineralization was based on ground radiometric surveys reported in 1953. Since that time, most exploration work has focused on drilling which is discussed in “Drilling” section below.

The most recent of the historic technical studies (Pincock, Allen, & Holt, 1986) state that the study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet, of which 4,871 of these drill holes were located on the AGIP mineral properties. The previous historic feasibility study (Pincock, Allen, & Holt, 1978) states that their mineral resources/reserve estimates were based on radiometric assays from 3,935 drill holes.

The previous historic technical studies and reports also address radiometric equilibrium. The data available over time for evaluation of radiometric equilibrium also varied. In 1982, an internal project summary report (Beahm, 1982) radiometric equilibrium was evaluated based on data from 200 core holes. For that study, only core holes with greater than 80% sample recovery were included and only samples with uranium grades greater than 0.04% U3O8 were used. This study reported a positive disequilibrium factor of 1.017:1 (chemical to radiometric). The subsequent feasibility study (Pincock, Allen, & Holt, 1986) evaluated individual core samples representing a total of 321.5 feet of core, but does not specify the number of core holes from which the samples were taken. Independent sampling and assaying of core and independent radiometric log determinations were completed by the authors of the 1986 report. They concluded that while there was some bias in the estimation of mineralized thickness based on radiometric interpretation, there was no bias in grade. The older feasibility study by UG (Pincock, Allen, & Holt, 1978) evaluated radiometric equilibrium based on 125 mineralized intervals from three separate geographical areas at a 0.02% minimum grade U3O8. This study recommended an adjustment of grade by an overall negative disequilibrium factor of 0.90.

The historic data utilized to evaluate radiometric equilibrium in these reports is generally not available for incorporation into this Technical Report. Current data with respect to radiometric drilling is available from some 549 recent drill holes.

Mineralization

Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation. The host unit consists of tuffaceous, feldspathic sandstone which exhibits small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness. Generally, uranium mineralization is of the roll-front type, common to the uranium basins in Wyoming. Localization of uranium appears to relate to permeability and the presence of pyrite or hydrogen sulphide. The depth of mineralization averages slightly over 100 feet, but ranges from near the surface to a maximum of 292.5 feet depending on the location within the basin and the local topography. The deposit is relatively flat lying with formation dip of less than 5°. The dip of the formation is highest at the margins of the basin and flatter near the center. The average thickness of mineralization above a 0.02% eU3O8 cutoff grade is in excess of 10 feet. Two general areas of mineralization occur within the project, separated by less than two miles.

Historic feasibility reports (AGIP, 1986 and UG, 1978) discuss the continuity of mineralization. These reports express some concerns relative to the continuity of mineralization, especially with respect to grades necessary to support mining. AGIP’s 1986 report states that continuity at very low grades (i.e., cutoff of about 80 ppm) is excellent, and mineralization appears nearly continuously for several thousand feet throughout much of the property area. However, the degree of continuity decreases with an increasing grade. At grades above 500 ppm, continuity of uranium mineralization may range from tens of feet to several hundred feet. Continuity of most mineralized zones is generally less than 50 feet. Past operations have compensated for the variability in grade by delineating areas to be mined by drilling on 50-foot centers and instituting rigorous in-pit grade control programs.

Uranium mineralization within the project is sandstone hosted and was deposited along a geochemical solution front, as is typical of roll-front mineralization and similar to other Wyoming sandstone hosted uranium deposits. The source of uranium is described as syngenetic, as alteration of the tuffaceous volcanic materials within the Browns Park Formation and/or the immediately overlying North Park Formation liberated uranium which was transported by groundwater and concentrated along oxidation/reduction interfaces within the formation.

Drilling

Available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and uranium spectral analysis tool (“USAT”) assay data for 400 drill holes completed during the 2011 drill program and 149 drill holes completed in 2012 (all by Crosshair). For the 2011 drill program, downhole logging of the drill holes was completed using standard gamma technology as well as a USAT, supplied by third party vendor, Century. The 2012 drilling was intended to better define and expand the mineral resource. Thus, the current database consists of 2,716 drill holes of which approximately 80% are historic and 20% are more recent.

All drill holes, both historic and recent, were shallow (less than 300 feet) and drilled vertically. The Browns Park Formation is relatively flat, with dip varying from 5° on the margins to flat in the center. Both grade and GT distribution are log normal. However, the range was not extreme with a grade above cutoff ranging from 0.02% eU3O8 to a maximum of approximately 1% U3O8 and GT above cutoff ranging from 0.10 to just over 5.

Sampling and Analysis

The primary data collected for the project is downhole radiometric, USAT geophysical log data, and the lithological descriptions of the drill cuttings. For the 2011 and 2012 drill programs, downhole geophysical logging was provided by a recognized commercial vendor, Century. The geophysical log data was provided to Crosshair in electronic format. Lithologic descriptions, along with drill hole number and survey coordinates, were recorded on-site with a data recorder. Qa/Qc of the data was completed by the project manager, and the electronic data transferred to Crosshair’s data server with weekly back up. Seventeen core holes were completed during the 2011 drilling program primarily to provide samples for metallurgical testing. Following field lithologic description, the core was placed into plastic sleeves which were sealed to prevent oxidation. The core was then placed into standard core boxes and temporarily stored in a secure facility leased from Grieve Enterprises in Baggs, Wyoming.

The author of the Juniper Ridge Technical Report observed the core storage and examined some of the core which had been collected. The core samples were sealed in plastic bags to prevent oxidation and stored in core boxes which were labeled as to the hole number and footage interval. At that time, no core had been prepared or shipped for assay; however, the basic protocol of maintaining a chain of custody and obtaining assays from a certified lab was discussed. No core data was available at the time the Juniper Ridge Technical Report was prepared. This was not necessary for the mineral resource estimate as the estimate is based on radiometric equivalent data with the USAT data utilized to evaluate radiometric equilibrium.

In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and in the author’s opinion is appropriate for the stated purpose of the Juniper Ridge Technical Report.

The key data for the estimation of uranium mineral resources for this project includes:

Down hole geophysical log data which provides a quantitative measure of uranium concentration based on total gamma emissions, provided;
o	The geophysical logging equipment is properly calibrated.
o	The geophysical log data, measured in Counts Per Second (CPS) is properly converted to equivalent uranium grade, eU3O8.
o	The uranium mineralization is in radiometric equilibrium.
Chemical assays or other direct measurements of uranium grade to evaluate radiometric equilibrium conditions which may include;
o	Chemical assay of physical core.
o	Down hole neutron activation analysis of uranium content including;
• Prompt Fission Neutron logging currently used and available commercially.
• Delayed Neutron Logging developed in the 1970’s and used throughout the 1980’s. No longer commercially available.
o	Down hole spectral gamma measurements which only measure gamma from uranium daughter products with short half-lives.
• Commercially available Uranium Spectrum Analysis Tool
• Cryogenic detector measuring Proactinium 234
Sample location; coordinates and elevation
Density of mineralized material

Data sources for the estimation of uranium mineral resource for the Project include radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric data for 149 drill holes completed in 2012. For the 2011 and 2012 drilling programs, downhole geophysical logging of the drill holes was provided by a recognized commercial vendor, Century Wireline of Tulsa, Oklahoma.

In addition to the historical radiometric drill data, 400 drill holes were completed in 2011 and an additional 149 drill holes in 2012. As with previous mineral owners, the commercial geophysical logging services of Century were employed. The 2011 drilling program was intended to verify historic drilling and replace historic data for drill holes shown on the maps but for which the radiometric data was not available. The 2012 drilling was intended to better define and expand the mineral resource. As a result, the current database consists of 2,716 drill holes of which approximately 80% are historical and 20% are recent.

Of the 400 drill holes completed in 2011, sixty-nine were completed within 25 feet of a drill hole with historic radiometric data. With respect to GT above a cutoff of 0.02% eU3O8:

  Ten 2011holes varied by less than 0.1 GT as compared to historic data.
  Twenty-three 2011 drill holes had a GT that was lower than historic drill data by more than 0.1 GT but less than 1.0 GT.
  Eighteen 2011 drill holes had a GT that was higher than historic drill data by more than 0.1 GT but less than 1.0 GT.
  Twelve 2011 drill holes had a GT that was lower than historic data by more than 1.0 GT.
  Six 2011 drill holes had a GT that was higher than historic data by more than 1.0 GT.
  Overall the GT from the 2011 drill holes were slightly lower than the comparative historic data.

It is the opinion of the author of the Juniper Ridge Technical Report that the variances in the comparison of historic and recent data are related primarily to variations related to continuity of grade rather than variations in assay methodology and/or equipment. Section 7- Geologic Setting and Mineralization, discusses the continuity of grade observed in the deposit and provides an example of the grade variation in closely spaced drilling from the 2011 program.

In conclusion, it is the author’s opinion that current radiometric database consisting of a mixture of historic and recent dill data is reliable for the purpose of estimating mineral resources for the following reasons:

  The historic and current radiometric data were developed by a commercial geophysical logging company. The same commercial logging company, Century Geophysical Corporation, was employed for both the historic and current drilling programs and is one of the principal companies providing such logging services for the uranium industry in the US.
  The companies which previously controlled the project area were involved in uranium exploration in the US and abroad. These companies followed generally accepted industry practices.
  The historic radiometric data was vetted and verified independently for two separate technical studies commissioned by the previous owners of the Project area.
  The procedures employed during the 2011 drilling program were observed and reviewed by the author and followed generally accepted industry practices.
  The 2012 drill data was reviewed by the author and was found to be consistent with the 2011 drill data.
  The author has direct personal knowledge as to the veracity of the historic database having managed the database during the period of 1982 through 1986.

Although the results and general conclusions of previous studies of radiometric equilibrium are known, the historic data utilized to evaluate radiometric equilibrium in these reports is generally not available. The current data for evaluation of radiometric equilibrium is available from the 400 drill holes completed in 2011 for which there is both radiometric equivalent data and USAT data available. USAT logging is a commercially available product. Calibration of the USAT tool and comparison to chemical assays is provided in Appendix B of the Juniper Ridge Technical Report. It is the opinion of the author of the Juniper Ridge Technical Report that this method of assessing radiometric equilibrium is appropriate and reliable for this project and that the volume of data is sufficient to reasonably determine radiometric equilibrium conditions for the purposes of estimating mineral resources.

The initial plane surveying system was established using standard plane surveying techniques by UG and maintained by AGIP. The survey control system was created prior to the advent of current GPS technology. When the author managed the project on behalf of AGIP, all surveying of drill holes, mining claims, and control for aerial mapping was completed by an independent Professional Licensed Surveyor (PLS) and all surveying was completed within accepted mapping standards. Initial drill hole locations were staked out by the surveyor and the final locations of all drill holes surveyed following drilling. The surveyor utilized total station survey equipment which provided a digital record of coordinates and elevation accurate to a few tenths of a foot.

Recent drill hole surveys were completed using a Trimble pro XH with a pole mounted tornado antenna. Field data was post-processed with Trimble Pathfinder Office and referenced to three fixed public reference stations. Recent drill hole surveys were not tied into the on-site control net although both surveys report coordinates and elevations in the NAD 83 Wyoming State Plane system. The recent survey methodology should yield sub meter accuracy with respect to both coordinates and elevation but has not been verified.

The density of mineralized material used in the historic technical studies, (Pincock, Allen, & Holt, 1986) and (Pincock, Allen, & Holt, 1978) was 16.3 and 17 cubic feet per ton, respectively. Although there was some test data available for the determination of density, the data were not specifically provided in the reports nor were they available for this study. The previous studies both recommended further testing to determine the density. For the purposes of the Juniper Ridge Technical Report, the author recommends a density factor of 16 cubic feet per ton based on direct personal experience with mining operations in similar sandstone hosted deposits in Gas Hills, Wyoming and Maybell, Colorado.

The maximum variance in the estimation of mineral resources based on density in the range of 16 to 17 cubic feet per ton is approximately 6%.

Security of Samples

The core samples were sealed in plastic bags to prevent oxidation and stored in core boxes which were labeled with the hole number and footage interval. At that time, no core had been prepared or shipped for assay; however, the basic protocol of maintaining a chain of custody and obtaining assays from a certified lab was discussed. No core data was available at the time the Juniper Ridge Technical Report was prepared. This was not necessary for the mineral resource estimate as the estimate is based on radiometric equivalent data with the USAT data utilized to evaluate radiometric equilibrium. In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and is appropriate.

Mineral Resource and Reserve Estimates

Based on drill density and verification drilling completed in 2011 and 2012, the Mineral Resource estimate for the Juniper Ridge Project meets the criteria for either Indicated Mineral Resources or Inferred Mineral Resources, in accordance with CIM Standards on Mineral Resources and Reserves. No current Prefeasibility or Feasibility Study has been completed for the Juniper Ridge Project, thus no Mineral Reserves have been reported.

The results of the Juniper Ridge Technical Report estimate that the project has total Indicated Mineral Resources of 5,280,108 lbs. of eU3O8 contained in 4,598,296 tons with an average grade of 0.057% eU3O8. In addition, the results of the Juniper Ridge Technical Report estimate that the Juniper Ridge Project contains 182,100 lbs. of eU3O8 contained in 107,436 tons with an average grade of 0.085% eU3O8. The authors of the Juniper Ridge Technical Report utilized a 0.1 GT cutoff based on their experience with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which used similar cutoff criterion.

Indicated Resource	Juniper Ridge West
GT Cut-off (ft x wt%)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade %eU3O8	0.066	0.078	0.088

Indicated Resource	Juniper Ridge East
GT Cut-off (ft x wt%)	0.1	0.25	0. 5
Pounds eU3O8	5,280,108	4,657,371	3,394,520
Tons	4,598,296	3,616,411	2,391,000
Average Grade %eU3O8	0.057	0.064	0.071

Indicated Resource	PROJECT TOTAL
GT Cut-off (ft x wt%)	0.1	0.25	0. 5
Pounds eU3O8	6,120,108	5,415,371	3,995,520
Tons	5,233,296	4,103,411	2,731,000
Average Grade% eU3O8	0.058	0.066	0.073

Inferred Resource	Juniper Ridge West
GT Cut-off (ft x wt%)	0.1
Pounds eU3O8	117,000
Tons	82,936
Average Grade %eU3O8	0.071

Inferred Resource	Juniper Ridge East
GT Cut-off (ft x wt%)	0.1
Pounds eU3O8	65,100
Tons	24,500
Average Grade %eU3O8	0.133

Inferred Resource	PROJECT TOTAL
GT Cut-off (ft x wt%)	0.1
Pounds eU3O8	182,100
Tons	107,436
Average Grade %eU3O8	0.085

The recommended base case for estimated mineral resources, as highlighted in the forgoing tabulation, is the 0.1 GT cutoff. This recommendation is based upon the experience of the author of the Juniper Ridge Technical Report with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which employed a similar cutoff criterion and the findings of the PEA.

The primary resource calculation method utilized in the Juniper Ridge Technical Report is the Grade Thickness (GT) contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves adopted by the CIM November 23, 2003 and it is applicable to this type of deposit.

The mineral resource estimate represents a two dimensional estimate based on the total GT, by hole, meeting cutoff criteria. The cutoff criteria applied included: minimum radiometric equivalent grade of 0.02%eU 3O8, a minimum thickness of 2 feet to account for mine dilution, and a minimum GT of 0.10. Drill data reflecting the thickness (T), grade (eU3O.), and GT was summed for all intercepts meeting cutoff criteria by hole. GT and T were then contoured using standard algorithms based upon the geological interpretation of the deposit. From the contoured GT ranges, the contained pounds of uranium were calculated by multiplying the measured areas by GT and density. Similarly, the total tonnage was calculated by contouring thickness and multiplying by area to obtain cubic feet, then converting to tonnage by applying the density factor. Tonnage by GT range was estimated based on the ratio of GT areas to total tonnage and the results summed. A density factor of 16 cubic feet per ton was utilized in the mineral resource calculation. As discussed in Section 12, Data Verification, this factor is recommended by the author based on his direct mining experience in deposits of similar geologic age and genesis.As stated in Section 10, currently available drill data consists of: radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric equivalent data (eU3O8) for 149 drill holes competed in 2012.

GT contour maps for Juniper Ridge East and West are provided in the Juniper Ridge Technical Report. Due to the observed variability of grade, as previously discussed, the projection of mineralization was limited to a maximum of 25 feet. The spacing of drill data within the areas for which mineral resources are projected is 100 feet or less. Based on the density of data and interpretation of geologic continuity, the mineral resource, as calculated, is considered to meet CIM criteria as an indicated mineral resource.

Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation. While the average disequilibrium factor was slightly less than 1 (0.94), the disequilibrium factor varies by area, ranging from 0.84 to 1.04 with the higher factors corresponding to the more highly mineralized areas of the deposit. For the purposes of assessing the overall mineral resources for the Project, it is recommended no correction for radiometric equilibrium be applied.

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISR mine and mill operations. Production began in the early 1950’s, and continues to the present. The state has ranked as the number one US producer of uranium since 1994. Wyoming is generally favorable to mine developments provided established environmental regulations are met (refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006).

Mine development would require a number of permits depending on the type and extent of development, the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission. To the author’s knowledge, these environmental permits have not been obtained. To obtain these permits, it is likely that an Environmental Impact Statement (EIS) would be required.

Portions of the project area are split estate which means that the surface ownership is held privately while the minerals are federal. In these areas, agreements with surface owners will be necessary for mining. Such agreements are currently in place for the most recent drill program.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

Mining Operations

Mining operations have been carried out on areas of the Juniper Ridge Project at various times during the 1950’s to the 1970’s. No current mining is occurring on the project.

Feasibility Studies

An economic analysis (“PEA”) of the Juniper Ridge Project is included in the Juniper Ridge Technical Report. The PEA assumes constant US dollars and a commodity price of US$65.00 per pound. Operating costs include all direct taxes and royalties, but do not include US Federal Income Tax. The results of the PEA demonstrate that the Juniper Ridge project is expected to generate an Internal Rate of Return (“IRR”) of 22% and a Net Present Value (“NPV”) of $21,255,000 using an 8% discount rate, after all production related tax and federal income taxes. The PEA demonstrates a pre-tax IRR of 26% and $25,696,000 NPV. A range of IRR’s and NPV’s were calculated in the Juniper Ridge Technical Report utilizing different discount rates and uranium prices.

The project is expected to require capital expenditures of $37.5 million, including initial CAPEX of $33.3 million. First production is assumed to occur in 2019. In addition, the project is expected to have operating expenses of US$38.84 per pound of uranium. A total of 5.1 million lbs. of uranium is expected to be mined from the project over a 10-year life, with initial production of 312,000 lbs. in 2019 and maximum production of 665,000 lbs. in 2024.

Permitting

Mine development would require extensive baseline studies and acquisition of several major permits, depending on the type and extent of development. These permits include the mining permit issued by the WDEQ-LQD and the Plan of Operations and EIS approved by the BLM. Mineral processing for uranium would require a source materials license from the NRC. Portions of the project area are split estate which means that the surface ownership is held privately while the minerals are federal. In these areas, agreements with surface owners will be necessary for mining. Such agreements are currently in place for exploration drilling.

Mineral Processing and Metallurgical Testing

Current metallurgical testing has not been completed. However, the deposit has been mined and the product from that mining shipped to conventional mills and recovered. As documented in Section 6-History, commercial uranium mining occurred intermittently from 1954 until 1966. Mined product was shipped to a variety of mills including: Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and AEC ore buying stations (Anctil, 1987). These uranium mills were acid leach facilities.

This historical production from the project demonstrates that uranium is recoverable from the mineralized material. The results of previous owners’ metallurgical studies are summarized in the following (Pincock, Allen, & Holt, 1978) and (Pincock, Allen, & Holt, 1986). While the actual metallurgical studies are not available, the following table is a summary of their findings.

Feasibility Study	Lixiviant	Capacity Tons/Day	Mill Feed Grade	Mill recovery
UG 1978	Acid	2,000	0.06% U3O8	90.15%
UG 1978	Alkaline	2,000	0.06% U3O8	84%
AGIP 1986	Alkaline	540 maximum	0.06-0.12% U3O8	88.3 – 92.9%

Factors which affect mineral processing recoveries and costs include:

  The grade of the mined material. Thus, the higher the mill feed grade the higher the percentage recovery.
  The calcium carbonate concentrations, which in some areas are in the range of 6 to 8% (AGIP, 1982).
  If alkaline lixiviant is used, recoveries are expected to be lower than if acid lixiviant is used. Alkaline lixiviants have a tendency to cause the clay fraction in the leach material to swell which may not be desirable depending on the methodologies for mineral processing and tailings disposal.
  In situ recovery is not favorable due to several factors which include relatively low permeability of the host rock, lack of confining lithostratigraphic units, and because a substantial portion of the mineralization occurs above the water table.

The Whirlwind Mine

Unless otherwise stated, the following description of the Whirlwind Mine is derived from a technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Whirlwind Technical Report”). The author of the Whirlwind Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Whirlwind Technical Report is available on SEDAR under the Company’s profile at www.sedar.com.

Property Description and Location

The Whirlwind Property is comprised of (i) the Whirlwind claim group, (ii) the Far West Claim Group, (iii) the Crosswind claim group, and (iv) Utah State Metalliferous Minerals Lease ML 49312.

The Whirlwind Mine project is located in the Beaver Mesa district of the Uravan Mineral Belt, along the Colorado-Utah state line four miles southwest of Gateway, Colorado. The current land position consists of 176 unpatented claims, the Whirlwind, Crosswind, and Far West groups, covering approximately 3,520 acres, and a 320 acre Utah SITLA Lease ML-49312 for a total of about 3,680 acres (Energy Fuels dropped 40 of the Far West claims after the Technical Report was written.) The property is held under four mining leases with 10-year to 20-year terms, which can be extended. The area was claimed at earlier times by Umetco Minerals Corporation (“Umetco”), Atlas, Climax Uranium, and Pioneer Uravan Inc. (“Pioneer Uravan”), as well as smaller companies including Beaver Mesa Uranium, Inc. and Rajah Ventures, Ltd. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents with federal and local authorities, and paying the fees that total approximately $150 per claim.

The Whirlwind claim group consists of 57 unpatented lode claims located in the Beaver Mesa mining district, some four miles southwest of Gateway, Colorado and straddling the Colorado-Utah border. The claims lie in sections 35 and 36, T51N, R20W, NMPM and sections 1, 2, 11, and 12, T50N, R20W, NMPM, Mesa County, Colorado and in sections 8, 9, 17, 20, and 21, T25S, R26E, SLPM, Grand County, Utah. The area encompassed by the claims is approximately 1,085 acres and is covered by the U.S. Geological Survey (USGS) Dolores Point North 7½ minute topographic quadrangle map.

The Far West claim group contains 74 claims covering approximately 1,480 acres. This group lies to the west and north of the Whirlwind group (which contains a few claims named Far West, also). These claims cover all or part of sections 4, 5, 7, 8, 9, 17, 18, 19, 20, and 21, T25S, R26E, SLPM, Grand County, Utah and parts of sections 25 and 26, T51N, R20W, NMPM, Mesa County, Colorado. They lie on the USGS Dolores Point North and Dolores Point South topographic quadrangles.

The Crosswind claim group is contiguous with the east side of the Whirlwind group. These 45 claims are located in section 6, T50N, R19W, sections 1 and 2, T50N, R20W, Section 31, T51N, R19W, and section 36, T51N, R20W, NMPM, Mesa County, Colorado. These claims also fall on both the Dolores Point North and Dolores Point South quadrangles.

The land covered by the claims is administered by the BLM. The claim groups surround a half section (about 320 acres) of Utah State Land (section 16, T25S, R26E). Energy Fuels signed an agreement with Energy Metals and its successor, Uranium One, in May 2008 to acquire this parcel, and that acquisition has been completed. The north central portion of the Whirlwind group borders a 60 acre parcel of private land on three sides (west, south, and east). The northeastern part of the Far West group borders the north side of the private parcel. The Whirlwind claims were staked over a period of time ranging from January, 2005 through September, 2006. Amendments were made to a few claims to correct defects in descriptions. The Whirlwind Mine portal is located at latitude 38° 38’ 32” N, longitude 108° 2’ 54” W, at an elevation of 7,050 feet. The Far West property was staked between December 5 and December 29, 2006. Two claims were added to the group on April 19, 2007 to close a gap immediately north of the Whirlwind Mine portal for mine permit purposes. The Crosswind claims were mostly staked from March 19, 2005 through April 18, 2005, with the last four staked September 4, 2006.

The claims were properly staked on the ground and filed with the two counties and the BLM. The BLM maintenance fees have been paid up through the 2011 payment year. Energy Fuels entered into an option to lease the Whirlwind group (Whirlwind Tunnel, Whirlwind #2-22, 25-45, Far West 1-13) with Little Maverick Mining Company on September 1, 2006 for 120 days. The lease was signed on December 11, 2006 for a term of twenty years, which is extendable if mineral production is on a continuing basis. The total advanced royalty paid to Little Maverick over five years will be $3,000,000. Production royalty will be paid on a sliding scale for both uranium and vanadium from 5% to 8.5% of spot price market value, depending upon market prices. Little Maverick also will be paid a haulage and usage royalty of 1% or 2%, depending on the price of U3O8 and V2O5.

The term of the S&S Mining Company lease for the Far West, et al. group (Far West #15-34, 37-112, Christmas 1-10, and Whirlwind 140-147) is also 20 years (which is extendable if mineral production is on a continuing basis). It was signed on March 21, 2007. The payment to the Lessor at the time of signing was $400 per claim for the 112 claims in the group ($44,800). The lease contains a production royalty nearly identical to the Whirlwind property, the exception being the top rate is 8% of market value. Energy Fuels has an exploration and development work commitment of $25,000 per year beginning after the first anniversary date for each of the next three years. There are no annual advanced royalties due for this property.

The lease between Energy Fuels and High Country Mining Company covering the Crosswind claim group (Crosswind #40-84) was signed March 21, 2007. Its term is also 20 years, which is extendable if mineral production is on a continuing basis. Payment at signing consisted of $333,334 cash plus $125,000 worth of stock. There is no work commitment contained in this agreement, however, the Lessor has the first right for drilling and ore hauling contracts. The State of Utah reserves a production royalty on lease ML-49312 of 8% on uranium and 4% on vanadium. Uranium One retained an overriding royalty varying from 2 to 4% on uranium as the spot price varies from $50 to greater than $95 per pound U3O8 and 2 to 4% on vanadium as that price varies from less than $8 per pound to greater than $22 per pound V2O5.

There is an annual work commitment of $30,000 as part of this lease assignment from Uranium One. Energy Fuels is responsible for payment of the Utah annual advanced royalty ($500) and the annual claim rental fees to the BLM ($140/claim), permitting and bonding fees to the applicable state and county agencies, and reclamation costs for all of the leases.

All lands held by Energy Fuels for the Whirlwind Mine are current and in good standing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Whirlwind Mine portal is centrally located for the combined properties, being in the north central part of the Whirlwind claim group. It is accessed by driving 0.8 mile on Colorado Highway 141 south of the Gateway, Colorado post office to Mesa County Road 4 4/10, the road that goes south into John Brown Canyon, then by following Road 4 4/10 for 7.4 miles to the intersection with Mesa County Road 5/10, and then proceeding north and west on Road 5/10 for 3.2 miles to the mine site. These county roads are mostly graded dirt with short graveled sections. They are not presently maintained by the county for their entire lengths during winter months. However, snowfall is usually manageable for year-round access by a private concern. Energy Fuels made improvements to Road 5/10 during 2007 and will be responsible for winter maintenance. A fabric/metal frame shop building was erected in 2007. Phone and power lines are within a few hundred feet of the portal area; however the power lines are not energized. Energy Fuels will use generators until the transmission line to the area is upgraded. Water needed for underground mining is anticipated to be encountered in the form of ground water during the development and extraction phases. Presently, groundwater inflow is approximately the amount needed for mining purposes. Additional water, if needed, can easily be hauled to the site.

Gateway, Colorado is a very small town currently undergoing a transition from agriculture to a tourist-based economy. Recently completed construction at the Gateway Canyons Resort includes a grocery store, recreational store and tour center, hotel/resort, restaurant, car museum, small convention center, and employee housing for part of the facility staff. Additional resort type facilities are being built, and many more are planned by Gateway Canyons Development. Mine personnel and supplies are available from Grand Junction (52-miles) and Montrose, Colorado (95-miles).

The region is characterized by mesas cut by deep canyons. There are narrow benches on the mesa shoulders in some areas and near-vertical, 500-foot cliffs elsewhere. Elevations within the claim group range from 7,900 feet in the southwestern part to 6,800 feet near the canyon rim in the northeast part. The elevation at Gateway, Colorado, where Highway 141 crosses the Dolores River, is approximately 4,560 feet.

The area is semi-arid. All elevations support moderate growths of juniper and piñon in rocky soils along with sage and other brush, forbs, and grasses. Where soils are rich at the higher elevations and on northern slopes, there are stands of ponderosa pine and oak brush.

History

This district has seen production of radium, vanadium, and uranium ores since early in the 20th century. Numerous underground mines on the Whirlwind property, and surrounding areas within one mile of the claim group perimeter, have produced in excess of 7,000,000 lbs. U3O8 and nearly 24,000,000 lbs. V2O5. Production is derived from fluvial sandstones, mostly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. The last production was in 1990, which ceased due to inadequate uranium prices.

In addition to the older mines on the property, the Whirlwind Mine was started in 1979 by Pioneer Uravan. It was known then as the Urantah Mine. Pioneer Uravan stopped the project in 1981, shortly after completion of the access decline, with only minor production. Drilling by Pioneer Uravan and others, plus Energy Fuels’ drilling in 2007, 2008, 2011, and 2012 (10 holes in Section 16 after the Technical Report was prepared), point to remaining Indicated Resources at the Whirlwind Mine and adjoining leases of approximately 1,003,320 lbs. U3O8 and 3,293,338 lbs. V2O5. This is contained in about 169,130 tons of undiluted material at a grade of 0.30% U3O8 and 0.97% V2O5. There are significant, but unquantified resources remaining in the drift ribs and pillars of several old mines within the three claim groups. The potential to substantially increase the reported resource is quite reasonable. In addition to the Indicated Mineral Resource, the Whirlwind Technical Report discusses the areas which contain a total Inferred Mineral Resource of 2.00 million lbs. U3O8 and 6.47 million lbs. V2O5.

Geological Setting The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region, where the state boundaries of Colorado, New Mexico, Arizona, and Utah meet. The Whirlwind and other properties currently held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Whirlwind Mine is also located in the northern end of the Uravan Mineral Belt. The Colorado Plateau’s basement rocks are mostly Proterozoic metamorphic and igneous intrusions.

Exploration and Development

Work has proceeded on the permitting, design, and rehabilitation of the Whirlwind Mine, including acquisition and refurbishment of mining equipment and timbering, bolting, and arch-set replacement to ready the Whirlwind decline for production. A mining permit application was prepared and submitted on July 2, 2007, to the Colorado Division of Reclamation, Mining and Safety (“CDRMS”). A PO was submitted to the BLM July 5, 2007. A water discharge permit has been issued for the Whirlwind Mine and construction of a water treatment plant and settling tanks has been completed. On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of the PO for the Whirlwind Mine. Construction of all surface facilities (clearing, top soil stockpiling, drainage control structures, etc.) necessary for mine development and production to begin has been completed. The mine was put on standby, and pumping ceased in December 2009.

Mineralization

The uranium and vanadium bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace carbonaceous material and some detrital grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydro mica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of the older mines, the weathered minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite and carnotite. The remnant deposits in the ribs and pillars of the old mines show a variety of oxidized minerals common in the Uravan Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages are seen in the Packrat Mine (which is a part of the Whirlwind Mine area), including corvusite, rauvite, and pascoite. Exposures in the Whirlwind rarely show the colorful oxides because it was standing full of water until recently.

Some stopes in old mines are over 1,000 feet long and several hundred feet wide. More often they are 400 feet to 600 feet long and 100 feet to 200 feet wide. The Indicated Resources of the Whirlwind Mine are of similar size. Individual mineralized beds vary in thickness from several inches up to four feet to five feet. Locally, two or more mineralized horizons separated by thin waste layers will make a thick mineable zone of 15 feet to 18 feet.

Drilling

Much of the drilling on the Whirlwind property was performed by previous operators. Although not actually counted, it is believed that over 1,000 holes have been drilled on the Whirlwind property, and the Crosswind property has a similar number.

Energy Fuels conducted a drilling project in the summer of 2007 to verify some of the older drilling, explore for additional resources, and to obtain stratigraphic information for mine planning, particularly for a proposed drift to connect the Whirlwind Mine to the Packrat mine (one of the historic mines in the Whirlwind group). This project consisted of 14 holes in Colorado on the Whirlwind 2, 3, 4, and 13 claims and 14 holes in Utah on the Whirlwind 7, 7 Extension, 8, and 14 claims. The holes totaled 18,580 feet of drilling. Twenty-five of the holes penetrated the Burro Canyon, Brushy Basin, and Top and Middle rims of the Salt Wash. The other three holes, numbers WW-07-12, WW-07-13, and WW-07-14 stopped after penetrating the Top Rim sandstones of the Salt Wash, which is the host horizon of the bulk of the known resources. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau logging tools were calibrated at the DOE test pits in Grand Junction, Colorado in May of 2007. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

In October 2008, Energy Fuels conducted a drilling project on the Colorado and Utah portions of the Whirlwind property and a portion of the Far West lease located within the Whirlwind property permit boundary. Eleven holes, totaling 3,060 feet, were completed in the Far West lease area and served to meet the work commitment of the Far West lease, explore for resources in the Lumsden Mine area (one of the historic mines in the Whirlwind group), and give stratigraphic information in the vicinity of a planned monitor well. There were three barren holes, four with mineralization from trace to 0.01%, and three with mineralization between 0.02 and 0.06% . The other hole found 2.5’ -0.12%, but this intercept was in a Brushy Basin sandstone, some 120 feet to 130 feet above the Top Rim.

There were ten holes, totaling 6,600 feet, drilled on the Colorado portion of the Whirlwind lease. Three holes were exploring east of the Whirlwind deposit, closer to the decline. These were barren with thin Top and Middle Rim sandstones. The other seven holes were offsets in the area of a good hole drilled in 2007, WW-07-10 (1.5’ -0.53%) . Of these, three encountered ore-grade intercepts, the best being 1.5’ -0.67% in the Top Rim. Two found low-grade mineralization and the other two had a trace. Three of these holes also found the Middle Rim to be very favorable, including mineralization up to 0.03% .

Five holes were drilled on the SITLA Lease on Section 16. Two holes were completed by the end of October 2008, totaling 1,340 feet. A third hole was abandoned because the down-hole hammer broke. An offset to this and two other holes were drilled in early November (2,060 feet.) to conclude the 2008 drilling at the Whirlwind property. This third hole encountered 1.0’ -0.11% U3O8 in the Top Rim along with 2.0’ -0.02% a couple feet above. Holes four and five were drilled just west of the “B” Area part of the Whirlwind property. Hole 4 had 1.5’ -0.13% U3O8 and 1.5’ -0.04% U3O8 in the Top Rim. The last hole drilled was barren.

Five more holes were drilled in Section 16 in 2011. One of these encountered a well mineralized interval (1.0’ - 0.46% U3O8). Seven holes were also drilled in the southern part of the Far West group. This area was found to be unfavorable so the claim block was reduced by 40 claims. After the Technical report was written, ten more holes were drilled on Section 16 in 2012 further defining favorable ground, although no significant mineralization was found.

Sampling, Analysis and Data Verification

Energy Fuels has not conducted widespread and definitive sampling on the Whirlwind and adjoining properties. Previous underground activity, which resulted in driving the decline and short development headings, did encounter strong mineralization in one area, but this has not been available for sampling until recently due to water in the mine. However, the estimation of resources in the Whirlwind Technical Report has relied upon documentation from earlier operators. Energy Fuels has employed a conventional combination of channel sampling, radiometric scanning, and long-hole drilling since the completion of the rehabilitation of the Whirlwind Decline early in 2008. Exploration drilling from the surface will continue to be mostly rotary with down hole electric and radiometric logging, with an occasional core hole likely.

Mineral Resource Estimates

The Whirlwind Technical Report covering all the leased claims comprising the Whirlwind Mine property estimated an Indicated Mineral Resource of 169,129 tons of mineralized material grading 0.29% U3O8 and 0.86% V2O5 containing 1.0 million lbs. of U3O8 and 3.3 million lbs. of V2O5. The Whirlwind Technical Report also states that the Inferred Resources on the Whirlwind Mine property are 437,100 tons grading 0.23% U3O8 and 0.72% V2O5 containing 2.0 million lbs. of U3O8 and 6.47 million lbs. of V2O5.

Mineral resources were calculated by the polygonal method by Energy Fuels. Polygons are drawn as perpendicular bisectors between drill holes or as 100-ft by 100-ft square areas of influence for isolated holes or areas of equidistant holes on 100-ft centers. The drilling is often on 100 foot centers, and therefore, many polygons enclose approximately 10,000 square feet of area. Of course the polygons are smaller where drill spacing is closer, and some may be slightly larger in clusters of holes with irregular spacing. The polygons are terminated at the boundaries of other property owners for the generation of the resource estimate

For the in situ resource estimate, the thickness and grade assigned to each polygon equals that of the intercepts recorded in the center hole of the polygon. A tonnage factor of 14 cubic feet per ton is used for Salt Wash deposits. Mining dilution is 1 foot of waste for mineralized thicknesses less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet. A resuing or split-shot mining approach will be followed to minimize dilution when extracting thin zones. In the split-shot method, the mineralization is usually thin (a few feet in thickness). The eventual stope height will be seven feet or greater, but at the time of mining the waste above or below the mineralized horizon is blasted. This waste layer may be one or more feet thick. After the waste is blasted and removed, the mineral zone is blasted and removed, thus reducing the amount of dilution to the mineralized rock. At times, the mineralized zone is blasted before the waste. For the Whirlwind Mine, 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at 0% uranium grade for the dilution because there is often lower-grade material adjacent to the target mineralized zones. Vanadium assays are available for only a few of the drill holes. Where no data exist on vanadium, the intercept is assigned a value based on the historical district average V2O5:U3O8 ratio of 3.24:1. This ratio cannot be guaranteed and must be used as a historical estimator for vanadium mineralization potential.

As with the split-shooting method of mining, resuing mining involves very selective separation of the waste rock from the ore. Ore grade material is determined by probing drill holes in the face of the stope. In resuing, waste is blasted or otherwise removed from one side of the ore zone. The ore in that zone is then extracted, thereby leaving any waste on the other side of the ore zone in place. If additional stope space is needed or a second ore zone occurs behind the remaining waste, that waste is removed without dilution to the ore zones. The lower limit of waste volume that can be extracted without disturbing ore is a function of the precision with which waste areas of the drill pattern can be selectively blasted without unduly increasing mining costs.

A cutoff of 0.06% U3O8 has been used in all resource estimates for the Whirlwind and related properties that are based on historic or EFR drilling results. This cutoff is somewhat subjective and was chosen based on experience of EFR staff and on the basis of the lowest grade intercepts that are likely to be mined based on a tentative mine plan and location of such intercepts in or adjacent to development entries that will be mined regardless of the grade of involved mineralized sandstone. Assumptions involved in use of this cutoff are as follows:

1.

Development entries will be made to access indicated and measured resources of sufficient size to warrant mining to their locations and room-and-pillar mining of the resources. Such entries will follow the historic random pattern of mining areas that is driven by the localized nature of areas of mineralization.

2.	Entries can and will intercept some lower grade material that would not necessarily be economically mineable as standalone resources.

3.

Measured vanadium grades, in combination with uranium grade, can be high enough to warrant mining a resource area even if the uranium contents in all holes in that area would not be sufficient to make the mineralization mineable through uranium content alone.

4.

The thickness of the drill intercept in mineralized material makes some areas attractive because of available volume of mineralization even when relatively low grade for uranium. Full-face mining costs less per ton of mineralized material than split-shooting does.

5.	Any mineralized material below the cutoff grade that is mined during development or room-and- pillar extraction will be considered waste regardless of contained uranium and vanadium values.

6.

Indicated or Measured Resources may still prove to be uneconomic to mine upon performance of a full feasibility analysis or due to economic or mining conditions at the time mining proceeds towards such resource areas. The inverse could be true. A substantial increase in the price of uranium or vanadium could result in a lower cutoff.

7.	Minimum mining thickness is 2-3 feet using the split-shot or resuing mining methods.

Mining Operations

Rehabilitation of the Whirlwind Mine was completed in 2007 and 2008. This included acquisition and refurbishment of mining equipment and timbering, bolting, and arch-set replacement to ready the Whirlwind decline for production. Construction of the mine facilities were also completed with the installation of an equipment shop, shower room, office and water treatment plant. Additionally, mine ventilation equipment and utilities are installed and roof bolting and ground control work is complete underground. The mine was placed on standby in November 2008. Pumping ceased in December 2009 and the mine has refilled with water to near historic levels. It is expected to take about 90 days to pump the water from the mine once operations resume.

Permitting

The Whirlwind Mine has all local, state, and federal permits needed to mine. A permit application to treat and discharge mine water was submitted in May 2007 and approved by CDPHE in August 2007. A water treatment plant and settling tanks were completed in the fall of 2007 under approved exploration plans. In July 2007, mine permit applications were submitted to CDRMS and Mesa County. A PO was also submitted to the BLM in July 2007. Mesa County approved a Special Use Permit and CDRMS approved a 112D Large Mine Permit for the project in February 2008.

On September 10, 2008, the Whirlwind permitting process was completed with the approval by the BLM of Energy Fuels’ PO for the Whirlwind Mine with a Finding of No Significant Impact. The mine is currently on standby and environmental monitoring and reporting continues to be conducted at the mine in accordance with permit conditions.

The Sage Plain Project

Unless otherwise stated, the following description of the Sage Plain Project is derived from the technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Sage Plain Technical Report”). The author of the Sage Plain Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the Sage Plain Technical Report is available under the Company’s profile on SEDAR at www.sedar.com.

In 2011, EFRC along with Lynx-Royal JV, LLC (“Lynx-Royal”), its CPP joint venture partner at the time and subsidiary of Aldershot Resources Ltd. (“Aldershot”), acquired several close-spaced and contiguous leases and mining claims in the area of southeastern Utah and southwestern Colorado known as the Sage Plain district. In October 2012, Energy Fuels purchased Aldershot’s 50% of the JV, and EFRC is now sole owner and operator of CPP.

Project Description and Location

The Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. The property lies about 15 miles northeast of Monticello, Utah. It consists of three private mineral leases, four Utah SITLA Leases, and 94 unpatented mining claims on land administered by the BLM. There are two historic uranium-vanadium mines within the project area, the Calliham Mine (which accesses the three private leases) and the Sage Mine (which produced from the unpatented claims). The combined 5,635 acres of the property is comprised of approximately 1,680 acres of fee land, about 2,013 acres of SITLA Leases and approximately 1,942 acres of BLM land covered by the unpatented claims in San Juan County, Utah and San Miguel County, Colorado. Unpatented mining claims expire annually, but are subject to indefinite annual renewal by filing appropriate documents with federal and local authorities, and paying the fees that total approximately $150 per claim.

Most of the project (the private leases and SITLA Leases, plus 44 of the unpatented claims) is located in San Juan County, Utah and the other 50 unpatented claims are located in San Miguel County, Colorado. All of the property, except one private lease, is held by CPP. CPP was formerly a 50:50 joint venture between subsidiaries of Energy Fuels (EFRC) and Aldershot (Lynx-Royal). On October 1, 2012, Energy Fuels acquired all of Aldershot’s interest in CPP, and is now the sole owner of CPP. The other private lease is held solely by EFRC. Therefore, the Company now owns and controls the entire Sage Plain Project.

The two historic mines have been idle for about 20 years. Both mines were operated in the 1970s to early 1980s by Atlas. The Calliham Mine was acquired by Umetco in 1988 and operated briefly in 1990-1991. Both mines ceased production due to depressed uranium and vanadium prices.

The various parcels of the project were acquired in stages. Energy Fuels was the successful bidder on two SITLA Leases in 2007. A third SITLA Lease was awarded to the Company in March 2011. These were subsequently assigned to CPP. CPP purchased 94 claims and another SITLA Lease from Uranium One Inc. in November 2010. Energy Fuels purchased a lease on the private Calliham parcel in February 2011 from Nuvemco, LLC and the Crain lease in July 2011 from UEC. Both of these leases were assigned to CPP. The final acquisition in the project area, the Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group that had an option to lease with J.H. Ranch. Lynx-Royal declined to participate in this acquisition. Therefore, EFRC retained 100% ownership of the Skidmore lease. In May 2012, the Company acquired 80-acres from Umetco that contains the historic portal to the Calliham mine. On October 1, 2012, the Company acquired all of Lynx-Royal’s interest in CPP. See “General Development of the Business – Recent Developments Since September 30, 2012”. As a result, the Company now owns 100% of CPP and the Sage Plain Project.

All claims, leases and other land holdings at the Sage Plain Project are current and in good standing. Below is a description of each parcel in the project:

Calliham Lease: Nuvemco LLC entered into a Mining Lease with members of the Calliham family on March 8, 2007. EFR purchased the lease outright from Nuvemco in February 2011. It was assigned to CPP. The term of the lease is perpetual, as long as the lessee is in compliance with the terms of the lease. The lease requires an annual advanced royalty of $10,000 be paid to the lessor. The lease is paid for until March 8, 2012. The lessor reserves a production royalty at the rate of 5% of the value of the uranium and 8% of the value of the vanadium based on the price received for the sale of ore. The lease covers the mineral rights on approximately 320 acres in the NW ¼ NW ¼ section 33 and SW ¼, S ½ NW ¼, and SW ¼ NE ¼, section 28, T32S, R26E, SLPM.

Crain Lease: Uranium Energy Corp. (“UEC”) entered into a Uranium and Mineral Lease with Nadine Crain on April 19, 2005 for all of section 27, T32S, R26E, SLPM, being 640 acre in area. UEC paid $25,000 for the primary term, which was for five years. The lease was renewed at the expiration of the primary term for a second five year term by UEC paying $50/acre (in effect until April 19, 2015). The lessor reserves a production royalty of 6 ¼% of the net proceeds received for uranium in ores and 5% for vanadium in raw, crude form before any processing or beneficiation. Energy Fuels purchased the lease from UEC on July 27, 2011 and it was assigned to CPP. CPP will pay UEC an overriding royalty of 4% on the gross proceeds for uranium and vanadium produced from the property after the first 225,000 lbs. of U3O8 is produced.

Skidmore Lease: A privately held corporation, Nuclear Energy Corporation, LLC (“NUECO”), secured an option to lease several mineral lands in the district from J.H. Ranch, Inc. (“JHRI”) in March 2011. On the 10th of October 2011, NUECO entered into a mining lease with JHRI covering surface and mineral rights in the E ½ section 29, SE ¼ SW ¼ and SW ¼ SE ¼ section 21, NE ¼ NW ¼, N ½ NE ¼, SE ¼ NE ¼, and N ½ SE ¼ section 28, T32S, R26E, SLPM. The lease also covers surface rights in the SW ¼ SW ¼ section 21 and NW ¼ NW ¼ section 28, T32S, R26E where the minerals are owned by the federal government. Energy Fuels entered into an agreement with NUECO to purchase the lease on this portion of the JHRI property (referred to as Skidmore) adjacent to the Calliham property on October 7, 2011. Subsequently, the lease was assigned to EFR on October 13, 2011. The primary term of the lease is for 20 years and is renewable. EFR will make payments allocated as 75% advanced royalties and 25 % rental that increase over time, varying from $125,000 in October 2011, $150,000 on the first anniversary, $200,000 on the second anniversary, and $250,000 on the third and fourth anniversaries. Payments will then fall to $10/acre/year. A production royalty will be due JHRI at 12.5% of the fair market value of crude ore. JHRI is also entitled to a small wheeling fee (toll) for any ore produced from any of the other leases that crosses the Skidmore property in the underground mine haulage drifts. This lease is not part of CPP.

Sage et al. Claims: The 94 claims were staked in accordance with state and federal rules in November 2004 through May 2005, as the price of uranium was beginning to increase, by a private individual, Jim C. Butt. Butt leased the claims to Plateau Resources Limited, Inc. in June 2005. Butt then sold the claims (terminating the lease) to Plateau Resources in March 2006, retaining a royalty of 2.5% . The claim ownership passed to Uranium One Exploration USA, Inc. in April 2007. CPP bought the claims and a Utah State lease as a single transaction from Uranium One on November 22, 2010. Besides the annual BLM claim maintenance fee ($140) and annual county recording fees ($10), the royalty in favor of Jim Butt is the only encumbrance on the claims. There are 40 Sage claims in sections 28, 33, 34, and 35, T32S, R26E, SLPM, San Juan County, Utah. In San Miguel County, Colorado there are 13 Red Ant claims, 15 Bear claims, 4 Black Spider claims, 8 Governor claims, and 10 Refund claims (50 total) in sections 25 and 26, T43N, R20W and sections 19, 29, 30, 31, and 32 T43N, R19W, NMPM. The claims are all on BLM land with the land in Utah managed by the Monticello Field Office and the land in Colorado managed by the Dolores Field Office. All federal and county claim fees are paid through August 31, 2014. All unpatented mining claims expire annually. However, they are renewable indefinitely for successive one year periods.

SITLA Leases ML-51145, 51146, and 51963: Energy Fuels acquired these three mineral leases from the State of Utah through normal offerings via sealed bids, the first two in November 2007 and the third in February 2011. They cover the SE ¼ section 16, all of section 32, and the N ½ and SW ¼ of section 16, respectively, in T32S, R26E, SLPM. No data from past exploration has been located. These parcels were acquired because of their location near the Calliham Mine and the farther north Silver Bell and Wilson Mines. The lack of data precludes estimating any mineral resources for these parcels, but they are good exploration targets with high potential of discovering mineral resources with drilling. The annual cost to hold these combined leases is presently $1,640. SITLA leases carry a production royalty on the gross value of ore, f.o.b. the mine at a basis of 8% on the uranium and 4% on the vanadium.

SITLA Lease ML-49301: This lease was purchased by CPP along with the Sage et al. claims from Uranium One in November 2010. It covers all of section 16 (640 acre) and the fractional section 2 (93 acres), T33S, R26E, SLPM. Historic drill data are in the Company’s position for this lease. Like the other SITLA leases it carries a production royalty on the gross value of ore, f.o.b. the mine, at a basis of 8% on the uranium and 4% on the vanadium. The lease was initially granted to Jim C. Butt in March 2004. Butt then assigned the lease to Plateau Resources in July 2006, retaining a royalty to Butt of 1.0% . Subsequently, the lease passed to Uranium One Exploration USA, Inc in April 2007. The additional 1.0% royalty to Butt is Energy Fuels’ obligation when production begins from this parcel.

There are two historic uranium-vanadium mines within the project area, the Calliham Mine which accesses the three private leases, and the Sage Mine which produced from the claims. The Calliham Mine has been totally reclaimed. Because the portal closure consisted of back-filling for a short distance, it can easily be reopened and rehabilitated. The portal and reclaimed waste rock pile are located on private land that is not part of the Calliham lease. Energy Fuels acquired this land from Umetco Minerals in 2012. The Sage Mine has an old permit through the State of Utah Division of Oil, Gas, and Mining (DOGM) still in effect, but has been inactive for about 20 years. Therefore, the permit will require an update before work can resume. It has not been reclaimed, but a large dirt pile was used to cover the portal to prevent access. Both mines are partially flooded, but can be dewatered once permits are obtained. Historic data indicate neither mine encountered enough water to be problematic when operating. See sections 6, 16, 18, and 20 of the Sage Plain Technical Report for more detail on the history of the mines, the future plans for rehabilitation, development, and production, and the current permitting process.

There are no known environmental liabilities associated with the Sage Plain Project.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project.

Accessibility, Climate, Local Resources, Infrastructure, and Physiology

The Sage Plain Project can be accessed from the north, south, and east on paved, all-weather roads. The nearest towns with stores, restaurants, lodging and small industrial supply retailers are Monticello, Utah, 26 road miles to the south and west, and Dove Creek, Colorado, 20 road miles to the southeast. U.S. Highway 491 connects Monticello, Utah to Dove Creek and Cortez, Colorado. There are two routes north from this highway to the project. From the highways, access to the Sage Plain Project is from maintained county roads. The region has a long history of mining, ranching, farming, and oil and gas production. Therefore, even though the regional towns are small, they have adequate services and supplies to support a mineral project like the Sage Plain Project.

The area is semi-arid. Meteorological data from the Northdale, Colorado station 10-miles south of the Sage Plain Project, show a recent 30-year normal mean temperature of 46 degrees F (range 31 to 61 degrees F). The mean annual precipitation for the same 30 years has been 12.26 inches. Year-round operations may occur at the Sage Plain Project. All elevations within four miles of the Sage Plain Project property support moderate growths of sage and rabbit brush along with other brush, forbs, cactus, yucca and grasses. There are localized stands of juniper and piñon pine in the rocky soils and many patches of scrub oak where it has never been cleared.

The region has a long history of mining, ranching, farming, and oil and gas production. Therefore, even though the regional towns are small, they have adequate services and supplies to support a project the size of the proposed Calliham and Sage Mines. Energy Fuels expects to be be able to hire much of its mine labor from within the region. The regional grid of electrical transmission and distribution lines simultaneously supported the mines at the Sage Plain Project area plus the large Deremo Mine operated by Umetco Minerals, 2 miles to the southeast, and the Silver Bell and Wilson Mines, 1 ½ miles to the north.

The region of the Sage Plain Project is characterized by a relatively flat plain that is drained by three major regional rivers. Most of the private land is gently sloping, cut by small ephemeral streams that are tributary to Summit Canyon. The unpatented claims are located in the head of Summit Canyon and along the benches on the south side of that canyon easterly to its confluence with Bishop Canyon. The land south of Summit Canyon, including SITLA Lease ML-49301, drains to Coal Bed Canyon. The flatter part of the project sets at elevations ranging from 6,870 feet at the south edge of ML-49301 to 7,165 on the Crain lease. The claims along Summit and Bishop Canyons cover much steeper terrain with elevations ranging from 6,500 feet to 7,380 feet.

The Company believes it has sufficient surface rights for contemplated mining operations, including waste disposal areas. No mineral processing is expected to occur on the property. Therefore, no land is required for tailings storage, heap leach pads, or processing plants.

History

The uranium-vanadium deposits of the region were discovered in the Morrison Formation 32 miles north of the Sage Plain Project in Roc Creek Canyon, Montrose County, Colorado in 1881. The first economic shipments of ore were in 1898. The carnotite deposits in the Salt Wash Member of the Morrison Formation along the Dolores River canyon and Summit Canyon near Slick Rock, Colorado were discovered around 1900, about 10 miles north of Sage Plain. Most of this early production focused on extracting uranium-vanadium concentrates and radium.

There was little activity in the region until the demand for vanadium increased in the mid-1930’s. Shattuck Chemical Company built a mill at Slick Rock in 1931 and International Vanadium Corporation built a mill in Dry Valley. Ore is estimated to have averaged about 0.15% U3O8 and 1.34% V2O5. North Continent Mines Company bought the Slick Rock mill and enlarged it in 1934 and operated it until 1943. In the early 1940’s, the federal government formed the Metals Reserve Company to facilitate vanadium production. As a result, many new mines opened in the Salt Wash formation and more mills were built, including one at Monticello, Utah. Almost all of the uranium in the ore went to the tails at mills until 1943 when uranium became the focus. More deposits were found in the Salt Wash and mines remained open into the 1950’s and early 1960’s in the Sick Rock and Dry Valley districts near Sage Plain. Union Carbide built an upgrading mill at Slick Rock in 1956 and operated it until 1970. Between 1948 and 1977, the Slick Rock district produced over 4.1 million tons of ore at grades that averaged 0.25% U3O8 and 1.8% V2O5.

The two mines located on the Sage Plain Project were operated in the 1970’s to early 1980’s by Atlas. The Calliham mine was explored in the early 1970’s by Hecla. The Crain lease to the east of the Calliham mine was explored by Truchas and later in the 1970’s by Pioneer Uravan. The Calliham lease was acquired by Atlas and went into production in March 1976. Atlas departed the uranium business in the mid-1980’s. The Calliham mine was acquired by Umetco in 1988 and operated briefly in 1990-1991 during a spike in vanadium prices. Umetco was also operating the Silver Bell and Wilson mines nearby. During Umetco’s tenure, the Calliham mine produced 13,300 tons of ore averaging 0.21% U3O8 and 1.29% V2O5. This ore was milled at the White Mesa Mill in Blanding, Utah (now owned by the Company). The Sage mine reportedly produced 3,000 tons of ore in 1990, but historic production numbers are not known at this time.

Geological Setting

The Sage Plain district, also referred to as the Egnar district or Summit Point district, is a portion of the greater Slick Rock district. It is the southwest continuation into Utah of the Uravan Mineral Belt. Here, the host sandstones of the Salt Wash Member of the Jurassic-aged Morrison Formation are not exposed. They are covered by Cretaceous-aged sediments or the upper Morrison Formation’s Brushy Basin Member. Therefore, discovery of economic deposits here lagged many years behind the production from the same host rocks elsewhere in the Slick Rock district a few miles to the northeast in Colorado. At Slick Rock, mining and milling of radium-uranium-vanadium ores has occurred since 1901. This part of the Uravan Mineral Belt has a significantly higher ratio of V2O5:U3O8 in the ore than the deposits farther north.

Exploration

Outcrops within a few miles of the Sage Plain Project were explored by prospectors in the early 20th century for their radium and vanadium content. Uranium exploration began in the mid-1940’s. Exploration by drilling progressed to the mesa tops as drilling equipment improved in the 1950s and 1960s. The deposits in the Sage Plain area were found and developed by other operators in the late 1960s and early 1970s. The area around the Company’s Sage Plain Project was extensively drilled in the 1970s and early 1980s.

During the operation of the underground mines, extensive stoping occurred. In addition, extensive long-hole drilling occurred. Much of the Mineral Resource in the Calliham mine was identified in this manner. In 2011, CPP (now a wholly-owned subsidiary of the Company) conducted a 17 hole rotary drill program (~11,300 feet). Seven holes were drilled at the Sage mine to confirm historic map data and explore for a possible east-west channel. Two holes testing the historically defined mineralized body confirmed the historic map data and one exploration hole intersected high-grade mineralization between the mine workings and the western mineralized body. Ten holes were drilled across the Calliham mine properties to confirm historic map data and expand known mineralization. Eight out of the ten holes had significant mineralization, indicating historic map data to be correct.

Mineralization

The uranium- and vanadium-bearing minerals in the Salt Wash Member of the Morrison Formation occur as fine-grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains. The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite. Minerals from several oxidation stages can be seen, including corvusite, rauvite and pascoite. The Sage and Calliham mines have been standing full of water for at least ten years, so no direct observations have been made of the mine workings. Some stoping areas in the Sage and Calliham mines, as well as the nearby Deremo mine to the east and Silver Bell and Wilson mines to the north, are well over 1,400 feet long and several hundred feet wide. Individual mineralized beds can vary in thickness from several inches to over ten feet.

Drilling

Most of the drilling on the Calliham and Sage mine properties was performed by previous operators, including Hecla, Atlas, Pioneer Uravan, and Truchas. There have been approximately 313 holes drilled on the Calliham lease, 300 on the Crain lease, 487 on the Skidmore lease, and 199 on the claims near the Sage mine. The Company has in its possession several maps showing the locations of holes on and surrounding the Sage Plain Project. The Company acquired the gamma and lithologic logs for these holes when it acquired the US Mining Division. The Atlas, Pioneer Uravan and Umetco drill maps and mine maps with longhole data are deemed to be accurate.

The Company has conducted two drilling projects, one on the Sage mine claims and one across the three Calliham mine leases to verify some of the historic map data. Seven holes were drilled by CPP (now wholly-owned by the Company) on the Sage mine claims in October 2011 totaling 4,873 feet. The drilling was successful in meeting the objectives of confirming the accuracy of the historical data and verifying a historically defined mineral body. One hole intercepted 2.0 feet of 0.407% eU3O8. Another hole intercepted mineralization greater than 1.0 foot of 0.16% eU3O8.

Ten holes were drilled by CPP across the three Calliham leases in December 2011 totaling 6,465 feet. This drilling was also successful in meeting the objectives of confirming the accuracy of the historic data and expanding known mineralized areas. Four holes intercepted mineralization greater than 1.0 foot of 0.20% eU3O8 and four other holes intercepted mineralization greater than 1.0 foot of 0.10% eU3O8.

All holes drilled by CPP were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. Even though the digitally recorded data displays estimated U3O8 content, the gamma logs were interpreted and mineralization calculated using the proven AEC method. It is believed that previous operators also used this method, or a close variant of it.

Sampling and Analysis

Energy Fuels has not conducted widespread and definitive sampling on the Sage Plain Project. Previous underground mining activity, which resulted in development drifting and production at the two mines, will not be available for sampling until the mines are dewatered and the declines rehabilitated. The estimations of resource have relied on documentation from earlier operators and the 2011 drilling program. CPP employed a conventional combination of rotary drilling, geologic logging, and downhole electric and radiometric logging in its field program.

Mineral Resource Estimate

Historic drilling from the surface by previous operators (including Hecla, Atlas, Truchas, Pioneer Uravan, and Umetco), long-hole drilling within the underground mines, and verification and fill-in exploration drilling in 2011 by CPP suggest remaining Measured and Indicated Mineral Resources at the Sage Plain Project of approximately 2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5. This is contained in roughly 642,971 tons of material at an in-place grade of 0.220% U3O8 and 1.39% V2O5. Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% U3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5). This resource estimate for the Sage Plain Project is divided into the particular leases and claims for reporting in the Sage Plain Technical Report. The resources of the Calliham, Crain, and Skidmore leases are accessible through the Calliham Mine. The Sage Mine will be used to access the resources on the Sage claims. Mineral resources on the other claims and those on the SITLA Leases will likely require new mine entries to be exploited.

As noted above, the Company acquired 100% of CPP (and the Sage Plain Project) effective October 1, 2012. However, the mineral resource estimate was prepared prior to the Company’s acquisition. Therefore, the resources are broken down according to the ownership interest of the former partners as of September 30, 2012. As of October 1, 2012, Energy Fuels’ owned all of the Measured and Indicated Mineral Resources listed below, being 642,971 tons containing 2,833,795 lbs. U3O8 (0.22% eU3O8) and 17,829,289 lbs. V2O5 (1.39%V 2O5). As of October 1, 2012, Energy Fuels owned all of the Inferred Mineral Resource, being 49,136 tons containing 181,276 lbs. U3O8 (0.184% eU3O8) and 1,854,034 lbs. V2O5 (1.89% V2O5).

Summaries of Measured, Indicated, & Inferred Mineral Resources for the Sage Plain Project are shown in the following tables:

Mineral Resource Estimate – Uranium

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons	Grade % U3 O8	Lbs. eU3 O8	Tons	Grade % U3 O8	Lbs. eU3 O8	Tons	Grade % U3 O8	Lbs. eU3 O8
Calliham Lease	224,998	0.201	905,410	9,660	0.153	29,556	1,533	0.140	4,292
Skidmore Lease	228,222	0.237	1,083,398	6,992	0.245	34,214	-	-	-
Crain Lease	63,408	0.171	216,740	9,688	0.541	104,835	6,322	0.433	54,718
Sage Claims	98,992	0.228	451,410	1,011	0.407	8,232	41,281	0.148	122,265
Total Mineral Resources (Lbs. eU3O8 )	615,620	0.216	2,656,958	27,351	0.323	176,837	49,136	0.184	181,275

Mineral Resource Estimate – Vanadium

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons	Grade % V2 O5	Lbs. V2 O5	Tons	Grade % V2 O5	Lbs. V2 O5	Tons	Grade % V2 O5	Lbs. V2 O5
Calliham Lease	224,998	1.260	5,665,534	9,660	0.960	184,726	1,533	0.880	26,825
Skidmore Lease	228,222	1.400	6,405,329	6,992	1.530	213,836	-	-	-
Crain Lease	63,408	1.070	1,534,624	9,688	3.380	655,216	6,322	2.710	341,986
Sage Claims	98,992	1.670	3,298,574	1,011	2.540	51,450	41,281	1.800	1,485,223
Total Mineral Resources (Lbs. V2O5)	615,620	1.373	16,904,061	27,351	2.020	1,105,228	49,136	1.887	1,854,034

Notes:

1)	Grades and tonnages shown as undiluted amounts.
2)	Vanadium grades are based on assays where known, otherwise estimated at the average V2O5:U3O8 ratios for the individual properties used by previous operators based on past production.

Mineral resource estimates have been calculated by a modified polygonal method. The older drilling was often on 50-150 foot spacing in the well mineralized parts of the Sage Mine area. For the well mineralized parts of the Calliham and Skidmore leases, the drill hole spacing is usually 75-200 feet. On the Crain lease the drilling is usually 100-200 feet spacing in the mineralized areas, as is the case on ML-49301. Elsewhere on all properties drilling was done on wide-spacing initially (500-1,000 feet). Where favorable criteria were found, the operators tightened the pattern or did offsets at 100-200 feet resulting in several clusters of closer-spaced holes scattered around the entire property. The 2011 drilling program on the Sage Plain Project properties partially consisted of offset holes on spacings of 30-60 feet from historic holes. There were a few exploration holes, especially on the Sage Mine claims, in areas where historic drill holes are several hundred feet apart.

Where hole-spacing is closer than 100 feet, a perpendicular bisector method was used to create the polygons. Where hole spacing is greater than 100 feet, the holes used for mineral resource estimations are shown on the maps as squares of 100’ X 100’ (10,000 square feet). However, to remain conservative, a 50-foot influence distance centered on the hole has been used. Therefore, all polygons that exceed an area equal to a 50-foot radius circle (7,854 square feet) have been reduced to that area for tonnage calculations in the Mineral Resource blocks. Even though mineralization in these deposits can be highly variable over short distances in the deposit, past mining experience has shown that there is enough continuity over stoping distances or even a few contiguous resource polygons that production matches resource estimates quite well. At locations where drifting or stoping has removed portions of polygons, there have been appropriate reductions to the resources assigned those polygons. Next to mine workings, polygons based on holes drilled from the surface often overlap with polygons drawn on the underground longholes. Where this occurs, the surface hole polygon was trimmed and the longhole data used for the smaller polygon(s) adjacent to the mine. The distance of influence used for longhole intercepts never exceeds 40 feet from the hole.

In some areas there are two or more mineralized horizons separated by more than two feet of waste. Where this occurs, there are two or more polygons drawn for the same hole. These may be of the same shape or different overlapping shapes, depending on the mineralization in the nearest neighboring holes used to define the polygons. The polygons that are adjacent to mine workings or are within a few hundred feet of the workings (so that they can be developed when the mines are reopened) and are clustered with other polygons are considered Measured Mineral Resources. For the in situ resource estimate, the thickness and grade assigned to each polygon equals that of the intercepts recorded in the center hole of the polygon. A tonnage factor of 15 cubic feet per ton is used for Salt Wash deposits.

Indicated Mineral Resource blocks were drawn where mineralization correlates well and similar geological conditions are believed to be continuous between drill holes that are over 100 feet apart. The Indicated Mineral Resource blocks are individual holes or groups of holes that are separated from mine workings by a few hundred feet more than the Measured Mineral Resource blocks. The grade and thickness for the indicated blocks are weighted averages of the particular drill holes’ intercepts that define each block.

Indicated Mineral Resource blocks are drawn where mineralization correlates well and similar geological conditions are believed to be continuous between drill holes that are over 100 feet apart. The Indicated Mineral Resource blocks are individual holes or groups of holes that are separated from mine workings by a few hundred feet more than the Measured Mineral Resource blocks. The grade and thickness for the indicated blocks are weighted averages of the particular drill holes’ intercepts that define each block.

Inferred Mineral Resource blocks are partially drilling-confirmed, geologically favorable areas where other deposits could occur in the defined channels. Mineral trends often follow the directions of the sandstone channels. The Sage Plain Project has three areas where the mineralization found in wide-spaced holes suggests Inferred Mineral Resources may exist.

Sandstone thickness, the gray color, and pyrite and carbon contents of sandstones, along with gray or green interbedded or underlying mudstone, indicate areas of sandstones that are favorable for containing uranium-vanadium mineralization. These conditions allow geological definition of Inferred Mineral Resources, in conjunction with some drilling data, and Exploration Targets where no drilling data are available or are too far away to be considered relevant to defining Inferred Resources. Mining assumptions were used in determining a cutoff grade for the resource estimates. The minimum mining thickness for this type of sandstone uranium deposit is considered to be 2 feet. Uranium grades of 0.00% are used to dilute any intercept less than 1 foot to meet the 2 feet minimum. Mining dilution is considered to be 1 foot of waste for mineralized thicknesses greater than 1 foot, but less than 6.0 feet or an appropriate fraction of a foot (if the intercept is greater than 6 feet) up to 7.0 feet. A resuing or splitshooting mining approach will be followed to minimize dilution when extracting thin zones. The eventual stope height will be 7 feet or greater to allow the mine to advance. At the time of mining, the waste above or below the mineralized horizon, or waste separating two mineralized streaks, is blasted separately. This waste layer usually must be more than two feet thick to be considered worth shooting separately. Depending on the waste-ore configuration in the face, the mineralized zone may be blasted before the waste or vice-versa. For the Calliham and Sage Mines, 7.0 feet is the assumed minimum stope height. Mineralized intercepts greater than 7.0 feet are not diluted for resource calculations. It is conservative to use waste at zero grade for the dilution, because there is often lower-grade material adjacent to the target mineralized zones.

Vanadium assays are available for some of the drill holes. Where no data exist on vanadium content, the intercept is assigned a value based on the historical Umetco Minerals resource estimate for the various properties (Umetco, 1991). These V2O5:U3O8 ratios range from 4.75:1 up to 8.95:1. The combined properties of the Calliham Mine and the Sage Mine average 6.25:1. This is the ratio used for resource estimation where no data occurs. This ratio cannot be guaranteed and must be used only as a historical estimator for vanadium mineralization potential.

A cutoff of 0.07% U3O8, after the dilution has been applied, is used in all resource estimates for the Sage Plain Project properties that are based on historic or current drilling results. This cutoff is somewhat subjective and was chosen based on experience of Energy Fuels’ staff and on the basis of the lowest grade intercepts that are likely to be mined based on a tentative mine plan and location of such intercepts in or adjacent to development entries that will be mined regardless of the grade of involved mineralized sandstone. Assumptions involved in use of this cutoff are as follows:

1)

Development entries will be made to access Indicated and Measured Mineral Resources of sufficient size to warrant mining to their locations and room-and pillar mining of the resources. Such entries will follow the historic random pattern of mining areas that is driven by the localized nature of areas of mineralization.

2)	Entries can and will intercept some lower grade material that would not necessarily be economically mineable as standalone resources.
3)

Vanadium grade, in combination with uranium grade, can be high enough to warrant mining a resource area even if the uranium contents in all holes in that area would not be sufficient to make the mineralization mineable through uranium content alone.

4)	The thickness of the drill intercept in mineralized material makes some areas attractive because of available volume of mineralization even when relatively low grade for uranium.
5)	Any mineralized material below the cutoff grade that is mined during development or room-and- pillar extraction will be considered waste regardless of contained uranium and vanadium values.
6)

Indicated or Measured Mineral Resources may still prove to be uneconomic to mine upon performance of a full feasibility analysis or due to economic or mining conditions at the time mining proceeds towards such resource areas. The inverse also could be true. A substantial increase in the price of uranium or vanadium could result in a lower cutoff being in effect during mining.

7)	Minimum mining thickness is 2 feet using the split-shooting or resuing mining methods.

Mining Operations

There are no current mining operations at the Sage Plain Project.

Permitting

The Sage Plain Project contains two historic producing mines, and by the Fall of 2011, Energy Fuels had assembled sufficient contiguous historical resource acreage to begin the process of obtaining permits for both the Calliham and Sage mines. The Calliham Mine will require permits from UDOGM, UWQD, and UAQD for mining/reclamation, water treatment and discharge, and air emissions, respectively. The project is located on private land and will not require any permits with federal agencies. The Sage Mine has an approved Small Mine NOI with UDOGM and exploration permit with the BLM. This mine will require a permit amendment with UDOGM to expand the mine plus permits for water discharge and air emissions. A PO will also need to be submitted to the BLM and an EA completed for the project. Much of the baseline work needed for the permit applications was completed in 2012, including biological and cultural resource surveys, groundwater monitoring, and geotechnical analysis for surface installations. Permitting work on these two mines was temporarily suspended in September 2012 because the environmental staff needed to focus on permitting several other mines that had recently been acquired in the Denison acquisition. Energy Fuels anticipates that the permitting work on the mines will resume later in 2014.

Contemplated Exploration or Development Activities

No current exploration or development activities are planned for the Sage Plain Project at this time.

Copper King Gold/Copper Project

Unless otherwise stated, the following description of the Copper King Project is derived from the technical report dated August 24, 2012 entitled, “Technical Report on the Copper King Project” prepared by Paul Tietz, C.P.G. and Neil Prenn, P. Eng. of Mine Development Associates (“MDA”) in accordance with NI 43-101 (the “Copper King Technical Report”). Each author of the Copper King Technical Report is a “qualified person” and “independent” of the Company within the meaning of NI 43-101. A copy of the Copper King Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com.

Location and Ownership

The Copper King project is located in southeastern Wyoming, approximately 32km west of the city of Cheyenne, on the southeastern margin of the Laramie Range. The property covers about five square kilometers that include the S½ Section 25, NE¼ Section 35, and all of Section 36, T.14N., R.70W.

Strathmore acquired its interest in the Copper King Project in May 2012 through an agreement to acquire all of the issued and outstanding shares of Saratoga Gold Company Ltd. (“Saratoga”). The property is held through two State of Wyoming Metallic and Non-Metallic Rocks and Minerals Mining Leases (the “Copper King Leases”) that extend through February 1, 2023 and February 1, 2024. The current total rental payments are $2,240 annually with a production royalty ranging from 5 to 10% once production has commenced, although the Wyoming State Board of Land Commissioners has the authority to reduce that percentage. Both Copper King Leases can be renewed for successive 10-year terms. An easement agreement providing access has been negotiated with Ferguson Ranch Inc. on the S½ Section 25, T.14N., R.70W., and also the W½ Section 30, T.14N., R.69W. Prior to mining development, a surface impact payment would have to be negotiated with the lessee, which annual payment would then be split between the State of Wyoming and the surface lessee based on a sliding scale.

There are no outstanding environmental liabilities to which the project is subject.

Please see “Mineralization” section below for the location of all known mineralized zones and mineral resources. Please see “Permitting” section below for the current status of permitting and approvals for the project

Accessibility, Climate, Local Resources, and Infrastructure

The Copper King Project is located in Laramie County, Wyoming, about 32km west of Cheyenne, Wyoming. Access to within 1.5km of the property is provided by paved and maintained gravel roads, although driving conditions might be difficult in the winter. The surface of S½ Section 25 and NE¼ Section 35 is privately owned. An easement agreement providing access has been negotiated with Ferguson Ranch Inc. on the S½ Section 25, T.14N., R.70W., and also the W½ Section 30, T.14N., R.69W. Annual payments on the easement agreement are $10,000. The agreement has been renewed for the current year.

Annual precipitation averages 43cm, of which the majority falls as winter snows, which may hamper transportation for short periods after heavy snowfalls. Otherwise, the project should be able to sustain year-round operations. Summer temperatures are mild; subfreezing temperatures are common during the winter. Overall, temperatures range from -37° C in the winter to 32° C in the summer.

Lodging, supplies, and labor are available in Cheyenne, a city of about 59,500 (2010 census). A paved road is within 8km that provides direct access into Cheyenne, which is served by Interstates 80 and 25 along with a full-service airport. The Union Pacific main line runs through Cheyenne, and a smaller trunk line passes by the property about 13km to the northeast. Interstate 80 and the main line of the Union Pacific Railroad lie about 6km to the south of the Copper King property, although there is no direct maintained access to this portion of the transportation corridor.

High-voltage power lines are located about 2.4km from the project, and local power lines serve the scattered residences along Crystal Lake Road.

There is ample ground east and south of the Copper King project area for mining infrastructure with a large flat area south of the mineralized area and still on the State section.

There are no significant water sources on the property. South Crow Creek and Middle Crow Creek, both perennial streams, lie 1.6km to the south and north. A large nearby reservoir, Crystal Lake Reservoir, lies 1.2km to the northwest within Curt Gowdy State Park. Previous site reports (Nevin, 1973; Mountain Lake Resources, 1997) indicate that the city, specifically the Cheyenne Board of Utilities, would be receptive to a proposal to sell water for mine use from this and other nearby reservoirs. Were to production commence, these permissions would need to be renewed and verified.

Groundwater is <46m deep at the project site, and deep wells, or the dewatering of a future open-pit, could serve as an adequate water source for the mine. No hydrological studies have been completed to date on the property.

There is some low-density residential development east and west of the Copper King Project. From about six to 11km east of the Copper King mine there are 30 to 40 scattered homes. About 1.6km west of the mine are about five to eight scattered homes with 15 to 20 homes along Crystal Lake Road 4km west of the mine. The Ferguson Ranch is a working ranch located about four km northeast of Copper King mine.

The Company believes that the project has sufficient surface rights to engage in all contemplated mining operations, including potential waste disposal areas. No milling is contemplated on the site, therefore no land is required for tailings, heap leach pads or processing sites.

History

Limited exploration and mining were conducted on the Copper King property in the late 1880s and early 1900s. Approximately 272 tonnes of material were reported to have been produced from a now inaccessible 48m-deep shaft with two levels of cross-cuts. A few small adits and prospect pits with no significant production are scattered throughout the property.

Since 1938, at least nine historic (pre-Strathmore) drilling campaigns by at least seven companies plus the U. S. Bureau of Mines (“USBM”) have been conducted at the Copper King Project. The current project database contains 91 drill holes totaling 11,429m that were drilled before Saratoga acquired the property.

The most recent drilling on the property was conducted by Saratoga, who completed a drill exploration program on the property in 2007 and 2008. Thirty-five diamond core drill holes were completed for a total of 7,762m. The focus of the work was to confirm and potentially expand the mineralized body outlined in the previous drill campaigns, increase the geologic and geochemical database leading to the creation of the current geologic model and resource estimate, and to provide material for further metallurgical testing.

Neither Strathmore nor Energy Fuels has conducted exploration on the Copper King Project to date.

Geologic Setting

The Silver Crown mining district, within which the Copper King project is located, is underlain by Proterozoic rocks that make up the southern end of the Precambrian core of the Laramie Range. Metavolcanic and metasedimentary rocks of amphibolite-grade metamorphism are intruded by the approximately 1.4 billion year old Sherman Granite and related felsic rocks. Within the project area, foliated granodiorite is intruded by aplitic quartz monzonite dikes, thin mafic dikes, and younger pegmatite dikes. Shear zones with cataclastic foliation striking N60°E to N60°W are found in the southern part of the Silver Crown district, including at Copper King. Copper and gold mineralization at Copper King occurs primarily in unfoliated to mylonitic granodiorite. The granodiorite typically shows potassium enrichment, particularly near contacts with quartz monzonite. At Copper King, mineralization is associated with a N60°W-trending shear zone.

The Copper King deposit is thought by some to be a Proterozoic porphyry gold-copper deposit (Hausel, 1992, 1997; Carson, 1998), and is included in a list of undeveloped porphyry copper deposits by Long (1995). Others (Klein, 1974) categorized the Copper King deposit as a structurally controlled base and precious metal deposit in a Precambrian shear zone.

Exploration

Limited exploration and mining were conducted on the Copper King property in the late 1880s and early 1900s. Approximately 272 tonnes of material were reported to have been produced from a now inaccessible 48m-deep shaft with two levels of cross-cuts. A few small adits and prospect pits with no significant production are scattered throughout the property.

Since 1938, at least nine historic (pre-Strathmore) drilling campaigns by at least seven companies plus the U. S. Bureau of Mines (“USBM”) have been conducted at Copper King. The current project database contains 91 drill holes totaling 11,429m that were drilled before Saratoga acquired the property. There are only limited, third-party references to four historic holes, and therefore these four holes are not included in the database. Also, one of the core holes re-entered and then deepened an earlier hole and so is considered just one hole, with one surface collar location, within the current database. All but six of the drill holes are within the current resource area.

MDA has very little information on sampling or analytical procedures for most of the pre-Saratoga drilling campaigns. With the exception of limited check assaying, there is no evidence of quality assurance/quality control measures having been taken by all but the most recent previous operators.

However, drilling by five different operators since 1970 has generally confirmed the mineralization identified by the drilling of two companies and the USBM prior to 1970, which lends confidence to the drilling results.

Other work conducted at Copper King by previous companies has included ground and aeromagnetic surveys as well as induced polarization (“IP”) surveys along with geochemical sampling, geologic mapping, and a number of metallurgical studies.

The most recent drilling on the property was by Saratoga, who conducted a drill exploration program in 2007 and 2008. Saratoga completed 35 diamond core drill holes for a total of 7,762m. The focus of Saratoga’s work was to confirm and potentially expand the mineralized body outlined in the previous drill campaigns, increase the geologic and geochemical database leading to the creation of the current geologic model and resource estimate, and to provide material for further metallurgical testing.

The Company (including Strathmore) has conducted no exploration on the Copper King project to date.

Mineralization

The Copper King deposit consists of a near-surface, central core of high-grade (>1.71g Au/t) mineralization, 175m long, 50m wide, and 150m thick, associated with moderate to pervasive silicification and near-vertical thin, sulfide-bearing quartz veins and stockwork. The high-grade core is surrounded by a large envelope of low-grade disseminated mineralization, 760m long along its N60oW strike, up to 300m wide at the widest part, and over 330m in thickness. The low-grade mineralization is open along strike, both to the northwest and southeast, and also at depth, where historic core holes have encountered mineralization to a depth of at least 305m. Gold and copper mineralization within the lower-grade portion of the deposit is uniformly consistent in tenor both along strike and at depth. Historic and Saratoga drill holes have intercepted >250m of continuous gold and copper mineralization in which over 90% of the individual gold assays range between 0.3g Au/t and 1g Au/t. grade and copper values range between 0.1% Cu and 0.3% Cu.

Drilling

As of the effective date of the Copper King Technical Report, 120 drill holes totaling 18,105m occur within the Copper King deposit area and are in the current database. The drill total includes 62 core holes totaling 11,276m (62% of total drill footage), 30 conventional rotary holes totaling 3,383m, 23 reverse circulation (“RC”) holes totaling 2,219m, and 5 holes started with RC but finished with core that total 1,227m. Both vertical and angle holes have been drilled, and the maximum vertical depth is 305m. All of the drill holes were continually sampled down-hole with most of the historic drilling on predominantly 1.5m or 3m intervals, while the Saratoga sampling was predominantly at 1.5m intervals. All 120 drill holes, including collar location, down-hole orientation, and analytical results, are in the current project database. Limited data exist concerning drill procedures or collar surveys for the drilling prior to that of Saratoga. Except for one pre-Saratoga core hole, MDA has no evidence that any of the other holes drilled on the Copper King property by previous operators were down-hole surveyed. All Saratoga drill-hole collars were professionally surveyed, and all Saratoga holes have down-hole survey data.

The Copper King drill-hole assay database contains 8,357 gold assays and 8,225 copper assays. Sixty percent of the analytical data within the current database are from the Saratoga drill program. MDA has validated the majority of historic drill data using the previous operators’ internal drill-hole location and assay records, not from first-party sources, which would include original laboratory assay certificates.

The Saratoga data have been validated against original source material, including collar survey files, original driller-recorded down-hole survey data, and digital assay data direct from the laboratories. Saratoga’s quality assurance/quality control measures included the use of standards and blanks along with pulp duplicate and pulp-re-assay testing, the latter using a second umpire laboratory.

The Company (including Strathmore) has conducted no drilling on the property to date. Historic drilling on the property is summarized below.

Drilling on the Copper King Property

Company	Year	No. of holes	Type	Series/hole	Total Drilled (m)
ASARCO	1938	5	Core	A	427
Copper King	1952	6	Core	C	802
USBM	1953-54	3	Core	B	802
ASARCO(2)	1970	8	Core	A	874
Henrietta Mines(1)	1973	111	Rotary	P-1, P-2, P5 - P7	341
			Rotary/core	P3/H5; P4/H6	325
			Core	H-1 thru H-42	483
?(3)	Pre-1988	14	?	BL-L1	?
Caledonia	1987	25	Percussion rotary	(5) CK87	3042
Royal Gold?(6)	1989	24	Rotary or RC	CK89	1544
Compass	1994	26	21 RC, 5 Core	CCK	2890
?(7)	Pre-1995	14	Core	N-1	3134
Mountain Lake	1997	8	RC	MLR,MLRM	1445
Saratoga Gold	2007 & 2008	35	Core	WG07, WG08	7762
Total		131			19,660

1)	Some references count the two combined rotary/core holes as two rotary and two core holes for a total of 13 holes
2)	Hole H-3 re-entered ASARCO hole A-12
3)	Hole apparently drilled by an unknown operator prior to December 1987
4)	Not included in current database because of questions about the existence of these holes
5)	Some maps show these holes as K- series or 87- series
6)	Inferred from Hazen Research, Inc. (1989) but not verified and not located
7)	Hole apparently drilled by an unknown operator prior to December 1994.

Saratoga’s 2007 and 2008 drill results confirmed the high-grade mineralization and also confirmed the presence of mineralization across the length and breadth of the deposit. All of the 2007 and 2008 holes which were cored were down-hole surveyed for deviation. Other data collected on many of the holes in this program were core photography, RQD and core- recovery measurements, geologic logging, and sampling. Core recoveries averaged over 90% with many long intervals at over 95%. Some of the core was exposed to the weather, onsite, due to limited covered space.

Sampling and Analysis

To date, 120 drill holes totaling 18,105m occur within the Copper King deposit area and are in the current database. The drill total includes 62 core holes totaling 11,276m (62% of total drill footage), 30 conventional rotary holes totaling 3,383m, 23 reverse circulation (“RC”) holes totaling 2,219m, and 5 holes started with RC but finished with core that total 1,227m. Both vertical and angle holes have been drilled, and the maximum vertical depth is 305m. All of the drill holes were continually sampled down-hole with most of the historic drilling on predominantly 1.5m or 3m intervals, while the Saratoga sampling was predominantly at 1.5m intervals. All 120 drill holes, including collar location, down-hole orientation, and analytical results, are in the current project database.

The Copper King drill-hole assay database contains 8,357 gold assays and 8,225 copper assays. Sixty percent of the analytical data within the current database are from the Saratoga drill program. The Saratoga data have been validated against original source material, including collar survey files, original driller-recorded down-hole survey data, and digital assay data direct from the laboratories. Saratoga’s quality assurance/quality control measures included the use of standards and blanks along with pulp duplicate and pulp-re-assay testing, the latter using a second umpire laboratory.

Saratoga sampled the 2007 and 2008 drill core on approximate 1.5m intervals, although sample intervals did range from 0.3 to 3m as warranted by the geology. Due to the pervasive alteration and potential for mineralization observed throughout all drill holes, the core was continuously sampled with no gaps in the sample sequence. The samples were collected principally by sawing the core in half, though some intervals, due either to the hardness of the rock or the unavailability of the saw, were split with a hydraulic splitter. One half of the core was bagged and sent for assay, while the remaining half was placed back into the core box and put into storage. Energy Fuels maintains all remaining core from these programs in locked storage.

The Saratoga core samples from the 2007 drill program were shipped to ALS Minerals (“ALS”, formerly called ALS Chemex) in Elko, Nevada for sample preparation and then on to the ALS facility in Sparks, Nevada, for analysis for gold and a 33-element geochemical suite. Final results were received in December 2009. The ALS sample preparation and analysis methods requested by Saratoga were “AA23” for gold and “ME-ICP61” for the geochem suite. The detection level for the analysis was 5 ppb Au, while the upper precision level was 10 ppm Au. Samples assaying over 10 ppm were re-assayed using a fire assay with gravimetric finish technique (ALS lab code “Au-GRA21”), which has an upper precision level of 1,000 ppm Au. The “ME-ICP61” analytical geochem procedure consists of a four-acid digestion and analysis by inductively coupled plasma (“ICP”) followed by atomic emission spectroscopy (“AES”). The reported range for copper values using this technique is between 1 and 10,000 ppm Cu. Samples with initial values over 10,000 ppm Cu were re-run using the same analytical techniques optimized for accuracy and precision at high concentrations (ALS lab code “CU-OG62” with an upper precision of 40 percent Cu).

After completion of analyses and temporary storage at ALS, all of the pulps and selected coarse reject samples from mineralized intervals were retrieved by Saratoga and are currently in storage in Elko, Nevada. Energy Fuels continues to maintain all remaining core rejects and sample pulps from these programs in locked storage, in Elko, NV.

Neither Strathmore nor Energy Fuels have done any drilling on the property to date.

Security of Samples

The drill crew, upon filling a core box, placed a wooden top over the core, and the box was secured using strapping tape. At the end of each drill shift, the core was transported by the drill crew into Cheyenne, WY, a distance of about 32km, and placed in a locked commercial storage unit. The storage unit is located within a secure, gated facility. About once per week, the core were transported on a trailer to a logging and sampling facility in Casper, Wyoming, a distance of about 320km. After being logged and sampled, the remaining half-core was placed in a locked storage unit within a secure, commercial storage facility in Casper.

All remaining 2007 core holes were transported 320km to Dubois, Wyoming, for storage and further core processing. Sampling was conducted within an open-sided ranch shed on private property owned by Norm Burmeister, an officer with Saratoga. The core facility was within a fenced area. After sampling was complete, the core was transported to a commercial storage facility and stored on racks in a locked storage unit. These same procedures were used for the 2008 drilling.

The Saratoga core is currently stored in two facilities. The initial 11 drill holes from the 2007 campaign and the core from all eight holes of Saratoga’s 2008 drilling are in a secure storage facility in Cheyenne, Wyoming, along with remaining unsampled core from Compass’s holes. Saratoga’s 16 remaining 2007 core holes are in a secure storage facility in Dubois, Wyoming.

At the time of their report, MDA was of the opinion that the sampling methods, security, and analytical procedures were adequate for mineral resource estimation.

Data Verification

Data verification undertaken by previous operators on the Copper King project is not documented in a manner that meets 43-101 standards. No quality assurance/quality control (“QA/QC”) measures were used on holes drilled prior to 1972, and with the exception of the check assays, MDA was unable to verify that any additional QA/QC measures were taken in drill programs after 1972.

Saratoga’s QA/QC program implemented for the 2007 and 2008 drilling included analytical standards and blanks inserted into the drill-sample stream, duplicate assaying of selected coarse-reject samples by the primary assay laboratory, and re-assaying of original pulps by an umpire laboratory.

MDA, in 2006 and 2007, collected six surface and 25 core samples for data verification purposes. Four of the core samples were from Compass’s 1994 drill program, while 21 were from selected intervals in Saratoga’s 2007 drilling.

Database Audit

There were virtually no original historic data available to MDA with which to audit the database. MDA did verify the drill-hole locations and values of those samples from ASARCO’s holes A-1 through A-5, Copper King’s holes C-6 through C-11, and the USBM’s holes B-1 through B-3 by crosschecking values in the database with those reported in Soule (1955), but no original assay certificates were available for these or any other drill holes except Compass’s holes CCK-19 and the cored portion of CCK-24. MDA verified the assay values in the database for Compass’s holes CCK-19 and CCK-24 by crosschecking the values in the database with those shown on the assay certificates, and no errors were found. MDA verified gold values for the best gold intercepts in the holes drilled by Henrietta by crosschecking assays included on geologic logs against values in the database. Only one error was found and corrected in the database.

MDA did find spreadsheets with assays said to be from Barringer Labs for Mountain Lake’s eight drill holes and entered those assays into the database.

MDA compiled the drill-hole collar, survey, and assay data from the 2007-2008 Saratoga drill programs directly from original sources. The original collar survey data files and the down-hole survey driller’s notebooks were provided by Saratoga, while the assay data were digital data direct from the laboratories. After compiling the data, the data were audited against the original sources by randomly checking values and specifically checking down-hole survey data that appeared anomalous. Six individual down-hole surveys were removed from the database due either to uncertain depths or atypical azimuth values. In all cases, the atypical azimuth values coincided with anomalously high magnetic field readings.

Quality Assurance/Quality Control (“QA/QC”)

The check assay analyses have shown good agreement between the ALS duplicate pulp analyses on the original ALS coarse rejects and also between the ALS pulp re-assays of the original American Assay samples. No significant biases or assay variability issues were found within these data. There are concerns, primarily within the copper analyses, with the December 2009 American Assay pulp duplicate and pulp re-assay check analyses. Further examination and follow-up analytical work are warranted to determine the specific problem within these data, though any resolution of these issues would not materially affect the current resource model or stated resource.

In the context of the large bulk-tonnage nature of the deposit and the consistency of gold and copper grades, both within and between drill campaigns, it is not believed that the occasional failures observed in the Saratoga standards create a significant concern in the estimation and classification of the resource.

MDA collected six surface samples from within the footprint of the historic resource, while an additional four samples were taken from three Compass core holes that were in storage in Cheyenne, WY. The MDA samples were kept in MDA’s possession until they were delivered to ALS for analysis. The samples were assayed for gold by standard fire assay/AA finish procedures, while an additional suite of 27 elements was analyzed using a four-acid digestion and AA analysis. The assay results from the 10 MDA samples, as shown in the following table, confirmed the presence of significant gold and copper mineralization within the Copper King project area.

MDA Sample Results (June 2006)

Sample ID	Sample Type	Au Grade (g Au/t)	Cu Grade (%)	Sample Comments
CK06-1	Surface	9.634	1.30	Shaft dump
CK06-2	Surface	6.480	0.87	Select outcrop
CK06-3	Surface	5.554	0.71	1.5m chip across prospect pit wall
CK06-4	Surface	1.577	0.27	Outcrop on west end of resource area
CK06-5	Surface	5.143	0.46	Select outcrop
CK06-6	Surface	9.429	0.56	Dump east of shaft
CK06-7	Core	1.440	0.31	Hole CCK16; grab from interval 154 to 157m
CK06-8	Core	4.251	0.88	Hole CCK19; grab from interval 45 to 48m
CK06-9	Core	5.794	1.04	Hole CCK19; select grab from interval 60 to 61m
CK06-10	Core	1.680	0.46	Hole CCK24; grab from interval 184 to 190m

Five of the surface samples assayed greater than 3.43g Au/t with a high of 9.634g Au/t. Copper values were all 0.25% or greater with a high of 1.3% . The samples were from both dump and outcrop collected over a 122m strike along the main trend of the mineralization. It should be recognized that the surface samples were primarily select samples of highly altered, silicified intrusive rock that contained significant silica veinlets. Copper oxides with very minor sulfides were present in many of the samples. It is likely that sampling of the less altered rock away from the strongly silicified main trend would result in lower gold and copper values.

MDA also sampled the 2007 drilling as shown on the following table, also confirming the presence of significant gold and copper mineralization within the 2007 Saratoga drill holes.

MDA Sample Results (August, 2007)

Hole ID	From (m)	To (m)	MDA Au oz/ton	Orig. Au oz/ton	Rel. Diff. (%)	MDA Cu (%)	Orig. Cu (%)	Rel. Diff. (%)
WG07-01	18.3	20.0	0.514	0.229	124.5%	1.120	1.540	-27.3%
WG07-01	75.6	77.0	0.037	0.034	8.8%	0.382	0.307	24.4%
WG07-01	96.6	98.0	0.009	0.015	-40.0%	0.176	0.228	-22.8%
WG07-02	39.0	39.9	0.097	0.072	34.7%	0.797	0.570	39.8%
WG07-02	93.0	94.5	0.015	0.016	-6.3%	0.166	0.183	-9.3%
WG07-02	134.6	135.9	0.020	0.018	11.1%	0.225	0.222	1.4%
WG07-03	29.6	31.1	0.015	NS	-	0.161	NS	-
WG07-03	31.1	32.6	0.013	0.013	0.0%	0.161	0.155	3.9%
WG07-03	49.4	50.1	0.079	0.058	36.2%	1.135	0.917	23.8%
WG07-03	137.0	138.5	0.044	0.039	12.8%	0.497	0.448	10.9%
WG07-03	186.7	188.4	0.016	0.015	6.7%	0.147	0.152	-3.3%
WG07-03	245.0	246.3	0.020	0.023	-13.0%	0.212	0.236	-10.2%
WG07-03	271.9	273.4	0.016	0.017	-5.9%	0.248	0.312	-20.5%
WG07-09	31.0	32.3	0.045	0.046	-2.2%	0.290	0.333	-12.9%
WG07-09	73.0	74.4	0.106	0.088	20.5%	0.992	0.997	-0.5%
WG07-09	125.3	127.0	0.057	0.057	0.0%	0.388	0.379	2.4%
WG07-10	36.3	38.0	0.046	0.036	27.8%	0.453	0.344	31.7%
WG07-10	42.4	44.0	0.087	0.063	38.1%	0.434	0.408	6.4%
WG07-10	99.4	101.0	0.087	0.050	74.0%	0.389	0.403	-3.5%
WG07-10	132.3	134.0	0.028	0.026	7.7%	0.253	0.259	-2.3%
WG07-10	149.0	150.3	0.112	0.103	8.7%	0.523	0.509	2.8%
mean			0.070	0.051	17.7%	0.436	0.424	1.3%

As duplicate check assays, the MDA results from this small sample population showed high variability within the higher-grade ranges for gold. Six sample pairs had a >30 percent difference, with five of the six assaying >1.71g Au/t, and the highest-grade sample (17.622g Au/t) showing a 125 percent difference. These results indicate the potential within the deposit for erratic, potentially coarse free gold, especially within the shallow oxide and mixed oxide/sulfide mineralization. Copper values were more consistent with just two samples with >30 percent difference. The MDA gold values also have a significant high bias versus the original assays with an average 18 percent increase in gold content for the MDA samples. Only three MDA samples had lower gold values than the original assays. There is no apparent bias for the copper analyses. The cause of the gold bias has not been determined, and further duplicate analyses are warranted.

Summary Statement on Data Verification

The data verification procedures support the geologic interpretations and confirm the database quality. Therefore, the Copper King database is adequate for use in estimating and classifying a Mineral Resource. Principal findings from the data verification are:

1)	The Saratoga collar, down-hole survey, and assay databases are of high quality with only minor errors noted and corrected.
2)	The drill data support the geologic interpretations and style of mineralization used in the resource model.
3)	The QA/QC data indicate that the gold and copper data are sufficiently accurate for use in Mineral Resource estimation.
4)

The limited quantity of original drill data results in a restriction of Mineral Resource classification to Inferred and Indicated only for the pre-Saratoga drilling. In the context of the large bulk-tonnage nature of the deposit and the consistency of gold and copper grades, both within and between drill campaigns, it is not believed that the lack of original data creates a significant concern in the estimation and classification of the resource. MDA recommended that a comprehensive program of quality assurance duplicate sampling, including pulp, coarse reject, RC rig, and quarter core, be continued throughout the life of the project.

Metallurgical Testing

Neither Energy Fuels nor Strathmore have conducted metallurgical testing to date. However, the previous owner, Saratoga Gold, did a fairly extensive test set of which the samples are currently controlled by Energy Fuels and kept at the Riverton Office.

Mineral Resource Estimates

Historic Resource Estimates

At least seven historic mineral resource/reserve estimates have been calculated for the Copper King property as shown on the following table. The reader is cautioned that these historic resource estimates were made prior to the implementation of NI 43-101 reporting requirements, do not conform to those requirements, and should not be relied on as being indicative of a resource or a reserve with demonstrated economic viability.

Historic Resource Estimates

Company	Year	ktonnes	Au Grade (g Au/t)	Cu Grade (%)	Resource/Reserve Classification*
Henrietta Mines	1973	31,745	0.75	0.21	Total resource estimate
Henrietta Mines	1973	12,245	0.96	0.26	Total mineable reserve within 168m pit
Kirkwood Oil and Gas	post-1973 pre-1987	Approx. 3,628	1.85	NA	Mineable reserve
Caledonia Resources	1987	4,082	1.51	NA	Preliminary resource estimate
Tenneco Minerals	1988	1,270	1.82	0.42	Estimated reserve of mixed plus oxide ores
Tenneco Minerals	1988	3,175	1.61	0.38	Estimated reserve of oxide, mixed, sulfide ores in total
Royal Gold	1989	6,803	1.61 g AuEq		Estimated geologic resource
Royal Gold	1989	3,174 - 5,714	1.44 – 1.234	0.32 – 0.28	Estimated mineable reserves
Compass Minerals	1995	41,994	0.651	0.17	“Measured and Indicated” global resource (0.34g Au/t cutoff)
Compass Minerals	1995	13,605	0.926	0.23	“Proven and Probable” mineable reserve (0.514g Au/t cutoff)
Mountain Lake Resources	1997	8,753	1.371	0.3	Total resource (0.69g Au/t cutoff)

* The resource and reserve classifications noted are taken directly from the original reports and do not meet 43-101 criteria. It is likely that these classifications would be downgraded in today’s stricter reporting climate.

The apparent large range of tonnes and grades of these historic estimates is likely due to varying metal and cut-off grades and terminology definitions.

Current Resource Estimates

A summary of the total Copper King stated resources are tabulated in the following two tables. The stated resource is fully diluted to 6.1m by 6.1m by 6.1m blocks (20ft by 20ft by 20ft) and is tabulated on a AuEq cutoff grade of 0.514g AuEq/t (0.015oz AuEq/ton). All material, regardless of which metal is present and which is absent, is tabulated. Because multiple metals exist, but do not on a local scale co-exist, the AuEq grade is used for tabulation. Using the individual metal grades of each block, the AuEq grade is calculated using the following formula:

g AuEq/t = g Au/t + (2.057143 * %Cu)

This formula is based on prices of $1,000.00 per ounce gold, and $3.00 per pound copper. No metal recoveries are applied, as this is the in situ resource.

Summary Table of Copper King Resources

Total Measured and Indicated Resource:

Au-equiv. Cutoff		Tons	Tonnes	oz Au	g Au
oz AuEq/ton	g AuEq/t	(millions)	(millions)	/ton	/t	oz Au	% Cu	lbs Cu
0.015	0.51	59.8	54.2	0.015	0.53	926,000	0.187	223,000,000

Total Inferred Resource:

Au-equiv. Cutoff		Tons	Tonnes	oz Au	g Au
oz AuEq/ton	g AuEq/t	(millions)	(millions)	/ton	/t	oz Au	% Cu	lbs Cu
0.015	0.51	15.6	14.2	0.011	0.38	174,000	0.200	62,530,000

The Copper King resource contains oxide, mixed oxide-sulfide, and sulfide rock types. At the stated AuEq cutoff grade of 0.51g AuEq/t (0.015oz AuEq/ton), approximately 80% of the resource is sulfide material with the remaining 20% split evenly between the oxide and mixed rock types.

For the Copper King deposit, the most important observation that can be presented to the reader is the even, consistent distribution of gold and copper, albeit generally low-grade, throughout this potential open-pit deposit. Approximately 85% of the total resource is classified as Measured or Indicated due to the consistent nature of the mineralization and the current drill spacing. Additional drilling within the currently defined deposit is not expected to materially change the existing resource.

Adjacent Properties

Although there are formerly active mines and prospects in the Silver Crown mining district, modern exploration has been focused on the Copper King mine area. There are no known mineral deposits or advanced mineral exploration projects on property adjacent to Copper King.

Other Relevant Data And Information

Hausel (1997) had speculated that the known resource at the Copper King deposit might be increased based on the presence of geochemical and geophysical anomalies. He cited a large (305m by 610m with a 450-gamma magnitude) magnetic anomaly in a gravel-covered area 1,372m southeast of the Copper King deposit that resembles the magnetic signature over Copper King. The covered anomaly yielded anomalous values in mercury, zinc, and arsenic in overlying soil samples. Hausel (1997) also reported that there is geological and geophysical evidence for sulfides existing down plunge to the southwest and to the east of the Copper King deposit. Finally an IP survey showed a moderate to weak metal-factor anomaly that trends east-northeast of the principal area of mineralization (Klein, 1974).

Interpretation And Conclusions

Copper King is a gold-copper deposit hosted within Precambrian foliated intrusive rocks and apparently controlled by a N60oW-trending shear zone. Most of the mineralization is in silicified, re-healed, mylonitic granodiorite, while lesser amounts of primary copper minerals are present in younger felsic and mafic intrusive dikes. There is a general spatial relationship between mineralization and the dikes, though both might have been localized within the shear zone and not genetically related. Mineralization is present as disseminated sulfides and within thin quartz vein stockworks, with malachite, chrysocolla and native copper, present at the surface and chalcopyrite, pyrite, minor bornite, pyrrhotite, and native copper at depth. Chalcocite is dominant within a mixed oxidation zone that occurs at the oxide/sulfide interface. Within the near-surface high-grade core of the deposit, the mixed zone forms a keel that can be up to 100m deep beneath the approximate 30m oxide zone. Gold occurs as free gold in grains 10 to 250 microns in size. In the better-mineralized areas, quartz occurs in numerous veinlets, and there is a direct quantitative relationship between the quartz veinlets, chalcopyrite, and gold content.

Successive drilling campaigns by various operators, including Saratoga’s 2007-2008 drill program, have resulted in the deposit being drilled out on approximate 15 to 20m centers within the near-surface high- grade core and to over 60m centers at depth and along strike within the lower-grade shell. The Copper King deposit is defined by 120 drill holes totaling 18,105m, with over 60% of the drilling being core.

The SGS metallurgical test results indicate that gold and copper can be recovered from the sulfide and mixed oxide/sulfide portions of the Copper King deposit using standard flotation processes and that a marketable copper concentrate, containing significant gold, can be produced.

It is proposed that the Copper King gold-copper deposit be mined by open pit methods with copper and gold recovery by flotation. This study assumed material would be processed at a rate of 10,000 tons per day. The ore-grade material would be crushed in or near the mine and transported to the plant located close to the mine. The pre-tax economic analysis of the project shows a 31.2% internal rate of return, and a Net Present Value (5%) of $159.5 million.

Permitting

To date, no concentrated environmental studies have been performed on the Copper King property. No known environmental liabilities exist on or near the Copper King property at the time. There are no apparent fatal flaws or excessive permitting requirements that would be prohibitive to obtaining a future Mining Permit; however, careful planning and coordination with the Wyoming Department of Environmental Quality would streamline the permitting process and allow for the early identification of ways to address items of critical concern like groundwater hydrology.

Non-Material Mineral Properties

This section describes additional non-material mineral properties in the Western U.S. and Newfoundland held by the Company. As these projects are not considered material to Energy Fuels’ business, the Company is pursuing the potential sale, joint venture, trade or other transaction involving one or more of these projects.

The Company holds additional non-material mineral properties in the Western U.S. and in Saskatchewan as follows:

Other Colorado Plateau Projects:

Overview:

The Company holds the Rim mine, Van 4 mine, and the Sunday Complex, which includes the Sunday/St. Jude, West Sunday, Topaz and Carnation mines. All of these mines are permitted and on standby. However, they will require varying degrees of additional development and permitting for expansion prior to being put back into production. They are located approximately 65 to 152 road miles from the Company’s White Mesa mill. Haulage of the ore from the mines to the mill is along County, State and U.S. highways.

The uranium/vanadium deposits in the Colorado Plateau District are hosted by sandstone formations which resulted from deposition of clastic material by braided streams. The shape and size of the mineralized zones are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a zone and then merely following its erratic path, with little exploration other than development drilling in the course of following the mineralization. The sporadic and ill-defined nature of these deposits has traditionally resulted in a limited amount of operational resources being dedicated to delineating future mineral resources or mineral reserves prior to mining.

Operations:

The Sunday/St. Jude, Topaz, and West Sunday mines are all accessed by declines from the surface. The Rim mine is a combination of a shaft and decline access but at the present time is only accessed through the decline. The Van4 property includes a shaft and associated surface facilities, which need renovation. The mine is connected to the Ura decline on claims in Bull Canyon to the southwest, not owned by Energy Fuels. It has been on standby for many years. Denison completed reclamation of two of the ventilation holes in 2008 and 2010. The Sunday/St. Jude, West Sunday, and Rim mines are mature operating, or formerly operating mines, with extensive underground workings. The Topaz mine is relatively new with the initial development drift completed in 2007. The mining method at all of these properties is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

The uranium-vanadium deposits in these mines occur in the upper and middle sandstones of the Salt Wash Member of the Morrison Formation. Only the Rim Mine deposits have an unusually high V2O5: U3O8 ratio; the last milled at the White Mesa Mill had a 10:1 ratio.

For the majority of these properties, Energy Fuels is in possession of much historic mine and drill data as well as up to date mine maps.

Because of the limited thickness of the mineralization, mining must be selective in order to maintain a satisfactory production grade. This is done by following the mineralized zones closely and by the technique of “split shooting” wherein the ore and waste are blasted separately in a two-stage operation.

As a result of declining uranium prices, Denison placed the Topaz mine on standby in January 2009. In March 2009, Denison placed the Rim and Sunday/St. Jude mines on standby, followed by the West Sunday mine which was placed on standby in October 2009. The Van #4 Mine has been on standy for many years.

The ore production by mine for 2007 through September 2012 is shown below.

Mine	2013*	2012*	2011*	2010*	2009*
Rim
Tons	-	-	-	-	3,475
% U3 O8	-	-	-	-	0.07%
% V2 O5	-	-	-	-	0.70%
Sunday/St. Jude
Tons	-	-	-	-	16,073
% U3 O8	-	-	-	-	0.18%
% V2 O5	-	-	-	-	0.97%
Topaz
Tons	-	-	-	-	1,506
% U3 O8	-	-	-	-	0.09%
% V2 O5	-	-	-	-	0.48%
West Sunday
Tons	-	-	-	-	26,132
% U3 O8	-	-	-	-	0.18%
% V2 O5	-	-	-	-	0.97%

*Production from all mines since June 30, 2012 has been for the account of Energy Fuels. All other production has been for the account of the previous owner, Denison Mines Corp.

No Mineral Reserve or Resource estimates have been prepared in accordance with NI 43-101 for any of these mines. The uranium grades shown above are based on probe grades taken when the ore arrives at the White Mesa Mill. The vanadium grades are based on historical uranium/vanadium ratios.

Permitting:

The Sunday, West Sunday, Saint Jude, Carnation, and Topaz Mines and the Van 4 Mine are located in Colorado. These mines have existing permits with the BLM and the CDRMS. In 2008, Colorado revised its Mined Land Reclamation Act to define all uranium mines in the state as Designated Mining Operations (“DMOs”). DMOs are required to submit an Environmental Protection Plan (“EPP”) that identifies the methods the operator will utilize for protecting human health, wildlife, property and the environment from potential toxic or acid forming material associated with the operations. The EPP must be submitted to the Colorado Division of Reclamation, Mining and Safety (“CDRMS”) for review and, after approval by CDRMS, will be subject to public comment.

The EPPs for the Sunday Complex and the Van 4 mine were filed in 2009 and subsequently approved by CDRMS on May 10, 2012. Pursuant to the Sunday Complex EPP, groundwater monitoring wells were installed at the mine and ore pad liners must be installed prior to recommencement of mining.

In February 2009, the BLM approved an amended Plan of Operations (“PO”) for the Topaz mine, which included all of the mines in the Sunday Complex. The amendment provided for additional surface expansion, construction of new vent shafts, and future exploration drilling. The BLM also determined that there was a Finding of No Significant Impact (“FONSI”), as a result of its Environmental Assessment (“EA”) of the project. CDRMS had already approved the conversion of the Topaz mine 110 permit to a 112 permit, which will allow additional disturbance as needed for development and production at Topaz.

For the Rim Mine, the mine and permits were transferred to Energy Fuels Nuclear in 1994, then to International Uranium (1997), then to Denison Mines (2007), and finally to Energy Fuels in 2012. Denison restarted the mine in 2008. The mine was dewatered, but only several thousand tons of ore were mined before it was shut down. Dewatering continued until Energy Fuels shut the pumps down in the Fall of 2012. The original mine permits were for 13.3 acres; however, agency inspections in 2009 identified additional areas of disturbance. An updated Large Mine NOI, which doubled as a Plan of Operations, was submitted to both DOGM and the BLM in 2010 for 16 acres of disturbance. This plan was approved and the bond was increased proportionally. The current bond amount is about $113,000. The facility has a surface water discharge permit that dates back to the early 1980s, but does not require a ground water discharge permit based on the local geologic conditions. A Small Source Exemption is in place for air emissions. Radon emissions have been reported to DAQ using alpha track methods; however, Energy Fuels and DAQ do not have a copy of the original Umetco construction application and EPA approval documents from the late 1980s. Energy Fuels plans to submit a new construction application to DAQ prior to restarting the mine. Energy Fuels recently received a Notice of Violation for radium exceedances in the discharge water during 2012 from WQD; however, the exceedances are minor and may be due to laboratory error. Existing major permits at the mine include:

  Large Mine NOI M-037-006 (DOGM)
  Plan of Operations SJ-84-IP (BLM)
  UPDES Permit UT0023922 for surface water discharge (DWQ)
  Small Source Exemption DAQE-EN01422520001-10 for air emissions (DAQ)

The Van #4 Mine Permit (M-97-032 with DRMS) is currently in good standing and bonded for $75,057. Amendment AM-1, which incorporated the approved EPP, was issued on May 30, 2012. The permit has been transferred over the years from IUC to Denison Mines (USA) Corp. to Energy Fuels Resources (USA) Inc. BLM’s Uncompahgre Field Office in Montrose occasionally inspects the site and the Plan of Operations for the mine is the same as the 1997 DRMS application. Permit compliance is currently limited to an annual stormwater inspection; stormwater improvement work was completed in 2010 and 2012. The air permit with APCD was recently allowed to lapse, as the company does not have any immediate development or operation plans for the mine. The mine does not have EPA approval for radon emissions; however, this approval may not be needed to restart mining, as the life-of-mine production will likely be less than 100,000 tons. Existing major permits at the mine include:

  BLM Plan of Operations COC-62522 (same as DRMS Permit M-97-032)
  DRMS 110d (Small Mine, DMO) Mine Permit M-97-032e

In March 2009, the Sheep Mountain Alliance, the Colorado Environmental Coalition, the Information Network for Responsible Mining and the Center for Biological Diversity jointly filed a petition to the BLM State Director for review of the approved PO and the FONSI and requested a stay of the Record of Decision (“ROD”). The petition focused on BLM’s alleged failure to review indirect and cumulative impacts, as well as inadequate review of water quality impacts.

The BLM State Director’s Office completed its review of the ROD regarding approval of the amendment of the PO for the Sunday Mines in September 2009. The stay was denied; however, the State Director remanded the ROD back to the local field office for further study and analysis. The majority of the data collection requirements mandated by the remand decision have been fulfilled and the reports of findings have been submitted. Four monitoring wells were installed in late 2012 and 2013 and are being monitored on a quarterly basis. Once sufficient ground water data has been collected, the PO will be updated and a new EA will be prepared.

The Van 4 mine was originally permitted by Union Carbide in the late 1970s and early 1980s with the CDRMS and BLM as part of a much larger project. The mine was re-permitted with the CDRMS and BLM in 1999 as a smaller project. These permits are in good standing and a reclamation bond of $75,057 is in place. The mine would require additional permits, including an air permit, before mining could be restarted.

The Rim Mine was developed in the early 1970s by Atlas Minerals and was permitted in the late 1970s and early 1980s with DOGM and the BLM when their respective environmental programs were implemented. The original mine permits were for 13.3 acres; however, agency inspections in 2009 identified additional areas of disturbance. An updated Large Mine NOI and Plan of Operations were submitted to DOGM and the BLM, respectively, in 2010 for 16 acres of disturbance. These plans were approved and the bond was increased proportionately. The facility has a surface water discharge permit that is in good standing; however, dewatering operations were discontinued in early 2013. A Small Source Exemption is in place for air emissions.

The Company considers the Sunday Complex, Rim mine and Van 4 mine to be non-material properties.

San Rafael Project:

Energy Fuels has filed a technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101 (the “San Rafael Technical Report”). The author of the San Rafael Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101. A copy of the San Rafael Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. The San Rafael Uranium Project, located in east-central Emery County, Utah, is owned by the Company through its subsidiaries Magnum USA and EFRC. The Company added additional properties to the San Rafael Project area through its acquisition of Titan. These properties are known as the Green River South properties, and are located south of the San Rafael Project area. The Company sold its ownership position in the Green River South property to Aldershot in August 2013. For purposes of the San Rafael Technical Report, no economic evaluation of the mineral resources was performed. Thus, the following estimate is solely a Mineral Resource. The combined Indicated Mineral Resource for the entire San Rafael Project comprises a resource of 758,000 tons @ 0.225% eU3O8 containing 3,404,600 lbs. of U3O8 and an Inferred Mineral Resource of 453,800 tons @ 0.205% eU3O8 containing 1,859,600 lbs. of U3O8. Using the historic District average recovered U3O8: V2O5 ratio of 1:1.35, this same tonnage could yield Indicated Mineral Resources of approximately 4,596,000 pounds

V2O5 at an average grade of 0.30% V2O5. The same Inferred Mineral Resource tonnage could yield approximately 2,510,000 pounds V2O5 at an average grade of 0.28% V2O5.

The Company considers the San Rafael Project to be a non-material property.

Willhunt:

Energy Fuels has filed a technical report dated October 10, 2008 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado, (the “Willhunt Technical Report”). A copy of the Willhunt Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. Energy Fuels has leased the Willhunt property (40 unpatented claims) from Ur-Energy since September 14, 2006. The drilling program concentrated mainly on expanding the deposits that have been drilled previously. The historic drill hole data and the Energy Fuels drilling show two clear mineralized sandstone channels trending NW/SE, paralleling the ridge. A total of 15 holes were drilled in August 2008, totaling about 9,500 feet. The depths ranged from 540 to 680 feet. Results were generally favorable. This drilling was after the Willhunt Technical Report was initially filed, and not discussed in the Report Technical. Drill indicated resources were expanded considerably. The drilling produced five ore holes, one sub ore hole and two mineralized holes. This resulted in approximately 66,000 lbs. of U3O8 and 330,000 lbs. of V2O5 (not considered compliant at this time) that have not been added to the reported 43-101 resources. The 2008 drilling confirmed the continuance of the channel in the “exploration areas” of the Report. Since this is a non-material property, the Report has not yet been updated. The Willhunt property is contiguous with the Sunday Mine Complex property.

The Company considers the Willhunt project to be a non-material property.

Farmer Girl:

Energy Fuels has filed a technical report, dated October 8, 2008 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado (the “Farmer Girl Technical Report”). A copy of the Farmer Girl Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. Energy Fuels has leased the Farmer Girl property (29 claims) from Monogram Mining since October 1, 2006. Two drill projects have been completed on the Farmer Girl claims in 2007 and 2008. The 2007 Energy Fuels drilling is described in the Farmer Girl Technical Report. In 2008 subsequent to the Farmer Girl Technical Report, 12 holes were drilled. Results were generally favorable. Of the 12 holes drilled, five holes had a one foot zone ranging from 0.23 to 0.36% eU3O8. Another two holes had five feet of 0.03% eU3O8 showing a favorable environment. This resulted in approximately 18,000 lbs. of U3O8 and 85,000 lbs. of V2O5 additional, above the reported NI 43-101 resources, though not considered compliant since the report has not been updated yet. The 2008 drilling confirmed the presence of mineralization in the exploration target areas. More drilling is needed to enlarge the known resources in order to make a decision as to go forward with permitting. Energy Fuels has approved drilling permits for another 15 holes.

The Company considers the Farmer Girl project to be a non-material property.

Torbyn:

Energy Fuels has filed a technical report, dated January 7, 2009 entitled “Amended Technical Report On Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M.

Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado (the “Torbyn Technical Report”). A copy of the Torbyn Technical Report is available under the Company’s profile on SEDAR at www.sedar.com. Energy Fuels has leased the Torbyn (Tenderfoot Mesa) property (70 claims) from Rimrock Exploration and Development, Inc. since July 1, 2006. Four drill projects have been completed on the Torbyn claims in 2007, 2008, 2009 and 2012. The 2007 Energy Fuels drilling is described in the Torbyn Technical Report. Subsequent drilling (12 holes drilled in 2008 total 4,755 ft. and in 2009, six holes were drilled which total 2,350 feet) added resources in the exploration target areas defined in the Report by approximately 51,500 lbs. of U3O8 and 206,000 lbs. of V2O5 which is not considered compliant at this time. The drilling in 2012 was designed to look for extensions of the mineralization in three directions near the mine, finding the sandstone to be very favorable in one of those directions. More drilling is needed to enlarge the known resources near this mine in order to make a decision as to go forward with permitting.

The Company considers the Torbyn project to be a non-material property.

Other New Mexico Projects:

Nose Rock Project:

The Nose Rock project is a uranium development project located within the Grants Mineral Belt in the State of New Mexico northeast of the town of Crownpoint. The Nose Rock project as a whole consists of approximately 5,000 acres of land, including 102 federal lode mining claims and six (6) State of New Mexico Mineral Leases.

On March 19, 2009, Strathmore filed on the SEDAR website at www.sedar.com, the technical report entitled "Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico," dated February 9, 2009, prepared by M. Hassan Alief, M.Sc., CPG, in accordance with NI 43-101 (the “Nose Rock Technical Report”). A copy of the Nose Rock Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Nose Rock Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Nose Rock project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through mineral leases or by claim staking.

The Company considers the Nose Rock project to be a non-material mineral property.

Dalton Pass Project:

The Dalton Pass project is a uranium development project located in the western part of the Grants Mineral Belt in the State of New Mexico. It consists of approximately 1,320 acres of federal lode mining claims.

On March 19, 2009, Strathmore filed on the SEDAR website at www.sedar.com, the technical report entitled "Technical Report on Section 32, T17N, R13W, Dalton Pass Uranium Property, McKinley County, New Mexico," dated January 30, 2009, prepared by M. Hassan Alief, M.Sc., CPG,, in accordance with NI 43-101 (the “Dalton Pass Technical Report”). A copy of the Dalton Pass Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Dalton Pass Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Dalton Pass project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through claim staking.

The Company considers the Dalton Pass project to be a non-material mineral property.

Church Rock Project:

The Church Rock project is a uranium development project located in the State of New Mexico. It consists of approximately 640 acres of federal lode mining claims.

The Church Rock project was acquired as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through claim staking.

An historical measured and indicated mineral resource estimate for the Church Rock project reported by Kerr-McGee in 1979 totaled 10.9 million pounds eU3O8 based on 6,050,000 tons at an average grade of 0.09% eU3O8. Kerr McGee's measured and indicated mineral resource categories are most likely comparable to CIM Measured and Indicated mineral resource categories. In 1995, Rio Algom LLC, the successor company to Kerr-McGee, prepared a resource estimate utilizing Kerr-McGee's methodology, but using a higher cut-off grade of 5 feet of 0.10% . Rio Algom calculated an historical measured resource estimate totaling 5,426,000 lbs eU3O8 based on 2,532,000 tons at an average grade of 0.11% eU3O8, an indicated resource estimate totaling 76,000 lbs eU3O8 based on 34,000 tons at an average grade of 0.11% eU3O8, and a total measured & indicated resource estimate of 5,502,000 lbs. eU3O8 based on 2,564,000 tons at a grade of 0.11% eU3O8.

The Company cautions readers that the Company is not treating either of these two historical resource estimates as current mineral resources. The Kerr-McGee and Rio Algom historical measured and indicated resource estimates stated above were completed prior to the implementation of NI 43-101. Given the extensive mineral production in the Church Rock and Crownpoint areas (approximately 16 million pounds), the experience and reputation of the companies, and the quality of their historical work, the Company believes these historical resource estimates to be relevant and reliable. However, a qualified person has not completed sufficient work to verify and classify these historical resource estimates as current Mineral Resources, and the Company is not treating the historical resource estimates as current Mineral Resources or Mineral Reserves. Additional work including confirmation drilling, sampling and chemical assay verification, and other technical support work as deemed necessary, is required in order to verify the historical estimates as a current mineral resource.

The Company considers the Church Rock project to be a non-material mineral property.

Marquez Project:

The Marquez Project is a uranium development project located in the eastern part of the Grants Mineral Belt in northwestern New Mexico. It consists of approximately 14,501 acres of a private mineral lease. It was extensively explored during the 1970’s, including 384 drill holes completed, and was being developed as a full-scale underground uranium mine by Kerr McGee and the Tennessee Valley Authority. However, the project was later abandoned in the 1980s due prolonged weak uranium prices. Strathmore acquired rights to the Marquez property in 2007.

On June 21, 2010, Strathmore filed on the SEDAR website at www.sedar.com, the technical report entitled "Marquez Uranium Property, McKinley County, New Mexico," dated June 10, 2010, prepared by M. Hassan Alief, M.SC, CPG, in accordance with NI 43-101 (the “Marquez Technical Report”). The Marquez Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Marquez Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Marquez Project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through claim staking.

The Company considers the Marquez project to be a non-material mineral property.

Other Wyoming Projects

Sky Project:

The Sky project totals approximately 800 acres of federal lode mining claims. The claims are within the Wind River Basin of Wyoming. The property was originally discovered by Exxon Minerals in the 1970's and was controlled by the Pathfinder group until the late 1980's. Plans to develop Sky as an ISR recoverable resource have been deferred.

On March 9, 2007, Strathmore filed on the SEDAR website at www.sedar.com, the technical report entitled "Technical Report on the Sky Uranium Property, Fremont County, Wyoming," dated February 14, 2007, prepared by Charles D. Snow, PG 1064 Wyoming, in accordance with NI 43-101 (the “Sky Technical Report”). A copy of the Sky Technical Report is available under Strathmore’s profile on SEDAR at www.sedar.com. The author of the Sky Technical Report is a “qualified person” and is “independent” of the Company within the meaning of NI 43-101.

The Sky project was acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through claim staking.

The Company considers the Sky Project to be a non-material property.

Shirley Basin:

The Company’s Shirley Basin uranium properties exceed 2,500 acres of federal lode mining claims and 680 acres in two Wyoming State Leases. Previous exploration conducted by Utah International identified a number of mineralized areas requiring follow-up exploration.

The Shirley Basin properties were acquired by the Company on August 29, 2013 as a result of the acquisition of Strathmore by Energy Fuels. See “General Development of the Business – Significant Acquisitions – Acquisition of Strathmore Minerals Corp.” above. Strathmore acquired the property through claim staking.

The Company considers the Shirley Basin property to be a non-material property.

Exploration Properties

Department of Energy (DOE) Lease Tracts:

Energy Fuels was the successful bidder in May 2008 on four of the DOE tracts offered for lease in the Uravan Mineral Belt in western Colorado (C-SR-16A, C-CM-24, C-G-26, and C-G-27). Three other leases were acquired by Energy Fuels, the second highest bidder, in 2009 when the initial lessee did not renew (C-SR-12, C-AM-19A and C-AM-20). A fourth lease was assigned to Energy Fuels from the initial lessee, Zenith Minerals, in 2010 (C-AM-19). A lawsuit filed against DOE in November 2008 by nongovernmental organizations alleged DOE should have performed an EIS on each individual lease tract instead of a Programmatic Environmental Assessment (PEA) on the combined leases. The court ruled in favor of the plaintiffs in June 2011. In the ruling, the court ordered the preparation of a Programmatic Environmental Impact Study, which is currently underway. The court also stayed the leases in June 2011, prohibiting any surface disturbing work until the EIS is completed. DOE therefore suspended the annual lease payments until the final decision on the EIS. DOE will also add onto the end of the lease initial term the length of time it takes from the stay until the Final EIS record of decision (“ROD”), assuming the decision allows work to resume. The draft EIS was made available for public comment in February, 2013. Presently, DOE estimates that on March 21, 2014 the Final EIS will be made available for publishing in the Federal Register and the ROD will be issued no later than April 28, 2014. If the ROD allows the leasing program to continue, no annual payments to continue to hold the leases will be due until a year after the ROD since the lease payments were made for a year in advance at the same time the suit stayed the leases. There is the potential for mineralization on these leases.

The Company considers these properties to be non-material.

HC Claims (Calamity Mesa):

Energy Fuels has leased the HC claims on Calamity Mesa (45 claims) from Rimrock Exploration and Development, Inc. since March 8, 2007. Three drill projects have been completed on the HC claims in 2007, 2008, and 2009. The 2007 project focused on exploring near the southwest end of the historic New Verde mine. The other two projects were in the area just south of the historic resource north of the New Verde mine on the adjoining DOE lease, C-G-26. Energy Fuels has maps by the previous operator showing the mine workings and historic drilling. It will remain a low-priority exploration project until the DOE EIS is complete.

The Company considers these properties to be non-material.

Yellow Cat (Ethan and YC claim groups, plus Utah State leases):

The Ethan exploration project (27 claims) was purchased from Future Energy in 2006. Future Energy retained a 2% overriding royalty. The Company also acquired a Utah (SITLA) Mining Lease in 2012 through the competitive bid process. The 58 YC claims are contiguous, as are the two other SITLA Leases. Denison acquired the claims and leases from WCUL in 2011. Historic drilling, mostly by Pioneer Uravan in the 1970’s has identified a moderate-sized deposit in the Salt Wash on this claim group. There has been no exploration by Energy Fuels to date, but the larger property is retained for the good potential due to location near historic mines and other historic drilling.

The Company considers these properties to be non-material.

Mag Pie/Dry Creek:

Energy Fuels entered a Mining Lease Agreement with Sutherland Brothers Drilling in December 2010 covering 118 claims, of which 61 are still held. The property was originally offered to Energy Fuels by Zenith Minerals; however, Zenith Minerals still owed a rather large final installment to Sutherland Brothers. Zenith Minerals returned the property to Sutherlands, allowing for the Energy Fuels acquisition, with Zenith Minerals retaining a 2% overriding royalty. The property is on the north side of Gypsum Valley and includes several historic producing mines, including some of the Mexico group and the Sego mine. The Company terminated the lease in June 2013. To the east of the Mag Pie property is the Dry Creek claims. One hundred claims were staked by Denison covering a prospective area with minor historic exploration drilling, some showing favorable conditions for uranium deposition. In August 2013, the Company dropped all but the most prospective 18 claims.

The Company considers these properties to be non-material.

Avocet:

Denison staked five claims in 2007 in an area known to contain a small historic deposit based on drilling by Cotter Corporation. The property is about 4½ miles southeast of the Whirlwind Mine.

The Company considers these properties to be non-material.

West Lisbon JV (Mesa-BZU); DAR-RAD claims:

Energy Fuels and Mesa Uranium Corporation (along with its subsidiary, BZU Holdings, Inc.) formed a joint venture, called West Lisbon LLC, in May 2008 for future exploration on a group of 60 claims (the DAR group) located north and west of the north end of the Lisbon Valley uranium district. Energy Fuels is the manager for both exploration and mining on the joint venture properties. The most prospective target is the basal channel sandstones and conglomerates of the Triassic Chinle formation, known as the Moss Back member. The Moss Back has produced approximately 70,000,000 lbs. of U3O8 from historic mines in the Lisbon Valley/Big Indian District. The underlying Permian Cutler formation is also prospective, consisting of interbedded sandstones and mudstones. There has been about 8,000,000 lbs. of uranium produced from the Cutler in the same district. An angular unconformity exists between the Chinle and the Cutler with the Cutler dipping steeper to the west than the Chinle beds. Deposits in the Cutler form where Cutler sandstones are in contact with the Moss Back, and continue short distances down dip of the contact. The Chinle and Cutler target horizons range from about 1,000 feet to 1,350 feet deep. Historic wide-spaced exploration drilling by Energy Fuels Nuclear in the late 1980’s encountered scattered mineralization (from 0.02% up to 0.22% eU3O8) in 50% of the holes drilled on land now covered by the DAR claims.

On December 1, 2010, an amendment was made to add 34 more claims to the West Lisbon LLC. The RAD claims were staked by BZU Holdings in April 2007. Mesa offered these to West Lisbon LLC under the same terms as the DAR; that is a 50:50 shared expenditure agreement to conduct exploration. The RAD claims lie contiguously along the east side of the DAR group. This is the up-dip direction where the target horizons are somewhat shallower. The RAD group boundary is less than ½ mile west of the historic producing North Alice (slightly over 4.5 million pounds historic production), Far West, and Radon mines.

Due to the lack of data, Energy Fuels does not carry any historic resources on the DAR claims, nor on the newly acquired RAD group. Vanadium occurs in both the Chinle and Cutler at concentrations too low to be economic in the northern Lisbon Valley District. No exploration drilling is planned until there is a sustained higher price for uranium.

The Company considers these properties to be non-material.

Cedar Mountain:

Energy Fuels acquired control of this project in the 2009 acquisition of Magnum USA. It is an exploration play. It consists of one SITLA LEASE in Section 36, T18S, R10E, S.L.M., and 29 federal lode mining claims. The Cedar Mountain property lies just west of the north-plunging axis of the San Rafael Swell, about 20 miles northwest of the San Rafael Project area. The deposit lies wholly in Section 36, which is a plateau capped by the Buckhorn Conglomerate. Below the Buckhorn is the Brushy Basin Member of the Jurassic Morrison Formation composed of fine-grained clastic rocks including claystone, limy claystone and mudstone, mudstone, siltstone, and sandstone. The uranium mineralization is situated in the upper portion of the Brushy Basin. A total of 61 holes have been drilled in the area of the deposit. Mineralized intercepts range from 1.5 - to 68-feet thick, but average about 25-feet thick. Corrected grades (due to disequilibrium) range as high as 0.16% eU3O8, but average about 0.052% eU3O8. Holes containing material grading up to 0.6% eU3O8 and 0.7% eU3O8 exist west of and below the plateau rim and have not been off-set. Mineralization is about 100 to 120 feet below the surface.

The Company considers these properties to be non-material.

Arizona Strip Properties

On June 30, 2008 the Company along with Royal USA Inc. (a subsidiary of Aldershot) completed the formation of the Arizona Strip Partners LLC (“ASP”), a joint venture created to explore uranium properties on the Arizona Strip located in Northern Arizona. The Company acquired Royal USA Inc.’s interest in the joint venture on October 1, 2012 (See “Mineral Projects – Sage Plain Project”), giving the Company a 100% interest in ASP. ASP currently owns a number of mining claims in Arizona that are in the exploration stage, and have no underground or surface facilities. No exploration expenditures are planned for these claims in FY 2014.

The Company considers these properties to be non-material.

Burnt Pond, Newfoundland:

Energy Fuels holds a 100% interest in the Newfoundland property known as Burnt Pond which is prospective for both zinc and copper, consisting of 20 mining claims totalling 725 hectares. The property is located approximately 38 kilometers east of Buchans and approximately 55 kilometers west of Grand Falls in the Tally Pond Belt of volcanic and sedimentary rocks of central Newfoundland. In April 2008, the Burnt Pond mining claims were transferred to Energy Fuels Exploration, Inc. a 100%-owned subsidiary of Energy Fuels Inc.

In August 2008, Energy Fuels personnel reviewed core data samples held by the Canadian Government and were granted permission to access raw data from a forthcoming survey to be completed by adjacent property holders. Following the review and interpretation of such data, the Company explored the possibility of optioning the property to another mining company for further exploration. There is no expenditure commitment on this property. The annual cost to maintain this property is approximately $600.

Due to uncertainty regarding the ability to sell the property or enter into a joint venture with another mining company operating in the same area, the Company chose to write-off all costs incurred to date in the amount of $0.68 million.

Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Energy Fuels.

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Energy Fuels staff and consultants.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance (equilibrium) with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

It is recognized that gamma logs are indirect measurements of the amount of uranium present and must be validated. Typically, this process consists of comparing equivalent uranium determined from gamma log interpretations with chemical analyses of rock core recovered from core holes. This process is subject to some degree of uncertainty because the gamma logs and the chemical assays are obtained from different samples: core from the drill hole itself and gamma readings from the material surrounding the hole. The age of the sandstones and the uranium minerals in the deposits, coupled with the groundwater regime, results in disequilibrium rarely being a problem in the Colorado Plateau ores or in New Mexico. Analysis of chemical equilibrium of uranium for the Grants Mineral Belt from historic drill reports and years of production indicates that various relationships are present. In most areas and deposits, uranium is in equilibrium, or is slightly enriched relative to gamma determinations. Based on Kerr-McGee’s extensive operating experience in the Ambrosia Lake sub-district, there were no historical concerns regarding disequilibrium for gamma ray results at the Roca Honda deposit. Additionally, RHR cores showed no major negative disequilibrium. The Wyoming roll front-type deposits are considerably younger and have experienced more recent groundwater flow than the Colorado Plateau deposits and are more prone to disequilibrium issues

At the Wyoming properties, two additional down-hole logging methods have been employed. At Gas Hills, Strathmore used a Company-owned Prompt-Fission-Neutron logging tool (“PFN”), gamma-ray probing tools, and select chemical assays from core drilling, for the measurement of uranium in the Gas Hills. Equivalent uranium values, expressed as eU3O8 are obtained from down-hole gamma-ray probes, assuming that uranium and its daughter products are in radiogenic equilibrium. The probes are standardized and calibrated using test pits operated by U.S. Department of Energy, located in Casper, Wyoming and Grand Junction, Colorado. PFN analysis assesses the quantity of uranium present surrounding a drill hole directly by measuring neutrons fissioned from the U235 isotope, thus aiding in determining any disequilibrium which may be present. This eliminates the uncertainties due to measuring the gamma radiation resulting from decay of uranium daughter products, which may be subjected to selective remobilization due to the varying chemical properties of each daughter element. PFN also samples a larger sample than the typical 3” diameter core that is obtained for chemical analysis. Many historic drill holes completed prior to November 2012 have been logged using the PFN logging tool. It is anticipated that, through regular ongoing use of PFN with its associated calibration checks and continuing checks against existing or historical core holes, a background of validity can be achieved which will reduce the number and frequency of future chemical-assaying.

At the Sheep Mountain Project, in situ mineral grades for the 2009 drilling were determined by geophysical logging including both conventional gamma logging and state of the art Uranium Spectrum Analysis Tool (USAT). Crosshairs used USAT at Juniper Ridge on the 2011 drilling project, too. USAT is a Century Geophysical logging service that directly measures uranium if disequilibrium conditions exist. USAT employs a High Purity Germanium detector that measures Protactinium 234, the second daughter element after Uranium 238. USAT ignores the high volume gamma rays of Bismuth 214, Lead 214, and Radium 226 that the sodium iodide crystals measure. USAT does not need to be calibrated at calibration pits, it is calibrated against a low-power, lab-style source. Like PFN, it is sampling the rock surrounding the bore hole with a radius of influence of about one foot.

Core Sampling, Processing, and Assaying

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings, determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as "radiometric disequilibrium"), whole rock analysis, and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2½ – 3¼ inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).

Core samples collected in Colorado, Utah, and Arizona are prepared at the White Mesa Mill in Blanding, Utah. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work. The samples collected in Wyoming have been sent to commercial labs for analyses in accordance to industry standards. At Roca Honda, RHR completed four pilot holes in 2007 and one geotechnical hole in 2011. These samples were analyzed at a commercial lab, Energy Labs in Casper, Wyoming

Quality Assurance and Quality Control Measures

Drill hole logging is conducted by Energy Fuels in-house personnel. The logging capabilities are designed specifically to meet Energy Fuels’ logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. Energy Fuels has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States’ operations. All tools are checked and calibrated before being used in the southwest United States and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Energy Fuels’ Denver, Colorado office, where all data is checked and reviewed.

The PFN truck is stored at the Riverton, Wyoming office. It and the natural gamma logging tools are routinely calibrated at the Casper, Wyoming test pits maintained by the DOE. The gamma logging equipment is the same make and type as the units used in Colorado and Utah.

Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples collected in Utah or Colorado are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either the White Mesa Mill or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability. The Wyoming sample splits are stored in Riverton at the Company office. Chemical analysis for the Gas Hills drilling was performed by Hazen Research of Golden, Colorado and Intermountain Labs of Sheridan, Wyoming. Core samples are stored at various locked storage facilities in Wyoming and at the Company office.

RHR has developed stringent in-house standard operating procedures for core handling and decontamination of small equipment used for sampling.

ENVIRONMENTAL AND SAFETY MATTERS

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Energy Fuels’ commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and Energy Fuels’ employees, and to ensure compliance with regulatory requirements. The EHS Policy also sets out Energy Fuels’ requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

White Mesa Mill

The White Mesa Mill processed conventional ore through March 2012, at which time processing ceased for maintenance work. Conventional ore processing recommenced at the Mill in August 2012 and continued until early June 2013. The alternate feed circuit was operating throughout FY-2012 and FY-2013. The White Mesa Mill is expected to begin processing conventional ore again in May 2014 until July 31, 2014. The alternate feed circuit is expected to process materials until April of 2014. The Mill operations registered zero lost time accidents in 2013.

Prior to Energy Fuels acquisition of the US Mining Division, chloroform contamination in the shallow aquifer the White Mesa mill site was discovered. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This action enables Energy Fuels to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2013. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan (“CAP”). A draft of the CAP is currently being prepared by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some of the monitoring wells at the White Mesa Mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009, and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ reviewed the Report, and concluded that further investigations were required before it could determine the source of the contamination and the responsibility for cleanup. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after the investigations, it was determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it was not possible at that time to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater.

For those reasons, UDEQ decided that it could not eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have therefore agreed that resources are better spent in developing a CAP, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted a draft CAP for remediation of the contamination to UDEQ in November 2011. The CAP proposes a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the CAP on December 12, 2012. In accordance with the CAP, in 2013 the Company commenced pumping nitrate/chloride contaminated water from four monitoring wells for use in mill processing or discharge into the Mill’s process or tailings cells. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

During 2011, 2012, and 2013, the White Mesa Mill reported consecutive exceedances of groundwater compliance limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are up-gradient of the Mill facilities, far down-gradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP. Source Assessment Reports were submitted in 2012 and 2013 addressing each exceedance and the decreasing trends in pH at the site. UDEQ has accepted the Source Assessment Report, and has concluded that such exceedances and decreasing trends in pH are due to natural background influences at the site. UDEQ has agreed to revise the GWCLs in the GWDP to account for these background influences, which would put those constituents, including pH at the site, back into compliance.

The White Mesa Mill monitors radon flux from tailings Cells 2 and 3 to comply with the NESHAPs requirements of the Clean Air Act. The radon flux from Cell 2 exceeded the regulatory threshold beginning with the June 2012 sampling event and continued to climb during subsequent sampling events, which is believed to be due to the aggressive dewatering of the slimes drain solution level in Cell 2 to comply with the Mill’s GWDP. Consistent with the regulations, the Company initiated monthly monitoring of Cell 2 radon flux in April 2013. In order to address the Cell 2 radon exceedances, in 2013 the Company commenced placement of additional cover materials over areas showing high radon emissions, to mitigate the radon flux from Cell 2. Current monthly monitoring indicates that the radon flux from Cell 2 has dropped below the compliance threshold and is now in compliance.

Reclamation

The White Mesa Mill is subject to decommissioning liabilities. Energy Fuels, as part of the White Mesa License, is required to annually review its estimate for the decommissioning of the White Mesa Mill site and submit it to UDEQ for approval. The estimate of closure costs for the Mill is $21.1 million as of the date of this AIF, and financial assurances are in place for the total amount. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Piñon Ridge Mill

On July 18, 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which to build the proposed Piñon Ridge Mill. The site is large enough to accommodate the proposed mill, which would be the first conventional uranium mill to be constructed in the U.S. in over 30 years. The Piñon Ridge Mill would be designed with an initial capacity of 500 tons per day (tpd) of ore throughput, with a design footprint that could be expanded to 1,000 tpd if market conditions warrant and subject to the regulatory approval process for permit modification. In addition, the mines in the Uravan Mining District produce vanadium as a mineral associated with uranium. The presence of vanadium in these deposits effectively lowers the cost of uranium extraction. At historical U3O8 and V2O5 grades typical for the region, the Piñon Ridge Mill would be designed to produce between 1.6 million and 2.0 million pounds of U3O8 and 5 million to 8 million pounds of V2O5 per year.

Certain permits and approvals have been obtained for the Piñon Ridge Mill, including a Special Use Permit from Montrose County, Colorado (September 2009) and a Radioactive Materials License (“License”) and air quality permits from the State of Colorado (April 2013 and July 2013, respectively). Non-government organizations have challenged the various regulatory approvals, including ongoing litigation regarding the License (see “Legal and Regulatory Proceedings” below).

The Company continues to hold the property, defend the legal challenges and maintain the license, permit, and other regulatory approvals in good standing. With the acquisition by the Company of the White Mesa Mill in 2012, the Company no longer needs to construct the Piñon Ridge Mill in order to meet its planned production for the foreseeable future. Therefore, the Company does not intend to proceed with construction of the mill at this time, and is pursuing the potential sale, joint venture, trade or disposition of the Piñon Ridge Mill, as well as certain other mineral properties.

Mines

The Company acquired the US Mining Division on June 29, 2012. Since that time, the Company had five active mining operations, the Daneros, the Beaver and Pandora mines in the La Sal Complex in Utah, and the Arizona 1 and Pinenut mines in Arizona. On October 17, 2012, the Company placed the Daneros and Beaver mines on standby, pending improved market conditions, and the Pandora mine was placed on standby in December 2012. There are ten other mines, the Tony M, Whirlwind, Energy Queen, Rim, Van 4, Carnation, Sunday, Topaz, St. Jude and West Sunday, which are on care and maintenance.

In 2011, Energy Fuels’ Arizona 1 mine received the 2010 U.S. Department of Labor’s MSHA Sentinels of Safety Award in the small underground metal mine category. In 2010, the Arizona 1 mine personnel worked a total of 56,417 injury-free hours. The Daneros mine in Utah was recognized as a runner up with a total of 23,674 injury-free hours. The Sentinels of Safety Award acknowledges the men and women at those mines in the United States that have worked the most employee-hours without experiencing a lost-time injury.

There was one lost time accidents at the mining operations in FY-2013.

Reclamation

All of the Company’s mines in the U.S. are subject to closure and reclamation liabilities. The estimate of the reclamation costs for the various mining operations in Colorado, Utah, Arizona and Wyoming is $5.7 million. Financial bonds are in place for the total amount.

EMPLOYEES

At December 31, 2013, the Company had a total of 182 active employees in the United States. None of the Company’s employees are unionized.

In the United States, the Company also retains the services of White Mesa Inc., an independent local native-owned company that provides the services of 17 additional personnel to the White Mesa Mill and some mine operations.

GOVERNMENT REGULATION

U.S. Uranium Industry

Uranium milling in the U.S. is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations.

On August 16, 2004, the State of Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for the White Mesa Mill is now UDEQ rather than the NRC. At that time, the mill’s NRC Source Material License was transferred to the State and became a Radioactive Materials License. The State of Utah incorporates, through its own regulations or by reference, all aspects of Title 10 pertaining to uranium recovery facilities. The White Mesa License was due for renewal on March 31, 2007. Energy Fuels predecessor submitted its application for renewal of the license on February 28, 2007. A draft renewal license was published for comment by UDEQ in the 4th quarter of 2011, and is expected to be re-published for comment in 2014. UDEQ is currently in the process of reviewing the public comments and performing additional environmental reviews. Energy Fuels expects that the renewed license will be issued by UDEQ by the end of FY 2014. During the period that the State is reviewing the license renewal application, the Mill can continue to operate under its existing Radioactive Materials License. The mill’s license was initially issued in 1980 and was renewed in 1987 and 1997.

When the State of Utah became an Agreement State, it required that a GWDP be put in place for the White Mesa Mill. The GWDP is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the Mill was finalized and implemented in March 2005. The GWDP required that the Mill add over 40 additional monitoring parameters and 15 additional monitoring wells at the site. The GWDP came up for renewal in 2010, and is currently in the renewal process. During the review period the Mill can continue to operate under its existing GWDP. The White Mesa Mill also maintains permit approvals for air emissions with UDEQ, Division of Air Quality.

The State of Colorado is also an Agreement State that regulates the licensing of uranium mills, including the proposed Piñon Ridge Mill. The primary state requirements for a uranium mill to operate in Colorado include a Radioactive Materials License and Air Quality Permit from the Colorado Air Pollution Control Division of CDPHE.

Uranium mining is subject to regulation by a number of agencies including (1) local county and municipal government agencies; (2) the applicable state divisions responsible for mining and protecting the environment within Utah, Colorado, Arizona and Wyoming; (3) the BLM and the USFS on public lands under their jurisdiction; (4) the U.S. Mine Safety and Health Administration (“MSHA”); (5) the EPA for radon emissions from underground mines; and (6) other federal agencies (e.g., U.S. Fish and Wildlife Service, U.S. Army Corp. of Engineers, DOE), where certain conditions exist. In addition, the Sheep Mountain project will be subject to regulation under the NRC, as a uranium processing facility and for permanent disposal of the resulting tailings. A review of the major permit for each mine is included above under “Mineral Projects”.

Energy Fuels is required to have export licenses issued by the NRC for its uranium exports. Such licenses are obtained by the Company as required.

Land Tenure

United States

The Company’s land holdings in the U.S. are held either by leases from the fee simple owners (private parties or the State) or unpatented mining claims located on property owned and managed by the U.S. Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.

On July 9, 2009, BLM issued a Notice of Proposed Withdrawal (“2009 Notice”) under which it proposed that a total of approximately one million acres of public lands around the Grand Canyon National Park be withdrawn from location and entry under the Mining Law of 1872 (the “Mining Law”), subject to valid existing rights. In the 2009 Notice, BLM stated that the purpose of the withdrawal, if determined to be appropriate, would be to protect the Grand Canyon watershed from any adverse effects of locatable hardrock mineral exploration and mining. The 2009 Notice segregated the lands from location and entry under the mining laws for up to two years to allow time for various studies and analysis, including appropriate National Environmental Policy Act (“NEPA”) analysis. In order to allow more time for BLM to complete its NEPA analysis, the U.S. Department of the Interior (the “DOI”) published Public Land Order 7773 on June 21, 2011, which effected a six-month emergency withdrawal of the area. The emergency withdrawal prevented the lands from opening to location and entry under the Mining Law upon expiration of the two-year segregation while the DOI completed the decision–making process on the proposed withdrawal. The emergency withdrawal was effective July 21, 2011 to January 20, 2012. During the two-year segregation and six month emergency withdrawal, the BLM, along with its cooperating agencies, completed various studies and analyses of resources in the withdrawal area, including an EIS under NEPA. These studies and analyses were undertaken to provide the basis for the final decision regarding whether or not to proceed with the proposed withdrawal or to select an alternative action. Based on this analysis, on January 9, 2012, the DOI announced its final decision to withdraw from location and entry under the Mining Law, subject to valid existing rights, the total of approximately one million acres of lands originally proposed in the 2009 Notice (the “Withdrawn Lands”), for a 20-year period. Lawsuits challenging this decision have been filed by various industry groups and interested parties.

No new mining claims may be filed on the Withdrawn Lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes the discovery of a valuable mineral deposit.

All of the Company’s Arizona Strip properties, with the exception of its Moonshine Springs property and certain exploration properties held by the Company’s subsidiary, Arizona Strip Partners LLC, are located within the Withdrawn Lands. BLM is currently undertaking a mineral examination on the Company’s EZ Complex, in conjunction with its review of the Company’s proposed PO for that project. Mineral examinations are not required for the Company’s Arizona 1 and Pinenut mines, which have previously approved POs and are currently undergoing mining activities, or have undergone mining activities before and after the Withdrawal. Although the Company’s Canyon Project also has an approved PO, and a mineral examination is not required, the USFS performed a mineral examination on that project in 2012 and concluded that the Canyon Project’s claims constitute valid existing rights, and that mining may proceed on the Canyon Project.

The Company believes that all of its material Arizona Strip projects within the Withdrawn Lands are on valid mining claims that will each withstand a mineral examination. However, market conditions may postpone or prevent the performance of mineral examinations on certain properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one of more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of its securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of Energy Fuels. Other factors may arise in the future that are currently not foreseen by management of Energy Fuels that may present additional risks in the future. Current and prospective security holders of Energy Fuels should carefully consider these risk factors.

URANIUM AND VANADIUM PRICE FLUCTUATIONS

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s reserves and inventories and the market price of the Company’s common shares.

Market prices are affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel, the re-enrichment of depleted uranium tails and the enricher practice of underfeeding, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons and from the build-up of Japanese utility uranium inventories as a result of the Fukushima incident) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production. Other factors include levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for the Company’s existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover. The Company’s expected levels of production and business activity are dependent on the Company’s and industry’s expectations of uranium and vanadium prices, which may not be realized or may change. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material.

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts. Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

GLOBAL ECONOMIC DOWNTURN

In the event of a continued general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. Current global financial conditions have been subject to increased volatility, and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and a deterioration in the global economy. Although economic conditions have shown improvement in recent years, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment, which continue to impact commodity prices and which have resulted in high volatility in currencies and global debt and stock markets.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, or there is a material deterioration in general business and economic conditions, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

MARKET PRICE OF SHARES

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in uranium and vanadium prices, changes in industry forecasts of uranium and vanadium prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company’s public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

GOVERNMENTAL REGULATION AND POLICY RISKS

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things, acquisition of the mining interests, maintenance of claims, tenure, expropriation, prospecting, exploration, development, mining, milling and production, price controls, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, toxic substances, water use, land use, Native American land claims, environmental protection and remediation, endangered and protected species, mine and mill decommissioning and reclamation, mine safety, transportation safety and emergency response and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, mining and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia. Changes in these policies and restrictions may adversely impact the Company’s business.

PUBLIC ACCEPTANCE OF NUCLEAR ENERGY AND COMPETITION FROM OTHER ENERGY SOURCES

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

ABILITY TO MAINTAIN OBLIGATIONS UNDER DEBENTURES AND OTHER DEBT

The Company may from time to time enter into arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under its existing Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

Further, although most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur. In addition, the bonding companies have the right to require increases in collateral at any time upon 30-days’ notice to the Company, failure of which would constitute a default under the bonds. In such circumstances, the Company may not have the financial resources to perform such reclamation obligations or to increase such collateral when due.

ADDITIONAL FUNDING REQUIREMENTS

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly have further capital requirements to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

DILUTION FROM FURTHER EQUITY FINANCING

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

NATURE OF EXPLORATION AND DEVELOPMENT, EXPANSION PROJECTS AND RESTARTING PROJECTS

The exploration and development of mineral deposits, the expansion of projects and restarting projects involves significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of reserve estimates; the particular attributes of the deposit, such as its size and grade; ability to economically recover commercial quantities of the minerals; proximity to infrastructure; financing costs and governmental regulations, including regulations relating to prices, taxes, royalties; infrastructure; land use; importing and exporting and environmental protection. Development, expansion and restarting projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing, and that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

THE COMPANY’S MINERAL RESERVES AND RESOURCES ARE ESTIMATES

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

ENVIRONMENTAL REGULATORY REQUIREMENTS AND RISK

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulations or policies will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions. Delays in obtaining permits and licenses could impact expected production levels or increases in expected production levels.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

OPPOSITION TO MINING MAY DISRUPT BUSINESS ACTIVITY

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to the commencement and recommencement of mining at the Company's mines, such as the Canyon Project. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to an entity’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

COMPETITION FOR PROPERTIES AND EXPERIENCED EMPLOYEES

The Company competes with other mining companies and individuals for capital, mining interests on exploration properties and undeveloped lands, acquisitions of mineral resources and reserves and other mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

LITIGATION AND OTHER LEGAL PROCEEDINGS

The Company is subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty, and may include potential injunctions pending the outcome of such litigation and proceedings. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

DECOMMISSIONING AND RECLAMATION

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements. Further, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

TECHNICAL INNOVATION AND OBSOLESCENCE

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

PROPERTY TITLE RISK

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Project also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

FOREIGN CURRENCY RISKS

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

POST-ACQUISITION SUCCESS

The Company may not realize the anticipated benefits of acquiring the US Mining Division or completing the Strathmore Acquisition, due to integration and operational challenges, and to decreases in commodity prices that have required the Company to place a number of acquired mines on standby and to defer permitting and development activities on certain other acquired assets, until market conditions warrant otherwise. The success of the Company following those acquisitions will depend in large part on the success of the Company’s management in integrating the US Mining Division and the Strathmore assets into the Company. The failure of the Company to achieve such integration and to mine or advance such assets could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and Strathmore Acquisition and could impair the results of operations, profitability and financial results of the Company.

PRODUCTION ESTIMATES AND PRODUCTION EFFICIENCY

The Company may from time to time prepare estimates of future production or increases in production for particular operations, or relating to the Company’s ability to increase production in response to increases in commodity prices, as market conditions warrant or otherwise. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production or production increases will be achieved in a cost effective or timely manner. Failure to achieve production estimates or failure to achieve production in a cost effective or timely manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; assumptions as to future commodity prices; assumptions relating to changes in laws, regulations or policies, or lack thereof, that could impact the cost and time required to obtain regulatory approvals, licenses and permits; assumptions relating to obtaining required licenses and permits in a timely manner, including the time required to satisfy environmental analyses, consultations and public input processes; assumptions relating to challenges to or delays in the licensing and permitting process; and assumptions regarding any appeals or lack thereof, or injunctions or lack thereof, relating to any approvals, licenses or permits.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; varying conditions in the commodities markets; and delays in obtaining or denial, challenges or appeals of regulatory approvals, licenses and permits or renewals of existing approvals, licenses or permits.

DEPENDENCE ON ISSUANCE OF MILL LICENCE AMENDMENTS AND RENEWALS

The Company maintains regulatory licenses and permits in order to operate its White Mesa Mill, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

MINING, MILLING AND INSURANCE

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, and milling, including: environmental hazards; industrial accidents; labor disputes, disturbances and unavailability of skilled labor; encountering unusual or unexpected geologic formations; rock bursts, pressures, cave-ins, flooding; periodic interruptions due to inclement or hazardous weather conditions; technological and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; the availability and/or fluctuations in the costs of raw materials and consumables used in the Company’s production processes; the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; and other mining, milling and processing risks, as well as risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

REPLACEMENT OF MINERAL RESERVES AND RESOURCES AND AVAILABILITY OF ALTERNATE FEED MATERIALS

The Company’s mineral reserves and resources at its Roca Honda, Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Gas Hills, Juniper Ridge, Whirlwind~~,~~ and La Sal projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

The Company also produces uranium from processing alternate feed materials at its White Mesa Mill. There can be no assurance that additional sources of alternate feed materials will be forthcoming in the future on commercially acceptable terms or otherwise, or that the Company will be successful in receiving all required regulatory approvals, licenses and permits on a timely basis to allow for the receipt and processing of any such alternate feed materials.

CREDIT RISK

The Company’s sales of uranium and vanadium products expose Energy Fuels to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

DEPENDENCE ON KEY PERSONNEL AND QUALIFIED AND EXPERIENCED EMPLOYEES

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees, some of which are approaching retirement. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, other than through retirement, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals, other than for the Chief Executive Officer.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

DISCLOSURE AND INTERNAL CONTROLS

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

DEPENDENCE ON BUSINESS PARTNERS, GOVERNMENT AND THIRD PARTY CONSENTS

The Company has a number of joint ventures and other business relationships relating to its properties and projects, including key projects, such as the Roca Honda and Gas Hills projects, which can restrict the ability of the Company to act unilaterally with respect to those projects in certain circumstances. There can be no assurances that the Company will be able to maintain relationships with its joint venture and business partners to allow for satisfactory permitting, development, mining or milling relating to any such projects. The Company’s operations are also dependent from time to time on receiving government and other third party consents and approvals. There can be no assurances that all such consents and approvals will be forthcoming when required.

CONFLICTS OF INTEREST

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

LABOR RELATIONS

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. Any earnings generated will be dedicated to finance further growth. The Board of Directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares.

The holders of Common Shares are entitled to vote, to receive dividends and to receive, subject to the right of holders of any other class of shares, the remaining property of the Company upon liquidation, dissolution or winding up of the Company. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Company approving their issuance, subject to the Company’s Articles of Incorporation. The Series A Preferred Shares are non-redeemable, non-callable, non-voting and do not have a right to dividends.

As of December 31, 2013, there were 19,622,171 Common Shares issued and outstanding (not including 20,920 treasury shares (the “Treasury Shares”) held by a subsidiary of the Company. See “Treasury Shares” below). As of the date hereof, the Company had an aggregate of 19,683,472 Common Shares issued and outstanding (not including the Treasury Shares). The Common Shares trade on the TSX under the Symbol “EFR”.

As of November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share. See “Share Consolidation”.

As at December 31, 2013, 746,220 Common Shares are issuable pursuant to currently outstanding stock options granted pursuant to the Company’s Stock Option Plan and 49,098 in connection with the acquisition of Strathmore, which options are exercisable at share prices ranging from Cdn$7.60 to Cdn$112.50.

The Company also has a number of warrants outstanding, as described under Market for Securities below.

In addition, on July 24, 2012, the Company issued Cdn$22,000,000 principal amount of convertible debentures (the “Debentures”). The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of Cdn$15.00 per Common Share at any time prior to redemption or maturity. The Debentures are listed for trading on the TSX under the symbol “EFR.DB”. As at December 31, 2013 up to 1,466,667 Common Shares were issuable upon conversion of the Debentures.

RIGHTS PLAN

A shareholder rights plan (the “Rights Plan”) was approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

The Rights Plan has an initial term of three years. The provisions of the Rights Plan are set out in an agreement dated as of February 2, 2009 between the Company and CIBC Mellon Trust Company, as Rights Agent, as previously filed by the Company. At the Company’s annual meeting of shareholders held on February 10, 2012, the shareholders of the Company approved the renewal of the Rights Plan for a further three years. The Rights Plan will expire at the annual meeting of shareholders of the Company to be held in 2015, unless a renewal of the Rights Plan is approved by shareholders of the Company at that time.

The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

MARKET FOR SECURITIES

COMMON SHARES

The Common Shares in the capital of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EFR” and in the United States on the NYSE MKT under the symbol “UUUU”. Prior to March 19, 2007, the Common Shares were listed and traded on the TSX Venture Exchange.

The table below sets out the low and high prices for the securities of the Company on the TSX for the calendar months commencing October 1, 2012 and ending December 31, 2013 along with the volume of common shares traded for the months indicated:

Month	High (Cdn$)	Low (Cdn$)	Volume Traded (Daily Average)
October 2012	$10.00	$7.75	10,427
November 2012	$8.50	$7.50	9,672
December 2012	$9.00	$6.75	16,988
January 2013	$9.50	$8.25	29,101
February 2013	$9.00	$7.50	12,801
March 2013	$8.50	$7.00	9,980
April 2013	$8.00	$6.25	7,720
May 2013	$9.00	$6.25	19,245
June 2013	$8.50	$7.00	14,040
July 2013	$9.00	$7.75	17,381

Month	High (Cdn$)	Low (Cdn$)	Volume Traded (Daily Average)
August 2013	$11.50	$9.00	37,372
September 2013	$10.50	$8.00	21,888
October 2013	$9.00	$5.50	38,189
November 2013	$7.00	$4.75	49,456
December 2013	$6.22	$5.72	44,144

WARRANTS

The following table describes the outstanding warrants of the Company as at December 31, 2013:

Number of Warrants Outstanding and Exercisable as at December 31, 2013	Exercise Price	Expiry Date
230,000(1)	$32.50	March 31, 2015
355,005(2)	$13.25	June 21, 2015
473,808(3)	$9.50	June 15, 2015
50,594(4)	$9.00	June 15, 2015
30,963(5)	$8.00	October 16, 2015

Notes:

(1)	In connection with the March 31, 2011 public offering, 230,000 share purchase warrants were issued each of which is exercisable into one Common Share of the Company at a price of Cdn$32.50 per share.
(2)

These warrants were issued in connection with the equity private placement of 710,010 non-transferable subscription receipts on June 21, 2012. Each subscription receipt was exchangeable upon completion of the acquisition of the US Mining Division of Denison into one Common Share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of Cdn$13.25 until June 22, 2015.

(3)	These warrants were issued in connection with the June 2013 Private Placement. Each warrant entitles the holder to purchase one additional Common Share at a price of Cdn$9.50 until June 15, 2015.
(4)

These warrants were issued as compensation to the underwriters in connection with the June 2013 private placement. Each of these warrants entitles the holder to purchase one additional Common Share at a price of Cdn$9.00 until June 15, 2015.

(5)

These warrants were issued as compensation to the underwriters in connection with the October 15th , 2013 private placement. Each of these warrants entitles the holder to purchase one additional Common Share at a price of Cdn$8.00 until October 16, 2015.

DEBENTURES

The Debentures issued in July 2012 were listed and posted for trading on the TSX under the trading symbol “EFR.DB” on July 27, 2012. The following table sets forth the reported market price ranges for the Debentures for the year ended December 31, 2013, along with the volume of Debentures traded for the months indicated, as reported by the TSX:

Month	High (Cdn$)	Low (Cdn$)	Volume Traded
October 2012	97.20	93.00	355,000
November 2012	93.00	84.00	52,000
December 2012	88.00	75.10	394,000
January 2013	99.18	87.99	965,000
February 2013	99.00	95.07	343,000
March 2013	95.60	86.60	143,000
April 2013	90.06	73.50	190,000
May 2013	92.00	79.00	148,000
June 2013	95.00	93.00	127,000
July 2013	97.00	93.00	84,000
August 2013	96.50	92.50	85,000
September 2013	98.40	97.00	61,000
October 2013	95.00	90.00	84,000
November 2013	89.99	85.25	20,000
December 2013	90.00	81.00	666,000

PRIOR SALES

The following table sets out the prior sales of securities of the Company not listed on the TSX or any other exchange since October 2012:

Date Issued/Granted	Number of Securities	Security	Price Per Security
January 25, 2013	1,000	Stock options to purchase Common Shares	$9.00
May 9, 2013	6,000	Stock options to purchase Common Shares exercisable at Cdn$7.00 per share	n/a
June 13, 2013	473,808	Warrants exercisable at Cdn$9.50 per share issued pursuant to a private placement	n/a
July 15, 2013	196,150	Stock options to purchase Common Shares exercisable at Cdn$8.75 per share	n/a
August 30, 2013	292,971	Stock options issued in exchange for stock options of Strathmore	n/a
October 16, 2013	30,963	Compensation warrants issued to the underwriters exercisable at Cdn$8.00 per share issued pursuant to bought deal offering	n/a

Date Issued/Granted	Number of Securities	Security	Price Per Security
October 16, 2013	93,750	Over-allotment option to purchase Common Shares at Cdn$8.00 per share granted pursuant to bought deal offering, which was exercisable until November 15, 2013, but was not exercised.	n/a
January 23, 2014	307,250	Stock options to purchase Common Shares exercisable at Cdn$9.05 per share	n/a
February 28, 2014 and March 10, 2014	8,949	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.50
March 20, 2014	30,679	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.00
March 20, 2014	21,673	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	8.00

ESCROWED SECURITIES

As at December 31, 2013, there are no securities of the Company held in escrow.

TREASURY SHARES

As a result of the Company’s acquisition of Titan the Company acquired ownership of 20,920 shares of the Company’s Common Stock. Such shares are treated as treasury shares as at December 31, 2013.

DIRECTORS AND OFFICERS

DIRECTORS

The following table sets forth the name and municipality of residence, the office (if any) held with the Company, the Common Shares of the Company beneficially owned or controlled, directly or indirectly, for each of the officers and directors of the Company, as well as the members of each committee of the Board of Directors:

Name and Municipality of Residence	Office Held	Director Since(1)	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3)	Chairman and Director	2006	5,192
Ontario, Canada
Stephen P. Antony(4)	President, CEO and	2009	19,500
Colorado, USA	Director
Paul A. Carroll(5)(6)	Director	2010	2,000
Ontario, Canada
W. Robert Dengler(3)(4)	Director	2012	13,492
Larry Goldberg(6)	Director	2012	Nil
Mark E. Goodman(4) (5)	Director	2010	Nil
Ontario, Canada
Bruce D. Hansen(3)(6)	Director	2007	2,600
Colorado, USA
Ron F. Hochstein(5)(6)	Director	2012	23,368
British Columbia, Canada
Steven N. Khan (7)	Director	2013	37,229
British Columbia, Canada
Tae Hwan Kim	Director	2014	Nil
Seoul, Korea
Richard Patricio(3)(5)	Director	2012	7,720
Ontario, Canada

Notes:

(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Company, unless a director’s office is earlier vacated in accordance with the by-laws of the Company.

(2)

The information as to Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Company has been furnished by the respective nominees individually.

(3)	Member of the Compensation Committee.
(4)	Member Environment, Health and Safety Committee.
(5)	Member of Governance and Nominating Committee.
(6)	Member Audit Committee.
(7)	On March 26, 2014, Mr. Khan submitted his resignation, effective March 31, 2014.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He currently is the Chair of NunaMinerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX.V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee, as well as a member of the Audit Committee. He is also the Chair of the board of directors of GTA Resources and Mining Inc., as well as a member of the Audit Committee. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years, Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISR operation in south Texas. He joined Energy Fuels Nuclear, Inc. ("EFN") in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc. ("PRI") as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant ISR uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and Chief Executive Officer of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation, where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and Chief Executive Officer, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Diadem Resources Ltd. From 2004 to 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (“Hollinger”) and in 2005 he was Chief Executive Officer. He was a director of The Uranium Institute (now the World Nuclear Association) in 1998. In addition to the Corporation, Mr. Carroll is currently a director of the following companies: World Wide Minerals (TSX, CDN, OTC); War Eagle Mining Company Inc. (TSX-V) and Mammoth Resources Corp. (TSX-V). Mr. Carroll serves on the Audit Committee of War Eagle Mining Company Inc.

W. Robert Dengler

W. Robert Dengler is currently engaged as a Corporate Director of Denison. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler also serves as a Director for IAMGOLD Corp. and Denison Mines Corp. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Lawrence A. Goldberg

Mr. Goldberg is a Chartered Accountant. He is currently Chief Financial Officer of Blue Goose Capital Corp. He was formerly Chief Financial Officer and Chief Operating Officer of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Mark E. Goodman

Mr. Goodman has worked in the financial services and mining industry since 1992. He began his career working for Dundee Corporation and has held numerous positions within that organization. In 2005 he founded Cogitore Resources Inc., a base metal exploration company active in Northern Quebec. He has also served as President and Chief Executive Officer of both Valdez Gold and Cogitore Resources. Mr. Goodman is currently a Vice President of Dundee Corporation. He sits on the board of directors of the following publicly and privately held companies: Cogitore Resources Inc. (TSX-V); Corona Gold Corp. (TSX); Dundee Energy (TSX); Focused Capital Corp. (TSX-V); Focused Capital II (TSX-V); Ryan Gold Corp (TSX-V); Odyssey Resources Inc. (TSX-V); Nighthawk Gold Corp. (TSX-V) and Dynamic Venture Opportunities Fund (Ontario Labour Sponsored Fund).

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior Vice President of Corporate Development and Vice President Finance and Development. Mr. Hansen also serves as a Director for General Moly Inc. and ASA Gold & Precious Metals Ltd., and he is on the Audit Committee of ASA Gold Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is also a director of ASA Gold and Precious Metals Ltd. (NYSE).

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Denison Mines Corp., and previously served as its President and Chief Operating Officer since 2006, when International Uranium Corporation ("IUC") and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC, Mr. Hochstein was a project manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is a Director of Denison Mines Corp. (TSX, NYSE MKT).

He is also a Director and serves on the Audit Committees of Fortress Minerals Corp. (Chairman) (NEX);; RB Energy Inc. (TSX), Sprott Resource Corp. (TSX-V), and Virginia Energy Inc. (TSX-V).

Steven N. Khan

Mr. Khan is President of his own consulting firm, Sona Capital Limited, which focuses on management and financial consulting services and capital fund raising for early stage private and public companies. Mr. Khan was Chairman and Director of Strathmore Minerals Corp., a mineral exploration and development company, from January 1, 2008 until Strathmore was acquired by the Corporation on August 30, 2013, and was Executive Vice President of Strathmore from June 8, 2006 to December 31, 2007. Mr. Khan is also a Director and Interim CEO of Asiabase Metals Inc., a Director and Interim CEO of Mantra Capital Corp., and a Director of Tintina Resources Inc. and Ballyliffin Capital Corp. Mr. Khan previously spent close to twenty years in all aspects of the Canadian investment industry, including retail, institutional sales, corporate finance, capital markets, and investment banking. He has held several senior management roles including: Executive Vice-President, President, Chief Executive Officer and Chairman of a number of regional and national full-service Canadian investment brokerage houses, a number of which focused on venture capital financings. A graduate of the University of British Columbia with a Bachelor of Science and a Masters of Business Administration, Mr. Khan also holds a Chartered Financial Analyst designation (CFA), is a member of the CFA Institute, and was a long-time Fellow of the Canadian Securities Institute. Mr. Khan is also a director of Asia Base Metals Inc. (TSX-V); Mantra Capital Corp. (TSX-V), Tintina Gold Resources Inc. (TSX-V) and Ballyliffin Capital Corp. (TSX-V). On March 26, 2014, Mr. Khan submitted his resignation effective March 31, 2014.

Tae Hwan Kim

Since 2012, Mr. Kim has been General Manager, Overseas Resources Development Department for KEPCO, an international electric power company headquartered in Korea. From 2009 to 2012, Mr. Kim was Senior Manager, Human Resources Department for KEPCO. Mr. Kim has been with KEPCO for over ten years, and has been involved in many domestic and overseas projects for KEPCO. Mr. Kim has an economics degree from Pusan National University and a Masters of Business Administration from Seoul National University.

Richard J. Patricio

Since 2005, Mr. Patricio has been the Executive Vice President, Corporate Affairs for Mega Uranium Ltd. In addition, Mr. Patricio is Vice President of Corporate and Legal Affairs for Pinetree Capital Ltd., responsible for merger and acquisition activity, corporate transactions and the administration of Pinetree. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler Hoskin & Harcourt LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX and TSX-Venture exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Prior to the Corporation’s acquisition of Titan Uranium Inc., Mr. Patricio was a director of Titan. Mr. Patricio is also a director of Caledonia Mining Corp. (TSX, AIM, NASDAQ-OTCQX), Terreno Resources Corp. (TSX-V), U3O8 Corp. (TSX, OTCQX), Mega Precious Metals Inc. (TSX-V), and Macarthur Minerals Ltd. (TSX) He formerly served as a Director for Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.), X-Terra Resources Corporation, Dejour Enterprises Ltd., Titan Uranium Inc., Mooncor Oil & Gas Corp., and Vesta Capital Corp.

EXECUTIVE OFFICERS

The following table sets forth the name and municipality of residence, and the office held with the Company, for each of the executive officers of the Company:

Name and Municipality of Residence	Office Held	Held Position Since
Stephen P. Antony Colorado, USA	President, CEO and Director	2009
Daniel G. Zang Colorado, USA	Chief Financial Officer and Controller	2014
Harold R. Roberts Colorado, USA	Executive Vice President and Chief Operating Officer	2012
David C. Frydenlund Colorado, USA	Senior Vice President, General Counsel and Corporate Secretary	2012
Gary R. Steele Colorado, USA	Senior Vice President, Corporate Marketing	2012

Stephen P. Antony – President and Chief Executive Officer

Mr. Antony is a registered professional engineer in a number of States in which the Company holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISR operation in south Texas. He joined EFN in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (PRI) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant ISR uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of Energy Fuels, responsible for the daily operations of the Company, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and CEO on April 1, 2010.

Daniel G. Zang – Chief Financial Officer

Mr. Zang is Chief Financial Officer for Energy Fuels. He has many years of experience as Chief Financial Officer, Controller, Chief Accounting Officer and other positions with a number of public and private companies, including Controller and Treasurer of General Moly, Inc. and Vice President and Controller of Cyprus Copper Company, an operating division of Cyprus Minerals Company that earned annual revenues in excess of $1 billion. Prior to his coming to Energy Fuels, Mr. Zang served as Deputy Chief Financial Officer of Umami Sustainable Seafood Inc. in San Diego, California from 2012 to 2013, and Chief Financial Officer of Umami from 2010 to 2012. Prior to Umami, Mr. Zang was a Senior Finance and Accounting Professional based in Littleton, Colorado from 2009 to 2010. From 2007 to 2009, Mr. Zang was Controller and Treasurer for General Moly Inc.

Harold R. Roberts – Executive Vice President and Chief Operating Officer

Mr. Roberts is Executive Vice President and Chief Operating Officer for Energy Fuels. He was previously the Executive Vice President – U.S. Operations for Denison Mines Corp. from 2006 to 2012. Prior to his employment with Denison, Mr. Roberts was the President of Energy Fuels Nuclear, Inc. Throughout his career Mr. Roberts has held various positions related to operations oversight, project development, and permitting of mining operations. Mr. Roberts obtained his Bachelor of Science degree in Civil Engineering from Montana State University in 1975, and is a Registered Professional Engineer in several western states.

David C. Frydenlund – Senior Vice President, General Counsel and Corporate Secretary

Mr. Frydenlund is Senior Vice President, General Counsel and Corporate Secretary of Energy Fuels. Mr. Frydenlund’s responsibilities include all legal matters relating to the Company’s activities. His expertise extends to NRC, EPA, State and Federal regulatory and environmental laws and regulations. From 1997 to July 2012, Mr. Frydenlund was Vice President Regulatory Affairs, Counsel and Corporate Secretary of Denison Mines Corp., and its predecessor International Uranium Corporation (IUC), and was also a director of IUC from 1997 to 2006 and Chief Financial Officer of IUC from 2000 to 2005. From 1996 to 1997, Mr. Frydenlund was a Vice President of the Lundin Group of international public mining and oil and gas companies, and prior thereto was a partner with the Vancouver law firm of Ladner Downs (now Borden Ladner Gervais) where his practice focused on corporate, securities and international mining transactions law. David holds a bachelors degree from Simon Fraser University, a masters degree from the University of Chicago and a law degree from the University of Toronto.

Gary R. Steele – Senior Vice President, Corporate Marketing

Mr. Steele is a registered professional engineer and an engineering graduate of the Colorado School of Mines. He also holds an MSc. in Mineral Economics from the Colorado School of Mines. Over a 39-year career, Mr. Steele has held a wide range of responsible positions in both the technical and commercial areas of the mining business. During 20 years in the coal industry, he worked in engineering and operating roles, both underground and surface, and was Director of Utility Marketing for a large Powder River Basin, Wyoming, coal producer, negotiating fuel supply and transportation contracts with major US utilities. He was also designated a member of the corporate M&A due diligence team. This mining experience was followed by 15 years in the investment management business, and the establishment of Steele Capital Advisors, an advisory firm managing investment portfolios for private clients, and specializing in mineral industry opportunities. Mr. Steele joined Energy Fuels in 2006, and, drawing on his complementary mix of experience, he is responsible for economic and project evaluation, and utility marketing at Energy Fuels.

As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 136,224 Common Shares, representing approximately 0.69% of the currently outstanding Common Shares. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Common Shares as of the date of this AIF. The information as to Common Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

CEASE TRADE ORDERS AND BANKRUPTCIES

Except as set out below, to the knowledge of the Company no director or executive officer of the Company is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a management cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005. The management cease trade order issued on September 6, 2005 expired on October 20, 2005. The management cease trade order issued on April 3, 2006 expired and was replaced with a permanent management cease trade order dated April 17, 2006, which was allowed to expire on June 2, 2008. Mr. Bovaird was also an independent director of Fort Chimo Minerals Inc. (“Fort Chimo”) at the time a management cease trade order was issued on June 5, 2007 requiring the directors, officers and insiders of Fort Chimo to cease all trading in, or acquisition of, the securities of Fort Chimo due to Fort Chimo’s failure to file its interim financial statements for the three month period ended March 31, 2007. The management cease trade order was allowed to expire on July 9, 2007 after Fort Chimo remedied the filing default.

Mr. Carroll is a director and President and Chief Executive Officer of World Wide Minerals Ltd., a Canadian public company which is subject to an issuer cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements and has not been revoked. Mr. Carroll was an independent director of Argus Corporation Limited (“Argus”) from April 2004 to November 2004 and of Hollinger from August 2004 to July 2005. In those capacities, he was subject to a management cease trade order issued by the Ontario Securities Commission on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus’ and Hollinger’s failure to file their respective financial statements and other requisite reports and have not expired. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

In 2003 and 2004, the Pacific District Council of the Investment Dealers Association (“PDC-IDA”) investigated Mr. Khan’s previous employer, IPO Capital Corp. and the activities of a number of registered representatives that took place in 1999. During the relevant period, Mr. Khan was Chairman and CEO of IPO Capital Corp. In August 2004, Mr. Khan entered into a settlement agreement with PDC-IDA accepting that he failed to prohibit one of the representatives from selling debtor certificates to IPO Capital Corp. clients, when he knew, or ought to have known, that the only person doing due diligence was not qualified to conduct proper due diligence with respect to the investment. Mr. Khan was fined $8,000 and paid $2,000 in investigative costs for failing to observe high standards of conduct contrary to PDC-IDA By-Law 29.1.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

PENALTIES OR SANCTIONS

Other than as set out herein, to the knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Some of the Company’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Energy Fuels’ shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

THE AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

A copy of the Company’s Audit Committee Charter is annexed to this AIF as Appendix “A”.

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee of the Company are Lawrence A. Goldberg, Paul A. Carroll, Bruce D. Hansen, and Ron F. Hochstein. Lawrence A. Goldberg is the Chair of the Audit Committee. The directors of the Company have determined that each member of the Audit Committee is considered to be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees (the “NI 52-110”).

RELEVANT EDUCATION AND EXPERIENCE

Lawrence A. Goldberg, is a Chartered Accountant and currently Chief Financial Officer of Blue Goose Capital Corp. He was formerly Chief Financial Officer and COO of Arcestra Inc., an orgnic food company, from June 2012 to May 2013. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the CFO of Mega Uranium Ltd., a uranium exploration company listed on the TSX and of Pinetree Capital Ltd. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.).

Paul A. Carroll, is President of Carnarvon Capital Corporation, a corporate management and investment company, and President and CEO of World Wide Minerals Ltd., a former uranium mining and marketing company. He is a member of the Ontario Bar and has had a 45 year legal career, commencing in 1965 when he joined Smith Lyons, which grew to become a major Toronto law firm. In 2001, Smith Lyons was merged into Gowling Lafleur Henderson LLP, which was then Canada’s largest law firm. Mr. Carroll retired from the active practice of law in 2003. He has been a director and officer of many publicly traded and privately held companies, in the mining, oil and gas, real estate and financial services industries, including Dundee Corporation, World Wide Minerals Ltd., International Corona Corp. and Zemex Corp. See also “Directors and Officers – Directors – Paul A. Carroll” above.

Bruce D. Hansen, holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Mr. Hansen also serves as a Director for General Moly Inc. and ASA Gold & Precious Metals Ltd. He was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation until November, 2006. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005. See also “Directors and Officers – Directors – Bruce D. Hansen” above.

Ron F. Hochstein, is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is currently President and Chief Executive Officer of Denison Mines Corp. and has held that position since 2009. From 2006 to 2009, Mr. Hochstein was President and Chief Operating Officer of Denison Mines Corp., and from 2000 to 2006 was President and Chief Operating Officer of International Uranium Corporation. Mr. Hochstein is a Director of Denison Mines Corp. (TSX, NYSE MKT). He is also a Director and serves on the Audit Committees of Fortress Minerals Corp. (Chairman) (NEX);; RB Energy Inc. (TSX) and Virginia Energy Inc. (TSX-V).

RELIANCE ON CERTAIN EXEMPTIONS

During the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of NI 52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the most recently completed financial year of the Company was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed to the Company by the Company’s external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Company's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year Ended	Audit Fees(1) (Cdn$)	Audit-Related Fees(2) (Cdn$)	Tax Fees(3) (Cdn$)	All Other Fees(4)
December 31, 2013	$565,500	Nil	$303,852	Nil
September 30, 2012	$601,600	$128,525	$139,274	Nil

Notes:

(1)	Aggregate fees billed for services provided in auditing the Company’s annual financial statements.
(2)

Aggregate fees not included in “audit fees” that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit or review of the Company’s statements or as related to a prospectus.

(3)	Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. The Company is not subject to any penalties or sanctions and has not entered into any settlement agreements with a court or securities regulatory authority. However, from time to time, the Company may become party to routine litigation incidental to its business.

WHITE MESA MILL

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), entered into a unit price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. EFRI’s and KGL’s performance of their respective obligations under this contract was under dispute in an action commenced in January 2011 in the Seventh Judicial District Court, San Juan County, Utah. In the dispute: (a) EFRI sought approximately $3.25 million in damages from KGL, including project completion costs as well as indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL sought payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI or its engineer and to enforce its lien against the Mill property; and (c) both parties sought pre-judgment interest, attorney fees and costs. The parties agreed to resolve this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration. On February 28, 2014 the arbitrator found in favor of Denison and awarded damages, interest, attorneys’ fees and costs to Denison in excess of $4.8 million. On March 21, 2014, KGL filed a motion with the district court to vacate the award. Denison’s counsel is preparing Denison’s response to that motion.

On January 11, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination located in the shallow aquifer at the Company’s White Mesa Mill site. This challenge is currently being evaluated by UDEQ and the Company, and may involve the appointment by UDEQ of an Administrative Law Judge to hear this matter under Utah administrative procedures. If appointed, the Administrative Law Judge will set a schedule for further proceedings which will involve a hearing to resolve the challenge. After the hearing, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement for the Company and UDEQ to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe that any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. Plaintiff has produced a medical expert report, work history, and answers to discovery. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

The Company received a letter entitled “Notice of Intent to Sue Energy Fuels for Violations of the Clean Air Act at the White Mesa Uranium Mill” dated January 29, 2014. In the notice letter, the Grand Canyon Trust threatens to file a Clean Air Act citizen suit in federal district court for alleged violations of the National Emissions Standards for Hazardous Pollutants (“NESHAPs”) Subpart W, which applies to uranium mills. The notice alleges that radon from Cell 2 at the mill exceeds the 20 pCi/m2 standard; that the mill is in violation of the limitation to two operating tailings impoundments; and that two tailings impoundments exceed a 40 acre size limitation. No suit has been filed at this time, and can only be filed after 60 days have elapsed from service of the notice letter. In the notice letter, the Grand Canyon Trust stated that it intends to ask the district court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, its costs of litigation including attorneys’ fees, and other relief. The Company does not believe the claims threatened in the notice letter have merit, and intends to defend any lawsuit filed pursuant to the notice. The Company believes the issues raised by this environmental group are either inaccurate or are being addressed through the proper regulatory channels. Both Energy Fuels and the regulatory authorities are well aware of these matters, and because they are being addressed, no violations have been issued.

CANYON PROJECT

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon Project, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon Project. In addition, the Plaintiffs sought injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon Project until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon Project and suspending all USFS approvals. This motion was denied by the District Court on September 9, 2013. In October 2013 Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals (the “Court of Appeals”), and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company decided to place shaft sinking operations on standby at the Canyon Project, due to market conditions, and to simplify and lessen the expense of the litigation at the mine. At the same time, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014. In return, Plaintiffs agreed to stay their appeal of the District Court’s denial of their Motion for Preliminary Injunction in the Court of Appeals, and the emergency motions related thereto. As a result of this stipulation agreement, the Court of Appeals stayed Plaintiffs’ appeal and emergency motions. Proceedings on the merits of the case are ongoing. If the Plaintiffs are successful on the merits, the Company may be required to maintain activities at the mine on standby for longer than otherwise planned, pending resolution of the matter.

Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

ROCA HONDA

On August 19, 2011, the Company’s subsidiary, Roca Honda Resources, LLC (“Roca Honda”), filed an application for a permit to dewater certain aquifers underlying Roca Honda’s proposed uranium mine site. The Pueblo of Acoma protested the permit application, and the proceeding was assigned to an Office of the State Engineer Hearing Officer. The matter was set for hearing on the merits commencing on November 12, 2010. On December 10, 2010, the Hearing Officer issued a Report and Recommendation which recommended approval of the application. The State Engineer adopted the Report and Recommendation of the Hearing Examiner on December 10, 2013. On January 13, 2014 Acoma Pueblo challenged the State Engineer’s granting of the permit by (1) filing a notice of appeal and (2) separately filing a Complaint. The notice of appeal and Complaint were both filed in the Eleventh Judicial District Court of McKinley County. The Company does not believe the appeal and Complaint have merit, and intends to defend against those actions. On March 14, 2014, the Company filed a Motion to Dismiss the Complaint, on the basis that the appeal is the exclusive remedy and that the Complaint is therefore not authorized under law, is duplicative, wasteful and should be dismissed. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. At this time, the Company does not believe that any such outcome would materially affect the Company’s financial position, results of operations or cash flows.

PIÑON RIDGE MILL

On April 25, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. On May 24, 2013, Sheep Mountain Alliance (“SMA”) and Rocky Mountain Wild (“RMW”), two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. On July 5, 2013, the Company and CDPHE filed motions to dismiss a majority of the claims of SMA and RMW. In September 2013, the court denied both motions to dismiss. In March, 2014, the Plaintiffs designated the record for the judicial appellate review in Denver District Court. Now that the record has been designated, a briefing schedule will be agreed to by the parties, and unless additional motions are filed, briefing will commence fairly promptly, with the Plaintiffs filing the opening briefs. If the appeal is successful, the likely outcome would be remand of the License back to CDPHE for reconsideration consistent with the court’s ruling, with the possibility of further public input and/or procedural steps to be taken, or possible withdrawal of the License.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed above and elsewhere in this AIF, no insider of the Company has any interest in material transactions involving the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares of the Company is CST Trust Company, Inc., at its offices in Toronto, Ontario.

MATERIAL CONTRACTS

The following are material contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and which were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form:

1.	The Warrant Indenture dated as of June 21, 2012 between the Company and CIBC Mellon Trust Company providing for the issue of up to 355,005 common share purchase warrants.

2.	The Convertible Debenture Indenture dated as of July 24, 2012 between the Company and BNY Trust Company of Canada providing for the issue of debentures.

3.

The Arrangement Agreement between the Company and Strathmore Minerals Corp. dated June 11, 2012. Under the agreement, Energy Fuels would acquire, by way of a plan of arrangement in accordance with the Business Corporations Act (British Columbia), all of the issued and outstanding common shares of Strathmore. Strathmore shareholders would receive 0.0294 common shares of Energy Fuels for each common share of Strathmore held. The Arrangement Agreement contained customary deal support provisions, including a reciprocal expense reimbursement fee, a reciprocal break fee, customary non-solicitation covenants by Strathmore, and the right for Energy Fuels to match superior offers. The transaction was completed on August 30, 2013.

4.

The Underwriting Agreement dated June 13, 2013 between the Company and Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (the “Underwriters”) whereby the Company agreed to issue and sell, and the Underwriters agrees to purchase from the Company, 714,300 units of the Corporation on a bought-deal basis at a price of Cdn$7.00 or US$6.75 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant entitling the holder to acquire one additional common share at a price of Cdn$9.50. The offering was completed on June 13, 2013, which was upsized to 947,616 units for aggregate gross proceeds to the Company of Cdn$6,633,310.

5.

The Underwriting Agreement dated September 30, 2013 between the Company and Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (the “Underwriters”) whereby the Company agreed to issue and sell, and Underwriters agrees to purchase from the Company, 625,000 common shares of the Corporation on a bought-deal basis at a price of Cdn$8.00 per share. The offering was completed on October 16, 2013 for aggregate gross proceeds to the Company of Cdn$5,000,000.

6.

Subscription Agreement dated December 31, 2012 between the Company and Virginia Energy Resources Inc. (“VUI”), whereby the Company agreed to acquire 9,439,857 common shares ofVUI at a price of Cdn$0.42 per share, for an aggregate subscription price of Cdn$3,964,739.94. The subscription price was satisfied by the Company by a combination of Cdn$250,000 cash and the issuance of 437,028 common shares of the Company. As a result of the transaction the Company acquired 16.5% of VUI. Under the subscription agreement, for so long as the Company owns at least 9.9% of the outstanding shares of VUI, the Company has the right to participate in equity financings in order to maintain its percentage ownership. In addition, for so long as the Company owns at least 5% of the outstanding shares of VUI, increasing to 9.9% after 2 years, the Company has the right to nominate one director for election or appointment to the Board of Directors of VUI

INTERESTS OF EXPERTS

NAMES OF EXPERTS

Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado prepared the Whirlwind Technical Report, the La Sal Project Technical Report, the Willhunt Technical Report and the Sage Plain Project Technical Report and the Daneros Mine Technical Report.

O. Jay Gatten, Professional Geologist, of North American Exploration, Inc. prepared the San Rafael Technical Report.

Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering prepared the Sheep Mountain Technical Report and the Juniper Ridge Technical Report.

M. Hassan Alief, Certified Professional Geologist of Alinco GeoServices, Inc. prepared the Farmer Girl Technical Report, the Torbyn Technical Report, the Dalton Pass Technical Report, the Nose Rock Technical Report, and the Marquez Technical Report.

Thomas C. Pool, P.E. and David A. Ross, M.Sc., P.Geo. of RPA prepared the Arizona Strip Technical Report.

Patti Nakai-Lajoie, P.Geo., Robert Michaud, P.Eng., Stuart E. Collins, P.E. and Roderick C. Smith, P.Eng. of RPA prepared the Roca Honda Technical Report.

David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo. of RPA prepared the EZ1 and EZ2 Technical Report.

William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D, C.P.G. and Thomas C. Pool, P.E. of RPA prepared the Henry Mountains Technical Report.

Richard L. Nielsen, Ph.D., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E. and Matthew P. Reilly, P.E. of CAM prepared the Gas Hills Technical Report.

Paul Tietz, Certified Professional Geologist, and Neil Prenn, Registered Professional Engineer of Mine Development Associates prepared the Copper King Technical Report.

Terence P. McNulty, P.E., D.Sc. prepared the Juniper Ridge Technical Report.

Charles D. Snow, PG 1064 Wyoming prepared the Sky Technical Report.

INTERESTS OF EXPERTS

To the knowledge of management of the Company, as at the date hereof, none of the experts, or designated professionals of the experts (as that term is defined in NI 51-102F2), named above under “Names of Experts” had any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or its associates or affiliates when the experts prepared their respective reports and did not and will not receive any such interests after the date of their respective technical reports.

The Company’s independent auditors for fiscal 2013, KPMG LLP, have audited the consolidated financial statements of Energy Fuels Inc. for the fifteen-month period ended December 31, 2013 and year ended September 30, 2012. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards.

Richard White, CPG 08792, Director of Exploration and Technical Services of the Company, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects, and has verified the data disclosed therein. To the knowledge of the Company, Richard White is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is available in the Company’s management information circular for the most recent annual meeting of shareholders.

Additional financial information is provided in the 2013 Annual Financial Statements and 2013 Annual MD&A.

A copy of this AIF, as well as the 2013 Annual Financial Statements, the 2013 Annual MD&A and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Energy Fuels’ Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood CO USA 80228

EXHIBIT 1 CORPORATE ORGANIZATION CHART AS OF DECEMBER 31, 2013

E-1

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

The responsibilities and composition requirements of audit committees are as set out in the Canadian Securities Administrators’ National Instrument 52-110-Audit Committees ("NI 52-110"), the rules of the NYSE MKT Company Guide (the “Company Guide”), the Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations promulgated by the United States Securities and Exchange Commission (“SEC”).

Audit Committee Mandate

The Audit Committee (the "Committee") is a committee established and appointed by and among the Board of Directors of the Company (the “Board”) to assist the Board in fulfilling its oversight responsibilities of the Company. In so doing, the Committee provides an avenue of communication among the external auditor, management, and the Board. The Committee's purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditor, reviews the effectiveness of the internal audit function, and oversees the accounting and financial reporting processes of the Company and audits of financial statements of the Company.

Responsibilities

The Committee's primary duties and responsibilities are as follows:

1.

The appointment, compensation, retention and oversight of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including approval, prior to the auditor’s audit, of the auditor’s work plan and scope of the auditor’s review and all related fees. The external auditor shall report directly to the Committee.

2.

Assume direct responsibility for overseeing the work of the external auditor engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

4.

Review the Company's annual and interim financial statements, Management’s Discussion, and Analysis (MD&A) and annual and interim earnings press releases, and any other set of financial statements which will be released to shareholders, other security holders or regulatory agencies and/or which will form part, either directly or by reference, of any prospectus, offering circular, information circular, annual information form (AIF), annual reports filed with the SEC or any legal filing, before such documents are publicly disclosed by the Company.

5.

The Committee must satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in 4 above, and must periodically assess the adequacy of those procedures.

6.	Establish procedures (the “Whistleblower Policy”) for:

	(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.

Ensuring the receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.

9.

Prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the external auditor the quality of the Company’s accounting policies and financial statement presentation, including (without limitation), the following:

(a)

all critical accounting policies and practices to be used, including (without limitation) the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the external auditor that were not made;

	(b)	all alternative accounting treatments for policies and practices that have been discussed by management and the external auditor; and

(c)

other material written communications between the external auditor and management, including (without limitation) any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter.

10.

Review annually the accounting principles and practices followed by the Company and any changes in the same as they occur, and review new accounting principles of the Canadian Institute of Chartered Accountants and the International Accounting Standards Board which have a significant impact on the Company’s financial reporting as reported to the Committee by management.

11.

Review the status of material contingent liabilities, potentially significant tax issues, and any errors or omissions in the current or prior years’ financial statements which appear material, as reported to the Committee by management.

12.	Oversee management’s design, testing, and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.

13.	Oversee and enforce the Code of Ethics for the Chief Executive Officer, senior financial officers and other officers of the Company, subject to supervision by the Board.

14.

Inquire of management and the external auditor as to any activities that may or may not appear to be illegal or unethical and review with management and the external auditor any frauds reported to the Committee.

15.	Report and make recommendations to the Board as the Committee considers appropriate.

Authority of the Committee

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Committee shall also have the authority to communicate directly with the external auditor.

Composition

The Committee members shall meet the requirements of the Ontario Securities Commission (the “OSC”), the Toronto Stock Exchange (the “TSX”), the SEC and the NYSE MKT. The Audit Committee shall consist of at least three (3) Directors. All members of the Audit Committee shall be “independent” in accordance with the NI 52-110, the rules of the Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and the Chair of the Audit Committee shall be “financially literate” as set forth in NI 52-110 and at least one member of the Committee must qualify as an Audit Committee Financial Expert as defined from time to time by the SEC. A quorum shall consist of not less than two (2) members of the Audit Committee.

The Board shall designate the Chair of the Committee annually. Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify as a member under any applicable law, rule or regulation shall cease to be a member of the Committee. Subject to the foregoing, each Member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

Remuneration

No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors' fees or committee member fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

  The Committee shall meet at least four times annually for regular meetings, or more frequently as circumstances dictate for special meetings. The times of and places where meetings of the Committee shall be held and the calling of and procedures at such meetings shall be determined from time to time by the Committee. Special meetings shall be convened whenever requested by the external auditor, the Chair, or any two members of the Audit Committee in accordance with the Ontario Business Corporations Act.

  Regular meetings shall be called by the Chair of the Committee so as to allow the Committee to review the annual and interim consolidated financial statements of the Company prior to approval of the statements by the Board and prior to the release of the annual financial statements, the MD&A or the interim reports to shareholders, as applicable.

  Notice of every such meeting shall be given in writing not less than forty-eight (48) hours prior to the date fixed for the meeting, and shall be given to the external auditor of the Company, so that the auditor shall be entitled to attend and be heard thereat.

  The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of any matter. The Committee shall meet privately with the external auditor without management present, at each regular meeting.

  A quorum shall be a majority of the members.

  In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

  The Committee shall maintain minutes or other records of its meetings and activities. A copy of the minutes of each meeting of the Committee shall be made available, upon request, to each member of the Committee and to each Director of the Company.

  The Chair of the Committee shall prepare and/or approve an agenda in advance of each meeting.

  The Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company's financial policies and disclosures.

  The Committee shall communicate its expectations to management and the external auditor with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditor in advance of meeting dates.

  The Committee should meet privately in executive session at least quarterly with management, the external auditor and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

  In addition, the Committee or at least its Chair should communicate with management and the external auditor quarterly to review the Company's financial statements and significant findings based upon the auditor's limited review procedures.

  The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

  The Committee expects that the external auditor, in discharging its responsibilities to the shareholders, shall be accountable to the Board through the Committee. The external auditor shall report all material issues or potentially material issues to the Committee.

Review Procedures

  The Committee shall review and reassess the adequacy of this Charter at least annually, submit any proposed changes to the Board for approval and ensure that it is in compliance with TSX, OSC, SEC and NYSE MKT regulations.

APPENDIX B

Glossary of Terms

Note: The terms related to mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

Any terms not defined in this Glossary of Terms are defined in the body of this AIF. Any capitalized terms contained in the below definitions are defined elsewhere in this Glossary of Terms.

2009 Notice

The Notice of Proposed Withdrawal issued by the BLM on July 9, 2009 regarding the withdrawal of one million acres of public lands around the Grand Canyon National Park from location and entry under the Minong Law of 1972.

2012 PFS

This term refers to the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (See also “Sheep Mountain Technical Report”).

2013 Annual MD&A

Management’s Discussion and Analysis of Energy Fuels Inc. for the 15-month financial period ended December 31, 2013

AEC

This term refers to the Atomic Energy Commission, the U.S. federal agency that fostered and controlled the peace time development of atomic science and technology from 1945 to 1974. Most of the functions of the AEC were later assigned to the NRC.

AIF

This 2013 Annual Information Form of Energy Fuels Inc. dated March 26, 2014 and relating to the 15-month financial period ended December 31, 2013

Aldershot

Aldershot Resources Ltd., a British Columbia corporation

Arizona 1 Mine

This term refers to the Company’s Arizona 1 mine, a uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Arizona 1, Canyon and Pinenut Technical Report

This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”, prepared by Thomas C. Pool, P.E and David A. Ross, M.Sc., P.Geo. of RPA in accordance with NI 43-101.

Arizona Strip or Arizona Strip District

A uranium district located in northern Arizona largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles.

ASP

Arizona Strip Partners LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

ASR

Arizona Strip Resources JV LLC, Delaware limited liability company, which is a joint venture between ASP and High Plaints Uranium Inc.

Atlas

Atlas Minerals Corp.

BLM

The U.S. Bureau of Land Management

Board of Directors

This term refers to the board of directors of the Company

Canyon Project

This term refers to the Company’s Canyon Project, a development-stage uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

CAM

Chlumsky, Armbrust & Meyer LLC, an independent geological and engineering consulting firm

CAPCD

This term refers to the Colorado Air Pollution Control Division of CDPHE

CAPEX

This term refers to capital expenditures.

CDPHE

The Colorado Department of Public Health and Environment

CDRMS

The Colorado Division of Reclamation, Mining and Safety

Colorado Plateau or Colorado Plateau District

A mining district encompassing approximately 20,000 square miles, straddling the border of southeastern Utah and southwestern Colorado

Common Shares

Common shares in the capital of the Company as constituted on the date of this AIF, after giving effect to the Share Consolidation

Company

Energy Fuels Inc., an Ontario corporation (see also “Energy Fuels”).

Conoco

Continental Oil Company

Continental

Continental Uranium Corporation

Copper King Project

This term refers to the Company’s Copper King Project, a gold/copper project, located in southeast Wyoming, USA, as more particularly described in the Copper King Technical Report.

Copper King Technical Report

This term refers to the technical report dated August 24, 2012 entitled, “Technical Report on the Copper King Project” prepared by Paul Tietz, C.P.G. and Neil Prenn, P. Eng. of Mine Development Associates (“MDA”) prepared in accordance with NI 43-101.

CPP

Colorado Plateau Partners LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the Company and former joint venture between subsidiaries of the Company and Aldershot.

Daneros Mine

This term refers to the Company’s Daneros Mine, a recently producing mine located in southeast Utah as more particularly described in the Daneros Mine Technical Report.

Daneros Mine Technical Report

This term refers to the technical report dated July 18, 2012 entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Debentures

This term refers to the 22,000 floating-rate convertible unsecured subordinated debentures offered by the Company to a syndicate of underwriters on July 24, 2012.

Denison

Denison Mines Corp., an Ontario corporation

DFP

The Decommissioning Funding Plan for the Company’s proposed Piñon Ridge Mill.

DMHC

Denison Mines Holdings Corp., a Delaware corporation, which was acquired from Denison in 2012. DMHC is now named Energy Fuels Holdings Corp. and is a wholly-owned subsidiary of the Company.

DMO

Designated Mining Operation

DOE

The U.S. Department of Energy

DOI

The U.S. Department of the Interior

DRC

The Utah Division of Radiation Control.

Dundee

Dundee Resources Limited, a subsidiary of Dundee Corporation.

Dynatec

Dynatec Mining Corporation

EA

Environmental Assessment in accordance with NEPA

EF Holdings

Energy Fuels Holdings Corp. (formerly Denison Mines Holdings Corp.), a wholly-owned subsidiary of the Company.

EFN

Energy Fuels Nuclear, Inc.

EFRC

Energy Fuels Resources Corporation, a wholly-owned subsidiary of the Company.

EF Wyoming

Energy Fuels Wyoming Inc., a Nevada corporation, which is a wholly-owned subsidiary of the Company. EF Wyoming was acquired as a part of the Titan acquisition and was formerly known as Titan Uranium USA Inc.

EHS Policy

The Environment, Health and Safety Policy of the Company

EIS

Environmental Impact Statement in accordance with NEPA

EMC

Energy Metals Corporation

Energy Fuels

Energy Fuels Inc., an Ontario corporation (see also “Company”)

Energy Queen Technical Report

This term refers to the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Project, San Juan County,

Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

EPA

The U.S. Environmental Protection Agency

EPP

Environmental Protection Plan

eU3O8

This term refers to equivalent U3O8 grade derived by gamma logging of drill holes.

Exxon

Exxon Minerals Company

EZ1 and EZ2 Technical Report

This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, prepared by David A. Ross, P.Geo. and Christopher Moreton, Ph.D, P.Geo of RPA in accordance with NI 43-101.

Farmer Girl Technical Report

This term refers to the technical Report dated December 16, 2008 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc., Lakewood, Colorado in accordance with NI 43-101.

FeV

Ferrovanadium

FONSI

Finding of No Significant Impact in accordance with NEPA.

FY-2011

The financial year of the Corporation ended September 30, 2011

FY-2012

The financial year of the Corporation ended September 30, 2012

FY-2013

The 15-month financial period of the Corporation ended December 31, 2013

Gas Hills Project

This term refers to the Company’s Gas Hills Project, a uranium project, located in central Wyoming, USA, as more particularly described in the Gas Hills Technical Report.

Gas Hills Technical Report

This term refers to the technical report dated March 22, 2013 entitled “National Instrument 43-101 Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”, prepared by Richard L. Nielsen, PhD., CPG, Thomas C. Pool, P.E., Robert L. Sandefur, P.E., and Matthew P. Reilly, P.E., prepared in accordance with NI 43-101.

GWCL

Groundwater Compliance Limit

GWDP

Groundwater Discharge Permit

Hecla

Hecla Mining Corporation

Henry Mountains Technical Report

This term refers to the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”, prepared by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G. and Thomas C. Pool, P.E. of RPA in accordance with NI 43-101.

Henry Mountains Complex

This term refers to the Company’s Henry Mountains complex of mineral properties, a development-stage uranium mine located in southeastern Utah, USA, as more particularly described in the Henry Mountains Technical Report.

HEU

Highly Enriched Uranium

Historical Estimate

A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

IFRS

International Financial Reporting Standards as issued by the International Accounting Standards Board

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

IRR

Internal Rate of Return

ISR

In-Situ Recovery

IUC

International Uranium Corporation

Juniper Ridge Project

This term refers to the Company’s La Sal Project, a uranium project including standby mines, located in southeastern Utah, USA, as more particularly described in the La Sal Technical Report.

Juniper Ridge Technical Report

This term refers to the technical report dated January 27, 2014 entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A.”, prepared by Douglas L. Beahm, P.E, P.G. and Terance P. McNulty, P.E., D.Sc., in accordance with NI 43-101.

KEPCO

Korea Electric Power Corporation

La Sal Complex

This term refers to the Company’s La Sal Project, a uranium project including standby mines, located in southeastern Utah, USA, as more particularly described in the La Sal Technical Report.

La Sal Technical Report

This term refers to the technical report dated March 26, 2014 entitled “Technical Report on La Sal District Project (Including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, CPG., in accordance with NI 43-101.

Lynx-Royal

Lynx-Royal JV LLC, a subsidiary of Aldershot and former joint venture partner of the Company in ASP and CPP.

MCBOCC

Montrose County Board of County Commissioners

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mega

Mega Uranium Ltd., an Ontario corporation

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Magnum USA

Magnum Minerals USA Corp., a Nevada corporation and wholly-owned subsidiary of the Company.

Mining Law

The Mining Law of 1872

MUC

Magnum Uranium Corp., a British Columbia corporation and wholly-owned subsidiary of the Company.

NEPA

The National Environmental Policy Act

NESHAPS

National Emissions Standards for Hazardous Air Pollutants

NI 43-101

National Instrument 43-101 – Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators.

NI 52-110 Instrument

National Instrument 52-110 – Audit Committees, promulgated by the Canadian Securities Administration

NPV

Net Present Value

NRC

The U.S. Nuclear Regulatory Commission

NYSE MKT

The stock exchange operated by the NYSE MKT LLC on which the Common Shares are listed under the trading symbol “UUUU”

OBSS

Ore Bearing Sandstone

Offtake Agreement

The Company’s contract with KEPCO’s subsidiary to deliver 350,000 pounds (±10%) per year from 2010 to 2015 inclusive.

Other Technical Reports

Collectively, the Willhunt Technical Report, the Farmer Girl Technical Report, and the Torbyn Technical Report

Pathfinder

Pathfinder Mines Corporation

Phelps Dodge

Phelps Dodge Corporation

Pinenut Mine

This term refers to the Company’s Pinenut mine, a producing uranium mine located in northern Arizona, USA, as more particularly described in the Arizona 1, Canyon and Pinenut Technical Report.

Piñon Ridge License

The Radioactive Materials License for the Company’s proposed Piñon Ridge Mill.

Piñon Ridge Mill

The Company’s Piñon Ridge uranium and vanadium processing facility, a 500 ton per day mill proposed for western Montrose County, Colorado, USA.

Pioneer Uravan

Pioneer Uravan Inc.

Plateau

Plateau Resources Inc.

PO

Plan of Operations

Pre-Feasibility Study

A Pre-Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC

Quality Assurance and Quality Control

Qualified Person

A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.

Redpath

J.D. Redpath Corporation

Rights Plan

The Shareholder Rights Plan of the Company approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Company on March 19, 2009.

RFI

Request for Information from CDPHE in the Piñon Ridge Mill permitting process

RILOR

Reclamation in Lieu of Royalty performed on DOE lease tracts.

ROD

Record of Decision prepared in accordance with NEPA.

Roca Honda Project

This term refers to the Company’s Roca Honda Project, a uranium project, located in northwestern New Mexico, USA, as more particularly described in the Roca Honda Technical Report.

RHR

Roca Honda Resources LLC, a limited liability company organized under the laws of the State of Delaware, in which a wholly-owned subsidiary of the Company holds a 60% membership interest which was acquired on August 30, 2013.

Roca Honda Technical Report

This term refers to the technical report dated August 6, 2012 entitled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated August 6, 2012, prepared by Patti Nakai-Lajoie, P.Geo., Robert Michaud, P.Eng., Stuart Collins, P.E., and Roderick Smith, P.Eng., all of Roscoe Postle Associates in accordance with NI 43-101

RPA

Roscoe Postle Associates Inc., an independent geological and engineering consulting firm.

Sage Plain Project

This term refers to the Company’s Sage Plain project, including the historic Calliham and Sage mines, located in southeastern Utah and southwestern Colorado, USA, as more particularly described in the Sage Plain Technical Report.

Sage Plain Technical Report

This term refers to the technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project

(Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

San Rafael Project or San Rafael Uranium Project

This term refers to the Company’s San Rafael uranium project, located in eastern Utah, USA, as more particularly described in the San Rafael Technical Report.

San Rafael Technical Report

This term refers to the technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101.

Saratoga

Saratoga Gold Company Ltd., a wholly-owned subsidiary of the Company incorporated under the laws of British Columbia, which was acquired by the Company on August 30, 2013

SEDAR

The System for Electronic Data Analysis and Retrieval

Sheep Mountain Project

This term refers to the Company’s Sheep Mountain project, a uranium development project located in central Wyoming, USA, as more particularly described in the Sheep Mountain Technical Report.

Sheep Mountain Technical Report

This term refers to the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report”, prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer of BRS Engineering in accordance with NI 43-101 (see also “2012 PFS”).

SITLA Lease or Utah SITLA Lease

Mineral lease on lands administered by the State of Utah School and Institutional Lands Trust Administration

Skidmore Lease

A 20-year mining lease held by the Company in the Sage Plain Project.

SMA

Sheep Mountain Alliance, a non-government organization based in Telluride, Colorado

Strathmore

Strathmore Minerals Corp., a wholly-owned subsidiary of the Company, incorporated under the laws of British Columbia which was acquired by the Company on August 30, 2013.

Subscription Receipts

The subscription receipts issued by the Company in a June 21, 2012 private placement, which subscription receipts were exchanged for Common Shares and warrants of the Company.

Sunday Complex

A complex of mines owned by the Company on the Colorado Plateau in southwest Colorado including the Sunday, West Sunday, St. Jude, Carnation and Topaz mines.

Technical Reports

Collectively, the Arizona 1, Canyon and Pinenut Technical Report, the Daneros Mine Technical Report, the Henry Mountains Technical Report, the La Sal Project Technical Report, the Whirlwind Technical Report, the Sheep Mountain Technical Report, the Sage Plain Technical Report, EZ1 and EZ2 Technical Report, the San Rafael Technical Report, and the Other Technical Reports.

Titan

Titan Uranium Inc., a wholly-owned subsidiary of the Company, incorporated under the laws of Canada which was acquired by the Company on February 29, 2012.

Torbyn Technical Report

This term refers to the technical report dated January 7, 2009 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado”, prepared by M. Hassan Alief, Certified Professional Geologist, Alinco GeoServices, Inc. Lakewood, Colorado in accordance with NI 43-101.

Towns

The Towns of Telluride and Ophir, Colorado, USA and San Miguel County, Colorado, USA.

TSX

The Toronto Stock Exchange

U3O8

Triuranium octoxide, the form of uranium typically produced at the White Mesa Mill, often called yellowcake.

UDEQ

Utah Department of Environmental Quality

UDOGM

Utah Department of Oil, Gas and Minerals

UEC

Utah Energy Corp., a Delaware corporation, and a wholly-owned subsidiary of the Company (now called EFR White Canyon Corp.)

Umetco

Umetco Minerals Corporation, a subsidiary of Union Carbide Corporation

Union Carbide

Union Carbide Corporation

UPC

Uranium Power Corp., a British Columbia corporation, and a wholly-owned subsidiary of the Company.

Uravan Mineral Belt

A zone of uranium and vanadium deposits located in eastern Utah and western Colorado. The Uravan Mineral Belt is the most historically significant uranium producing district in U.S. history.

US Mining Division

All of the assets of Denison located in the United States. All of these assets were acquired by the Company on June 29, 2012.

USFS

U.S. Forest Service

UWQD

Utah Water Quality Division of UDEQ

UxC

The Ux Consulting Company

V2O5

Vanadium pentoxide, the form of vanadium typically produced at the White Mesa Mill, also called blackflake.

WEO 2012

The World Energy Outlook 2012 prepared by the International Energy Agency.

WCUL

White Canyon Uranium Ltd., an Australian corporation, and a wholly-owned subsidiary of the Company.

WDEQ

Wyoming Department of Environmental Quality

Western Nuclear

Western Nuclear Inc.

Whirlwind Mine

This term refers to the Company’s Whirlwind mine, an standby uranium mine located in west-central Colorado and east-central Utah, USA, as more particularly described in the Whirlwind Technical Report.

Whirlwind Technical Report

This term refers to the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

White Canyon District

An historic uranium district located in southeastern Utah west of the town of Blanding.

White Mesa License

The Radioactive Materials License issued by the State of Utah for the White Mesa Mill.

White Mesa Mill or Mill

This term refers to the Company’s White Mesa mill, located near the town of Blanding, Utah in southeastern Utah, the only operating uranium processing facility in the United States.

Willhunt Technical Report

This term refers to the technical report dated November 30, 2008 entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Willhunt Property, San Miguel County, Colorado”, prepared by Douglas C. Peters, Certified Professional Geologist, Peters Geosciences, Golden, Colorado in accordance with NI 43-101.

Withdrawn Lands

One million acres of lands withdrawn from location and entry under the Mining Law of 1872 near the Grand Canyon National Park.

WNA

The World Nuclear Association

Wyoming Gold

Wyoming Gold Mining Company, a wholly-owned subsidiary of the Company incorporated under the laws of the State of Wyoming, which was acquired by the Company on August 30, 2013.